D·R·HORTON®

America's Builder

ANNUAL REPORT

- 2025 -



	As of and for the Year Ended September 30,				
	2025	**2024**	**2023**	**2022**	**2021**
Balance Sheet:					
Cash and cash equivalents	$ 2,985.4	$ 4,516.4	$ 3,873.6	$ 2,540.5	$ 3,210.4
Inventories	25,287.3	24,903.2	22,373.3	21,655.7	16,479.1
Total assets	35,471.2	36,104.3	32,582.4	30,351.1	24,015.9
Notes payable	5,965.5	5,917.7	5,094.5	6,066.9	5,412.4
Stockholders' equity	24,190.4	25,312.8	22,696.2	19,396.3	14,886.5
Book value per share	82.15	78.12	67.78	56.39	41.81
Common shares outstanding	294.5	324.0	334.8	344.0	356.0
Income Statement and Cash Flow:					
Revenues	$34,250.4	$36,801.4	$35,460.4	$33,480.0	$27,774.2
Income before income taxes	4,739.9	6,284.7	6,314.7	7,629.7	5,356.3
Net income attributable to D.R. Horton, Inc.	3,585.2	4,756.4	4,745.7	5,857.5	4,175.8
Diluted earnings per share	11.57	14.34	13.82	16.51	11.41
Cash provided by operations	3,420.9	2,189.8	4,304.1	561.8	534.4
Cash dividends paid	494.8	395.2	341.2	316.5	289.3
Repurchases of common stock	4,298.2	1,803.1	1,187.3	1,105.9	874.0
Percentage of Revenues:					
Income before income taxes	13.8%	17.1%	17.8%	22.8%	19.3%
Key Operating Measures:					
Return on assets[1]	10.0%	13.9%	15.1%	21.7%	19.8%
Return on equity[2]	14.6%	19.9%	22.7%	34.5%	31.6%
Consolidated leverage ratio[3]	19.8%	18.9%	18.3%	23.8%	26.7%
Homes closed by homebuilding operations	84,863	89,690	82,917	82,744	81,965
Homes and apartment units closed by rental operations	6,407	6,172	8,287	1,549	1,216













(1) Return on assets is calculated as net income attributable to D.R. Horton for the year divided by average consolidated assets, where average consolidated assets is the sum of total asset balances for the trailing five quarters divided by five.

(2) Return on equity is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five.

(3) Consolidated leverage ratio represents consolidated notes payable divided by total capital (stockholders' equity plus consolidated notes payable).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ To _____

Commission file number 1-14122

D·R·HORTON®
America's Builder

D.R. Horton, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**75-2386963**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1341 Horton Circle, Arlington, Texas 76011
(Address of principal executive offices) (Zip code)

(817) 390-8200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	DHI	New York Stock Exchange
		NYSE Texas
5.000% Senior Notes due 2034	DHI 34	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 31, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $39.0 billion based on the closing price as reported on the New York Stock Exchange.

As of November 13, 2025, there were 292,060,538 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated herein by reference (to the extent indicated) in Part III.

D.R. HORTON, INC. AND SUBSIDIARIES
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

D.R. Horton, Inc. is the largest homebuilding company in the United States as measured by number of homes closed. We construct and sell homes through our operating divisions in 126 markets across 36 states. Our common stock is included in the S&P 500 Index and listed on the New York Stock Exchange (NYSE) and NYSE Texas under the ticker symbol "DHI." Our listing on NYSE Texas became effective in June 2025. Unless the context otherwise requires, the terms "D.R. Horton," the "Company," "we" and "our" used herein refer to D.R. Horton, Inc., a Delaware corporation, and its predecessors and subsidiaries.

Our homebuilding business began in 1978 in Fort Worth, Texas, and our common stock has been publicly traded since 1992. We have expanded and diversified our homebuilding operations geographically over the years by investing capital and building teams of people in our existing markets, starting new operations in additional markets and acquiring other homebuilding companies. We have closed more than 1.2 million homes during our 47-year history, and we have been the largest volume homebuilder in the United States every year since 2002.

Our business operations consist of homebuilding, rental, a majority-owned residential lot development company, financial services and other activities. Homebuilding is our core business, generating 92% of consolidated revenues of $34.3 billion and $36.8 billion in fiscal 2025 and 2024, respectively, and 90% of consolidated revenues of $35.5 billion in fiscal 2023. Most of our homebuilding revenue is generated from the sale of completed homes and to a lesser extent from the sale of land and lots. Approximately 84% of our home sales revenue in fiscal 2025 was generated from the sale of single-family detached homes, with the remainder from the sale of attached homes, such as townhomes and duplexes. Our product offerings include a broad range of homes for entry-level, move-up, active adult and luxury buyers. Our homes generally range in size from 1,000 to 4,000 square feet and in price from $250,000 to more than $1,000,000. For the year ended September 30, 2025, our homebuilding operations closed 84,863 homes with an average closing price of $370,400.

Our rental segment consists of single-family and multi-family rental operations. The single-family rental operations construct and lease single-family homes within a community and market each community for a bulk sale of rental homes. The multi-family rental operations develop, construct, lease and sell residential rental properties, the majority of which are apartment communities. For the year ended September 30, 2025, our rental operations closed 3,460 single-family rental homes and 2,947 multi-family rental units.

At September 30, 2025, we owned 62% of the outstanding shares of Forestar Group Inc. (Forestar), a publicly traded residential lot development company listed on the NYSE and NYSE Texas under the ticker symbol "FOR." Forestar operates across many of our homebuilding operating markets and is a key part of our homebuilding strategy to maintain relationships with land developers and control a large portion of our land and lot position through land purchase contracts. For the year ended September 30, 2025, Forestar sold 14,240 lots, of which 83% were sold to D.R. Horton.

Our financial services operations provide mortgage financing and title agency services to homebuyers in many of our homebuilding markets. DHI Mortgage, our wholly owned subsidiary, provides mortgage financing services primarily to our homebuyers and sells substantially all of the mortgages it originates and the related servicing rights to third-party purchasers after origination. For the year ended September 30, 2025, DHI Mortgage originated or brokered 68,982 mortgage loans. Our wholly owned subsidiary title companies issue title insurance policies and provide examination, underwriting and closing services primarily to our homebuilding customers.

In addition to our homebuilding, rental, Forestar and financial services operations, we engage in other business activities through our subsidiaries. We conduct insurance-related operations, own water rights and other water-related assets and own non-residential real estate including ranch land and improvements. The results of these operations are immaterial for separate reporting and therefore are grouped together and presented as other.

Available Information

We make available, as soon as reasonably practicable, on our website, www.drhorton.com, all of our reports filed with or furnished to the Securities and Exchange Commission (SEC). These reports can be found on the "Investor Relations" section of our website under "Financial Information" and include our annual and quarterly reports on Form 10-K and 10-Q, current reports on Form 8-K, beneficial ownership reports on Forms 3, 4, and 5, proxy statements and amendments to such reports. Our SEC filings are also available to the public on the SEC's website at www.sec.gov. In addition to our SEC filings, our corporate governance documents, including our Code of Ethical Conduct for the Chief Executive Officer, Chief Financial Officer and senior financial officers, are available on the "Investor Relations" section of our website under "Corporate Governance." Our stockholders may also obtain these documents in paper format free of charge upon request made to our Investor Relations department.

Our principal executive offices are located at 1341 Horton Circle, Arlington, Texas 76011, and our telephone number is (817) 390-8200. Information on or linked to our website is not incorporated by reference into this annual report on Form 10-K unless expressly noted.

OPERATING STRUCTURE AND PROCESSES

Following is an overview of our company's operating structure and the significant processes that support our business controls, strategies and performance.

Homebuilding Markets

Our homebuilding business operates in 126 markets across 36 states, which provides us with geographic diversification in our homebuilding inventory investments and our sources of revenues and earnings. We believe our geographic diversification lowers our operational risks by mitigating the effects of local and regional economic cycles, and it also enhances our earnings potential by providing more diverse opportunities to invest in our business and provide a strong platform for us to consolidate market share.

We conduct our homebuilding operations in the geographic regions, states and markets listed below. Our homebuilding operating divisions are aggregated into six reporting segments, also referred to as reporting regions, which comprise the markets below. Our financial statements and the notes thereto contain additional information regarding segment performance.

State	Reporting Region/Market	State	Reporting Region/Market	State	Reporting Region/Market
	Northwest Region		**Southeast Region**		**North Region**
Colorado	Colorado Springs	**Alabama**	Baldwin County	**Delaware**	Northern Delaware
	Denver		Birmingham		Southern Delaware
	Fort Collins		Huntsville	**Illinois**	Chicago
Oregon	Bend		Mobile	**Indiana**	Fort Wayne
	Eugene/Springfield		Montgomery		Indianapolis
	Medford		Tuscaloosa		Northwest Indiana
	Portland/Salem	**Florida**	Cape Coral/Fort Myers	**Iowa**	Des Moines
Utah	Salt Lake City/Provo/Ogden		Deltona/Daytona Beach		Iowa City/Cedar Rapids
	St. George		Gainesville	**Kansas/Missouri**	Kansas City
Washington	Bremerton		Jacksonville	**Kentucky**	Louisville
	Central Washington		Lakeland	**Maryland**	Baltimore
	Kennewick/Pasco/Richland		Miami/Fort Lauderdale		Eastern Maryland
	Seattle/Tacoma/Everett/Olympia		Ocala		Suburban Washington, D.C.
	Spokane		Orlando		Western Maryland
	Vancouver		Palm Bay/Melbourne	**Minnesota**	Minneapolis/St. Paul
			Panama City	**Nebraska**	Omaha
	Southwest Region		Pensacola	**New Jersey**	Northern New Jersey
Arizona	Phoenix		Port St. Lucie		Southern New Jersey
	Tucson		Tallahassee	**Ohio**	Cincinnati/Dayton
California	Bakersfield		Tampa/Sarasota/Punta Gorda		Columbus
	Bay Area		West Palm Beach	**Pennsylvania**	Central Pennsylvania
	Fresno/Tulare	**Louisiana**	Baton Rouge		Philadelphia
	Los Angeles County		Lake Charles/Lafayette		Pittsburgh
	Modesto/Merced/Stockton	**Mississippi**	Gulf Coast	**Virginia**	Northern Virginia
	Redding/Chico/Yuba City		Hattiesburg		Richmond
	Riverside County		Jackson		Virginia Beach/Williamsburg
	Sacramento				Western Virginia
	San Bernardino County		**East Region**	**West Virginia**	Eastern West Virginia
Hawaii	Oahu	**Georgia**	Atlanta		Northern West Virginia
Nevada	Las Vegas		Augusta	**Wisconsin**	Southeast Wisconsin
	Reno		Central Georgia		
New Mexico	Albuquerque		Savannah/Brunswick		
	Santa Fe		Valdosta		
		North Carolina	Asheville		
	South Central Region		Charlotte		
Arkansas	Little Rock		Greensboro/Winston-Salem		
	Northwest Arkansas		New Bern/Greenville		
Oklahoma	Oklahoma City		Raleigh/Durham/Fayetteville		
	Tulsa		Wilmington		
Texas	Abilene	**South Carolina**	Charleston		
	Austin		Columbia		
	Beaumont		Greenville/Spartanburg		
	Bryan/College Station		Hilton Head		
	Corpus Christi		Myrtle Beach		
	Dallas	**Tennessee**	Chattanooga		
	East Texas		Knoxville		
	Fort Worth		Memphis		
	Houston		Nashville		
	Killeen/Temple/Waco		Northeast Tennessee		
	Lubbock				
	Midland/Odessa				
	New Braunfels/San Marcos				
	San Antonio				

When evaluating new or existing homebuilding markets for purposes of capital allocation, we consider local, market-specific factors, including among others:

- Economic conditions;

- Employment levels and job growth;

- Income level of potential homebuyers;

- Local housing affordability and typical mortgage products utilized;

- Demand for homes at our targeted price points;

- Availability of land and lots in desirable locations on acceptable terms;

- Land entitlement and development processes;

- Availability of qualified subcontractors;

- New and secondary home sales activity;

- Competition;

- Prevailing housing products, features, cost and pricing; and

- Performance capabilities of our local management team.

Economies of Scale

We are the largest homebuilding company in the United States as measured by number of homes closed in fiscal 2025, and we are also one of the largest builders in most of the markets in which we operate. We believe that our national, regional and local scale provides us with benefits that may not be available to the same degree to some other smaller homebuilders, such as:

- Greater access to and lower cost of capital due to our balance sheet strength and our lending and capital markets relationships;

- Volume discounts and rebates from national, regional and local materials suppliers and lower labor rates from certain subcontractors; and

- Enhanced leverage of our general and administrative activities, which allows us flexibility to adjust to changes in market conditions and compete effectively across our markets.

Decentralized Homebuilding Operations

We view homebuilding as a local business; therefore, most of our direct homebuilding activities are decentralized to provide flexibility to our local managers in making operational decisions. We believe that our local management teams, who are familiar with local market conditions, have the best information to make many decisions regarding their operations. At September 30, 2025, we had 92 separate homebuilding operating divisions, many of which operate in more than one market area. Generally, each operating division consists of a division president; a controller and accounting personnel; land entitlement, acquisition and development personnel; a sales manager and sales and marketing personnel; a construction manager and construction superintendents; customer service personnel; a purchasing manager and office staff. Our division presidents receive performance-based compensation for achieving targeted financial and operating metrics related to their operating divisions. Following is a summary of our homebuilding activities that are decentralized in our local operating divisions and the control and oversight functions that are centralized in our regional and corporate offices.

Operating Division Responsibilities

Each homebuilding operating division is responsible for:

- Site selection, which involves

  — A feasibility study;

  — Soil and environmental reviews;

  — Review of existing zoning and other governmental requirements;

  — Review of the need for and extent of offsite work required to obtain project entitlements and to complete necessary infrastructure; and

  — Financial analysis of the potential project;

- Negotiating lot purchase, land acquisition and related contracts;

- Obtaining all necessary land development and home construction approvals;

- Selecting subcontractors and ensuring their work meets our contracted scopes;

- Selecting building and architectural plans;

- Planning and managing home construction schedules;

- Determining the pricing for each house plan and options in a given community;

- Developing and implementing local marketing and sales plans;

- Coordinating all interactions with customers and real estate brokers during the sales, construction and home closing processes; and

- Ensuring the quality and timeliness of post-closing service and warranty repairs provided to customers.

Centralized Controls

We centralize many important risk elements of our homebuilding business through our regional and corporate offices. We have separate homebuilding regional offices, which generally consist of a region president, a chief financial officer, legal counsel and other operational and office support staff. Each of our region presidents and their management teams are responsible for oversight of the operations of a number of homebuilding operating divisions, including:

- Review and approval of division business plans and budgets;

- Review and approval of all land and lot acquisition contracts;

- Review of all business and financial analysis for potential land and lot inventory investments;

- Oversight of land and home inventory levels;

- Monitoring division financial and operating performance; and

- Review of major personnel decisions and division incentive compensation plans.

Our corporate executives and corporate office departments are responsible for establishing our operational policies and internal control standards and for monitoring compliance with established policies and controls throughout our operations. The corporate office also has primary responsibility for direct management of certain key risk elements and initiatives through the following centralized functions:

- Cash management;

- Financing;

- Allocation of capital;

- Issuance and monitoring of inventory investment guidelines;

- Approval and funding of land and lot acquisitions;

- Monitoring and analysis of profitability, returns, costs and inventory levels;

- Environmental assessments of land and lot acquisitions;

- Risk and litigation management;

- Technology systems to support management of operations, marketing and financial information, including preventing, monitoring and reporting of cybersecurity issues;

- Accounting and management reporting;

- Income taxes;

- Internal audit;

- Public financial reporting and investor and media relations;

- Administration of payroll and employee benefits;

- Negotiation of national purchasing contracts;

- Administration, reporting and monitoring of customer surveys and resolution of homeowner concerns; and

- Approval of major personnel decisions and management incentive compensation plans.

Land/Lot Acquisition and Inventory Management

We acquire land for use in our operations after we have completed due diligence and generally after we have obtained the entitlements to begin development or construction work resulting in an acceptable number of residential lots. Before we acquire lots or tracts of land, we complete a feasibility study, which includes soil tests, independent environmental studies, other engineering work and financial analysis. We also evaluate the status of necessary zoning and other governmental entitlements required to develop and use the property for home construction.

We also enter into land/lot contracts, in which we obtain the right, but generally not the obligation, to buy land or lots at predetermined prices on a defined schedule commensurate with anticipated home closings or planned development. These contracts generally are non-recourse, which limits our financial exposure to our earnest money deposited into escrow under the terms of the contract and any pre-acquisition due diligence costs we incur. This enables us to control land and lot positions with limited capital investment, which substantially reduces the risks associated with land ownership.

We attempt to mitigate our exposure to real estate inventory risks by:

- Controlling our level of inventory investment and managing our supply of land/lots owned and controlled through purchase contracts to match the expected housing demand in each of our operating markets;

- Monitoring local market and demographic trends, housing preferences and related economic developments, including the identification of desirable housing submarkets based on the quality of local schools, new job opportunities, local growth initiatives and personal income trends;

- Utilizing land/lot purchase contracts and seeking to acquire developed lots which are substantially ready for home construction, where possible; and

- Monitoring and managing the number of speculative homes (homes under construction without an executed sales contract) built in each subdivision.

Land Development and Home Construction

Substantially all of our land development and home construction work is performed by subcontractors. Subcontractors typically are selected after a competitive bidding process and are retained for a specific subdivision or series of house plans pursuant to a contract that obligates the subcontractor to complete the scope of work at an agreed-upon price. We employ land development and construction personnel to monitor construction activities, participate in major building decisions, coordinate the activities of subcontractors and suppliers, review the work of subcontractors for quality and cost controls and monitor compliance with zoning and building codes. In addition, our construction personnel interact with our homebuyers during the construction process and instruct buyers on post-closing home maintenance.

Our home designs are selected or prepared in each of our markets to appeal to local homebuyers' expectations for affordability, home size and features, and our local management teams adjust product offerings to meet buyer demand as necessary. In some communities, we offer optional interior and exterior features to homebuyers for an additional charge.

We typically do not maintain significant inventories of land development or construction materials, except for work in progress materials for active development projects and homes under construction. Generally, the construction materials used in our operations have been readily available from numerous sources, and we have contracts exceeding one year with certain suppliers of building materials that are cancelable at our option. Construction time for our homes depends on the availability of labor, materials and supplies, the weather, the size of the home and other factors. We completed the construction of most homes in two to four months in fiscal 2025.

We are subject to governmental regulations that affect our land development and construction operations. We frequently experience delays in receiving the necessary approvals from municipalities or other government agencies, which often delays our anticipated development and construction activities.

Cost Controls

We control construction costs by designing our homes efficiently, utilizing common house plans as consistently as possible and obtaining competitive bids for construction materials and labor. We also negotiate pricing from our subcontractors and suppliers based on the volume of services and products we purchase on a local, regional and national basis. We monitor our land development expenditures and construction costs versus budgets for each house and community, and we review our inventory levels, margins, expenses, profitability and returns for each operating market compared to both its business plan and our performance expectations.

We control overhead costs by centralizing certain accounting and administrative functions, monitoring staffing and compensation levels and by applying technology to business processes to improve productivity where practical. We review other general and administrative costs to identify efficiencies and savings opportunities in our operating divisions and our regional and corporate offices. We also direct most of our promotional activities toward digital marketing initiatives and local real estate brokers, which we believe are efficient uses of our marketing expenditures.

Marketing and Sales

We primarily use the D.R. Horton brand name to market and sell our homes. We offer various floor plans and product types with a primary focus on the first time and first time move-up homebuyer, which account for the majority of our home closings. We also offer entry-level homes for buyers focused on affordability, higher-end move-up and luxury homes and homes for active adult buyers seeking a low-maintenance lifestyle.

We market and sell our homes primarily through commissioned sales employees, and the majority of our home closings also involve an independent real estate broker. We typically conduct home sales from sales offices located in furnished model homes in each subdivision, and we generally do not offer our model homes for sale until the completion of a subdivision. Our sales personnel assist prospective homebuyers by providing available floor plans and pricing information, demonstrating the features and layouts of our homes and assisting with the selection of options, when available. We train and inform our sales personnel regarding construction schedules and marketing and advertising plans. As market conditions warrant, we may provide potential homebuyers with a variety of incentives to be competitive in a particular market or to attain our targeted sales pace.

We market our homes and communities to prospective homebuyers and real estate brokers digitally, through email, search engine marketing, social media, our company website and other real estate websites. We also use billboards, radio, television and print media and advertising locally as necessary. We attempt to position our subdivisions in locations that are desirable to potential homebuyers and convenient to or visible from local traffic patterns. Model homes play an important role in our marketing efforts, and we strive to create an attractive atmosphere in our model homes.

We build speculative homes in essentially all of our communities, which allow us to compete effectively with existing homes available in the market and improve our returns. These homes enhance our marketing and sales efforts to homebuyers who are currently renting or who are relocating to these markets and require a home within a short time frame, as well as to independent brokers who represent these homebuyers. We determine our speculative homes strategy in each market based on local market factors, such as new job growth and relocations, housing demand and supply, seasonality, current sales contract cancellation trends and our past experience in the market. We attempt to maintain a level of speculative home inventory in each community based on our current and planned sales pace, and we monitor and adjust speculative home inventory on an ongoing basis.

Sales Contracts and Backlog

Our sales contracts require an earnest money deposit which varies in amount across our markets and communities. Additionally, customers are generally required to pay additional deposits if they select options or upgrade features for their homes. Our sales contracts include a financing contingency which permits customers to cancel and receive a refund of their deposit if they cannot obtain mortgage financing at prevailing or specified interest rates within a defined period. Our contracts may include other contingencies, such as the sale of the customer's existing home. We either retain or refund customer deposits on cancelled sales contracts, depending upon the applicable provisions of the contract or other circumstances.

Sales order backlog represents homes under contract but not yet closed at the end of the period. At September 30, 2025, the value of our backlog of sales orders was $4.1 billion (10,785 homes), a decrease of 14% from $4.8 billion (12,180 homes) at September 30, 2024. The average sales price of homes in backlog was $382,000 at September 30, 2025, down from the $391,700 average at September 30, 2024. Many of the contracts in our sales order backlog are subject to contingencies, such as those described above, which can result in cancellations. As a percentage of gross sales orders, cancellations of sales contracts were 18% in both fiscal 2025 and 2024.

The length of time between the signing of a sales contract for a home and delivery of the home to the buyer (closing) is generally from one to three months; therefore, substantially all of the homes in our sales backlog at September 30, 2025 are scheduled to close in fiscal 2026.

Customer Service and Quality Control

Our homebuilding operating divisions are responsible for pre-closing quality control inspections and responding to customers' post-closing needs. We believe that a prompt and courteous response to homebuyers' needs during and after construction reduces post-closing repair costs, enhances our reputation for quality and service and ultimately leads to repeat and referral business from the real estate community and homebuyers. We typically provide our homebuyers with a ten-year limited warranty for major defects in structural elements such as framing components and foundation systems, a two-year limited warranty on major mechanical systems and a one-year limited warranty on other construction components. The subcontractors who perform the actual construction also provide us with warranties on workmanship and are expected to respond to us and the homeowner in a timely manner. In addition, some of our suppliers provide manufacturer's warranties on specified products installed in the home.

Rental Properties

Our single-family rental operations construct and lease single-family homes within a community and market each community for a bulk sale of rental homes. We sold 3,460 single-family rental homes in fiscal 2025 compared to 3,970 homes in fiscal 2024. Our multi-family rental operations develop, construct, lease and sell residential rental properties. We primarily focus on constructing garden style apartment communities in high growth suburban markets. We sold 2,947 multi-family rental units in fiscal 2025 compared to 2,202 units in fiscal 2024.

Forestar Residential Lot Development Operations

We own approximately 62% of the outstanding shares of Forestar, a publicly traded residential lot development company with operations in 64 markets across 23 states as of September 30, 2025. Forestar is a key part of our strategy to maintain relationships with land developers and to control a large portion of our land and lot position through land purchase contracts. Forestar continues to invest in land acquisition and development to expand its residential lot development business across a geographically diversified national platform and consolidate market share in the fragmented U.S. lot development industry. Our homebuilding operations acquire finished lots from Forestar in accordance with the master supply agreement between the two companies. A shared services agreement is in place whereby we provide Forestar certain administrative, compliance, operational and procurement services. As the controlling shareholder, we have significant influence in guiding the strategic direction and operations of Forestar.

Customer Mortgage Financing

We provide mortgage financing services primarily to purchasers of our homes in the majority of our homebuilding markets through DHI Mortgage, our wholly owned subsidiary. DHI Mortgage assists in the sales transaction by coordinating the mortgage application, mortgage commitment and home closing processes to facilitate a timely and efficient experience for our homebuyers. During fiscal 2025, DHI Mortgage provided mortgage financing services for 81% of the homes closed by our homebuilding operations, and those loans accounted for substantially all of DHI Mortgage's total loan volume. Our homebuilding divisions may also work with additional mortgage lenders that offer a range of mortgage financing programs to our homebuyers.

To limit the risks associated with our mortgage operations, DHI Mortgage originates loan products that we believe can be sold to third-party purchasers of mortgage loans, the majority of which are eligible for sale to the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) or the Government National Mortgage Association (Ginnie Mae). DHI Mortgage sells substantially all of the loans and the related servicing rights to third-party purchasers after origination. DHI Mortgage centralizes most of its control and oversight functions, including those related to loan underwriting, quality control, regulatory compliance, secondary marketing of loans, hedging activities, accounting and financial reporting.

Title Services

Through our subsidiary title companies, we issue title insurance policies and provide examination, underwriting and closing services primarily to our homebuilding customers in many of our markets.

Human Capital Resources

People and Culture

As of September 30, 2025, we employed 14,341 people, of whom 9,972 work in our homebuilding operations, 2,967 in our financial services operations, 586 at our corporate office, 330 in our rental operations, 433 at Forestar and 53 in our other businesses. Of our homebuilding employees, 3,626 are involved in construction, 2,935 are sales and marketing personnel and 3,411 are office personnel.

We believe the people who work for our company are our most important resource and are critical to our continued success. We focus significant attention toward attracting and retaining talented and experienced individuals to manage and support our operations. Our people are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must certify annually to their understanding of and adhere to a code of conduct that sets standards for appropriate behavior and includes required internal training on preventing, identifying, reporting and stopping any type of discrimination.

Recruitment, Development and Retention

We are committed to hiring, developing and supporting an energetic workforce and maintaining a productive, positive and inclusive workplace. We believe that when people feel included and have ample opportunities for professional growth, they bring forward a variety of perspectives and ideas that strengthen our company. We have an active recruiting team that partners with college campuses and external organizations to identify promising new talent and established professionals. Through our paid internship program, college students and recent graduates gain valuable experience working alongside some of the most experienced professionals in the homebuilding industry. Our management team also supports a culture of developing future leaders from our existing workforce, enabling us to promote from within for many leadership positions. We believe this provides long-term focus and continuity to our operations while also providing opportunities for the growth and advancement of our employees. We regularly conduct specialized training for employees within key business functions of our homebuilding operations, such as purchasing, construction, sales and financial management. Additionally, our Leadership Development Program provides internal training designed to equip future leaders for roles across all areas of our operations. During fiscal 2025, 18 people were placed into a new homebuilding market leadership position, and 100% of those were promoted from within the company.

The long-term retention of our employees provides us with an experienced, cohesive workforce, which has been vital to achieving our goals. Our focus on retention is evident in the length of service of our executive, regional and divisional management teams. The average tenure of our executive team is 28 years, our homebuilding region presidents and vice presidents is 20 years and our homebuilding division presidents and city managers is 15 years. Our Board of Directors (Board) is actively involved in our company's executive leadership succession planning and is equally committed to our culture of promoting rising talent from within.

Compensation and Benefits

We believe our compensation package and benefits are competitive with others in our industry. In addition to base pay, eligible employees may participate in our incentive bonus and stock compensation plans, which align their compensation to the interests of our shareholders. A substantial portion of our executive and senior operating leadership's total compensation is variable, at risk pay based on our company's performance. We also offer our employees a broad range of benefits, including paid vacation, holidays, sick time and parental leave; medical, dental and vision healthcare insurance; and life insurance and disability coverage. Additional benefits offered include a 401(k) savings plan, employee stock purchase plan and access to professional resources to support employees with their mental and physical health, family and financial planning, identity theft protection and legal needs. We host events and challenges, both virtually and in person, to encourage our employees to stay active and healthy. We are committed to supporting our employees in their health, wellness and financial planning goals. Additional information about our compensation and employee benefit plans is included in Note K to the accompanying financial statements.

Workplace Safety and Wellness

The safety and well-being of our employees is our first priority. We take workplace safety seriously at our construction sites and in our offices. We provide third-party training for our field personnel to become certified by the Occupational Safety and Health Administration. We also provide our teams with many safety resources, including safety checklists, policies, procedures and best practices, and we communicate with all employees through a monthly safety newsletter to inform and reinforce our commitment to and concern for their well-being. Additionally, because substantially all land development and home construction work is performed by subcontractors, we require that our subcontractors maintain safety programs as well.

Additional information regarding human capital is available in the "Sustainability" section of our Investor Relations website at investor.drhorton.com.

Sustainability

We publish consistent and relevant sustainability information on an annual basis. Our most recent Sustainability Report published in September 2025 includes data aligned with the homebuilders industry reporting standards prepared by the Sustainability Accounting Standards Board, now a part of the International Sustainability Standards Board. Our Sustainability Report is not considered part of or incorporated by reference in this Annual Report. The report also covers topics of importance to our company and our stakeholders, including, but not limited to:

- Risk management;

- Board oversight, ethics, diversity and independence;

- Home affordability and community impact;

- Home energy efficiency, quality and safety;

- Workplace health and safety;

- Talent retention and employee well-being;

- Responsible land development;

- Water management and efficiency; and

- Greenhouse gas emissions.

Business Acquisitions

We routinely evaluate opportunities to expand our operations, including potential acquisitions of other homebuilding or related businesses. Acquisitions of homebuilding and related businesses usually provide us with immediate land and home inventories and control of additional land and lot positions through purchase contracts. Also, employees of acquired businesses generally have specialized knowledge of local market conditions, including existing relationships with municipalities, land owners, developers, subcontractors and suppliers. These inventory positions and local market knowledge and relationships could take us several years to develop through our own efforts. We seek to limit the risks associated with acquiring other companies by conducting extensive operational, financial and legal due diligence on each acquisition and by performing financial analysis to determine that each acquisition is expected to have a positive impact on our earnings, returns and strategic position.

Competition

We operate as a provider of residential housing in both the for sale and rental markets, which are highly competitive. We compete not only for homebuyers and renters, but also for desirable properties, raw materials, skilled labor and financing. We compete with local, regional and national homebuilding and rental companies and also with existing home sales and rental properties. We compete based on price, location, quality and design of our homes and on mortgage financing terms.

Competition to our financial services businesses includes other mortgage lenders and title companies, including national, regional and local mortgage banks and other financial institutions. Some of these competitors are subject to fewer governmental regulations and have greater access to capital than we do, may operate with different lending criteria and/or may offer a broader or more attractive array of financing and other products and services to potential customers. We strive to provide flexible, fairly priced financing alternatives subject to applicable regulations.

Our businesses compete with other companies across all industries to attract and retain highly skilled and experienced employees, managers and executives. Competition for the services of these individuals increases as business conditions improve in the industries in which we operate and in the general economy.

Governmental Regulations and Environmental Matters

We operate in industries that are subject to extensive and complex regulations. We and the subcontractors we use must comply with many federal, state and local laws and regulations. These include zoning, density and development requirements and building, environmental, advertising, labor and real estate sales rules and regulations. These regulations and requirements affect substantially all aspects of our land development and home design, construction and sales processes in varying degrees across our markets. Our homes are inspected by local authorities where required, and homes eligible for insurance or guarantees provided by the Federal Housing Administration (FHA) and the U.S. Department of Veteran Affairs (VA) are subject to inspection by them. These regulations often provide broad discretion to the administering governmental authorities. In addition, our new housing developments may be subject to various assessments for schools, parks, streets, utilities and other public improvements.

Our construction and land development activities are also subject to an extensive array of local, state and federal statutes, ordinances, rules and regulations concerning protection of health, safety and the environment. The compliance requirements for each site vary greatly according to location, environmental condition and the present and former uses of the site and adjoining properties. We believe that we are in compliance in all material respects with existing environmental regulations applicable to our business. Additionally, our compliance with such regulations has not had, nor is it expected to have, a material adverse effect on our consolidated financial position, results of operations or cash flows. However, changes in regulations, such as the climate-related disclosure legislation recently enacted by the State of California, could increase our costs to comply with such regulations, as discussed in "Item 1A. Risk Factors."

Our mortgage company must comply with extensive state and federal laws and regulations, which are administered by numerous agencies, including the Consumer Financial Protection Bureau, Federal Housing Finance Agency, U.S. Department of Housing and Urban Development, FHA, VA, USDA, Fannie Mae, Freddie Mac and Ginnie Mae. These laws and regulations include many compliance requirements, including licensing, consumer disclosures, fair lending and real estate settlement procedures. As a result, our operations are subject to regular, extensive examinations by the applicable agencies.

Seasonality

Although significant changes in market conditions have impacted our seasonal patterns in the past and could do so again in the future, we generally close more homes in our homebuilding operations and generate greater revenues and pre-tax income in the third and fourth quarters of our fiscal year. The seasonal nature of our business can also cause significant variations in the working capital requirements for our operations. As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular fiscal quarter are not necessarily representative of the balance of our fiscal year.

ITEM 1A. RISK FACTORS

Discussion of our business and operations included in this annual report on Form 10-K should be read together with the risk factors set forth below. They describe various risks and uncertainties we are or may become subject to, many of which are difficult to predict and beyond our control. Although the risks are organized and described separately, many of the risks are interrelated. These risks and uncertainties, together with other factors described elsewhere in this report, have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.

Risks Related to our Business and our Industry

Our homebuilding, rental and land development operations are cyclical and significantly affected by changes in economic, real estate or other conditions that could adversely affect our business and financial results.

Our homebuilding, rental and land development operations are cyclical and are significantly affected by changes in general and local economic and real estate conditions, such as:

- employment levels;

- consumer confidence and spending;

- housing demand;

- availability of financing for homebuyers;

- availability of financing for companies that purchase our rental properties;

- interest rates;

- inflation;

- availability and prices of new homes and existing homes for sale and availability and market values of rental properties; and

- demographic trends.

Adverse changes in these general and local economic conditions or deterioration in the broader economy may negatively impact our business and financial results and increase the risk for asset impairments and write-offs. Changes in these economic conditions may affect some of our regions or markets more than others. If adverse conditions affect our larger markets, they could have a proportionately greater impact on us than on some other companies.

The federal government's fiscal policies and the Federal Reserve's monetary policies may negatively impact the financial markets and consumer confidence and could hurt the U.S. economy and the housing and rental markets and in turn, could adversely affect the operating results of our businesses. In an effort to lower the rate of inflation, the Federal Reserve raised interest rates significantly, which has resulted in higher mortgage interest rates. The increase in mortgage interest rates has reduced the affordability of our homes and has required us to use pricing adjustments and incentives to adapt to current market conditions. Prolonged periods of elevated mortgage interest rates or further increases in mortgage interest rates could have an adverse impact on our business and financial results.

Deployments of U.S. military personnel to foreign regions, terrorist attacks, other acts of violence or threats to national security and any corresponding response by the United States or others, domestic or international instability or social or political unrest may cause an economic slowdown in the markets where we operate, which could adversely affect our business.

If we experience any of the foregoing, potential customers may be less willing or able to buy our homes or our rental properties. Additionally, cancellations of home sales contracts in backlog may increase if homebuyers do not honor their contracts due to any of the factors discussed above. Our pricing and product strategies may also be limited by market conditions. We may be unable to change the pricing or mix of our home or rental offerings, reduce the costs of the homes or properties we build, offer more affordable homes or rental properties or satisfactorily address changing market conditions in other ways without adversely affecting our profits and returns.

Our financial services business is closely related to our homebuilding business, as it originates mortgage loans principally to purchasers of the homes we build. A decrease in the demand for our homes because of the foregoing matters will also adversely affect the financial results of this segment of our business. An increase in the default rate on the mortgages we originate may adversely affect our ability to sell the mortgages or the pricing we receive upon the sale of mortgages or may increase our recourse obligations for previous originations. We may be responsible for losses associated with mortgage loans originated and sold to third-party purchasers in the event of errors or omissions relating to certain representations and warranties that the loans sold meet certain requirements, including representations as to underwriting standards, the type of collateral, the existence of primary mortgage insurance, and the validity of certain borrower representations in the connection with the loan, and we may be required to repurchase certain of those mortgage loans or provide indemnification. Repurchased mortgage loans and/or the settlement of claims associated with such loans could adversely affect our business and financial results. We establish reserves for estimated losses and future repurchase obligations for mortgage loans we have sold; however, actual future obligations related to these mortgages could differ significantly from our current estimated amounts. Additionally, we may retain mortgage servicing rights on our originations. As servicer for these loans, we may incur losses by having to advance payments to the mortgage-backed securities (MBS) bondholders to the extent there are insufficient collections to satisfy the required principal and interest remittances of the underlying MBS.

Adverse developments affecting the capital markets and financial institutions could limit our ability to access capital, increase our cost of capital and impact our liquidity and capital resources.

During past economic and housing downturns, the credit markets constricted and reduced some sources of liquidity that were previously available to us. Consequently, we relied principally on our cash on hand to meet our working capital needs and repay outstanding indebtedness during those times. Adverse developments affecting the capital markets and financial institutions, or concerns or rumors about such events, may limit our ability to access the public debt markets or obtain bank financing or may increase our cost of capital. The failure of a bank or other adverse conditions impacting financial institutions where we have cash balances could adversely impact our liquidity and capital resources.

Our homebuilding operations utilize a $2.305 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $3.0 billion, subject to certain conditions and availability of additional bank commitments. Our homebuilding revolving credit facility also provides for the issuance of letters of credit with a sublimit equal to 100% of the total revolving credit commitments. The facility includes bank commitments of $2.04 billion maturing on December 18, 2029 and $265 million maturing on October 28, 2027. Our homebuilding revolving credit facility and our homebuilding senior notes are guaranteed by D.R. Horton, Inc.'s significant wholly owned homebuilding subsidiaries.

As of September 30, 2025, Forestar had a $640 million senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $1.0 billion, subject to certain conditions and availability of additional bank commitments. In October 2025, Forestar utilized the accordion feature and increased the size of its revolving credit facility to $665 million through an additional commitment. The facility includes bank commitments of $600 million maturing on December 18, 2029 and $65 million maturing on October 28, 2026. The Forestar revolving credit facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. Borrowings under the revolving credit facility are subject to a borrowing base calculation based on the book value of Forestar's real estate assets and unrestricted cash. The Forestar revolving credit facility is guaranteed by Forestar's wholly owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. The Forestar revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or financial services operations.

Our rental subsidiary, DRH Rental, has a $1.05 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $2.0 billion, subject to certain conditions and availability of additional bank commitments. Availability under the rental revolving credit facility is subject to a borrowing base calculation based on the book value of DRH Rental's real estate assets and unrestricted cash. The rental revolving credit facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is October 10, 2027. The rental revolving credit facility is guaranteed by DRH Rental's wholly owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. The rental revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, Forestar or financial services operations.

Our mortgage subsidiary, DHI Mortgage, utilizes a $1.4 billion committed mortgage repurchase facility to finance the majority of the loans it originates. Adverse changes in market conditions could make the renewal of this facility more difficult or could result in an increase in the cost of this facility or a decrease in the committed amounts. Such changes affecting our mortgage repurchase facility may also make it more difficult or costly to sell the mortgages that we originate. The maturity date of the committed mortgage repurchase facility is May 6, 2026. DHI Mortgage also utilizes an uncommitted mortgage repurchase facility, which had a capacity of $500 million at September 30, 2025. The mortgage repurchase facilities are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or Forestar operations.

We regularly assess our projected capital requirements to fund growth in our business, repay debt obligations, pay dividends, repurchase our common stock under our $5.0 billion stock repurchase authorization and support other general corporate and operational needs, and we regularly evaluate our opportunities to raise additional capital. D.R. Horton, Inc. has an automatically effective universal shelf registration statement filed with the SEC in July 2024, registering debt and equity securities that may be issued from time to time in amounts to be determined. Forestar also has an effective shelf registration statement filed with the SEC in September 2024, registering $750 million of equity securities, of which $300 million is reserved for sales under its at-the-market equity offering program that was entered into in November 2024. As market conditions permit, we may issue new debt or equity securities through the capital markets or obtain additional bank financing to fund our projected capital requirements or provide additional liquidity. We believe that our existing cash resources, together with the homebuilding, rental and Forestar revolving credit facilities, mortgage repurchase facilities and ability to access the capital markets or obtain additional financing will provide sufficient liquidity to fund our near-term working capital needs and debt obligations. Adverse changes in economic, homebuilding or capital market conditions could negatively affect our business, liquidity and financial results, restrict our ability to obtain additional capital or increase our costs of capital.

Reductions in the availability of mortgage financing provided by government agencies, changes in government financing programs, a decrease in our ability to sell mortgage loans on attractive terms or an increase in mortgage interest rates could decrease our buyers' ability to obtain financing and adversely affect our business and financial results.

The mortgage loans originated by our financial services operations are primarily eligible for sale to Fannie Mae, Freddie Mac or Ginnie Mae and are typically sold to third-party purchasers. The secondary market for mortgage loans continues to primarily desire securities backed by Fannie Mae, Freddie Mac or Ginnie Mae, and we believe the liquidity these agencies provide to the mortgage industry is important to the housing market. Any significant change regarding the long-term structure and viability of Fannie Mae and Freddie Mac could result in adjustments to the size of their loan portfolios and to guidelines for their loan products. Additionally, a reduction in the availability of financing provided by these institutions could adversely affect interest rates, mortgage availability and sales of new homes and mortgage loans. During fiscal 2025, approximately 71% of our mortgage loans were sold directly to Fannie Mae, Freddie Mac or into securities backed by Ginnie Mae, and 27% were sold to one other major financial entity. On an ongoing basis, we seek to establish loan purchase arrangements with additional financial entities. If we are unable to sell mortgage loans to purchasers on attractive terms, our ability to originate and sell mortgage loans at competitive prices could be limited, which would negatively affect our profitability.

The FHA insures mortgage loans that generally have lower credit requirements and is an important source for financing the sale of our homes. Changes, restrictions or significant premium increases in FHA programs in the future may negatively affect the availability or affordability of FHA financing, which could adversely affect our ability to sell homes.

Some of our customers may qualify for 100% financing through programs offered by the VA and the USDA and certain other housing finance agencies. These programs are subject to changes in regulations, lending standards and government funding levels. There can be no assurances that these programs or other programs will continue to be available in our homebuilding markets or that they will be as attractive to our customers as the programs currently offered, which could negatively affect our sales.

Mortgage interest rates have increased significantly in recent years, and market conditions and government actions could cause mortgage rates to rise even further in the future. When interest rates increase, the cost of owning a home increases, which reduces the number of potential homebuyers who can obtain mortgage financing and can result in a decline in the demand for our homes.

The risks associated with our land, lot and rental inventory could adversely affect our business and financial results.

Inventory risks are substantial for our homebuilding, rental and Forestar businesses. There are risks inherent in controlling, owning and developing land. If housing demand declines, we may not be able to sell homes or rental properties profitably in some of our communities, and we may not be able to fully recover the costs of some of the land and lots we own. Also, the values of our owned undeveloped land, lots and inventories may fluctuate significantly due to changes in market conditions. As a result, our deposits for lots controlled through purchase contracts may be put at risk, we may have to sell homes, rental properties or land for a lower profit margin or record inventory impairment charges on our land and lots. A significant deterioration in economic or homebuilding industry conditions may result in substantial inventory impairment charges.

We cannot make any assurances that our growth strategies, acquisitions, investments or other strategic initiatives will be successful or will not expose us to additional risks or other negative consequences.

In recent years, we have primarily grown our business by increasing our investments in land, lot and home inventories in our existing homebuilding markets. We have also expanded through investments in new product offerings, new geographic markets and the growth of our rental property operations. Investments in land, lots, home inventories and rental properties can expose us to risks of economic loss and asset impairments if housing conditions weaken or if we are unsuccessful in implementing our growth strategies.

We have acquired the operations of several companies in recent years, and we may make strategic acquisitions of or investments in other companies, operations or assets in the future. Such acquisitions and investments may have risks similar to those related to land, lots and home inventories, but they may also expose us to additional risks or other negative consequences. These transactions, or our other strategic initiatives, may not advance our business strategy, provide a satisfactory return on our investment or provide other benefits we anticipate. Also, the integration of these transactions may not be successful and may require significant time and resources, which may divert management's attention from other operations. Acquisitions and investments could also raise new compliance-related obligations or expose us to material liabilities not discovered in the due diligence process that may lead to litigation. If these transactions under-perform our expectations or are unsuccessful, we may incur significant expenses or write-offs of inventory, other assets or intangible assets such as goodwill. Acquisitions and investments can result in dilution to existing stockholders if we issue our common stock as consideration and can increase our debt levels or reduce our liquidity if we purchase them with cash. The magnitude, timing and nature of any future acquisitions or investments will depend on a number of factors, including our ability to identify suitable additional markets or acquisition candidates, the negotiation of acceptable terms, our financial position and general economic and business conditions. We also may seek to divest an investment or a business and may have difficulty selling such investment or business on acceptable terms in a timely manner.

Our business and financial results could be adversely affected by significant inflation, higher interest rates or deflation.

During the past three years, the economy has experienced significant inflationary pressures. Inflation can adversely affect us by increasing costs of land, materials, labor and our cost of capital. In an effort to lower the rate of inflation, the Federal Reserve raised interest rates significantly, which has resulted in higher mortgage interest rates. The increase in mortgage interest rates has reduced the affordability of our homes and has required us to use pricing adjustments and incentives to adapt to current market conditions, which result in lower gross margins. If inflation and mortgage interest rates remain high or increase, housing affordability may be further impacted, which could reduce our profit margins and have an adverse impact on our business and financial results.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially increase the supply of existing homes. These or other factors related to deflation could have a negative impact on our business and financial results.

Supply shortages and other risks related to acquiring land, building materials and skilled labor and obtaining regulatory approvals could increase our costs and delay deliveries.

The homebuilding and lot development industries have from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

- difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers want to live;

- delays in receiving the necessary approvals from municipalities or other government agencies;

- shortages of qualified subcontractors;

- reliance on local subcontractors, manufacturers, distributors and land developers who may be inadequately capitalized;

- shortages of materials; and

- significant increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

In the recent past, we experienced multiple disruptions in our supply chain, which resulted in shortages of certain building materials and tightness in the labor market. This caused our construction cycle to lengthen and costs of building materials to increase. Our construction cycle times have since improved and recently normalized; however, if shortages and cost increases in building materials and tightness in the labor market increase, our construction cycle time and profit margins could be adversely impacted.

In addition, newly imposed or increased tariffs, duties and/or trade restrictions, such as those imposed by the current administration, on imported materials and goods that are used in connection with the construction and delivery of our homes, including steel, aluminum and lumber, may raise our costs for these items or for the products made with them. These factors may cause construction delays or cause us to incur more costs building our homes.

Public health issues such as a major epidemic or pandemic could adversely affect our business and financial results.

The U.S. and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. In the event of a widespread, prolonged, actual or perceived outbreak of any contagious disease, our operations could be negatively impacted. Such events have had, and could in the future have, an effect on our operations, including a reduction in customer traffic, a disruption in our supply chain, tightness in the labor market or other factors, all of which could reduce demand for our homes. These or other repercussions of a public health crisis that affect the global economy could have an adverse impact on our results of operations and financial condition.

Our business and financial results could be adversely affected by weather conditions and natural disasters.

Physical risks, including weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, volcanic activity, droughts, floods, hailstorms, heavy or prolonged precipitation, wildfires and others, can harm our business. Additionally, the physical impacts of climate change may cause these occurrences to increase in frequency, severity and duration. The climates and geology of many of the states in which we operate, including California, Florida, Texas and other coastal areas where we have some of our larger operations, present increased risks of adverse weather or natural disasters, such as wildfires and hurricanes. Any such events can temporarily delay our development work, home construction and home closings, unfavorably affect the cost or availability of materials or labor, damage homes under construction, lead to changing consumer preferences and/or negatively impact demand for new homes in affected areas. We have experienced temporary delays in production and short-term impacts on our sales and closings activity from weather events in recent years. There have been no material lasting impacts on our business from these events or material permanent operational challenges resulting from these events, but they could adversely affect our business in the future.

Our business is subject to home warranty and construction defect claims and other litigation that can be significant.

We are subject to home warranty and construction defect claims arising in the ordinary course of our homebuilding business. We rely on subcontractors to perform the actual construction of our homes, and in many cases, to select and obtain construction materials. Despite our detailed specifications and monitoring of the construction process, our subcontractors occasionally do not meet adequate quality standards in the construction of our homes. When we find these issues, we repair them in accordance with our warranty obligations. We spend significant resources to repair items in homes we have sold to fulfill the warranties we issued to our homebuyers. Additionally, we are subject to construction defect claims which can be costly to defend and resolve in the legal system. Warranty and construction defect matters can also result in negative publicity which can damage our reputation and adversely affect our ability to sell homes.

Based on the large number of homes we have sold over the years, our potential liabilities related to warranty and construction defect claims are significant. Consequently, we have generally maintained product liability insurance each year, and we seek to obtain indemnities and certificates of insurance from subcontractors covering claims related to their workmanship and materials. We establish warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built. Because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our future warranty and construction defect claims. Contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of product liability insurance for construction defects is limited and costly. We have responded to increases in insurance costs and coverage limitations by self-insuring our risk in recent years and by increasing our self-insured retentions and claim reserves. There can be no assurance that coverage will not be further restricted or become more costly. If costs to resolve our future warranty and construction defect claims exceed our estimates, our financial results and liquidity could be adversely affected.

In addition, other types of lawsuits, claims and proceedings have been and may in the future be instituted or asserted against us. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We intend to defend ourselves vigorously in any litigation that has been or may be instituted or asserted against us; however, litigation is inherently uncertain and we cannot be certain of the ultimate outcomes of any claims that have arisen or may arise.

A health and safety incident relating to our operations could be costly in terms of potential liability and reputational damage.

Building and land development sites are inherently dangerous, and operating in this industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of homes we construct, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly and could expose us to liability that could be costly. Such an incident could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our financial results and liquidity.

We are required to obtain performance bonds, the unavailability of which could adversely affect our results of operations and cash flows.

We often are required to provide surety bonds to secure our performance or obligations under construction contracts, development agreements and other arrangements. At September 30, 2025, we had $3.5 billion of outstanding surety bonds. Our ability to obtain surety bonds primarily depends upon our credit rating, financial condition, past performance and other factors, including the capacity of the surety market and the underwriting practices of surety bond issuers. The ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue performance bonds for construction and development activities. If we are unable to obtain surety bonds when required, our results of operations and cash flows could be adversely affected.

Increases in the costs of owning a home could prevent potential customers from buying our homes and adversely affect our business and financial results.

Significant expenses of owning a home, including mortgage loan interest and state and local income and property taxes, have historically been deductible expenses for an individual's federal income taxes, subject to various limitations. The Tax Cuts and Jobs Act of 2017 established new limits on these federal tax deductions. Further changes in income tax laws by the federal or state government to eliminate or substantially reduce income tax benefits associated with homeownership could adversely affect demand for and sales prices of new homes.

In addition, increases in property tax rates by local governmental authorities, as experienced in some areas in response to reduced federal and state funding, could adversely affect the amount of financing our potential customers could obtain or their desire to purchase new homes.

Further, existing and prospective regulatory and societal initiatives intended to reduce potential climate change impacts may lead to higher upfront costs of purchasing a home, increased expenses to maintain the home and its systems and greater ongoing energy and utility costs. Additionally, in certain regions, the cost to obtain homeowner and various hazard and flood insurance has risen significantly in recent years, reflecting the increasing frequency and severity of damage caused by severe weather and natural disasters. In some areas, these events have limited the ability of homeowners to secure insurance coverage. Although these factors have not had a material effect on our business to date, they could adversely impact our business in the future.

Information technology failures, cybersecurity incidents, and the failure to satisfy privacy and data protection laws and regulations could harm our business.

We use information technology and other computer resources, including artificial intelligence, to carry out important operational and marketing activities and to maintain our business records. These information technology systems are dependent upon global communications providers, web browsers, third-party software and data storage providers and other aspects of the Internet infrastructure that have experienced cybersecurity incidents, significant systems failures and service outages in the past. Additionally, phishing attacks, whereby perpetrators attempt to fraudulently induce employees, customers, vendors or other users of a company's systems to disclose personal information to gain access to its data, have increased significantly in recent years. With the use of artificial intelligence, these phishing attacks may contain highly convincing language making them difficult to distinguish from legitimate messages. The use of remote work environments and virtual platforms may increase our risk of cyber incidents that could compromise our data. Further, geopolitical tensions or conflicts may create a heightened risk of these incidents. Our normal business activities involve collecting and storing information specific to our homebuyers, renters, employees, vendors and suppliers and maintaining operational and financial information related to our business, both in an office setting and remote locations as needed. A material breach in the security of our information technology systems or other data security controls, or those of the third parties we work with, could include the theft or release of this information. The unintended or unauthorized disclosure of personal identifying and confidential information as a result of a cybersecurity incident by any means could lead to litigation or other proceedings against us by the affected individuals or business partners, or by regulators. The outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business.

We may also be required to incur significant costs to protect against damages caused by information technology failures, cybersecurity incidents, and the failure to satisfy privacy, data protection, and artificial intelligence laws and regulations in the future as legal requirements continue to increase. The European Union and other international regulators, as well as state governments, have enacted or enhanced privacy, data protection, and artificial intelligence regulations, such as the California Privacy Rights Act and the Colorado Privacy Act, and other governments are considering establishing similar or stronger protections. Among other things, these regulations impose certain obligations for handling specified personal information in our systems, including notifying individuals regarding information we have collected from them. We have incurred costs in an effort to comply with these requirements, but our costs may increase significantly if new requirements are enacted and based on how individuals exercise their rights. Any loss of personal information and failure to comply with these requirements or other applicable laws and regulations in this area could result in substantial penalties, reputational damage or litigation.

We routinely utilize information technology security experts to assist us in our evaluations of the effectiveness of the security of our information technology systems, and we regularly enhance our security measures, which include multiple redundant safeguards, to protect our systems and data. We use various encryption, tokenization and authentication technologies to mitigate cybersecurity risks and have increased our monitoring capabilities to enhance early detection and rapid response to potential cyber threats. However, because the techniques used to obtain unauthorized access, disable or degrade systems change frequently and increasingly leverage sophisticated technologies such as artificial intelligence, they often are not recognized until launched against a target. As such, we may be unable to anticipate these techniques, to implement adequate preventative measures or to identify and investigate cybersecurity incidents. We may also incur costs to adapt our cybersecurity program to the evolving threat landscape and to investigate and remediate vulnerabilities or other identified risks.

Although past cybersecurity incidents have not had a material effect on our business or operations to date, in the future, a significant and extended disruption in the functioning of our information technology systems or a breach of any of our data security controls could disrupt our business operations, damage our reputation and cause us to lose customers. Additionally, if a cybersecurity incident is determined to be material, we are subject to additional reporting requirements. We cannot provide assurances that a cyber incident, including data theft or other significant systems or security failures will not occur in the future, and such occurrences could have a material and adverse effect on our consolidated results of operations or financial position.

Governmental regulations and environmental matters could increase the cost and limit the availability of our land development and housing projects and adversely affect our business and financial results.

We are subject to extensive and complex regulations that affect land development and home construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to development or construction being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water or sewage facilities, roads or other local services. New housing developments may also be subject to various assessments for schools, parks, streets and other public improvements. In addition, government authorities in many markets have implemented no growth or growth control initiatives. Any of these may limit, delay or increase the costs of development or home construction.

We are also subject to a significant number and variety of local, state and federal laws and regulations concerning protection of health, safety, labor standards and the environment. The impact of environmental laws varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas with less supply where undeveloped land or desirable alternatives are less available. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas. Government agencies also routinely initiate audits, reviews or investigations of our business practices to ensure compliance with these laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant.

In recent years, advocacy groups, government agencies and the general public have expressed growing concerns regarding the effects of climate change on the environment. Transition risks, such as government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on land development and home construction in certain areas. Such restrictions and requirements could increase our operating and compliance costs or require additional technology and capital investment, which could adversely affect our results of operations. This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have business operations. We believe we are in compliance in all material respects with existing climate-related government restrictions, standards and regulations applicable to our business, and such compliance has not had a material impact on our business. However, given the rapidly changing nature of environmental laws and matters that may arise that are not currently known, we cannot predict our future exposure concerning such matters, and our future costs to achieve compliance or remedy potential violations could be significant.

Additionally, actual or perceived sustainability matters and our response to these matters could harm our business. Increasing governmental and societal attention to sustainability matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change, human capital, labor, cybersecurity and risk oversight, could expand the nature, scope and complexity of matters that we are required to control, assess and report. In March 2024, the SEC adopted new rules regarding climate-related disclosures. These rules were subsequently challenged in legal proceedings, and their effectiveness was stayed by the SEC pending judicial review. In March 2025, the SEC terminated its defense of the rules; however, if they become effective, they would require public companies to make a wide range of climate-related disclosures. Similarly, the State of California has enacted its own legislation requiring extensive climate-related disclosures for companies deemed to be doing business in California, and other states are considering similar laws. Any of the above factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such sustainability matters or fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

The subcontractors we rely on to perform the actual construction of our homes are also subject to a significant number of local, state and federal laws and regulations, including laws involving matters that are not within our control. If the subcontractors who construct our homes fail to comply with all applicable laws, we can suffer reputational damage and may be exposed to liability.

Changes in income tax and securities laws could adversely affect our business and financial results.

We are subject to income taxes at the federal, state and local levels, and any changes in tax legislation could adversely affect our future effective tax rates and the value of our deferred tax assets.

We are also subject to an extensive number of laws and regulations because our common stock and debt securities and the common stock and debt securities of our Forestar subsidiary are publicly traded in the capital markets. These regulations govern our communications with our shareholders and the capital markets, our financial statement disclosures and our legal processes, and they also impact the work required to be performed by our independent registered public accounting firm and our legal counsel. Changes in these laws and regulations, including the subsequent implementation of rules by the administering government authorities, may require us to incur additional compliance costs, and such costs may be significant.

Governmental regulation of our financial services operations could adversely affect our business and financial results.

Our financial services operations are subject to extensive state and federal laws and regulations, which are administered by numerous agencies, including but not limited to the Consumer Financial Protection Bureau, Federal Housing Finance Agency, U.S. Department of Housing and Urban Development, FHA, VA, USDA, Fannie Mae, Freddie Mac and Ginnie Mae. These laws and regulations include many compliance requirements, including but not limited to licensing, consumer disclosures, fair lending and real estate settlement procedures. As a result, our operations are subject to regular, extensive examinations by the applicable agencies. Additional future regulations or changing rule interpretations and examinations by regulatory agencies may result in more stringent compliance standards and could adversely affect the results of our operations.

We operate in competitive industries, and competitive conditions could adversely affect our business and financial results.

We operate in the residential housing industry, which is highly competitive. We compete not only for homebuyers and renters, but also for desirable properties, raw materials, skilled labor and financing. We compete with local, regional and national homebuilding and rental companies and also with existing home sales and rental properties. These competitive conditions can negatively affect our sales volumes, selling prices, leased occupancy levels, rental rates and incentive levels, reduce our profit margins, and cause the value of our inventory or other assets to be impaired. Competition can also affect our ability to acquire suitable land, raw materials and skilled labor at acceptable prices or terms, or cause delays in land development or in construction.

The competitors to our financial services businesses include other mortgage lenders and title companies, including national, regional and local mortgage banks and other financial institutions. Some of these competitors are subject to fewer governmental regulations and have greater access to capital than we do, may operate with different lending criteria and/or may offer a broader or more attractive array of financing and other products and services to potential customers.

Our businesses compete with other companies across all industries to attract and retain highly skilled and experienced employees, managers and executives. If we are unable to attract and retain key employees, managers or executives, our business could be adversely affected.

Risks Related to our Indebtedness

We have significant amounts of debt and may incur additional debt, which could affect our financial health and our ability to raise additional capital to fund our operations or potential acquisitions.

As of September 30, 2025, our consolidated debt was $6.0 billion, which consisted of $3.2 billion related to our homebuilding segment, $1.4 billion related to our financial services segment, $803 million related to our Forestar segment and $600 million related to our rental segment. The indenture governing our homebuilding senior notes does not restrict the incurrence of future unsecured debt by us or our homebuilding subsidiaries or the incurrence of secured or unsecured debt by our non-guarantor subsidiaries, and the agreement governing our homebuilding revolving credit facility allows us to incur a substantial amount of future unsecured debt. Also, the indenture governing our homebuilding senior notes and the agreement governing our homebuilding revolving credit facility impose restrictions on our ability and on that of the guarantors under our homebuilding senior notes and our homebuilding revolving credit facility to incur debt secured by certain assets, but still permit us and our homebuilding subsidiaries to incur significant amounts of additional secured debt. The rental revolving credit facility imposes restrictions on the ability of DRH Rental and its restricted subsidiaries to incur secured and unsecured debt, but still permits DRH Rental and its restricted subsidiaries to incur a substantial amount of future secured and unsecured debt, and does not restrict the incurrence of future secured and unsecured debt by DRH Rental's unrestricted subsidiaries. The Forestar revolving credit facility and the indentures governing Forestar's senior notes impose restrictions on the ability of Forestar and its restricted subsidiaries to incur secured and unsecured debt, but still permit Forestar and its restricted subsidiaries to incur a substantial amount of future secured and unsecured debt, and do not restrict the incurrence of future secured and unsecured debt by Forestar's unrestricted subsidiaries. The mortgage repurchase facilities impose restrictions on the ability of DHI Mortgage and its restricted subsidiaries to incur secured and unsecured debt, but still permit DHI Mortgage and its restricted subsidiaries to incur a substantial amount of future secured and unsecured debt, and do not restrict the incurrence of future secured and unsecured debt by DHI Mortgage's unrestricted subsidiaries.

The amount and the maturities of our debt and the debt of our subsidiaries could have important consequences. For example, possible consequences for our homebuilding, rental, Forestar and financial services operations each with respect to their individual debt obligations, could:

- require the dedication of a substantial portion of cash flow from operations to payment of debt and reduce the ability to use cash flow for other operating or investing purposes;

- limit the flexibility to adjust to changes in business or economic conditions; and

- limit the ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements.

Servicing our debt requires a significant amount of cash, and we or our subsidiaries may not have sufficient cash flow from our respective businesses to pay our substantial debt.

Our ability and that of our subsidiaries to meet our respective debt service obligations will depend, in part, upon our and our subsidiaries' future financial performance. Future results are subject to the risks and uncertainties described in this report. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by financial and political events and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of debt or equity, the refinancing of debt or the sale of assets. Changes in prevailing interest rates may affect the cost of our debt service obligations, because borrowings under the homebuilding, rental and Forestar revolving credit facilities and mortgage repurchase facilities bear interest at floating rates.

The instruments governing our and our subsidiaries' indebtedness impose certain restrictions on our and our subsidiaries' business, and the ability of us and our subsidiaries to comply with related covenants, restrictions or limitations could adversely affect our and our subsidiaries' financial condition or operating flexibility.

The restrictions imposed by our and certain of our subsidiaries' indebtedness could limit our or our subsidiaries' ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and adversely affect our or our subsidiaries' ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

The agreements governing our indebtedness contain restrictions on our and our guarantor subsidiaries' ability to, among other things, engage in sale and leaseback transactions with respect to certain assets, incur secured debt, create liens, pay dividends and make other distributions on or redeem or repurchase equity securities, sell certain assets and engage in mergers, consolidations or sales of all or substantially all of our assets. The applicable instruments governing each of DRH Rental's indebtedness and Forestar's indebtedness contain restrictions on the ability of DRH Rental and Forestar, as applicable, and certain of their respective subsidiaries to, among other things, incur additional indebtedness, create liens, pay dividends and make other distributions on or redeem or repurchase equity securities, sell certain assets, enter into affiliate transactions and engage in mergers, consolidations or sales of all or substantially all of DRH Rental's or Forestar's assets, as applicable.

In addition, the agreements governing certain of our and our subsidiaries' debt instruments contain the following financial covenants:

Homebuilding revolving credit facility. Our homebuilding revolving credit facility contains financial covenants requiring the maintenance of a maximum allowable leverage ratio and a borrowing base restriction if our leverage ratio exceeds a certain level. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity.

Rental and Forestar revolving credit facilities. The rental and Forestar revolving credit facilities each contain financial covenants requiring the maintenance by DRH Rental or Forestar, as applicable, of a minimum level of tangible net worth, a minimum level of liquidity, a maximum allowable leverage ratio and a borrowing base restriction based on the book value of DRH Rental's or Forestar's real estate assets and unrestricted cash. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the applicable revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity.

Mortgage repurchase facilities and other restrictions. The mortgage repurchase facilities for our mortgage subsidiary require the maintenance of a minimum level of tangible net worth, a maximum allowable indebtedness to tangible net worth ratio and a minimum level of liquidity by our mortgage subsidiary. A failure to comply with these requirements could allow the lending banks to terminate the availability of funds to our mortgage subsidiary or cause any outstanding borrowings to become due and payable prior to maturity. Any difficulty experienced in complying with these covenants could make the renewal of the facilities more difficult or costly.

In addition, although our financial services business is conducted through subsidiaries that are not restricted by the indentures governing our and Forestar's senior notes or the agreements governing the homebuilding, rental and Forestar revolving credit facilities, the ability of our financial services subsidiaries to distribute funds to our homebuilding operations would be restricted in the event such distribution would cause an event of default under the mortgage repurchase facilities or if an event of default had occurred under these facilities. Moreover, our right to receive assets from our financial services subsidiaries upon their liquidation or recapitalization is subject to the prior claims of the creditors of these subsidiaries. Any claims we may have to funds from our financial services subsidiaries would be subordinate to subsidiary indebtedness to the extent of any security for such indebtedness and to any indebtedness otherwise recognized as senior to our claims.

Our access to capital and our ability to obtain additional financing could be affected by any downgrade of our debt ratings.

Our homebuilding senior unsecured debt is currently rated investment grade by all three major rating agencies; however, there can be no assurance that we will be able to maintain these ratings. Any lowering of our debt ratings could make accessing the public capital markets or obtaining additional credit from banks more difficult and/or more expensive. Any lowering of Forestar's debt ratings could also make Forestar's ability to access the public capital markets or obtain additional credit from banks more difficult and/or more expensive.

The instruments governing our indebtedness contain change of control provisions which could affect the timing of repayment.

Change of control purchase options under our homebuilding senior notes and change of control default under our homebuilding revolving credit facility. Upon the occurrence of both a change of control and a ratings downgrade event, each as defined in the indenture governing our homebuilding senior notes, we will be required to offer to repurchase such notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. Moreover, a change of control (as defined in our homebuilding revolving credit facility) would constitute an event of default under our homebuilding revolving credit facility, which could result in the acceleration of the repayment of any borrowings outstanding under the facility, a requirement to cash collateralize all letters of credit outstanding thereunder and the termination of the commitments thereunder. If any indebtedness of us or any guarantor together having an aggregate principal amount outstanding of $50 million or more, or in the case of our 5.5% senior notes due 2035 and 4.85% senior notes due 2030, $150 million or more, were accelerated and such acceleration were not rescinded or such indebtedness were not satisfied, in either case within 30 days, an event of default would result under the indenture governing our homebuilding senior notes, entitling the trustee for the notes or holders of at least 25% in principal amount of the relevant series of notes then outstanding to declare all such notes to be due and payable immediately. If purchase offers were required under the indenture for our homebuilding senior notes, repayment of the borrowings under our homebuilding revolving credit facility were required, or if the senior notes were accelerated, we can give no assurance that we would have sufficient funds to pay the required amounts.

Change of control purchase option under Forestar's notes and change of control default under the Forestar revolving credit facility. Upon the occurrence of a change of control triggering event (as defined in the indentures governing Forestar's notes), Forestar will be required to offer to repurchase Forestar's notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. A change of control (as defined in the Forestar revolving credit facility) with respect to Forestar would constitute an event of default under the Forestar revolving credit facility, which could result in the acceleration of the repayment of any borrowings outstanding under the Forestar revolving credit facility, a requirement to cash collateralize all letters of credit outstanding thereunder and the termination of the commitments thereunder. If any indebtedness of Forestar or any of its restricted subsidiaries together having an aggregate principal amount outstanding of $40 million or more, in the case of the indenture governing Forestar's 5.0% senior notes due 2028 (2028 notes), or $75 million or more, in the case of Forestar's 6.5% senior notes due 2033 (2033 notes), were accelerated and such acceleration were not rescinded or such indebtedness were not satisfied, in either case within 30 days, an event of default would result under the indentures governing the Forestar notes, entitling the trustee for the Forestar notes or holders of at least 25%, in the case of the 2028 notes, or 30%, in the case of the 2033 notes, in aggregate principal amount of the applicable series of Forestar notes to declare all such Forestar notes to be due and payable immediately. If purchase offers were required under the indentures for Forestar's notes, repayment of the borrowings under Forestar's revolving credit facility were required, or if Forestar's notes were accelerated, we can give no assurance that Forestar would have sufficient funds to pay the required amounts.

Change of control default under the rental revolving credit facility. A change of control (as defined in the rental revolving credit facility agreement) with respect to DRH Rental would constitute an event of default under the rental revolving credit facility, which could result in the acceleration of the repayment of any borrowings outstanding under the rental revolving credit facility, a requirement to cash collateralize all letters of credit outstanding thereunder and the termination of the commitments thereunder. If repayment of the borrowings under the rental revolving credit facility were required, we can give no assurance that DRH Rental would have sufficient funds to pay the required amounts.

Change of control default under mortgage repurchase facilities. A change of control (as defined in the mortgage repurchase facility agreements) with respect to DHI Mortgage would constitute an event of default under the mortgage repurchase facilities, which could result in the acceleration of the repurchase of any loans outstanding under the facilities and an increase in the repurchase price of such loans. If repayments of the loans under DHI Mortgage's mortgage repurchase facilities were required, we can give no assurance that DHI Mortgage would have sufficient funds to pay the required amounts.

General Risk Factors

Damage to our corporate reputation or brands from negative publicity could adversely affect our business, financial results and/or stock price.

Adverse publicity related to our company, industry, personnel, operations or business performance may cause damage to our corporate reputation or brands and may generate negative sentiment, potentially affecting the performance of our business or our stock price, regardless of its accuracy or inaccuracy. Our reputation could be adversely affected by actual or perceived failures or concerns related to ethics, compliance, product quality and safety, environmental matters, privacy, diversity and inclusion, human rights, compensation and benefits and corporate governance, among other things. Negative publicity can be disseminated rapidly through digital platforms, including social media, websites, blogs and newsletters. Customers and other interested parties value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction, and our success in preserving our brand image depends on our ability to recognize, respond to and effectively manage negative publicity in a rapidly changing environment. Adverse publicity or unfavorable commentary from any source could damage our reputation, reduce the demand for our homes or negatively impact the morale and performance of our employees, which could adversely affect our business.

Our business could be adversely affected by the loss of key personnel.

We rely on our key personnel to effectively operate and manage our businesses. Specifically, our success depends heavily on the performance of our homebuilding division and region presidents and their management teams, our rental housing management team, our financial services management team, our corporate office management teams, our Forestar management team and our executive officers. These key personnel have significant experience and skills as well as leadership and management abilities that are vital to our success. Our ability to attract and retain our key personnel may be impacted by matters involving reputation, culture, diversity and inclusion, compensation and benefits and our management of executive succession. We seek to retain our key personnel, to have succession and transition plans in place to address the potential loss of key personnel, and to manage personnel transitions due to retirements, promotions, transfers and other circumstances. However, if our retention, succession and transition implementation efforts are unsuccessful, the loss of key personnel could adversely affect our business.

Our business could be negatively impacted as a result of actions by activist stockholders or others.

We may be subject to actions or proposals from activist stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions could be costly and time-consuming, disrupt our business and operations and/or divert the attention of our Board and senior management from the pursuit of our business strategies. Activist stockholders may create perceived uncertainties as to the future direction of our business or strategy, including with respect to our sustainability efforts, which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel, potential homebuyers and business partners and may affect our relationships with current homebuyers, subcontractors, investors and other third parties. In addition, actions of activist stockholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have processes in place for assessing, identifying, and managing risks from cybersecurity threats that may result in material adverse effects to the confidentiality, integrity and availability of our systems, operations and data. These processes are a part of our overall risk assessment process. Risks from cybersecurity threats include, among other things, unauthorized access, data theft, computer viruses, ransomware, malicious software and other disruptions. We have implemented systems and processes utilizing a multilayered, proactive approach to identify, evaluate, mitigate and prevent potential cybersecurity threats. Each of these layers contain multiple levels of protection and leverage industry standard framework including the National Institute of Standards and Technology (NIST) Cybersecurity Framework. At the management level, these systems and processes are overseen primarily by our Chief Information Officer (CIO) and our Cyber Security Risk Officer (CSRO).

We have implemented processes to assess, identify, and manage risks from cybersecurity threats, including the following:

- **Muti-factor Authentication:** We secure access to our network and systems through multi-factor authentication.

- **Layered Email Protection**: We have adopted a layered approach to email protection.

- **Zero-Trust Security Model**: We are working towards a zero-trust security model, utilizing group-based access controls to manage network resources.

- **Continuous Monitoring**: We continuously monitor our systems for security anomalies, to help enable early detection of issues and facilitating a rapid response.

- **Regular Scans**: We conduct weekly and monthly scans to identify and prioritize the mitigation of the most critical vulnerabilities.

- **Quarterly Penetration Testing**: We engage third-party consultants to perform quarterly penetration testing, examining our environment from various perspectives, including end-user and employee use cases, to thoroughly assess system vulnerabilities.

- **Collaborative Evaluation and Remediation**: In collaboration with our third-party consultants, we evaluate the outcomes of our testing, address and remediate any identified issues, and subsequently re-test the environment to confirm that the mitigations have effectively resolved the vulnerabilities.

- **Regular Assessments and Gap Analyses**: Our cybersecurity team regularly meets with the third-party consultants to assess overall risk and conduct gap analyses, ensuring the effectiveness of our current cybersecurity measures.

- **Comprehensive Risk Assessment**: Our comprehensive risk assessment includes evaluating potential security risks associated with the use of external service providers.

- **Incident Response Readiness**: We maintain a documented incident response readiness process that details the procedures to follow in the event of a security incident.

- **Data Backup**: We maintain comprehensive backups of all system files to facilitate data recovery during a security incident.

In addition to the above-described technology controls, we have implemented mandatory training and awareness programs designed to educate our employees on cybersecurity risks. These include periodic exercises to help employees identify phishing schemes and other social engineering tactics, and we provide various methods for them to report suspicious activity that may give rise to a cybersecurity incident.

To date, we have not identified any risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, because the sophistication of cybersecurity threats continues to increase with rapidly evolving techniques to overcome security measures, the preventative actions we have taken and will continue to take to reduce the risks may not successfully protect our systems against a future cybersecurity incident. For more information on how cybersecurity risk could materially affect our business, please refer to Item 1A, "Risk Factors."

Governance

Our Board considers cybersecurity and other information technology risk as part of its risk oversight function. The members of our Board receive reports on our cybersecurity risks and risk management on at least an annual basis from our CIO and CSRO. These reports include reviewing current trends, processes and systems used to mitigate the risk of cybersecurity threats. Our internal audit department also conducts cybersecurity reviews as part of its audit procedures and presents any findings to the Board. We have protocols by which certain cybersecurity incidents would be escalated within the Company and, where appropriate, reported to the Board in a timely manner.

We invest a considerable amount of resources in training, tools and other resources to manage risks from cybersecurity threats. Our cybersecurity program is led by an experienced team that creates cybersecurity policies and procedures and possesses expert knowledge related to controls and safeguards related to cybersecurity. Led by our CIO, our cybersecurity team is responsible for assessing and managing risks from cybersecurity threats. The CIO receives reports on cybersecurity threats from the cybersecurity team on an ongoing basis and in conjunction with the CSRO, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. Our CIO and CSRO work closely with our legal team to oversee compliance with legal, regulatory and contractual security requirements.

Our CIO has 36 years of experience working in information technology including roles in the commercial software development, healthcare, industrial and professional services sectors. While in those roles, our CIO has led governance, risk, and compliance technology programs and information security programs. The CIO currently reports to the CFO.

Our CSRO has 24 years of experience working in information technology and cybersecurity roles including software development, identity and access management projects, privilege account management and multi-factor authentication implementations. While in those roles, our CSRO has led projects and implementations for a variety of organizations that assess and create solutions for security concerns. The CSRO currently reports to the CIO.

Supporting the CIO and CSRO is a dedicated cybersecurity team that designs and monitors our cybersecurity control framework as well as implements cybersecurity control systems and solutions. Our cybersecurity team collectively holds the following degrees and certifications: Master's in Cybersecurity, Certified Information Systems Security Professional, Security+, Network+, AQS Certified Cloud Practitioner and Certified Information Systems Auditor.

ITEM 2.   PROPERTIES

Our homebuilding and lot development operations own inventories of land, lots and homes, and our rental operations own rental properties that are both completed and under construction as part of the ordinary course of our business. We also own office buildings totaling approximately 2.1 million square feet, and we lease approximately 760,000 square feet of office space under leases expiring through September 2032. These properties are located in our various operating markets to house our homebuilding, rental, Forestar and financial services operating divisions and our regional and corporate offices.

We own ranch land and improvements totaling 94,200 acres, most of which has been owned for over 20 years. We use this land to conduct ranching and agricultural activities and to host company meetings and events.

ITEM 3.   LEGAL PROCEEDINGS

We are involved in lawsuits and other contingencies in the ordinary course of business. While the outcome of such contingencies cannot be predicted with certainty, we believe that the liabilities arising from these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, to the extent the liability arising from the ultimate resolution of any matter exceeds our estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant.

With respect to administrative or judicial proceedings involving the environment, we have determined that we will disclose any such proceeding if we reasonably believe such proceeding will result in monetary sanctions, exclusive of interest and costs, at or in excess of $1 million.

In fiscal 2014, we received Notices of Violation from the United States Environmental Protection Agency (EPA), the Alabama Department of Environmental Management and the State of South Carolina Department of Health and Environmental Control related to stormwater compliance at certain of our sites in the southeastern United States within EPA Region 4. Since 2014, we have enhanced our practices and procedures related to stormwater compliance, and this matter has been resolved with each of these governmental entities through a consent decree issued in April 2024 (Consent Decree) and entered by the court in August 2024. In addition to a $400,000 civil penalty, we agreed to complete a supplemental environmental project intended to provide a tangible environmental benefit. The Consent Decree also provides for ongoing reporting obligations and stipulated penalties for future noncompliance with the Consent Decree in EPA Region 4. While the aggregate costs of the civil penalty, the project and stipulated penalties have exceeded $1 million, we do not believe it is reasonably possible that any future obligations related to this matter would result in a loss that would have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2024, the Maryland Department of Environment (MDE) filed suit in the Circuit Court for Harford County, Maryland against D.R. Horton, Inc. and Forestar regarding various alleged stormwater compliance issues and violations at a project in Maryland dating from 2022 through 2024, seeking injunctive relief, including restoration of impacted waters, and civil penalties. We are seeking to resolve these matters through further discussions with MDE. We do not believe it is reasonably possible that this matter would result in a loss that would have a material effect on our consolidated financial position, results of operations or cash flows.

On April 29, 2025, a verified stockholder of Forestar filed a derivative complaint in the Delaware Court of Chancery, on behalf of Forestar, against D.R. Horton, Inc., Forestar's Executive Chairman, and certain of Forestar's directors. The complaint, which is captioned Mississippi Public Employees' Retirement System v. D.R. Horton, Inc., C.A. No. 2025-0465-MTZ, asserts claims for breach of fiduciary duty arising out of lot sale transactions between Forestar and D.R. Horton. The complaint seeks judgment awarding Forestar damages against the defendants and awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys' and experts' fees. The Company disputes the allegations of wrongdoing in this matter. The outcome of this lawsuit is uncertain; however, we do not anticipate this matter would have a material adverse effect on our business, financial condition, results of operations or liquidity.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the NYSE and NYSE Texas under the symbol "DHI." As of November 13, 2025, the closing price of our common stock was $143.40, and there were approximately 228 holders of record.

In October 2025, our Board of Directors approved a quarterly cash dividend of $0.45 per share, payable on November 20, 2025 to stockholders of record on November 13, 2025. The declaration of future cash dividends is at the discretion of our Board and will depend upon, among other things, our future earnings, cash flows, capital requirements, financial condition and general business conditions.

We may repurchase shares of our common stock from time to time pursuant to our $5.0 billion common stock repurchase authorization, which was approved by our Board effective April 17, 2025 and replaced our prior $4.0 billion repurchase authorization that was effective as of July 18, 2024. The authorization has no expiration date. During fiscal 2025, we purchased 30.7 million shares of our common stock at a total cost, including commissions and excise taxes, of $4.3 billion, of which $2.6 billion was repurchased under the previous authorization. At September 30, 2025, there was $3.3 billion remaining on the repurchase authorization. The following table sets forth information concerning our common stock repurchases during the three months ended September 30, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (In millions)
July 2025	2,599,304	$ 140.69	2,599,304	$ 3,607.1
August 2025	1,529,310	160.98	1,529,310	3,360.9
September 2025	432,700	177.77	432,700	3,284.0
Total	4,561,314	$ 151.01	4,561,314	$ 3,284.0

The share repurchases may be effected through Rule 10b5-1 plans or open market purchases, each in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended (Exchange Act). Shares repurchased in July 2025 included 1,236,092 shares purchased pursuant to a trading plan under Rule 10b5-1 of the Exchange Act.

During fiscal years 2025, 2024 and 2023, we did not sell any equity securities that were not registered under the Securities Act of 1933, as amended (Securities Act).

The information required by this item with respect to equity compensation plans is set forth under Item 12 of this annual report on Form 10-K and is incorporated herein by reference.

Stock Performance Graph

The following graph illustrates the cumulative total stockholder return on D.R. Horton common stock for the last five fiscal years through September 30, 2025, compared to the S&P 500 Index and the S&P 1500 Homebuilding Index. The comparison assumes a hypothetical investment in D.R. Horton common stock and in each of the foregoing indices of $100 at September 30, 2020 and assumes that all dividends were reinvested. Shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns. The graph and related disclosure in no way reflect our forecast of future financial performance.



**Comparison of Five-Year Cumulative Total Return
Among D.R. Horton, Inc., S&P 500 Index and S&P 1500 Homebuilding Index**

| | | | | September 30, | | | |
		2020	2021	2022	2023	2024	2025
D.R. Horton, Inc.	$	100.00	$ 112.08	$ 90.89	$ 146.46	$ 262.12	$ 235.46
S&P 500 Index		100.00	130.00	109.89	133.65	182.23	214.30
S&P 1500 Homebuilding Index		100.00	112.30	88.95	145.19	256.82	218.81

This performance graph shall not be deemed to be incorporated by reference into our SEC filings and should not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to promote an understanding of our financial condition, results of operations, liquidity and certain other factors that may affect future results. MD&A is provided as a supplement to, and should be read in conjunction with our consolidated financial statements and notes to those statements that appear elsewhere in this Form 10-K. This section discusses the results of operations for fiscal 2025 compared to 2024. For similar operating and financial data and discussion of our fiscal 2024 results compared to our fiscal 2023 results, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of our annual report on Form 10-K for the fiscal year ended September 30, 2024, which was filed with the SEC on November 19, 2024.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed under the caption "Forward-Looking Statements" and under Item 1A, "Risk Factors."

Results of Operations — Overview

Fiscal 2025 Operating Results

In fiscal 2025, our number of homes closed and our home sales revenues decreased 5% and 7%, respectively, compared to the prior year, and our consolidated revenues decreased 7% to $34.3 billion compared to $36.8 billion. Our pre-tax income was $4.7 billion in fiscal 2025 compared to $6.3 billion in fiscal 2024, and our pre-tax operating margin was 13.8% compared to 17.1%. Net income was $3.6 billion in fiscal 2025 compared to $4.8 billion in fiscal 2024, and our diluted earnings per share were $11.57 compared to $14.34.

Consolidated net cash provided by operating activities was $3.4 billion in fiscal 2025 and $2.2 billion in fiscal 2024, and cash provided by our homebuilding operations was $3.4 billion in fiscal 2025 compared to $2.2 billion in fiscal 2024. In fiscal 2025, our return on equity (ROE) was 14.6% compared to 19.9% in fiscal 2024, and our return on assets (ROA) was 10.0% compared to 13.9%. ROE is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances for the trailing five quarters divided by five. ROA is calculated as net income attributable to D.R. Horton for the year divided by average consolidated assets, where average consolidated assets is the sum of total asset balances for the trailing five quarters divided by five.

During fiscal 2025, new home demand continued to be impacted by ongoing affordability constraints and cautious consumer sentiment. As a result, the value of our net sales orders and homebuilding revenues in fiscal 2025 decreased 6% and 7%, respectively, compared to fiscal 2024, and our home sales gross margin decreased to 21.5% as we increased sales incentives, such as buydowns of mortgage rates for our homebuyers. We strive to remain well positioned with affordable product offerings and a flexible lot supply and will continue to manage our home pricing, sales incentives and number of homes in inventory based on the level of demand in each of our local markets. We expect to maintain an elevated level of sales incentives to support demand and may increase them further, depending on market conditions and changes in mortgage interest rates.

We remain focused on our relationships with land developers across the country to maximize returns and capital efficiency. Within our homebuilding land and lot portfolio, lots controlled through purchase contracts represented 75% of the lots owned and controlled at September 30, 2025 compared to 76% at September 30, 2024. We continue to prioritize the purchase of finished lots from Forestar and other land developers when possible. During fiscal 2025, 65% of the homes we closed were on lots developed by either Forestar or a third party compared to 63% in fiscal 2024.

We believe our strong balance sheet and liquidity provide us with flexibility to operate effectively through changing economic conditions. We plan to generate strong cash flows from our operations and manage our product offerings, incentives, home pricing, sales pace and inventory levels to optimize the return on our inventory investments in each of our communities based on local housing market conditions.

Strategy

Our operating strategy focuses on consistently enhancing long-term value to our shareholders by leveraging our financial and competitive positions to maximize the returns on our inventory investments and generate strong profits and cash flows from operations, while managing risk and maintaining financial flexibility to navigate changing economic conditions. Our strategy includes the following initiatives:

- Developing and retaining highly experienced and productive teams of personnel throughout our company that are aligned and focused on continuous improvement in our operational execution and financial performance.

- Maintaining a significant cash balance and strong overall liquidity position while controlling our level of debt.

- Allocating and actively managing our inventory investments across our operating markets to diversify our geographic risk.

- Offering new home communities that appeal to a broad range of entry-level, move-up, active adult and luxury homebuyers based on consumer demand in each market.

- Modifying product offerings, sales pace, home prices and incentives as necessary in each of our markets to meet consumer demand and maintain affordability.

- Delivering high quality homes and a positive experience to our customers both during and after the sale.

- Managing our inventory of homes under construction relative to demand in each of our markets, including starting construction on unsold homes to capture new home demand and actively controlling the number of unsold, completed homes in inventory.

- Investing in lots, land and land development in desirable markets, while controlling the level of land and lots we own in each market relative to the local new home demand.

- Controlling a significant portion of our land and finished lot position through purchase contracts and prioritizing the purchase of finished lots from Forestar and other land developers when possible.

- Controlling the cost of labor and goods provided by subcontractors and vendors.

- Improving the efficiency of our land development, construction, sales and other key operational activities.

- Controlling our selling, general and administrative (SG&A) expense infrastructure to match production levels.

- Ensuring that our financial services business provides high quality mortgage and title services to homebuyers efficiently and effectively.

- Investing in our rental operations to meet rental demand in high growth suburban markets and selling these properties profitably.

- Opportunistically evaluating potential acquisitions to enhance our operating platform.

We believe our operating strategy, which has produced positive results in recent years, will allow us to successfully operate through changing economic conditions and maintain our strong financial performance and competitive position. However, we cannot provide any assurance that the initiatives listed above will continue to be successful, and we may need to adjust parts of our strategy to meet future market conditions.

Key Results

Key financial results as of and for our fiscal year ended September 30, 2025, as compared to fiscal 2024, were as follows:

Consolidated Results:

- Consolidated revenues decreased 7% to $34.3 billion compared to $36.8 billion.

- Consolidated pre-tax income decreased 25% to $4.7 billion compared to $6.3 billion.

- Consolidated pre-tax income was 13.8% of consolidated revenues compared to 17.1%.

- Income tax expense was $1.1 billion compared to $1.5 billion, and our effective tax rate was 23.6% compared to 23.5%.

- Net income attributable to D.R. Horton was $3.6 billion compared to $4.8 billion.

- Net income attributable to D.R. Horton per diluted share decreased 19% to $11.57 compared to $14.34.

- Net cash provided by operations was $3.4 billion compared to $2.2 billion.

- Stockholders' equity was $24.2 billion compared to $25.3 billion.

- Book value per share increased to $82.15 compared to $78.12.

- Debt to total capital was 19.8% compared to 18.9%, and net debt to total capital was 11.0% compared to 5.2%.

Homebuilding:

- Homebuilding revenues decreased 7% to $31.5 billion compared to $34.0 billion.

- Homes closed decreased 5% to 84,863 homes, and the average closing price of those homes decreased 2% to $370,400.

- Net sales orders decreased 4% to 83,423 homes, and the value of net sales orders decreased 6% to $30.8 billion.

- Sales order backlog decreased 11% to 10,785 homes, and the value of sales order backlog decreased 14% to $4.1 billion.

- Home sales gross margin was 21.5% compared to 23.5%.

- Homebuilding SG&A expense was 8.3% of homebuilding revenues compared to 7.5%.

- Homebuilding pre-tax income was $4.1 billion compared to $5.5 billion.

- Homebuilding pre-tax income was 13.1% of homebuilding revenues compared to 16.1%.

- Net cash provided by homebuilding operations was $3.4 billion compared to $2.2 billion.

- Homebuilding cash and cash equivalents totaled $2.2 billion compared to $3.6 billion.

- Homebuilding inventories totaled $20.3 billion compared to $20.0 billion.

- Homes in inventory totaled 29,600 compared to 37,400.

- Owned lots totaled 147,000 compared to 152,500, and lots controlled through purchase contracts totaled 444,900 compared to 480,400.

- Homebuilding debt was $3.2 billion compared to $2.9 billion.

Rental:

- Rental revenues were $1.6 billion compared to $1.7 billion.

- Rental pre-tax income was $170.0 million compared to $228.7 million.

- Rental inventory totaled $2.7 billion compared to $2.9 billion.

- Single-family rental homes closed totaled 3,460 compared to 3,970.

- Multi-family rental units closed totaled 2,947 compared to 2,202.

Forestar:

- Forestar's revenues increased 10% to $1.7 billion compared to $1.5 billion. Revenues in fiscal 2025 and 2024 included $1.4 billion and $1.3 billion, respectively, of revenue from land and lot sales to our homebuilding segment.

- Forestar's lots sold decreased 5% to 14,240 compared to 15,068. Lots sold to D.R. Horton totaled 11,751 compared to 13,267.

- Forestar's revenue from tract acres sold increased to $103.5 million compared to $27.0 million, of which $91.2 million and $15.2 million, respectively, related to acreage sold to D.R. Horton.

- Forestar's pre-tax income was $219.3 million compared to $270.1 million.

- Forestar's pre-tax income was 13.2% of revenues compared to 17.9%.

- Forestar's cash and cash equivalents totaled $379.2 million compared to $481.2 million.

- Forestar's inventories totaled $2.6 billion compared to $2.3 billion.

- Forestar's owned and controlled lots totaled 99,800 compared to 95,100. Of these lots, 40,400 were under contract to sell to or subject to a right of first offer with D.R. Horton compared to 37,700.

- Forestar's debt was $802.8 million compared to $706.4 million.

- Forestar's debt to total capital was 31.2% compared to 30.7%, and Forestar's net debt to total capital was 19.3% compared to 12.4%.

Financial Services:

- Financial services revenues decreased 5% to $841.2 million compared to $882.5 million.

- Financial services pre-tax income was $278.7 million compared to $311.2 million.

- Financial services pre-tax income was 33.1% of financial services revenues compared to 35.3%.

Results of Operations — Homebuilding

Our operating segments are our 92 homebuilding divisions, our rental operations, our majority-owned Forestar residential lot development operations, our financial services operations and our other business activities. The homebuilding operating segments are aggregated into six reporting segments. These reporting segments, which we also refer to as reporting regions, have homebuilding operations located in the following states:

Northwest:	Colorado, Oregon, Utah and Washington
Southwest:	Arizona, California, Hawaii, Nevada and New Mexico
South Central:	Arkansas, Oklahoma and Texas
Southeast:	Alabama, Florida, Louisiana and Mississippi
East:	Georgia, North Carolina, South Carolina and Tennessee
North:	Delaware, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, New Jersey, Ohio, Pennsylvania, Virginia, West Virginia and Wisconsin

The following tables and related discussion set forth key operating and financial data for our homebuilding operations by reporting segment as of and for the fiscal years ended September 30, 2025 and 2024.

Net Sales Orders (1)
Year Ended September 30,

	Net Homes Sold			Value (In millions)			Average Selling Price		
	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
Northwest	4,938	5,391	(8)%	$ 2,679.2	$ 2,750.8	(3)%	$ 542,600	$ 510,300	6 %
Southwest	9,325	9,942	(6)%	4,436.4	4,855.6	(9)%	475,800	488,400	(3)%
South Central	22,000	22,549	(2)%	6,744.9	7,285.5	(7)%	306,600	323,100	(5)%
Southeast	19,700	22,982	(14)%	6,625.8	8,115.2	(18)%	336,300	353,100	(5)%
East	17,290	16,425	5 %	5,958.3	5,830.8	2 %	344,600	355,000	(3)%
North	10,170	9,272	10 %	4,315.9	3,876.1	11 %	424,400	418,000	2 %
	83,423	86,561	(4)%	$ 30,760.5	$ 32,714.0	(6)%	$ 368,700	$ 377,900	(2)%

_____

(1) Net sales orders represent the number and dollar value of new sales contracts executed with customers (gross sales orders), net of cancelled sales orders.

Sales Order Cancellations
Year Ended September 30,

	Cancelled Sales Orders		Value (In millions)		Cancellation Rate (1)	
	2025	2024	2025	2024	2025	2024
Northwest	832	852	$ 471.5	$ 456.2	14 %	14 %
Southwest	1,702	1,726	848.1	827.7	15 %	15 %
South Central	4,473	4,805	1,462.2	1,608.6	17 %	18 %
Southeast	4,699	5,570	1,627.3	1,997.0	19 %	20 %
East	3,892	3,850	1,378.7	1,363.7	18 %	19 %
North	2,500	2,208	1,045.2	912.5	20 %	19 %
	18,098	19,011	$ 6,833.0	$ 7,165.7	18 %	18 %

_____

(1) Cancellation rate represents the number of cancelled sales orders divided by gross sales orders.

Net Sales Orders

The value of net sales orders was $30.8 billion (83,423 homes) in fiscal 2025 compared to $32.7 billion (86,561 homes) in fiscal 2024. The decrease in value was primarily attributable to a 4% decrease in sales order volume, along with a 2% decrease in the average selling price.

In regions where sales order volume decreased, the markets contributing most to the decrease in fiscal 2025 were the Salt Lake City market in the Northwest, the Phoenix and California markets in the Southwest, the Dallas and Fort Worth markets in the South Central and the Florida markets (particularly Tampa and Jacksonville) in the Southeast. In regions where sales order volume increased, the markets contributing most to the increase were the North Carolina markets in the East and the New Jersey, Chicago and suburban Washington, D.C. markets in the North.

During fiscal 2025, new home demand continued to be impacted by ongoing affordability constraints and cautious consumer sentiment. We remain well positioned with affordable product offerings and a flexible lot supply and will continue to manage our home pricing, sales incentives and number of homes in inventory based on the level of new home demand in each of our local markets.

Sales Order Backlog

As of September 30,

	Homes in Backlog			Value (In millions)			Average Selling Price		
	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
Northwest	476	535	(11)%	$ 277.8	$ 284.2	(2)%	$ 583,600	$ 531,200	10 %
Southwest	1,035	1,214	(15)%	486.4	623.6	(22)%	470,000	513,700	(9)%
South Central	2,435	2,709	(10)%	753.1	872.4	(14)%	309,300	322,000	(4)%
Southeast	2,405	3,095	(22)%	821.9	1,135.5	(28)%	341,700	366,900	(7)%
East	2,323	2,744	(15)%	839.5	1,012.3	(17)%	361,400	368,900	(2)%
North	2,111	1,883	12 %	941.4	842.3	12 %	445,900	447,300	— %
	10,785	12,180	(11)%	$ 4,120.1	$ 4,770.3	(14)%	$ 382,000	$ 391,700	(2)%

Sales Order Backlog

Sales order backlog represents homes under contract but not yet closed at the end of the period. Many of the contracts in our sales order backlog are subject to contingencies, including mortgage loan approval and buyers selling their existing homes, which can result in cancellations. A portion of the contracts in backlog will not result in closings due to cancellations.

Homes Closed and Revenue

Year Ended September 30,

	Homes Closed			Home Sales Revenue (In millions)			Average Selling Price		
	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
Northwest	4,997	5,403	(8)%	$ 2,685.7	$ 2,744.6	(2)%	$ 537,500	$ 508,000	6 %
Southwest	9,504	10,135	(6)%	4,573.7	4,913.3	(7)%	481,200	484,800	(1)%
South Central	22,319	23,467	(5)%	6,885.4	7,639.6	(10)%	308,500	325,500	(5)%
Southeast	20,390	24,703	(17)%	6,939.4	8,853.4	(22)%	340,300	358,400	(5)%
East	17,711	17,062	4 %	6,131.1	6,070.9	1 %	346,200	355,800	(3)%
North	9,942	8,920	11 %	4,216.7	3,681.8	15 %	424,100	412,800	3 %
	84,863	89,690	(5)%	$ 31,432.0	$ 33,903.6	(7)%	$ 370,400	$ 378,000	(2)%

Home Sales Revenue

Revenues from home sales were $31.4 billion (84,863 homes closed) in fiscal 2025 compared to $33.9 billion (89,690 homes closed) in fiscal 2024. The decrease in revenues was primarily attributable to a 5% decrease in closings volume, along with a 2% decrease in the average selling price.

In regions where homes closed decreased, the markets contributing most were the Salt Lake City market in the Northwest, the Phoenix and California markets in the Southwest, the Dallas and Fort Worth markets in the South Central and the Florida markets (particularly Tampa and Jacksonville) in the Southeast. In regions where homes closed increased, the markets contributing most to the increase were the North Carolina markets in the East and the suburban Washington, D.C., Chicago and New Jersey markets in the North.

Homebuilding Operating Margin Analysis

	Percentages of Related Revenues	
	Year Ended September 30,	
	2025	2024
Gross profit — home sales	21.5 %	23.5 %
Gross profit — land/lot sales and other	40.0 %	31.3 %
Inventory and land option charges	(0.5)%	(0.2)%
Gross profit — total homebuilding	21.1 %	23.3 %
Selling, general and administrative expense	8.3 %	7.5 %
Other (income) expense	(0.3)%	(0.3)%
Homebuilding pre-tax income	13.1 %	16.1 %

Home Sales Gross Profit

Gross profit from home sales decreased to $6.8 billion in fiscal 2025 from $8.0 billion in fiscal 2024 and decreased 200 basis points to 21.5% as a percentage of home sales revenues. The percentage decrease resulted from a decrease of 170 basis points due to the average cost of our homes closed increasing along with a decrease in the average selling price of those homes, 20 basis points due to an increase in warranty and construction defect costs and 10 basis points due to an increase in the amortization of capitalized interest.

We remain focused on managing the pricing, incentives and sales pace in each of our communities to optimize the returns on our inventory investments and adjust to local market conditions and new home demand. To adjust to changes in market conditions during recent years, we have used a higher level of incentives and reduced home prices and sizes of our home offerings where necessary to provide better affordability to homebuyers. We expect our incentive levels to stay elevated during fiscal 2026, the extent to which will depend on market conditions and changes in mortgage interest rates.

Land/Lot Sales and Other Revenues

Land/lot sales and other revenues from our homebuilding operations were $83.5 million and $58.2 million in fiscal 2025 and 2024, respectively. We continually evaluate our land and lot supply, and fluctuations in revenues and profitability from land sales occur based on how we manage our inventory levels in various markets. We generally purchase land and lots with the intent to build and sell homes on them. However, some of the land that we purchase includes commercially zoned parcels that we may sell to commercial developers. We may also sell residential lots or land parcels to manage our supply or for other strategic reasons. As of September 30, 2025, our homebuilding operations had $21.4 million of land held for sale that we expect to sell in the next twelve months.

Inventory and Land Option Charges

At the end of each quarter, we review the performance and outlook for all of our communities and land inventories for indicators of potential impairment and perform detailed impairment evaluations and analyses when necessary. As a result of this review, there were $6.7 million of impairments recorded in our homebuilding segment during the three months ended September 30, 2025. During fiscal 2025, impairment charges related to our homebuilding segment totaled $29.9 million compared to $14.0 million in fiscal 2024.

As we manage our inventory investments across our operating markets to optimize returns and cash flows, we may modify our pricing and incentives, construction and development plans or land sale strategies in individual active communities and land held for development, which could result in the affected communities being evaluated for potential impairment. If the housing market or economic conditions are adversely affected for a prolonged period, we may be required to evaluate additional communities for potential impairment. These evaluations could result in impairment charges, which could be significant.

During fiscal 2025 and 2024, earnest money and pre-acquisition cost write-offs related to our homebuilding segment's land purchase contracts that we have terminated or expect to terminate were $114.3 million and $54.9 million, respectively.

Selling, General and Administrative (SG&A) Expense

SG&A expense from homebuilding activities increased 3% to $2.62 billion in fiscal 2025 from $2.55 billion in fiscal 2024. As a percentage of homebuilding revenues, SG&A expense was 8.3% and 7.5% in fiscal 2025 and 2024, respectively, with the increase primarily due to the decrease in homebuilding revenues.

Employee compensation and related costs were $2.06 billion and $2.09 billion in fiscal 2025 and 2024, respectively, representing 79% and 82% of SG&A costs in those years. Our homebuilding operations employed 9,972 and 10,071 people at September 30, 2025 and 2024, respectively.

We attempt to control our homebuilding SG&A costs while ensuring that our infrastructure adequately supports our operations; however, we cannot make assurances that we will be able to maintain or improve upon the current SG&A expense as a percentage of revenues.

Interest Incurred

We capitalize interest costs incurred to inventory during active development and construction (active inventory). Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer. Interest incurred by our homebuilding operations increased 104% to $103.1 million in fiscal 2025 from $50.5 million in fiscal 2024, primarily due to an increase in the weighted average interest rate of homebuilding debt outstanding as well as a 33% increase in the average amount of that debt. Interest charged to cost of sales was 0.4% of homebuilding cost of sales (excluding inventory and land option charges) in both years.

Other Income

Other income, net of other expenses, included in our homebuilding operations was $101.7 million in fiscal 2025 compared to $107.6 million in fiscal 2024. Other income consists of interest income and various other types of ancillary income, gains, expenses and losses not directly associated with sales of homes, land and lots. The activities that result in this ancillary income are not significant, either individually or in the aggregate.

Business Acquisition

In October 2025, we acquired the homebuilding operations of SK Builders for approximately $80 million in cash. SK Builders operates in and around Greenville, South Carolina. The assets acquired included approximately 160 homes in inventory, 260 lots and a sales order backlog of 110 homes. We also obtained control of approximately 1,320 additional lots through land purchase contracts.

Homebuilding Results by Reporting Region

| | Year Ended September 30, | | | | | |
| | 2025 | | | 2024 | | |
	Homebuilding Revenues	Homebuilding Pre-tax Income (1)	Pre-tax Income as % of Revenues	Homebuilding Revenues	Homebuilding Pre-tax Income (1)	Pre-tax Income as % of Revenues
			(In millions)			
Northwest	$ 2,686.2	$ 395.7	14.7 %	$ 2,761.7	$ 420.8	15.2 %
Southwest	4,595.3	517.1	11.3 %	4,914.7	703.5	14.3 %
South Central	6,899.3	964.6	14.0 %	7,652.1	1,331.4	17.4 %
Southeast	6,971.2	839.9	12.0 %	8,876.8	1,441.4	16.2 %
East	6,138.0	834.0	13.6 %	6,073.1	1,059.6	17.4 %
North	4,225.5	583.6	13.8 %	3,683.4	498.4	13.5 %
	$ 31,515.5	$ 4,134.9	13.1 %	$ 33,961.8	$ 5,455.1	16.1 %

_____

(1) Expenses maintained at the corporate level consist primarily of interest and property taxes, which are capitalized and amortized to cost of sales or expensed directly, and the expenses related to operating our corporate office. The amortization of capitalized interest and property taxes is allocated to each segment based on the segment's cost of sales, while expenses associated with the corporate office are allocated to each segment based on the segment's inventory balances.

Northwest Region — Homebuilding revenues decreased 3% in fiscal 2025 compared to fiscal 2024, due to a decrease in the number of homes closed, particularly in our Salt Lake City market. The region generated pre-tax income of $395.7 million in fiscal 2025 compared to $420.8 million in fiscal 2024. Gross profit from home sales as a percentage of home sales revenue (home sales gross profit percentage) was essentially flat in fiscal 2025 compared to fiscal 2024. As a percentage of homebuilding revenues, SG&A expenses increased by 50 basis points in fiscal 2025 compared to fiscal 2024, primarily due to an increase in employee compensation costs.

Southwest Region — Homebuilding revenues decreased 6% in fiscal 2025 compared to fiscal 2024, primarily due to a decrease in the number of homes closed, particularly in our Phoenix market. The region generated pre-tax income of $517.1 million in fiscal 2025 compared to $703.5 million in fiscal 2024. Home sales gross profit percentage decreased by 220 basis points in fiscal 2025 compared to fiscal 2024, primarily due to an increase in construction defect costs in our Phoenix and Hawaii markets and the average selling price of homes closed decreasing by more than the average cost of those homes. As a percentage of homebuilding revenues, SG&A expenses increased by 70 basis points in fiscal 2025 compared to fiscal 2024, primarily due to the decrease in homebuilding revenues.

South Central Region — Homebuilding revenues decreased 10% in fiscal 2025 compared to fiscal 2024, due to a decrease in the number of homes closed, particularly in our Fort Worth and Dallas markets, as well as a decrease in the average selling price of homes closed in most markets. The region generated pre-tax income of $964.6 million in fiscal 2025 compared to $1.3 billion in fiscal 2024. Home sales gross profit percentage decreased by 220 basis points in fiscal 2025 compared to fiscal 2024, primarily due to the average selling price of homes closed decreasing by more than the average cost of those homes. As a percentage of homebuilding revenues, SG&A expenses increased by 80 basis points in fiscal 2025 compared to fiscal 2024, primarily due to the decrease in homebuilding revenues.

Southeast Region — Homebuilding revenues decreased 21% in fiscal 2025 compared to fiscal 2024, primarily due to a decrease in the number of homes closed, particularly in our Florida markets. The region generated pre-tax income of $839.9 million in fiscal 2025 compared to $1.4 billion in fiscal 2024. Home sales gross profit percentage decreased by 270 basis points in fiscal 2025 compared to fiscal 2024, primarily due to the average selling price of homes closed decreasing by more than the average cost of those homes. As a percentage of homebuilding revenues, SG&A expenses increased by 130 basis points in fiscal 2025 compared to fiscal 2024 due to the decrease in homebuilding revenues.

East Region — Homebuilding revenues increased 1% in fiscal 2025 compared to fiscal 2024, due to an increase in the number of homes closed, particularly in our North Carolina markets. The region generated pre-tax income of $834.0 million in fiscal 2025 compared to $1.1 billion in fiscal 2024. Home sales gross profit percentage decreased by 310 basis points in fiscal 2025 compared to fiscal 2024, primarily due to the average cost of homes closed increasing while the average selling price of those homes decreased. As a percentage of homebuilding revenues, SG&A expenses increased by 50 basis points in fiscal 2025 compared to fiscal 2024, primarily due to an increase in employee compensation costs.

North Region — Homebuilding revenues increased 15% in fiscal 2025 compared to fiscal 2024, primarily due to an increase in the number of homes closed, particularly in our Chicago, suburban Washington, D.C. and New Jersey markets. The region generated pre-tax income of $583.6 million in fiscal 2025 compared to $498.4 million in fiscal 2024. Home sales gross profit percentage increased by 70 basis points in fiscal 2025 compared to fiscal 2024, primarily due to the average selling price of homes closed increasing by more than the average cost of those homes. As a percentage of homebuilding revenues, SG&A expenses increased by 40 basis points in fiscal 2025 compared to fiscal 2024, primarily due to an increase in employee compensation costs.

Homebuilding Inventories, Land and Lot Position and Homes in Inventory

We routinely enter into contracts to purchase land or developed residential lots at predetermined prices on a defined schedule commensurate with planned development or anticipated new home demand. At the time of purchase, the undeveloped land is generally vested with the rights to begin development or construction work, and we plan and coordinate the development of our land into residential lots for use in our homebuilding business. We manage our inventory of owned land and lots and homes under construction relative to demand in each of our markets, including starting construction on unsold homes to capture new home demand and actively controlling the number of unsold, completed homes in inventory.

Our homebuilding segment's inventories at September 30, 2025 and 2024 are summarized as follows:

	Construction in Progress and Finished Homes	Residential Land/Lots Developed and Under Development	Land Held for Development	Land Held for Sale	Total Inventory
September 30, 2025					
	(In millions)				
Northwest	$ 647.4	$ 1,225.3	$ 16.2	$ 2.9	$ 1,891.8
Southwest	1,003.8	2,047.1	8.7	8.9	3,068.5
South Central	1,643.0	2,288.6	0.3	—	3,931.9
Southeast	1,537.8	2,502.3	12.6	9.1	4,061.8
East	1,561.4	2,836.3	—	—	4,397.7
North	1,222.8	1,414.6	—	0.2	2,637.6
Corporate and unallocated (1)	127.5	198.9	0.5	0.3	327.2
	$ 7,743.7	$ 12,513.1	$ 38.3	$ 21.4	$ 20,316.5

	Construction in Progress and Finished Homes	Residential Land/Lots Developed and Under Development	Land Held for Development	Land Held for Sale	Total Inventory
September 30, 2024					
	(In millions)				
Northwest	$ 719.6	$ 1,215.6	$ —	$ —	$ 1,935.2
Southwest	1,378.1	1,889.3	6.8	4.7	3,278.9
South Central	1,701.5	2,024.5	0.3	1.7	3,728.0
Southeast	2,146.9	2,124.3	13.1	0.2	4,284.5
East	1,626.4	2,347.3	—	4.5	3,978.2
North	1,287.6	1,262.2	—	1.4	2,551.2
Corporate and unallocated (1)	126.0	148.5	0.3	0.2	275.0
	$ 8,986.1	$ 11,011.7	$ 20.5	$ 12.7	$ 20,031.0

_____

(1) Corporate and unallocated inventory consists primarily of capitalized interest and property taxes.

Our land and lot position and homes in inventory at September 30, 2025 and 2024 are summarized as follows:

	September 30, 2025			
	Land/Lots Owned (1)	Lots Controlled Through Land and Lot Purchase Contracts (2)(3)	Total Land/Lots Owned and Controlled	Homes in Inventory (4)
Northwest	12,200	17,100	29,300	1,700
Southwest	19,600	31,200	50,800	3,200
South Central	35,900	111,900	147,800	7,700
Southeast	31,500	113,600	145,100	6,300
East	31,500	111,100	142,600	6,300
North	16,300	60,000	76,300	4,400
	147,000	444,900	591,900	29,600
	25 %	75 %	100 %	

	September 30, 2024			
	Land/Lots Owned (1)	Lots Controlled Through Land and Lot Purchase Contracts (2)(3)	Total Land/Lots Owned and Controlled	Homes in Inventory (4)
Northwest	13,000	18,600	31,600	2,100
Southwest	22,200	29,200	51,400	4,200
South Central	39,000	109,600	148,600	9,000
Southeast	29,500	134,300	163,800	9,700
East	32,500	129,300	161,800	7,500
North	16,300	59,400	75,700	4,900
	152,500	480,400	632,900	37,400
	24 %	76 %	100 %	

———————————

(1) Land/lots owned included approximately 78,400 and 64,400 owned lots that are fully developed and ready for home construction at September 30, 2025 and 2024, respectively.

(2) The total remaining purchase price of lots controlled through land and lot purchase contracts at September 30, 2025 and 2024 was $26.0 billion and $25.2 billion, respectively, secured by earnest money deposits of $2.3 billion and $2.2 billion, respectively. The total remaining purchase price of lots controlled through land and lot purchase contracts at September 30, 2025 and 2024 included $2.0 billion and $1.9 billion, respectively, related to lot purchase contracts with Forestar, secured by $200.2 million and $193.3 million, respectively, of earnest money.

(3) Lots controlled at September 30, 2025 included approximately 40,400 lots owned by Forestar, 22,800 of which our homebuilding divisions had under contract to purchase and 17,600 of which our homebuilding divisions had a right of first offer to purchase. Of these, approximately 10,100 lots were in our East region, 9,200 lots were in our Southeast region, 8,700 lots were in our South Central region, 6,900 lots were in our North region, 3,800 lots were in our Southwest region and 1,700 lots were in our Northwest region. Lots controlled at September 30, 2024 included approximately 37,700 lots owned by Forestar, 20,500 of which our homebuilding divisions had under contract to purchase and 17,200 of which our homebuilding divisions had a right of first offer to purchase.

(4) Approximately 19,600 and 25,700 of our homes in inventory were unsold at September 30, 2025 and 2024, respectively. At September 30, 2025, approximately 9,300 of our unsold homes were completed, of which approximately 800 homes had been completed for more than six months. At September 30, 2024, approximately 10,300 of our unsold homes were completed, of which approximately 1,100 homes had been completed for more than six months. Homes in inventory exclude approximately 2,700 and 2,400 model homes at September 30, 2025 and 2024, respectively.

Results of Operations — Rental

Our rental segment consists of single-family and multi-family rental operations. The single-family rental operations construct and lease single-family homes within a community and market each community for a bulk sale of rental homes. The multi-family rental operations develop, construct, lease and sell residential rental properties, with a primary focus on constructing garden style apartment communities in high growth suburban markets. Single-family and multi-family rental property sales are recognized as revenues, and rental income is recognized as other income. The following tables provide further information regarding our rental operations as of and for the fiscal years ended September 30, 2025 and 2024.

Rental Homes/Units Closed and Revenue

	Year Ended September 30,								
	Homes/Units Closed			Rental Revenue (In millions)			Average Selling Price		
	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
Single-family	3,460	3,970	(13)%	$ 957.4	$ 1,177.4	(19)%	$ 276,700	$ 296,600	(7)%
Multi-family	2,947	2,202	34 %	673.9	499.7	35 %	228,700	226,900	1 %
	6,407	6,172	4 %	$ 1,631.3	$ 1,677.1	(3)%	$ 254,600	$ 271,700	(6)%

	Year Ended September 30, 2025	Year Ended September 30, 2024
	(In millions)	
Revenues		
Single-family rental	$ 957.4	$ 1,177.4
Multi-family rental and other	683.0	507.7
Total revenues	1,640.4	1,685.1
Cost of sales		
Single-family rental	774.1	926.0
Multi-family rental and other	559.3	389.9
Inventory and land option charges	7.3	5.8
Total cost of sales	1,340.7	1,321.7
Selling, general and administrative expense	245.2	236.2
Other (income) expense	(115.5)	(101.5)
Income before income taxes	$ 170.0	$ 228.7

Rental Operating Margin Analysis

	Percentages of Related Revenues Year Ended September 30, 2025	2024
Gross profit — rental	18.3 %	21.6 %
Selling, general and administrative expense	14.9 %	14.0 %
Other (income) expense	(7.0)%	(6.0)%
Rental pre-tax income	10.4 %	13.6 %

Revenues from our rental operations decreased to $1.6 billion in fiscal 2025 from $1.7 billion in fiscal 2024, and pre-tax income decreased to $170.0 million from $228.7 million. The decline in rental revenues and pre-tax income was primarily due to a decrease in the number and average selling price of single-family rental homes closed, combined with lower gross margins on single-family home and multi-family unit closings.

At September 30, 2025, our rental property inventory of $2.7 billion included $378.3 million of inventory related to our single-family rental operations and $2.3 billion of inventory related to our multi-family rental operations. At September 30, 2024, our rental property inventory of $2.9 billion included $800.3 million of inventory related to our single-family rental operations and $2.1 billion of inventory related to our multi-family rental operations. Single-family rental homes and lots and multi-family rental units at September 30, 2025 and 2024 consisted of the following:

| | Rental Inventory | |
| | September 30, | |
	2025	2024
Single-family rental homes (1)	1,420	3,140
Single-family rental lots (2)	1,150	1,910
Multi-family rental units (3)	12,480	11,960

_____

(1) Single-family rental homes at September 30, 2025 consist of 370 homes under construction and 1,050 completed homes compared to 340 homes under construction and 2,800 completed homes at September 30, 2024.

(2) Single-family rental lots at September 30, 2025 consist of 440 undeveloped lots and 710 finished lots compared to 910 undeveloped lots and 1,000 finished lots at September 30, 2024.

(3) Multi-family rental units at September 30, 2025 consist of 4,910 units under construction and 7,570 units that were substantially complete and in the lease-up phase compared to 7,900 units under construction and 4,060 units that were substantially complete at September 30, 2024.

Results of Operations — Forestar

At September 30, 2025, we owned 62% of the outstanding shares of Forestar. Forestar is a publicly traded residential lot development company with operations in 64 markets across 23 states as of September 30, 2025. (See Note B to the accompanying financial statements for additional Forestar segment information.)

Results of operations for the Forestar segment for the fiscal years ended September 30, 2025 and 2024 were as follows:

| | Year Ended September 30, | |
	2025	2024
	(In millions)	
Total revenues	$ 1,662.4	$ 1,509.4
Cost of land/lot sales and other	1,291.7	1,145.9
Inventory and land option charges	7.2	4.1
Total cost of sales	1,298.9	1,150.0
Selling, general and administrative expense	154.4	118.5
Other (income) expense	(10.2)	(29.2)
Income before income taxes	$ 219.3	$ 270.1

Forestar's revenues are primarily derived from sales of single-family residential lots to local, regional and national homebuilders and land bankers for homebuilders. The following tables provide further information regarding Forestar's revenues and lot position as of and for the fiscal years ended September 30, 2025 and 2024:

| | Year Ended September 30, | | | |
| | Lots Sold | | Value (In millions) | |
	2025	2024	2025	2024
Residential single-family lots sold				
Lots sold to D.R. Horton	11,751	13,267	$ 1,278.7	$ 1,274.3
Total lots sold	14,240	15,068	$ 1,544.3	$ 1,459.3
Tract acres sold				
Tract acres sold to D.R. Horton	414	32	$ 91.2	$ 15.2
Total tract acres sold	504	96	$ 103.5	$ 27.0

| | September 30, | |
	2025	2024
Residential single-family lots in inventory and under contract		
Lots owned	65,100	57,800
Lots controlled through land purchase contracts	34,700	37,300
Total lots owned and controlled	99,800	95,100
Owned lots under contract to sell to D.R. Horton	22,800	20,500
Owned lots under contract to customers other than D.R. Horton	1,000	500
Total owned lots under contract	23,800	21,000
Owned lots subject to right of first offer with D.R. Horton	17,600	17,200
Owned lots fully developed	8,900	6,300

At September 30, 2025 and 2024, Forestar's inventory, which includes land and lots developed, under development and held for development, totaled $2.6 billion and $2.3 billion, respectively.

Forestar's inventory and land option charges consisted of $7.2 million and $4.1 million of earnest money and pre-acquisition cost write-offs in fiscal 2025 and 2024, respectively. No impairment charges were recorded in the current or prior year.

SG&A expense for fiscal 2025 and 2024 included charges of $7.3 million and $5.6 million, respectively, related to the shared services agreement between Forestar and D.R. Horton whereby D.R. Horton provides Forestar with certain administrative, compliance, operational and procurement services.

The decline in Forestar's pre-tax income was primarily due to lower gross margins on lot sales and higher SG&A costs.

Results of Operations — Financial Services

The following tables and related discussion set forth key operating and financial data for our financial services operations, comprising DHI Mortgage and our subsidiary title companies, for the fiscal years ended September 30, 2025 and 2024.

	Year Ended September 30,		
	2025	2024	% Change
Number of first-lien loans originated or brokered by DHI Mortgage for D.R. Horton homebuyers	68,609	70,308	(2)%
Number of homes closed by D.R. Horton	84,863	89,690	(5)%
Percentage of D.R. Horton homes financed by DHI Mortgage	81 %	78 %	
Total number of loans originated or brokered by DHI Mortgage	68,982	70,693	(2)%
Loans sold by DHI Mortgage to third parties	68,529	70,877	(3)%

	Year Ended September 30,		
	2025	2024	% Change
	(In millions)		
Loan origination and other fees	$ 86.2	$ 88.3	(2)%
Gains on sale of mortgage loans and mortgage servicing rights	566.3	589.9	(4)%
Servicing income	2.8	3.4	(18)%
Total mortgage operations revenues	655.3	681.6	(4)%
Title policy premiums	185.9	200.9	(7)%
Total revenues	841.2	882.5	(5)%
General and administrative expense	651.4	672.4	(3)%
Other (income) expense	(88.9)	(101.1)	(12)%
Financial services pre-tax income	$ 278.7	$ 311.2	(10)%

Financial Services Operating Margin Analysis

	Percentages of Financial Services Revenues	
	Year Ended September 30,	
	2025	2024
General and administrative expense	77.4 %	76.2 %
Other (income) expense	(10.6)%	(11.5)%
Financial services pre-tax income	33.1 %	35.3 %

Mortgage Loan Activity

DHI Mortgage's primary focus is to originate loans for our homebuilding operations, and those loan originations account for substantially all of its total loan volume. In fiscal 2025, the volume of first-lien loans originated or brokered by DHI Mortgage for our homebuyers decreased 2%, primarily due to the 5% decrease in the number of homes closed by our homebuilding operations, partially offset by an increase in the percentage of homes closed for which DHI Mortgage handled our homebuyers' financing. The percentage of homes closed for which DHI Mortgage handled our homebuyers' financing was 81% in fiscal 2025, up from 78% in fiscal 2024. This increase reflects DHI Mortgage's ongoing efforts to align their business with our homebuilding operations by offering competitive products and pricing.

The number of loans sold decreased 3% in fiscal 2025 compared to the prior year. Substantially all mortgage loans held for sale on September 30, 2025 were eligible for sale to Fannie Mae, Freddie Mac or Ginnie Mae. During fiscal 2025, approximately 71% of our mortgage loans were sold directly to Fannie Mae, Freddie Mac or into securities backed by Ginnie Mae, and 27% were sold to one other major financial entity. Changes in market conditions could result in a greater concentration of our mortgage sales in future periods to fewer financial entities and directly to Fannie Mae, Freddie Mac or Ginnie Mae, and we may need to make other adjustments to our mortgage operations.

Financial Services Revenues and Expenses

Total loan origination volume decreased 2% during fiscal 2025, and revenues from our mortgage operations decreased 4% to $655.3 million from $681.6 million in fiscal 2024. Revenues from our title operations decreased 7% to $185.9 million in fiscal 2025 from $200.9 million in fiscal 2024, due to a decrease in transactions closed through our title operations.

General and administrative (G&A) expense related to our financial services operations decreased 3% to $651.4 million in fiscal 2025 from $672.4 million in the prior year. As a percentage of financial services revenues, G&A expense was 77.4% in fiscal 2025 compared to 76.2% in the prior year. Fluctuations in financial services G&A expense as a percentage of revenues can occur because some components of revenue fluctuate differently than loan volumes, and some expenses are not directly related to mortgage loan volume or to changes in the amount of revenue earned. Our financial services operations employed 2,967 and 3,149 people at September 30, 2025 and 2024, respectively.

Other income, net of other expense, included in our financial services operations consists primarily of the interest income of our mortgage subsidiary. Other income decreased 12% to $88.9 million in fiscal 2025 from $101.1 million in the prior year, primarily due to a decrease in interest income on our loan origination volume.

Results of Operations — Other Businesses

In addition to our homebuilding, rental, Forestar and financial services operations, we engage in other business activities through our subsidiaries. We conduct insurance-related operations, own water rights and other water-related assets and own non-residential real estate including ranch land and improvements. The pre-tax income of all of our subsidiaries engaged in other business activities was $35.9 million in fiscal 2025 compared to $73.4 million in fiscal 2024. The pre-tax income in fiscal 2024 includes other income of $27.9 million related to a sale of mineral rights.

Results of Operations — Consolidated

Income before Income Taxes

Pre-tax income was $4.7 billion in fiscal 2025 compared to $6.3 billion in fiscal 2024. In fiscal 2025, our homebuilding, rental, financial services and Forestar businesses generated pre-tax income of $4.1 billion, $170.0 million, $278.7 million and $219.3 million, respectively, compared to $5.5 billion, $228.7 million, $311.2 million and $270.1 million, respectively, in fiscal 2024.

Income Taxes

Our income tax expense was $1.1 billion and $1.5 billion in fiscal 2025 and 2024, respectively, and our effective tax rate was 23.6% and 23.5% in those years. The effective tax rates for both years include an expense for state income taxes and tax benefits related to stock-based compensation and federal energy efficient home tax credits.

Our deferred tax assets, net of deferred tax liabilities, were $59.1 million at September 30, 2025 compared to $182.4 million at September 30, 2024. We have a valuation allowance of $14.6 million and $14.9 million at September 30, 2025 and 2024, respectively, related to deferred tax assets for state net operating loss (NOL) and tax credit carryforwards that are expected to expire before being realized. We will continue to evaluate both the positive and negative evidence in determining the need for a valuation allowance with respect to our remaining state NOL and tax credit carryforwards. Any reversal of the valuation allowance in future periods will impact our effective tax rate.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law (the new law). The new law terminates the energy efficient home tax credit for homes closing after June 30, 2026 and enacts certain other tax provisions that will impact our financial statements. The termination of the energy efficient home tax credit will result in a reduced tax benefit beginning in fiscal 2026. Our tax benefits related to the energy efficient home tax credit were $39.5 million and $70.4 million in fiscal 2025 and 2024, respectively. None of the other tax provisions enacted by the new law have a significant impact on our financial statements.

Capital Resources and Liquidity

We have historically funded our operations with cash flows from operating activities, borrowings under bank credit facilities and the issuance of new debt securities. Our current levels of cash, borrowing capacity and balance sheet leverage provide us with the operational flexibility to adjust to changes in economic and market conditions.

We continue to invest in our homebuilding and rental inventories to expand our operations and consolidate market share. We are also returning capital to shareholders through repurchases of our common stock and dividend payments. We are maintaining significant homebuilding cash balances and liquidity to support the scale and level of activity in our business and to provide flexibility to adjust to changing market conditions and opportunities.

At September 30, 2025, we had outstanding notes payable with varying maturities totaling an aggregate principal amount of $6.0 billion. $1.6 billion was payable within 12 months, which includes $1.4 billion outstanding under our mortgage repurchase facilities. Future interest payments associated with our notes payable total $1.3 billion, of which $287.4 million is payable within 12 months.

At September 30, 2025, our ratio of debt to total capital (notes payable divided by stockholders' equity plus notes payable) was 19.8% compared to 18.9% at September 30, 2024. Our net debt to total capital (notes payable net of cash divided by stockholders' equity plus notes payable net of cash) was 11.0% at September 30, 2025 compared to 5.2% at September 30, 2024. Over the long term, we intend to maintain our ratio of debt to total capital around 20%.

At September 30, 2025, we had outstanding letters of credit of $282.3 million and surety bonds of $3.5 billion, issued by third parties to secure performance under various contracts. We expect that our performance obligations secured by these letters of credit and bonds will generally be completed in the ordinary course of business and in accordance with the applicable contractual terms. When we complete our performance obligations, the related letters of credit and bonds are generally released shortly thereafter, leaving us with no continuing obligations. We have no material third-party guarantees.

We regularly assess our projected capital requirements to fund growth in our business, repay debt obligations, pay dividends, repurchase our common stock and maintain sufficient cash and liquidity levels to support our other operational needs, and we regularly evaluate our opportunities to raise additional capital. D.R. Horton has an automatically effective universal shelf registration statement filed with the SEC in July 2024, registering debt and equity securities that may be issued from time to time in amounts to be determined. Forestar also has an effective shelf registration statement filed with the SEC in September 2024, registering $750 million of equity securities, of which $300 million is reserved for sales under its at-the-market equity offering (ATM) program that was entered into in November 2024. As market conditions permit, we may issue new debt or equity securities through the capital markets or obtain additional bank financing to fund our projected capital requirements or provide additional liquidity. We believe that our existing cash resources, revolving credit facilities, mortgage repurchase facilities and ability to access the capital markets or obtain additional bank financing will provide sufficient liquidity to fund our near-term working capital needs and debt obligations for the next 12 months and for the foreseeable future thereafter.

Capital Resources - Homebuilding

Cash and Cash Equivalents — At September 30, 2025, cash and cash equivalents of our homebuilding segment totaled $2.2 billion.

Bank Credit Facility — We have a senior unsecured homebuilding revolving credit facility that was amended in December 2024 to increase its capacity from $2.19 billion to $2.23 billion. The facility includes an uncommitted accordion feature that allows for an increase in its size to $3.0 billion, subject to certain conditions and availability of additional bank commitments. In June 2025, we utilized this accordion feature, increasing the facility's size to $2.305 billion through an additional commitment. Of the total commitments, $2.04 billion mature on December 18, 2029, and $265 million mature on October 28, 2027. The facility also provides for the issuance of letters of credit with a sublimit equal to 100% of the total revolving credit commitments. Letters of credit issued under the facility reduce the available borrowing capacity. At September 30, 2025, there were no borrowings outstanding and $231.2 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $2.07 billion.

Our homebuilding revolving credit facility imposes restrictions on our operations and activities, including requiring the maintenance of a maximum allowable leverage ratio and a borrowing base restriction if our leverage ratio exceeds a certain level. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. The credit agreement governing the facility imposes restrictions on the creation of secured debt and liens.

Public Unsecured Debt — At September 30, 2025, we had $3.0 billion principal amount of homebuilding senior notes outstanding that mature from October 2026 through October 2035. The indenture governing our senior notes imposes restrictions on the creation of secured debt and liens.

Issuances — In February 2025, we issued $700 million principal amount of 5.5% senior notes due October 15, 2035. The annual effective interest rate of these notes after giving effect to the amortization of the discount and financing costs is 5.6%. In May 2025, we issued $500 million principal amount of 4.85% senior notes due October 15, 2030. The annual effective interest rate of these notes after giving effect to the amortization of the discount and financing costs is 5.1%. Interest on our senior notes is payable semi-annually.

Redemptions — In October 2024, we repaid $500 million principal amount of our 2.5% senior notes at maturity. In September 2025, we redeemed $500 million principal amount of our 2.6% senior notes due October 15, 2025 for $505.9 million, which included $5.9 million of accrued and unpaid interest.

Compliance and Guarantors — At September 30, 2025, we were in compliance with all of the covenants, limitations and restrictions of our homebuilding revolving credit facility and public debt obligations. Our homebuilding revolving credit facility and homebuilding senior notes are guaranteed by D.R. Horton, Inc.'s significant wholly owned homebuilding subsidiaries.

Debt and Stock Repurchase Authorizations — In July 2024, our Board of Directors authorized the repurchase of up to $500 million of our debt securities. In April 2025, the Board authorized the repurchase of up to $5.0 billion of our common stock, replacing the previous authorization. During fiscal 2025, we repurchased 30.7 million shares at a total cost, including commissions and excise taxes, of $4.3 billion, of which $2.6 billion was repurchased under the previous authorization. At September 30, 2025, the full amount of the debt repurchase authorization was remaining, and $3.3 billion of the stock repurchase authorization was remaining. The debt and stock repurchase authorizations have no expiration date.

Capital Resources - Rental

During the past few years, we have made significant investments in our rental operations. The inventory in our rental segment totaled $2.7 billion and $2.9 billion at September 30, 2025 and 2024, respectively.

Cash and Cash Equivalents — At September 30, 2025, cash and cash equivalents of our rental segment totaled $140.8 million.

Bank Credit Facility — Our rental subsidiary, DRH Rental, has a $1.05 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $2.0 billion, subject to certain conditions and availability of additional bank commitments. Availability under the rental revolving credit facility is subject to a borrowing base calculation based on the book value of DRH Rental's real estate assets and unrestricted cash. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is October 10, 2027. At September 30, 2025, there were $600 million of borrowings outstanding at a 6.2% annual interest rate and no letters of credit issued under the facility, resulting in available capacity of $450 million.

The rental revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require DRH Rental to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. At September 30, 2025, DRH Rental was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility.

The rental revolving credit facility is guaranteed by DRH Rental's wholly owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. The rental revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, Forestar or financial services operations.

Capital Resources - Forestar

Forestar's achievement of its long-term growth objectives will depend on its ability to obtain financing and generate sufficient cash flows from operations. As market conditions permit, Forestar may issue new debt or equity securities through the capital markets or obtain additional bank financing to provide capital for future growth and additional liquidity. At September 30, 2025, Forestar's ratio of debt to total capital (notes payable divided by stockholders' equity plus notes payable) was 31.2% compared to 30.7% at September 30, 2024. Forestar's ratio of net debt to total capital (notes payable net of cash divided by stockholders' equity plus notes payable net of cash) was 19.3% compared to 12.4% at September 30, 2024.

Cash and Cash Equivalents — At September 30, 2025, Forestar had cash and cash equivalents of $379.2 million.

Bank Credit Facility — As of September 30, 2025, Forestar had a senior unsecured revolving credit facility that was amended in December 2024 to increase its capacity from $410 million to $640 million and to raise the uncommitted accordion feature that could increase the size of the facility to $1.0 billion, subject to certain conditions and availability of additional bank commitments. The amendment also extended the maturity date of the facility. Of the total commitments, $575 million mature on December 18, 2029, and $65 million mature on October 28, 2026. In October 2025, Forestar utilized the accordion feature and increased the size of its revolving credit facility to $665 million through an additional $25 million commitment that matures on December 18, 2029. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. Borrowings under the revolving credit facility are subject to a borrowing base calculation based on the book value of Forestar's real estate assets and unrestricted cash. Letters of credit issued under the facility reduce the available borrowing capacity. At September 30, 2025, there were no borrowings outstanding and $51.1 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $588.9 million.

The Forestar revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require Forestar to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity.

Unsecured Debt — As of September 30, 2025, Forestar had $800 million principal amount of senior notes issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, that mature from March 2028 through March 2033 and represent unsecured obligations of Forestar. In March 2025, Forestar issued $500 million principal amount of 6.5% senior notes due March 15, 2033, with interest payable semi-annually. The annual effective interest rate of these notes after giving effect to the amortization of financing costs is 6.7%. The net proceeds from this issuance were primarily used to fund Forestar's tender offer to purchase any and all of its outstanding $400 million principal amount of 3.85% senior notes due 2026 (of which $329.4 million aggregate principal amount was tendered). The repurchase price of $333.4 million included accrued and unpaid interest of $4.2 million. In September 2025, Forestar redeemed the remaining $70.6 million principal amount of its 3.85% senior notes for $71.6 million, which included $1.0 million of accrued and unpaid interest. In fiscal 2025, Forestar recognized a $1.2 million loss on extinguishment of debt related to the repurchase and redemption of the notes.

Compliance and Guarantors — At September 30, 2025, Forestar was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility and senior note obligations. Forestar's revolving credit facility and its senior notes are guaranteed by Forestar's wholly owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. They are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or financial services operations.

Debt Repurchase Authorization — In April 2020, Forestar's Board of Directors authorized the repurchase of up to $30 million of Forestar's debt securities. All of the $30 million authorization was remaining at September 30, 2025, and the authorization has no expiration date.

Issuance of Common Stock — During fiscal 2025, there were no shares issued under Forestar's ATM program. At September 30, 2025, $750 million remained available for issuance under Forestar's shelf registration statement, with $300 million reserved for sales under the ATM program.

Capital Resources - Financial Services

Cash and Cash Equivalents — At September 30, 2025, cash and cash equivalents of our financial services segment totaled $244.5 million.

Mortgage Repurchase Facilities — Our mortgage subsidiary, DHI Mortgage, has two mortgage repurchase facilities, one of which is committed and the other of which is uncommitted, that provide financing and liquidity to DHI Mortgage by facilitating purchase transactions in which DHI Mortgage transfers eligible loans to counterparties upon receipt of funds from the counterparties. DHI Mortgage then has the right and obligation to repurchase the loans upon their sale to third-party purchasers in the secondary market or within specified time frames in accordance with the terms of the mortgage repurchase facilities.

In May 2025, the committed mortgage repurchase facility was amended to reduce its capacity to $1.4 billion and extend its maturity date to May 6, 2026. The capacity of the facility can be increased to $2.0 billion subject to the availability of additional commitments. At September 30, 2025, DHI Mortgage had an obligation of $1.1 billion under the committed mortgage repurchase facility at a 5.8% annual interest rate.

At September 30, 2025, the uncommitted mortgage repurchase facility had a borrowing capacity of $500 million, of which DHI Mortgage had an obligation of $304.8 million at a 5.4% annual interest rate.

At September 30, 2025, $2.23 billion of mortgage loans held for sale with a collateral value of $2.19 billion were pledged under the committed mortgage repurchase facility, and $332.6 million of mortgage loans held for sale with a collateral value of $312.9 million were pledged under the uncommitted mortgage repurchase facility.

The facilities contain financial covenants as to the mortgage subsidiary's minimum required tangible net worth, its maximum allowable indebtedness to tangible net worth ratio and its minimum required liquidity. At September 30, 2025, DHI Mortgage was in compliance with all of the conditions and covenants of the mortgage repurchase facilities.

The mortgage repurchase facilities are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or Forestar operations.

In the past, DHI Mortgage has been able to renew or extend its committed mortgage repurchase facility at a sufficient capacity and on satisfactory terms prior to its maturity and obtain temporary additional commitments through amendments to the facility during periods of higher-than-normal volumes of mortgages held for sale. The liquidity of our financial services business depends upon its continued ability to renew and extend the committed mortgage repurchase facility, utilize the uncommitted mortgage repurchase facility or obtain other additional financing in sufficient capacities.

Operating Cash Flow Activities

In fiscal 2025, net cash provided by operating activities was $3.4 billion compared to $2.2 billion in fiscal 2024. Cash provided by operating activities in the current year primarily consisted of $3.4 billion, $173.2 million and $105.5 million of cash provided by our homebuilding, financial services and rental segments, partially offset by $197.7 million of cash used in our Forestar segment. The most significant source of cash provided by operating activities in both years was net income.

Cash provided by a decrease in construction in progress and finished home inventory was $1.2 billion in fiscal 2025 compared to $141.3 million in fiscal 2024, due to a decrease in our homes in inventory. Cash used to increase residential land and lots was $1.9 billion and $2.6 billion in fiscal 2025 and 2024, respectively.

Investing Cash Flow Activities

In fiscal 2025, net cash used in investing activities was $168.7 million compared to $190.6 million in fiscal 2024. In fiscal 2025, uses of cash included purchases of property and equipment totaling $137.4 million and the payment of $53.1 million related to a business acquisition in our South Central region. In fiscal 2024, uses of cash included purchases of property and equipment totaling $165.3 million.

Financing Cash Flow Activities

We expect the short-term financing needs of our operations will be funded with existing cash, cash generated from operations and borrowings under our credit facilities. Long-term financing needs for our operations may be funded with the issuance of senior unsecured debt securities or equity securities through the capital markets.

In fiscal 2025, net cash used in financing activities was $4.8 billion, consisting primarily of cash used to repurchase shares of our common stock of $4.3 billion, repayment of $1.0 billion principal amount of homebuilding senior notes, Forestar's repayment of $400 million principal amount of senior notes, payment of cash dividends totaling $494.8 million and net payments on our rental revolving credit facility and mortgage repurchase facilities of $145 million and $125.5 million, respectively. These uses of cash were partially offset by note proceeds from our issuances of $700 million principal amount of 5.5% homebuilding senior notes and $500 million principal amount of 4.85% homebuilding senior notes and Forestar's issuance of $500 million principal amount of 6.5% senior notes.

In fiscal 2024, net cash used in financing activities was $1.4 billion, consisting primarily of cash used to repurchase shares of our common stock of $1.8 billion, payment of cash dividends totaling $395.2 million and net payments on our mortgage repurchase facilities of $135.8 million. These uses of cash were partially offset by note proceeds from our issuance of $700 million principal amount of 5.0% homebuilding senior notes and net borrowings on our rental revolving credit facility of $345 million.

Our Board of Directors approved and we paid quarterly cash dividends of $0.40 per share in fiscal 2025 and $0.30 per share in fiscal 2024. In October 2025, our Board approved a quarterly cash dividend of $0.45 per share, payable on November 20, 2025 to stockholders of record on November 13, 2025. The declaration of future cash dividends is at the discretion of our Board and will depend upon, among other things, our future earnings, cash flows, capital requirements, financial condition and general business conditions.

Seasonality

Although significant changes in market conditions have impacted our seasonal patterns in the past and could do so again in the future, we generally close more homes and generate greater revenues and pre-tax income in the third and fourth quarters of our fiscal year. The seasonal nature of our business can also cause significant variations in the working capital requirements for our homebuilding, rental, lot development and financial services operations. As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular fiscal quarter are not necessarily representative of the balance of our fiscal year.

Supplemental Guarantor Financial Information

As of September 30, 2025, D.R. Horton, Inc. had $3.0 billion principal amount of homebuilding senior notes outstanding due through October 2035 and no amounts outstanding on its homebuilding revolving credit facility.

All of the homebuilding senior notes and the homebuilding revolving credit facility are fully and unconditionally guaranteed, on a joint and several basis, by certain subsidiaries of D.R. Horton, Inc. (Guarantors or Guarantor Subsidiaries). Each of the Guarantor Subsidiaries is 100% owned, directly or indirectly, by D.R. Horton, Inc. Our subsidiaries associated with the single-family and multi-family rental operations, Forestar lot development operations, financial services operations and certain other subsidiaries do not guarantee the homebuilding senior notes or the homebuilding revolving credit facility (collectively, Non-Guarantor Subsidiaries). The guarantees are senior unsecured obligations of each Guarantor and rank equal with all existing and future senior debt of such Guarantor and senior to all subordinated debt of such Guarantor. The guarantees are effectively subordinated to any secured debt of such Guarantor to the extent of the value of the assets securing such debt. The guarantees will be structurally subordinated to indebtedness and other liabilities of Non-Guarantor Subsidiaries of the Guarantors.

The guarantees by a Guarantor Subsidiary will be automatically and unconditionally released and discharged upon: (1) the sale or other disposition of its common stock whereby it is no longer a subsidiary of ours; (2) the sale or other disposition of all or substantially all of its assets (other than to us or another Guarantor); (3) its merger or consolidation with an entity other than us or another Guarantor; or (4) its ceasing to guarantee any of our publicly traded debt securities and ceasing to guarantee any of our obligations under our homebuilding revolving credit facility.

The enforceability of the obligations of the Guarantor Subsidiaries under their guarantees may be subject to review under applicable federal or state laws relating to fraudulent conveyance or transfer, voidable preference and similar laws affecting the rights of creditors generally. In certain circumstances, a court could void the guarantees, subordinate amounts owing under the guarantees or order other relief detrimental to the holders of our guaranteed obligations. The indenture governing our homebuilding senior notes contains a "savings clause," which limits the liability of each Guarantor on its guarantee to the maximum amount that such Guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. This provision may not be effective to protect such guarantees from fraudulent transfer challenges or, if it does, it may reduce such Guarantor's obligation such that the remaining amount due and collectible under the guarantees would not suffice, if necessary, to pay the notes in full when due.

The following tables present summarized financial information for D.R. Horton, Inc. and the Guarantor Subsidiaries on a combined basis after intercompany transactions and balances have been eliminated among D.R. Horton, Inc. and the Guarantor Subsidiaries, as well as their investment in, and equity in earnings from the Non-Guarantor Subsidiaries.

D.R. Horton, Inc. and Guarantor Subsidiaries

Summarized Balance Sheet Data	September 30, 2025
	(In millions)
Assets	
Cash	$ 2,140.3
Inventories	20,321.9
Amount due from Non-Guarantor Subsidiaries	1,540.0
Total assets	28,108.0
Liabilities & Stockholders' Equity	
Notes payable	$ 3,154.4
Total liabilities	7,196.2
Stockholders' equity	20,911.8

Summarized Statement of Operations Data	Year Ended September 30, 2025
	(In millions)
Revenues	$ 31,271.6
Cost of sales	24,646.7
Selling, general and administrative expense	2,565.9
Income before income taxes	4,130.0
Net income	3,154.8

Forward-Looking Statements

Some of the statements contained in this report, as well as in other materials we have filed or will file with the Securities and Exchange Commission, statements made by us in periodic press releases and oral statements we make to analysts, stockholders and the press in the course of presentations about us, may be construed as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. These forward-looking statements typically include the words "anticipate," "believe," "consider," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "likely," "may," "outlook," "plan," "possible," "potential," "predict," "projection," "seek," "should," "strategy," "target," "will," "would" or other words of similar meaning. Any or all of the forward-looking statements included in this report and in any other of our reports or public statements may not approximate actual experience, and the expectations derived from them may not be realized, due to risks, uncertainties and other factors. As a result, actual results may differ materially from the expectations or results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

- the cyclical nature of the homebuilding, rental and lot development industries and changes in economic, real estate or other conditions;

- adverse developments affecting the capital markets and financial institutions, which could limit our ability to access capital, increase our cost of capital and impact our liquidity and capital resources;

- reductions in the availability of mortgage financing provided by government agencies, changes in government financing programs, a decrease in our ability to sell mortgage loans on attractive terms or an increase in mortgage interest rates;

- the risks associated with our land, lot and rental inventory;

- our ability to effect our growth strategies, acquisitions, investments or other strategic initiatives successfully;

- the impact of an inflationary, deflationary or higher interest rate environment;

- risks of acquiring land, building materials and skilled labor and challenges obtaining regulatory approvals;

- the effects of public health issues such as a major epidemic or pandemic on the economy and our businesses;

- the effects of weather conditions and natural disasters on our business and financial results;

- home warranty and construction defect claims;

- the effects of health and safety incidents;

- reductions in the availability of performance bonds;

- increases in the costs of owning a home;

- the effects of information technology failures, cybersecurity incidents, and the failure to satisfy privacy and data protection laws and regulations;

- the effects of governmental regulations and environmental matters on our land development and housing operations;

- the effects of changes in income tax and securities laws;

- the effects of governmental regulations on our financial services operations;

- the effects of competitive conditions within the industries in which we operate;

- our ability to manage and service our debt and comply with related debt covenants, restrictions and limitations;

- the effects of negative publicity;

- the effects of the loss of key personnel; and

- the effects of actions by activist stockholders.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted. Additional information about issues that could lead to material changes in performance and risk factors that have the potential to affect us is contained in Item 1A, "Risk Factors" under Part I of this annual report on Form 10-K.

Critical Accounting Policies and Estimates

General — A comprehensive enumeration of the significant accounting policies of D.R. Horton, Inc. and subsidiaries is presented in Note A to the accompanying financial statements as of September 30, 2025 and 2024, and for the years ended September 30, 2025, 2024 and 2023. Each of our accounting policies has been chosen based upon current authoritative literature that collectively comprises U.S. generally accepted accounting principles (GAAP). In instances where alternative methods of accounting are permissible under GAAP, we have chosen the method that most appropriately reflects the nature of our business, the results of our operations and our financial condition, and have consistently applied those methods over each of the periods presented in the financial statements. The Audit Committee of our Board of Directors has reviewed and approved the accounting policies selected.

We believe the following critical accounting policies describe the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition — We generally recognize homebuilding revenue and related profit at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer. Our performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. Proceeds from home closings held for our benefit at title companies are included in homebuilding cash and cash equivalents in the consolidated balance sheets.

When we execute sales contracts with our homebuyers, or when we require advance payment from homebuyers for custom changes, upgrades or options related to their homes, we record the cash deposits received as liabilities until the homes are closed or the contracts are cancelled. We either retain or refund to the homebuyer deposits on cancelled sales contracts, depending upon the applicable provisions of the contract or other circumstances.

Revenues associated with our mortgage operations primarily include net gains on the sale of mortgage loans and servicing rights. We typically elect the fair value option for our mortgage loan originations whereby mortgage loans held for sale are recorded at fair value based on either sale commitments or current market quotes and loan values are adjusted through revenues for subsequent changes in fair value until the loans are sold. Expected gains and losses from the sale of loans, adjusted for (i) estimated costs to complete and originate the loan and (ii) the estimated percentage of written loan commitments that will result in a closed mortgage loan, are included in the measurement of all written loan commitments that are accounted for at fair value through revenues at the time of commitment. We sell substantially all of the mortgages we originate and the related servicing rights to third-party purchasers. Interest income is earned from the date a mortgage loan is originated until the loan is sold.

Mortgage loans are sold with limited recourse provisions, which can result in repurchases of loans previously sold to investors or payments to reimburse investors for loan losses. Based on historical experience, analysis of the volume of mortgages we originated, discussions with our mortgage purchasers and current housing and credit market conditions, we estimate and record a loss reserve for mortgage loans held in portfolio and mortgage loans held for sale, as well as known and projected mortgage loan repurchase requests.

Inventories and Cost of Sales — Inventory includes the costs of direct land acquisition, land development and construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and construction. Costs that we incur after projects or homes are substantially complete, such as utilities, maintenance and cleaning, are charged to SG&A expense as incurred. All indirect overhead costs, such as compensation of sales personnel, division and region management, and the costs of advertising and builder's risk insurance are charged to SG&A expense as incurred.

Land and development costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home construction begins. Home construction costs are specifically identified and recorded to individual homes. Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community. Cost of sales for lots sold includes all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot in the community. Any changes to the estimated total development costs after the initial home or lot closings in a community are generally allocated on a pro-rata basis to the remaining homes or lots in the community associated with the relevant development activity.

When a home is closed, we generally have not paid all of the incurred costs necessary to complete the home. We record a liability and a corresponding charge to cost of sales for the amount estimated to ultimately be paid related to completed homes that have been closed. We compare our home construction budgets to actual recorded costs to determine the additional costs remaining to be paid on each closed home. We monitor the accrual by comparing actual costs incurred on closed homes in subsequent months to the amounts previously accrued. Although actual costs to be paid in the future on previously closed homes could differ from our current accruals, such differences have not been significant.

At the end of each quarter, we review the performance and outlook for all of our communities and land inventories for indicators of potential impairment. We generally review our inventory for impairment indicators at the community level, and the inventory within each community is categorized as land held for development, residential land and lots developed and under development, land held for sale, rental properties and construction in progress and finished homes, based on the stage of production or plans for future development or sale. A particular community often includes inventory in more than one category. In certain situations, inventory may be analyzed separately for impairment purposes based on its product type or future plans. In reviewing each of our communities, we determine if impairment indicators exist on inventory held and used by analyzing a variety of factors including, but not limited to, the following:

- gross margins on homes closed in recent months;

- projected gross margins on homes sold but not closed;

- projected gross margins based on community budgets;

- projected gross margins of rental property sales;

- trends in gross margins, average selling prices or cost of sales;

- sales absorption rates; and

- performance of other communities in nearby locations.

If indicators of impairment are present for a community, we perform an impairment evaluation of the community, which includes an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If so, impairment charges are recorded to cost of sales if the fair value of such assets is less than their carrying amounts. These estimates of cash flows are significantly impacted by community specific factors including estimates of the amounts and timing of future revenues and estimates of the amount of land development, materials and labor costs which, in turn, may be impacted by the following local market conditions:

- supply and availability of new and existing homes;

- location and desirability of our communities;

- variety of product types offered in the area;

- pricing and use of incentives by us and our competitors;

- alternative uses for our land or communities such as the sale of land, finished lots or home sites to third parties;

- amount of land and lots we own or control in a particular market or sub-market; and

- local economic and demographic trends.

For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our determination of fair value is primarily based on discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. When an impairment charge for a community is determined, the charge is then allocated to each lot in the community in the same manner as land and development costs are allocated to each lot. Impairment charges are also recorded on finished homes in substantially completed communities and completed rental properties when events or circumstances indicate that the carrying values are greater than the fair values less estimated costs to sell these homes.

We rarely purchase land for resale. However, when we own land or communities under development that do not fit into our development and construction plans, and we determine that we will sell the asset, the project is accounted for as land held for sale if certain criteria are met. We record land held for sale at the lesser of its carrying value or fair value less estimated costs to sell. In performing the impairment evaluation for land held for sale, we consider several factors including, but not limited to, recent offers received to purchase the property, prices for land in recent comparable sales transactions and market analysis studies, which include the estimated price a willing buyer would pay for the land. If the estimated fair value less costs to sell an asset is less than the current carrying value, the asset is written down to its estimated fair value less costs to sell.

The key assumptions relating to inventory valuations are impacted by local market and economic conditions, and are inherently uncertain. Although our quarterly assessments reflect management's best estimates, due to uncertainties in the estimation process, actual results could differ from such estimates.

Legal Claims and Insurance — We are named as a defendant in various claims, complaints and other legal actions in the ordinary course of business. At any point in time, we are managing several hundred individual claims related to construction defect matters, personal injury claims, employment matters, land development issues, contract disputes and other matters. We have established reserves for these contingencies based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. Approximately 98% and 97% of these reserves related to construction defect matters at September 30, 2025 and 2024, respectively.

Our reserves for construction defect claims include the estimated costs of both known claims and anticipated future claims. At September 30, 2025 and 2024, we had reserves for approximately 875 and 825 pending construction defect claims, respectively, and no individual existing claim was material to our financial statements. During fiscal 2025, we were notified of approximately 455 new construction defect claims and resolved 405 construction defect claims for a total cost of $57.2 million. We have closed a significant number of homes during recent years, and we may be subject to future construction defect claims on these homes. Although regulations vary from state to state, construction defect issues can generally be reported for up to ten years after the home has closed in many states in which we operate. Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where we operate are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Adjustments to estimated reserves are recorded in the accounting period in which the change in estimate occurs.

Historical trends in construction defect claims have been inconsistent, and we believe they may continue to fluctuate. We also believe that fluctuations in housing market conditions can affect the frequency and cost of construction defect claims. If the ultimate resolution of construction defect claims resulting from our home closings in prior years varies from current expectations, it could significantly change our estimates regarding the frequency and timing of claims incurred and the costs to resolve existing and anticipated future claims, which would impact the construction defect reserves in the future. If the frequency of claims incurred or costs of existing and future legal claims significantly exceed our current estimates, they will have a significant negative impact on our future earnings and liquidity.

We estimate and record receivables under the applicable insurance policies related to our estimated contingencies for known claims and anticipated future construction defect claims on previously closed homes and other legal claims and lawsuits incurred in the ordinary course of business when recovery is probable. However, because the self-insured retentions under these policies are significant, we anticipate we will largely be self-insured. Additionally, we may have the ability to recover a portion of our losses from our subcontractors and their insurance carriers when we have been named as an additional insured on their insurance policies.

The estimation of losses related to these reserves and the related estimates of recoveries from insurance policies are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to our markets and the types of products built, claim frequency, claim settlement costs and patterns, insurance industry practices and legal interpretations, among others. Due to the high degree of judgment required in establishing reserves for these contingencies, actual future costs and recoveries from insurance could differ significantly from current estimated amounts. A 10% increase in the claim frequency and the average cost per claim used to estimate the reserves would result in an increase of approximately $198.4 million in our reserves and a $43.3 million increase in our insurance receivable, resulting in additional expense of $155.1 million. A 10% decrease in the claim frequency and the average cost per claim would result in a decrease of approximately $178.0 million in our reserves and a $40.5 million decrease in our insurance receivable, resulting in a reduction in expense of $137.5 million. For additional information regarding our legal claims reserves, see Note L, "Commitments and Contingencies," to our consolidated financial statements included elsewhere in this report.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes - Improvements to Income Tax Disclosures," which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. The standard is effective for our annual periods beginning in fiscal 2026. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures," which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the financial statements. The standard is effective for our annual periods beginning in fiscal 2028 and interim periods beginning in the first quarter of fiscal 2029, with early adoption permitted. We are currently evaluating the impact this standard will have on our disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to interest rate risk on our long-term debt. We monitor our exposure to changes in interest rates and utilize both fixed and variable rate debt. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but may affect our future earnings and cash flows. Except in very limited circumstances, we do not have an obligation to prepay fixed-rate debt prior to maturity and, as a result, interest rate risk and changes in fair value would not have a significant impact on our cash flows related to our fixed-rate debt until such time as we are required to refinance, repurchase or repay such debt.

We are exposed to interest rate risk associated with our mortgage loan origination services. We manage interest rate risk through the use of forward sales of MBS, which are referred to as "hedging instruments" in the following discussion. We do not enter into or hold derivatives for trading or speculative purposes.

Interest rate lock commitments (IRLCs) are extended to borrowers who have applied for loan funding and who meet defined credit and underwriting criteria. Typically, the IRLCs have a duration of less than six months. Some IRLCs are committed immediately to a specific purchaser through the use of best-efforts whole loan delivery commitments, while other IRLCs are funded prior to being committed to third-party purchasers. The hedging instruments related to IRLCs are classified and accounted for as derivative instruments in an economic hedge, with gains and losses recognized in revenues in the consolidated statements of operations. Hedging instruments related to funded, uncommitted loans are accounted for at fair value, with changes recognized in revenues in the consolidated statements of operations, along with changes in the fair value of the funded, uncommitted loans. The fair value change related to hedging instruments generally offsets the fair value change in the uncommitted loans. The net fair value change, which for the years ended September 30, 2025 and 2024 was not significant, is recognized in current earnings. At September 30, 2025, hedging instruments used to mitigate interest rate risk related to uncommitted mortgage loans held for sale and uncommitted IRLCs totaled a notional amount of $4.2 billion. Uncommitted IRLCs totaled a notional amount of approximately $2.0 billion and uncommitted mortgage loans held for sale totaled a notional amount of approximately $2.3 billion at September 30, 2025.

We also use hedging instruments as part of a program to offer below market interest rate financing to our homebuyers. At September 30, 2025 and 2024, we had MBS totaling $677.5 million and $637.9 million, respectively, that did not yet have IRLCs or closed loans created or assigned and recorded an asset of $1.9 million and $2.4 million, respectively, for the fair value of such MBS position.

The following table sets forth principal cash flows by scheduled maturity, effective weighted average interest rates and estimated fair value of our debt obligations as of September 30, 2025. Because the mortgage repurchase facilities are effectively secured by certain mortgage loans held for sale that are typically sold within 60 days, the outstanding balances related to those facilities are included in the most current period presented. The interest rate for our variable rate debt represents the weighted average interest rate in effect at September 30, 2025.

	Fiscal Year Ending September 30,					Thereafter	Total	Fair Value at September 30, 2025
	2026	2027	2028	2029	2030			
	($ in millions)							
Debt:								
Fixed rate	$ 168.3	$ 604.7	$ 800.0	$ 17.5	$ —	$2,400.0	$3,990.5	$ 4,001.6
Average interest rate	4.9 %	1.5 %	3.0 %	6.0 %	— %	5.7 %	4.5 %	
Variable rate	$1,408.3	$ —	$ 600.0	$ —	$ —	$ —	$2,008.3	$ 2,008.3
Average interest rate	5.7 %	— %	6.2 %	— %	— %	— %	5.9 %	

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of D.R. Horton, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of D.R. Horton, Inc. and subsidiaries (the Company) as of September 30, 2025 and 2024, the related consolidated statements of operations, total equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Estimation of reserves for construction defect matters

Description of the Matter

At September 30, 2025, the Company's reserve for legal claims related to construction defect matters was $1.1 billion. As explained in Note L to the consolidated financial statements, the Company has established reserves for construction defect matters based on the estimated costs of pending legal claims and the estimated costs of anticipated future legal claims related to previously closed homes, and this liability is included within the accrued expenses and other liabilities account in the consolidated balance sheet. This reserve estimate is subject to a high degree of variability and ongoing revision as the circumstances of individual pending claims and historical data and trends change. Management applies judgment in determining the key assumptions used in calculating the reserve for construction defect matters.

Auditing the reserve for construction defect matters is complex and especially challenging due to the judgmental nature of the key assumptions related to projections of the frequency of future claims and the costs to resolve claims in consideration of historical claims information. These assumptions are developed by management, are subjective in nature and have a significant effect on the determined amount of the reserve for construction defect matters.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for estimating the reserve for construction defect matters. We tested the Company's controls that address the risk of material misstatement related to the measurement and valuation of the reserve for construction defect matters, including the key assumptions related to the projections of the frequency and costs of future claims, and the completeness and accuracy of data used in the model developed by management.

To test the reserve for construction defect matters, our audit procedures included, among others, evaluating the methodology used, the key assumptions and the underlying data used by the Company in developing the reserve estimate. As management utilizes historical trends of frequency of claims incurred and the average cost to resolve claims relative to the types of products and markets where the Company operates in measuring the reserve estimate, we evaluated management's methodology for determining the frequency and cost of future claims assumptions by comparing these key assumptions to trends observed in historical Company claims data and other available information. In addition, we involved an actuarial specialist to assist with our procedures. Our specialist developed a range of values for the reserve estimate based on independently selected assumptions, which we compared to management's recorded amount to evaluate management's estimate. We also performed sensitivity analyses to determine the effect of changes in assumptions, where appropriate. We also tested completeness and accuracy of underlying claims data used in management's estimation calculations and performed recalculations to evaluate the accuracy of the model used by management to determine the estimate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.

Fort Worth, Texas
November 19, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of D.R. Horton, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited D.R. Horton, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, D.R. Horton, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on the COSO criteria**.**

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2025 and 2024, the related consolidated statements of operations, total equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes and our report dated November 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Fort Worth, Texas
November 19, 2025

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	
	2025	**2024**
	(In millions)	
ASSETS		
Cash and cash equivalents	$ 2,985.4	$ 4,516.4
Restricted cash	47.9	27.6
Total cash, cash equivalents and restricted cash	3,033.3	4,544.0
Inventories:		
Construction in progress and finished homes	7,648.5	8,875.8
Residential land and lots — developed and under development	14,695.8	12,948.1
Land held for development	218.3	160.6
Land held for sale	21.4	12.7
Rental properties	2,703.3	2,906.0
Total inventory	25,287.3	24,903.2
Mortgage loans held for sale	2,566.5	2,477.5
Deferred income taxes, net of valuation allowance of $14.6 million and $14.9 million at September 30, 2025 and 2024, respectively	44.5	167.5
Property and equipment, net	578.9	531.0
Other assets	3,797.2	3,317.6
Goodwill	163.5	163.5
Total assets	$ 35,471.2	$ 36,104.3
LIABILITIES		
Accounts payable	$ 1,221.9	$ 1,345.5
Accrued expenses and other liabilities	3,541.6	3,016.7
Notes payable	5,965.5	5,917.7
Total liabilities	10,729.0	10,279.9
Commitments and contingencies (Note L)		
EQUITY		
Preferred stock, $.10 par value, 30,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 1,000,000,000 shares authorized, 404,031,443 shares issued and 294,475,153 shares outstanding at September 30, 2025 and 402,848,342 shares issued and 324,027,360 shares outstanding at September 30, 2024	4.0	4.0
Additional paid-in capital	3,576.1	3,490.7
Retained earnings	31,041.4	27,951.0
Treasury stock, 109,556,290 shares and 78,820,982 shares at September 30, 2025 and 2024, respectively, at cost	(10,431.1)	(6,132.9)
Stockholders' equity	24,190.4	25,312.8
Noncontrolling interests	551.8	511.6
Total equity	24,742.2	25,824.4
Total liabilities and equity	$ 35,471.2	$ 36,104.3

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2025	**2024**	**2023**
	(In millions, except per share data)		
Revenues	$ 34,250.4	$ 36,801.4	$ 35,460.4
Cost of sales	26,134.2	27,266.0	26,110.0
Selling, general and administrative expense	3,692.0	3,599.5	3,248.8
Other (income) expense	(315.7)	(348.8)	(213.1)
Income before income taxes	4,739.9	6,284.7	6,314.7
Income tax expense	1,119.0	1,478.7	1,519.5
Net income	3,620.9	4,806.0	4,795.2
Net income attributable to noncontrolling interests	35.7	49.6	49.5
Net income attributable to D.R. Horton, Inc.	$ 3,585.2	$ 4,756.4	$ 4,745.7
Net income per share attributable to D.R. Horton, Inc.			
Basic	$ 11.62	$ 14.44	$ 13.93
Diluted	$ 11.57	$ 14.34	$ 13.82
Weighted average shares outstanding			
Basic	308.5	329.5	340.7
Diluted	309.9	331.6	343.3

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Non-controlling Interests	Total Equity
	(In millions, except common stock share data)					
Balances at September 30, 2022 (343,953,023 shares)	$ 4.0	$ 3,349.5	$ 19,185.3	$ (3,142.5)	$ 389.3	$ 19,785.6
Net income	—	—	4,745.7	—	49.5	4,795.2
Exercise of stock options (603,823 shares)	—	14.4	—	—	—	14.4
Stock issued under employee benefit plans (1,425,493 shares)	—	16.0	—	—	—	16.0
Cash paid for shares withheld for taxes	—	(56.1)	—	—	—	(56.1)
Stock-based compensation expense	—	111.2	—	—	—	111.2
Cash dividends declared ($1.00 per share)	—	—	(341.2)	—	—	(341.2)
Repurchases of common stock (11,133,774 shares)	—	—	—	(1,187.3)	—	(1,187.3)
Change of ownership interest in Forestar	—	(2.8)	—	—	2.9	0.1
Balances at September 30, 2023 (334,848,565 shares)	$ 4.0	$ 3,432.2	$ 23,589.8	$ (4,329.8)	$ 441.7	$ 23,137.9
Net income	—	—	4,756.4	—	49.6	4,806.0
Exercise of stock options (219,663 shares)	—	5.2	—	—	—	5.2
Stock issued under employee benefit plans (1,426,426 shares)	—	20.4	—	—	—	20.4
Cash paid for shares withheld for taxes	—	(83.9)	—	—	—	(83.9)
Stock-based compensation expense	—	118.1	—	—	—	118.1
Cash dividends declared ($1.20 per share)	—	—	(395.2)	—	—	(395.2)
Repurchases of common stock (12,467,294 shares)	—	—	—	(1,803.1)	—	(1,803.1)
Change of ownership interest in Forestar	—	(1.3)	—	—	20.3	19.0
Balances at September 30, 2024 (324,027,360 shares)	$ 4.0	$ 3,490.7	$ 27,951.0	$ (6,132.9)	$ 511.6	$ 25,824.4
Net income	—	—	3,585.2	—	35.7	3,620.9
Stock issued under employee benefit plans (1,183,101 shares)	—	22.5	—	—	—	22.5
Cash paid for shares withheld for taxes	—	(64.2)	—	—	—	(64.2)
Stock-based compensation expense	—	131.0	—	—	—	131.0
Cash dividends declared ($1.60 per share)	—	—	(494.8)	—	—	(494.8)
Repurchases of common stock (30,735,308 shares)	—	—	—	(4,298.2)	—	(4,298.2)
Change of ownership interest in Forestar	—	(3.9)	—	—	4.5	0.6
Balances at September 30, 2025 (294,475,153 shares)	$ 4.0	$ 3,576.1	$ 31,041.4	$(10,431.1)	$ 551.8	$ 24,742.2

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2025	2024	2023
	(In millions)		
OPERATING ACTIVITIES			
Net income	$ 3,620.9	$ 4,806.0	$ 4,795.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	101.3	87.1	91.6
Stock-based compensation expense	131.0	118.1	111.2
Deferred income taxes	123.2	19.0	(45.9)
Inventory and land option charges	158.1	78.8	80.3
Changes in operating assets and liabilities:			
Decrease in construction in progress and finished homes	1,228.8	141.3	861.8
Increase in residential land and lots — developed, under development, held for development and held for sale	(1,884.3)	(2,576.5)	(1,226.4)
Decrease (increase) in rental properties	195.4	(214.6)	(151.8)
(Increase) decrease in other assets	(248.2)	(331.4)	23.8
(Increase) decrease in mortgage loans held for sale	(89.0)	42.4	(133.9)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	83.7	19.6	(101.8)
Net cash provided by operating activities	3,420.9	2,189.8	4,304.1
INVESTING ACTIVITIES			
Expenditures for property and equipment	(137.4)	(165.3)	(148.6)
Proceeds from sale of assets	22.9	19.4	52.0
Payments related to business acquisitions, net of cash acquired	(53.1)	(40.4)	(212.9)
Other investing activities	(1.1)	(4.3)	(0.7)
Net cash used in investing activities	(168.7)	(190.6)	(310.2)
FINANCING ACTIVITIES			
Proceeds from notes payable	3,272.0	2,086.3	711.0
Repayment of notes payable	(3,142.8)	(1,055.8)	(1,823.9)
(Repayment) borrowings on mortgage repurchase facilities, net	(125.5)	(135.8)	51.3
Proceeds from stock associated with certain employee benefit plans	18.5	20.6	25.5
Cash paid for shares withheld for taxes	(64.2)	(83.9)	(56.1)
Cash dividends paid	(494.8)	(395.2)	(341.2)
Repurchases of common stock	(4,281.6)	(1,787.5)	(1,178.5)
Net proceeds from issuance of Forestar common stock	—	19.7	—
Net other financing activities	55.5	(23.7)	(54.8)
Net cash used in financing activities	(4,762.9)	(1,355.3)	(2,666.7)
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,510.7)	643.9	1,327.2
Cash, cash equivalents and restricted cash at beginning of year	4,544.0	3,900.1	2,572.9
Cash, cash equivalents and restricted cash at end of year	$ 3,033.3	$ 4,544.0	$ 3,900.1

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended September 30,		
	2025	2024	2023
		(In millions)	
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid, net	$ 1,020.5	$ 1,669.7	$ 1,442.0
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES			
Notes payable issued for inventory	$ 5.5	$ 43.4	$ 54.5
Reduction of notes payable upon deconsolidation of variable interest entity	$ —	$ (127.8)	$ —
Stock issued under employee incentive plans	$ 147.6	$ 174.3	$ 111.4

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the accounts of D.R. Horton, Inc. and all of its wholly owned, majority-owned and controlled subsidiaries, which are collectively referred to as the Company, unless the context otherwise requires. Noncontrolling interests represent the proportionate equity interests in consolidated entities that are not 100% owned by the Company. As of September 30, 2025, the Company owns a 62% controlling interest in Forestar Group Inc. (Forestar) and therefore is required to consolidate 100% of Forestar within its consolidated financial statements, and the 38% interest the Company does not own is accounted for as noncontrolling interests. All intercompany accounts, transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Homebuilding revenue and related profit are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer. The Company's performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. Proceeds from home closings held for the Company's benefit at title companies are included in homebuilding cash and cash equivalents in the consolidated balance sheets.

When the Company executes sales contracts with its homebuyers, or when it requires advance payment from homebuyers for custom changes, upgrades or options related to their homes, the cash deposits received are recorded as liabilities until the homes are closed or the contracts are cancelled. The Company either retains or refunds to the homebuyer deposits on cancelled sales contracts, depending upon the applicable provisions of the contract or other circumstances.

Forestar's land and lot sales revenue and related profit are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to a third-party buyer. Forestar's revenues from land and lot sales to D.R. Horton are eliminated in the consolidated financial statements.

The Company rarely purchases unimproved land for resale, but periodically may elect to sell parcels of land that do not fit into its strategic operating plans. Revenue from land sales is typically recognized on the closing date, which is generally when performance obligations are satisfied.

The Company's rental operations develop, construct, lease and sell residential multi-family and single-family rental properties. Revenue is recognized from the sale of these properties on the closing date, which is when performance obligations are satisfied. Rental income from these properties is recognized as other income.

Financial services revenues associated with the Company's title operations are recognized as closing services are rendered and title insurance policies are issued, both of which generally occur simultaneously as each home is closed. Revenues associated with the Company's mortgage operations primarily include net gains on the sale of mortgage loans and servicing rights. The Company typically elects the fair value option for its mortgage loan originations whereby mortgage loans held for sale are recorded at fair value based on either sale commitments or current market quotes and loan values are adjusted through revenues for subsequent changes in fair value until the loans are sold. Expected gains and losses from the sale of loans, adjusted for (i) estimated costs to complete and originate the loan and (ii) the estimated percentage of written loan commitments that will result in a closed mortgage loan, are included in the measurement of all written loan commitments that are accounted for at fair value through revenues at the time of commitment. The Company sells substantially all of the mortgages it originates and the related servicing rights to third-party purchasers, typically within 60 days of origination. Interest income is earned from the date a mortgage loan is originated until the loan is sold.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents. Proceeds from home closings held for the Company's benefit at title companies, which totaled $341.7 million and $304.9 million at September 30, 2025 and 2024, respectively, are included in homebuilding cash and cash equivalents in the consolidated balance sheets.

Cash balances of the Company's captive insurance subsidiary, which are expected to be used to fund the subsidiary's operations and pay future anticipated legal claims, were $68.5 million and $78.4 million at September 30, 2025 and 2024, respectively, and are included in cash and cash equivalents in the consolidated balance sheets.

Restricted Cash

The Company has cash that is restricted as to its use. Restricted cash related to homebuilding and land development operations includes customer deposits that are temporarily restricted in accordance with regulatory requirements. Restricted cash related to financial services is mortgagor related funds held by the Company for taxes and insurance on an interim basis until the loans are sold.

Inventories and Cost of Sales

Inventory includes the costs of direct land acquisition, land development and construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and construction. Costs incurred after projects or homes are substantially complete, such as utilities, maintenance and cleaning, are charged to selling, general and administrative (SG&A) expense as incurred. All indirect overhead costs, such as compensation of sales personnel, division and region management, and the costs of advertising and builder's risk insurance are charged to SG&A expense as incurred.

Land and development costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home construction begins. Home construction costs are specifically identified and recorded to individual homes. Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community. Cost of sales for lots sold includes all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot in the community. Any changes to the estimated total development costs after the initial home or lot closings in a community are generally allocated on a pro-rata basis to the remaining homes or lots in the community associated with the relevant development activity. Development and construction costs incurred related to the rental operations are recorded as rental property inventory. Cost of sales related to the rental operations include the specific construction costs and all applicable land acquisition, land development and related costs for each rental project.

When a home is closed, the Company generally has not paid all of the incurred costs necessary to complete the home. A liability and a corresponding charge to cost of sales are recorded for the amount estimated to ultimately be paid related to completed homes that have been closed. Home construction budgets are compared to actual recorded costs to determine the additional costs remaining to be paid on each closed home.

The Company rarely purchases land for resale. However, when the Company owns land or communities under development that do not fit into its development and construction plans, and the Company determines that it will sell the asset, the project is accounted for as land held for sale if certain criteria are met. The Company records land held for sale at the lesser of its carrying value or fair value less estimated costs to sell.

At the end of each quarter, the Company reviews the performance and outlook for all of its communities and land inventories for indicators of potential impairment. If indicators of impairment are present for a community, the Company performs an impairment evaluation of the community, which includes an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company's estimate of undiscounted cash flows from communities analyzed may change and could result in a future need to record impairment charges to adjust the carrying value of these assets to their estimated fair value. There are several factors which could lead to changes in the estimates of undiscounted future cash flows for a given community. The most significant of these includes pricing and incentive levels realized by the community, the rate at which the homes are sold and the costs incurred to develop the lots and construct the homes. Pricing and incentive levels are often interrelated with sales pace in a community, such that a price reduction is typically expected to increase the sales pace. Further, both of these factors are heavily influenced by the competitive pressures facing a given community from both new and existing homes. If conditions in the broader economy, homebuilding industry or specific markets in which the Company operates worsen, and as the Company evaluates specific community pricing and incentives, construction and development plans, and its overall land sale strategies, it may be required to evaluate additional communities for potential impairment. This may result in impairment charges which could be significant.

When events or circumstances indicate that the carrying values on finished homes in substantially completed communities and completed rental properties are greater than the fair values less estimated costs to sell these homes, impairment charges are also recorded. The key assumptions relating to inventory valuations are impacted by local market and economic conditions and are inherently uncertain. Due to uncertainties in the estimation process, actual results could differ from such estimates. See Note C.

Capitalized Interest

The Company capitalizes interest costs incurred to inventory during active development and construction (active inventory). Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer. During periods in which the Company's active inventory is lower than its debt level, a portion of the interest incurred is reflected as interest expense in the period incurred. During fiscal 2025, 2024 and 2023, the Company's active inventory exceeded its debt level, and all interest incurred was capitalized to inventory. See Note E.

Land and Lot Purchase Contracts

The Company enters into land and lot purchase contracts to acquire land or lots for the construction of homes. Under these contracts, the Company will fund a stated deposit in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of many of the purchase contracts, the deposits are not refundable in the event the Company elects to terminate the contract. Land purchase contract deposits and capitalized pre-acquisition costs are expensed to cost of sales when the Company believes it is probable that it will not acquire the property under contract and will not be able to recover these costs through other means. See Notes C and L.

Variable Interests

Land purchase contracts can result in the creation of a variable interest in the entity holding the land parcel under contract. No variable interest entities were consolidated in the Company's balance sheets at September 30, 2025 or 2024 because, with regard to each entity, the Company determined it did not control the activities that most significantly impact the variable interest entity's economic performance.

The maximum exposure to losses related to the Company's unconsolidated variable interest entities is limited to the amounts of the Company's related deposits. At September 30, 2025 and 2024, the deposits related to these contracts totaled $2.1 billion and $1.9 billion, respectively, and are included in other assets in the consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred. Depreciation generally is recorded using the straight-line method over the estimated useful life of the asset. The depreciable life of model home furniture is 2 years, depreciable lives of other furniture and equipment typically range from 2 to 5 years, and depreciable lives of buildings and improvements typically range from 5 to 30 years. See Note F.

Business Acquisitions

The Company accounts for acquisitions of businesses by allocating the purchase price of the business to the various assets acquired and liabilities assumed at their respective fair values. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is often required in estimating the fair value of assets acquired, particularly intangible assets. These estimates and assumptions are based on historical experience, information obtained from the management of the acquired companies and the Company's estimates of significant assumptions that a market participant would use when determining fair value. While the Company believes the estimates and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. There were no material business acquisitions made in fiscal 2025.

In October 2025, the Company acquired the homebuilding operations of SK Builders for approximately $80 million in cash. SK Builders operates in and around Greenville, South Carolina. The assets acquired included approximately 160 homes in inventory, 260 lots and a sales order backlog of 110 homes. The Company also obtained control of approximately 1,320 additional lots through land purchase contracts.

Goodwill

The Company records goodwill associated with its acquisitions of businesses when the purchase price of the business exceeds the fair value of the identifiable net assets acquired. Goodwill balances are evaluated for potential impairment on at least an annual basis by performing a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an operating segment with goodwill is less than its carrying amount. If the qualitative assessment indicates that additional impairment testing is required, then a quantitative assessment is performed to determine the operating segment's fair value. The estimated fair value is determined by discounting the future cash flows of the operating segment to present value. If the carrying value of the operating segment exceeds its fair value, the Company records a goodwill impairment by the amount that an operating segment's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. As a result of the qualitative assessments performed in fiscal 2025, 2024 and 2023, no impairment charges were indicated or recorded.

The Company's goodwill balances by reporting segment were as follows:

	September 30,		
	2025		**2024**
	(In millions)		
Northwest	$ 2.2	$	2.2
Southwest	—		—
South Central	15.9		15.9
Southeast	6.0		6.0
East	60.5		60.5
North	49.7		49.7
Forestar	29.2		29.2
Total goodwill	$ 163.5	$	163.5

Warranty Claims

The Company typically provides its homebuyers with a ten-year limited warranty for major defects in structural elements such as framing components and foundation systems, a two-year limited warranty on major mechanical systems and a one-year limited warranty on other construction components of the home. Since the Company subcontracts its construction work to subcontractors who typically provide it with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of the subcontractors. Warranty liabilities have been established by charging cost of sales for each home delivered. The amounts charged are based on management's estimate of the warranty-related costs expected to be incurred in the future. The Company's warranty liability is based upon historical warranty cost experience in each market in which it operates. See Note L.

Legal Claims and Insurance

The Company records expenses and liabilities for legal claims related to construction defect matters, personal injury claims, employment matters, land development issues, contract disputes and other matters. The amounts recorded for these contingencies are based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. The Company estimates and records receivables under its applicable insurance policies for these legal claims when recovery is probable. However, because the self-insured retentions under these policies are significant, the Company anticipates it will largely be self-insured. Additionally, the Company may have the ability to recover a portion of its losses from its subcontractors and their insurance carriers when the Company has been named as an additional insured on their insurance policies. See Note L.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was approximately $108.2 million, $72.3 million and $64.7 million in fiscal 2025, 2024 and 2023, respectively, and is included in SG&A expense in the consolidated statements of operations.

Income Taxes

The Company's income tax expense is calculated using the asset and liability method, under which deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement amounts of assets and liabilities and their respective tax bases and attributable to net operating losses and tax credit carryforwards. When assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future periods and in the jurisdictions in which those temporary differences become deductible. The Company records a valuation allowance when it determines it is more likely than not that a portion of the deferred tax assets will not be realized. The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on the Company's consolidated results of operations or financial position. Also, changes in existing federal and state tax laws and tax rates could affect future tax results and the valuation of the Company's deferred tax assets and liabilities. See Note H.

Interest and penalties related to unrecognized tax benefits are recognized in the financial statements as a component of income tax expense. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions on a quarterly basis. The evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in increases or decreases in the Company's income tax expense in the period in which the change is made. The Company had no unrecognized tax benefits at September 30, 2025 or 2024.

Earnings Per Share

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during each year. Diluted earnings per share are based on the weighted average number of shares of common stock and dilutive securities outstanding during each year. See Note I.

Stock-Based Compensation

The Company's stockholders formally authorize shares of its common stock to be available for future grants of stock-based compensation awards. From time to time, the Compensation Committee of the Company's Board of Directors (Compensation Committee) authorizes the grant of stock-based compensation to its employees and directors from these available shares. At September 30, 2025, all outstanding stock-based compensation awards were in the form of restricted stock units. Grants of restricted stock units vest over a certain number of years as determined by the Compensation Committee. Restricted stock units outstanding at September 30, 2025 have a remaining vesting period up to 4.1 years. Compensation expense for restricted stock unit awards is based on the fair value of the award (the Company's stock price on the date of grant) and is recognized on a straight-line basis over the remaining vesting period. See Note K.

Fair Value Measurements

The Financial Accounting Standards Board's authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and nonperformance risk associated with the Company's counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for the Company's mortgage loans held for sale, mortgage servicing rights, interest rate lock commitments and other derivative instruments on a recurring basis and are used for inventories, other mortgage loans and real estate owned on a nonrecurring basis, when events and circumstances indicate that the carrying value is not recoverable. See Note N.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting - Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosures. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. It also requires disclosure of the amount and description of the composition of other segment items and interim disclosures of a reportable segment's profit or loss and assets. The Company adopted this standard for the annual reporting period ended September 30, 2025, with retrospective disclosure of prior periods presented. See Note B for the related disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes - Improvements to Income Tax Disclosures," which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. The standard is effective for the Company's annual periods beginning in fiscal 2026. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures," which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the financial statements. The standard is effective for the Company's annual periods beginning in fiscal 2028 and interim periods beginning in the first quarter of fiscal 2029, with early adoption permitted. The Company is currently evaluating the impact this standard will have on its disclosures.

NOTE B – SEGMENT INFORMATION

The Company's operating segments are its 92 homebuilding divisions, its rental operations, its majority-owned Forestar residential lot development operations, its financial services operations and its other business activities. The Company's reporting segments are its homebuilding reporting segments, its Forestar lot development segment, its financial services segment and its rental operations segment. The accounting policies of the reporting segments are described throughout Note A.

Homebuilding

The homebuilding operating segments are aggregated into six reporting segments. The reporting segments and the states in which the Company has homebuilding operations are as follows:

Northwest:	Colorado, Oregon, Utah and Washington
Southwest:	Arizona, California, Hawaii, Nevada and New Mexico
South Central:	Arkansas, Oklahoma and Texas
Southeast:	Alabama, Florida, Louisiana and Mississippi
East:	Georgia, North Carolina, South Carolina and Tennessee
North:	Delaware, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, New Jersey, Ohio, Pennsylvania, Virginia, West Virginia and Wisconsin

Homebuilding is the Company's core business, generating 92% of consolidated revenues in fiscal 2025 and 2024 and 90% of consolidated revenues in fiscal 2023. The Company's homebuilding divisions are primarily engaged in the acquisition and development of land and the construction and sale of residential homes, with operations in 126 markets across 36 states. Most of the revenue generated by the Company's homebuilding operations is from the sale of completed homes and to a lesser extent from the sale of land and lots.

Rental

The Company's rental segment consists of single-family and multi-family rental operations. The single-family rental operations construct and lease single-family homes within a community and market each community for a bulk sale of rental homes. The multi-family rental operations develop, construct, lease and sell residential rental properties, the majority of which are apartment communities.

Forestar

The Forestar segment is a residential lot development company with operations in 64 markets across 23 states. The Company's homebuilding divisions acquire finished lots from Forestar in accordance with the master supply agreement between the two companies. Forestar's segment results are presented on their historical cost basis, consistent with the manner in which management evaluates segment performance.

Financial Services

The Company's financial services segment provides mortgage financing and title agency services to homebuyers in many of the Company's homebuilding markets. The segment generates the substantial majority of its revenues from originating and selling mortgages and collecting fees for title insurance agency and closing services. The Company sells substantially all of the mortgages it originates and the related servicing rights to third-party purchasers, typically within 60 days of origination.

Other

In addition to its homebuilding, rental, Forestar and financial services operations, the Company engages in other business activities through its subsidiaries. The Company conducts insurance-related operations, owns water rights and other water-related assets and owns non-residential real estate including ranch land and improvements. The results of these operations are immaterial for separate reporting and therefore are grouped together and presented in the Eliminations and Other column in the tables that follow.

The Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer are its Chief Operating Decision Makers (CODMs). The CODMs evaluate segment performance primarily based on revenues, pre-tax income and inventories for all reporting segments. Revenues, pre-tax income and inventories at the segment level are compared to forecasted results to evaluate the performance of each segment and assist in decision making regarding capital allocation between segments. The tables that follow present financial information pertaining to the Company's reporting segments.

	September 30, 2025					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Assets						
Cash and cash equivalents	$ 2,210.5	$ 140.8	$ 379.2	$ 244.5	$ 10.4	$ 2,985.4
Restricted cash	25.5	2.5	—	19.9	—	47.9
Inventories:						
Construction in progress and finished homes	7,743.7	—	—	—	(95.2)	7,648.5
Residential land and lots — developed and under development	12,513.1	—	2,465.1	—	(282.4)	14,695.8
Land held for development	38.3	—	180.0	—	—	218.3
Land held for sale	21.4	—	—	—	—	21.4
Rental properties	—	2,710.4	—	—	(7.1)	2,703.3
	20,316.5	2,710.4	2,645.1	—	(384.7)	25,287.3
Mortgage loans held for sale	—	—	—	2,566.5	—	2,566.5
Deferred income taxes, net	125.7	(42.2)	—	—	(39.0)	44.5
Property and equipment, net	543.0	0.6	8.1	4.3	22.9	578.9
Other assets	3,344.1	38.9	104.6	220.6	89.0	3,797.2
Goodwill	134.3	—	—	—	29.2	163.5
	$ 26,699.6	$ 2,851.0	$ 3,137.0	$ 3,055.8	$ (272.2)	$ 35,471.2
Liabilities						
Accounts payable	$ 1,016.8	$ 230.6	$ 71.0	$ 0.7	$ (97.2)	$ 1,221.9
Accrued expenses and other liabilities	3,122.1	34.7	494.3	294.7	(404.2)	3,541.6
Notes payable	3,154.4	600.0	802.8	1,408.3	—	5,965.5
	$ 7,293.3	$ 865.3	$ 1,368.1	$ 1,703.7	$ (501.4)	$ 10,729.0

_____

(1) Amounts include the balances of the Company's other businesses and the elimination of intercompany transactions.

	September 30, 2024					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Assets						
Cash and cash equivalents	$ 3,623.0	$ 157.6	$ 481.2	$ 242.3	$ 12.3	$ 4,516.4
Restricted cash	4.8	2.2	—	20.6	—	27.6
Inventories:						
Construction in progress and finished homes	8,986.1	—	—	—	(110.3)	8,875.8
Residential land and lots — developed and under development	11,011.7	—	2,126.1	—	(189.7)	12,948.1
Land held for development	20.5	—	140.1	—	—	160.6
Land held for sale	12.7	—	—	—	—	12.7
Rental properties	—	2,902.4	—	—	3.6	2,906.0
	20,031.0	2,902.4	2,266.2	—	(296.4)	24,903.2
Mortgage loans held for sale	—	—	—	2,477.5	—	2,477.5
Deferred income taxes, net	211.6	(14.7)	—	—	(29.4)	167.5
Property and equipment, net	500.2	1.1	7.1	4.0	18.6	531.0
Other assets	2,976.5	74.5	85.6	212.3	(31.3)	3,317.6
Goodwill	134.3	—	—	—	29.2	163.5
	$ 27,481.4	$ 3,123.1	$ 2,840.1	$ 2,956.7	$ (297.0)	$ 36,104.3
Liabilities						
Accounts payable	$ 1,046.1	$ 474.2	$ 85.9	$ 0.8	$ (261.5)	$ 1,345.5
Accrued expenses and other liabilities	2,552.0	67.8	452.8	234.6	(290.5)	3,016.7
Notes payable	2,926.8	750.7	706.4	1,533.8	—	5,917.7
	$ 6,524.9	$ 1,292.7	$ 1,245.1	$ 1,769.2	$ (552.0)	$ 10,279.9

_____

(1) Amounts include the balances of the Company's other businesses and the elimination of intercompany transactions.

	Year Ended September 30, 2025					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Revenues						
Home sales	$ 31,432.0	$ —	$ —	$ —	$ —	$ 31,432.0
Land/lot sales and other	83.5	—	1,662.4	—	(1,409.1)	336.8
Rental property sales	—	1,640.4	—	—	—	1,640.4
Financial services	—	—	—	841.2	—	841.2
	31,515.5	1,640.4	1,662.4	841.2	(1,409.1)	34,250.4
Cost of sales						
Home sales (2)	24,664.9	—	—	—	(227.3)	24,437.6
Land/lot sales and other	50.1	—	1,291.7	—	(1,132.5)	209.3
Rental property sales	—	1,333.4	—	—	(4.2)	1,329.2
Inventory and land option charges	144.2	7.3	7.2	—	(0.6)	158.1
	24,859.2	1,340.7	1,298.9	—	(1,364.6)	26,134.2
Selling, general and administrative expense	2,623.1	245.2	154.4	651.4	17.9	3,692.0
Other (income) expense (3)	(101.7)	(115.5)	(10.2)	(88.9)	0.6	(315.7)
Income before income taxes	$ 4,134.9	$ 170.0	$ 219.3	$ 278.7	$ (63.0)	$ 4,739.9
Summary Cash Flow Information						
Depreciation and amortization	$ 93.4	$ 2.0	$ 3.5	$ 1.8	$ 0.6	$ 101.3
Cash provided by (used in) operating activities	$ 3,407.6	$ 105.5	$ (197.7)	$ 173.2	$ (67.7)	$ 3,420.9

——————

(1) Amounts include the results of the Company's other businesses and the elimination of intercompany transactions.

(2) Amount in the Eliminations and Other column represents the recognition of profit on lots sold from Forestar to the homebuilding segment. Intercompany profit is eliminated in the consolidated financial statements when Forestar sells lots to the homebuilding segment and is recognized in the consolidated financial statements when the homebuilding segment closes homes on the lots to homebuyers.

(3) Other (income) expense primarily includes interest income but also consists of various other types of ancillary income, gains, expenses and losses not directly associated with sales of homes, land and lots.

	Year Ended September 30, 2024					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Revenues						
Home sales	$ 33,903.6	$ —	$ —	$ —	$ —	$ 33,903.6
Land/lot sales and other	58.2	—	1,509.4	—	(1,237.4)	330.2
Rental property sales	—	1,685.1	—	—	—	1,685.1
Financial services	—	—	—	882.5	—	882.5
	33,961.8	1,685.1	1,509.4	882.5	(1,237.4)	36,801.4
Cost of sales						
Home sales (2)	25,952.1	—	—	—	(262.9)	25,689.2
Land/lot sales and other	40.0	—	1,145.9	—	(989.8)	196.1
Rental property sales	—	1,315.9	—	—	(14.0)	1,301.9
Inventory and land option charges	68.9	5.8	4.1	—	—	78.8
	26,061.0	1,321.7	1,150.0	—	(1,266.7)	27,266.0
Selling, general and administrative expense	2,553.3	236.2	118.5	672.4	19.1	3,599.5
Other (income) expense (3)	(107.6)	(101.5)	(29.2)	(101.1)	(9.4)	(348.8)
Income before income taxes	$ 5,455.1	$ 228.7	$ 270.1	$ 311.2	$ 19.6	$ 6,284.7
Summary Cash Flow Information						
Depreciation and amortization	$ 79.4	$ 2.4	$ 3.0	$ 1.8	$ 0.5	$ 87.1
Cash provided by (used in) operating activities	$ 2,239.0	$ (231.0)	$ (158.6)	$ 281.6	$ 58.8	$ 2,189.8

(1) Amounts include the results of the Company's other businesses and the elimination of intercompany transactions.

(2) Amount in the Eliminations and Other column represents the recognition of profit on lots sold from Forestar to the homebuilding segment. Intercompany profit is eliminated in the consolidated financial statements when Forestar sells lots to the homebuilding segment and is recognized in the consolidated financial statements when the homebuilding segment closes homes on the lots to homebuyers.

(3) Other (income) expense primarily includes interest income but also consists of various other types of ancillary income, gains, expenses and losses not directly associated with sales of homes, land and lots.

| | Year Ended September 30, 2023 | | | | | |
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Revenues						
Home sales	$ 31,641.0	$ —	$ —	$ —	$ —	$ 31,641.0
Land/lot sales and other	102.2	—	1,436.9	—	(1,126.7)	412.4
Rental property sales	—	2,605.5	—	—	—	2,605.5
Financial services	—	—	—	801.5	—	801.5
	31,743.2	2,605.5	1,436.9	801.5	(1,126.7)	35,460.4
Cost of sales						
Home sales (2)	24,201.3	—	—	—	(248.5)	23,952.8
Land/lot sales and other	53.8	—	1,108.9	—	(959.9)	202.8
Rental property sales	—	1,886.8	—	—	(12.7)	1,874.1
Inventory and land option charges	60.7	6.7	24.0	—	(11.1)	80.3
	24,315.8	1,893.5	1,132.9	—	(1,232.2)	26,110.0
Selling, general and administrative expense	2,239.9	290.2	97.7	594.9	26.1	3,248.8
Other (income) expense (3)	(78.8)	(102.4)	(15.3)	(76.7)	60.1	(213.1)
Income before income taxes	$ 5,266.3	$ 524.2	$ 221.6	$ 283.3	$ 19.3	$ 6,314.7
Summary Cash Flow Information						
Depreciation and amortization	$ 64.0	$ 2.4	$ 3.0	$ 2.1	$ 20.1	$ 91.6
Cash provided by operating activities	$ 3,078.4	$ 739.2	$ 364.1	$ 13.2	$ 109.2	$ 4,304.1

_____

(1) Amounts include the results of the Company's other businesses and the elimination of intercompany transactions.

(2) Amount in the Eliminations and Other column represents the recognition of profit on lots sold from Forestar to the homebuilding segment. Intercompany profit is eliminated in the consolidated financial statements when Forestar sells lots to the homebuilding segment and is recognized in the consolidated financial statements when the homebuilding segment closes homes on the lots to homebuyers.

(3) Other (income) expense primarily includes interest income but also consists of various other types of ancillary income, gains, expenses and losses not directly associated with sales of homes, land and lots.

Revenues, expenses and pre-tax income of the Company's homebuilding segment are disaggregated into the individual homebuilding reporting segments in the tables below. Expenses maintained at the corporate level consist primarily of homebuilding interest and property taxes, which are capitalized and amortized to cost of sales or expensed directly, and the expenses related to operating the Company's corporate office. The amortization of capitalized interest and property taxes is allocated to each homebuilding segment based on the segment's cost of sales, while expenses associated with the corporate office are allocated to each homebuilding segment based on the segment's inventory balances.

Homebuilding Results by Reporting Segment	Year Ended September 30, 2025						
	Northwest	Southwest	South Central	Southeast	East	North	Total
	(In millions)						
Revenues							
Home sales	$ 2,685.7	$ 4,573.7	$ 6,885.4	$ 6,939.4	$ 6,131.1	$ 4,216.7	$ 31,432.0
Land/lot sales and other	0.5	21.6	13.9	31.8	6.9	8.8	83.5
	2,686.2	4,595.3	6,899.3	6,971.2	6,138.0	4,225.5	31,515.5
Cost of sales							
Home sales	2,075.7	3,695.4	5,350.7	5,510.1	4,768.1	3,264.9	24,664.9
Land/lot sales and other	0.2	19.9	10.0	9.0	4.8	6.2	50.1
Inventory and land option charges	3.8	16.7	36.7	45.4	29.2	12.4	144.2
	2,079.7	3,732.0	5,397.4	5,564.5	4,802.1	3,283.5	24,859.2
Selling, general and administrative expense	220.0	361.9	558.3	587.8	522.1	373.0	2,623.1
Other (income) expense	(9.2)	(15.7)	(21.0)	(21.0)	(20.2)	(14.6)	(101.7)
Income before income taxes	$ 395.7	$ 517.1	$ 964.6	$ 839.9	$ 834.0	$ 583.6	$ 4,134.9

Homebuilding Results by Reporting Segment	Year Ended September 30, 2024						
	Northwest	Southwest	South Central	Southeast	East	North	Total
	(In millions)						
Revenues							
Home sales	$ 2,744.6	$ 4,913.3	$ 7,639.6	$ 8,853.4	$ 6,070.9	$ 3,681.8	$ 33,903.6
Land/lot sales and other	17.1	1.4	12.5	23.4	2.2	1.6	58.2
	2,761.7	4,914.7	7,652.1	8,876.8	6,073.1	3,683.4	33,961.8
Cost of sales							
Home sales	2,121.2	3,862.5	5,765.4	6,790.5	4,534.8	2,877.7	25,952.1
Land/lot sales and other	14.8	0.1	8.1	15.9	0.6	0.5	40.0
Inventory and land option charges	4.4	12.7	11.4	18.4	11.9	10.1	68.9
	2,140.4	3,875.3	5,784.9	6,824.8	4,547.3	2,888.3	26,061.0
Selling, general and administrative expense	211.1	354.1	557.0	634.4	484.6	312.1	2,553.3
Other (income) expense	(10.6)	(18.2)	(21.2)	(23.8)	(18.4)	(15.4)	(107.6)
Income before income taxes	$ 420.8	$ 703.5	$ 1,331.4	$ 1,441.4	$ 1,059.6	$ 498.4	$ 5,455.1

Homebuilding Results by Reporting Segment	Year Ended September 30, 2023						
	Northwest	Southwest	South Central	Southeast	East	North	Total
	(In millions)						
Revenues							
Home sales	$ 2,574.1	$ 4,246.7	$ 7,598.1	$ 8,756.5	$ 5,323.9	$ 3,141.7	$ 31,641.0
Land/lot sales and other	8.3	36.1	14.5	4.3	1.4	37.6	102.2
	2,582.4	4,282.8	7,612.6	8,760.8	5,325.3	3,179.3	31,743.2
Cost of sales							
Home sales	2,003.6	3,451.2	5,721.6	6,485.5	3,992.7	2,546.7	24,201.3
Land/lot sales and other	7.1	28.8	10.7	(5.1)	0.2	12.1	53.8
Inventory and land option charges	6.6	11.3	7.6	14.6	8.4	12.2	60.7
	2,017.3	3,491.3	5,739.9	6,495.0	4,001.3	2,571.0	24,315.8
Selling, general and administrative expense	182.2	315.3	500.9	574.7	399.5	267.3	2,239.9
Other (income) expense	(8.2)	(13.1)	(16.5)	(20.0)	(11.2)	(9.8)	(78.8)
Income before income taxes	$ 391.1	$ 489.3	$ 1,388.3	$ 1,711.1	$ 935.7	$ 350.8	$ 5,266.3

The Company's total inventories are disaggregated into the individual reporting segments in the table below. Inventories are the only assets included in the measure of segment assets used by the Company's chief operating decision makers.

Inventories by Reporting Segment	September 30,		
	2025	2024	2023
	(In millions)		
Homebuilding			
Northwest	$ 1,891.8	$ 1,935.2	$ 1,907.5
Southwest	3,068.5	3,278.9	3,133.0
South Central	3,931.9	3,728.0	3,810.5
Southeast	4,061.8	4,284.5	3,958.5
East	4,397.7	3,978.2	3,024.7
North	2,637.6	2,551.2	2,078.0
Corporate and unallocated (1)	327.2	275.0	243.6
Total Homebuilding	20,316.5	20,031.0	18,155.8
Rental	2,710.4	2,902.4	2,708.4
Forestar	2,645.1	2,266.2	1,790.3
Eliminations and other (2)	(384.7)	(296.4)	(281.2)
Consolidated inventories	$ 25,287.3	$ 24,903.2	$ 22,373.3

_____

(1) Corporate and unallocated consists primarily of homebuilding capitalized interest and property taxes.

(2) Amounts include the balances of the Company's other businesses and the elimination of intercompany transactions.

NOTE C – INVENTORIES

At the end of each quarter, the Company reviews the performance and outlook for all of its communities and land inventories for indicators of potential impairment and performs detailed impairment evaluations and analyses when necessary. As of September 30, 2025, the Company performed detailed impairment evaluations of communities and land inventories and determined that communities with a combined carrying value of $74.8 million were impaired. As a result, impairment charges of $8.5 million were recorded during the three months ended September 30, 2025 to reduce the carrying value of the related inventories to fair value. During fiscal 2025, impairment charges totaled $33.0 million compared to $14.0 million and $19.0 million in fiscal 2024 and 2023, respectively.

During fiscal 2025, 2024 and 2023, earnest money and pre-acquisition cost write-offs related to land purchase contracts that the Company has terminated or expects to terminate were $125.1 million, $64.8 million and $61.3 million, respectively. Inventory impairments and land option charges are included in cost of sales in the consolidated statements of operations.

NOTE D – NOTES PAYABLE

The Company's notes payable at their carrying amounts consist of the following:

	September 30,	
	2025	**2024**
	(In millions)	
Homebuilding		
Revolving credit facility	$ —	$ —
2.5% senior notes due 2024	—	500.0
2.6% senior notes due 2025	—	499.0
1.3% senior notes due 2026 (1)	598.8	597.7
1.4% senior notes due 2027 (1)	498.2	497.4
4.85% senior notes due 2030 (1)	495.5	—
5.0% senior notes due 2034 (1)	687.7	686.5
5.5% senior notes due 2035 (1)	693.6	—
Other notes	180.6	146.2
	3,154.4	2,926.8
Rental		
Revolving credit facility	600.0	745.0
Other notes	—	5.7
	600.0	750.7
Forestar		
Revolving credit facility	—	—
3.85% senior notes due 2026	—	398.4
5.0% senior notes due 2028 (2)	298.7	298.1
6.5% senior notes due 2033 (2)	494.2	—
Other notes	9.9	9.9
	802.8	706.4
Financial Services		
Mortgage repurchase facilities:		
Committed facility	1,103.5	1,229.3
Uncommitted facility	304.8	304.5
	1,408.3	1,533.8
Total notes payable	$ 5,965.5	$ 5,917.7

_____

(1) Debt issuance costs that were deducted from the carrying amounts of the homebuilding senior notes totaled $18.9 million and $11.7 million at September 30, 2025 and 2024, respectively.

(2) Debt issuance costs that were deducted from the carrying amount of Forestar's senior notes totaled $7.2 million and $3.5 million at September 30, 2025 and 2024, respectively.

As of September 30, 2025, maturities of consolidated notes payable, assuming the mortgage repurchase facility is not extended or renewed, are $1.6 billion in fiscal 2026, $604.7 million in fiscal 2027, $1.4 billion in fiscal 2028, $17.5 million in fiscal 2029, none in fiscal 2030 and $2.4 billion thereafter.

Homebuilding

The Company has a senior unsecured homebuilding revolving credit facility that was amended in December 2024 to increase its capacity from $2.19 billion to $2.23 billion. The facility includes an uncommitted accordion feature that allows for an increase in its size to $3.0 billion, subject to certain conditions and availability of additional bank commitments. In June 2025, the Company utilized this accordion feature, increasing the facility's size to $2.305 billion through an additional commitment. Of the total commitments, $2.04 billion mature on December 18, 2029, and $265 million mature on October 28, 2027. The facility also provides for the issuance of letters of credit with a sublimit equal to 100% of the total revolving credit commitments. Letters of credit issued under the facility reduce the available borrowing capacity. At September 30, 2025, there were no borrowings outstanding and $231.2 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $2.07 billion.

The Company's homebuilding revolving credit facility imposes restrictions on its operations and activities, including requiring the maintenance of a maximum allowable leverage ratio and a borrowing base restriction if the leverage ratio exceeds a certain level. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. The credit agreement governing the facility imposes restrictions on the creation of secured debt and liens.

D.R. Horton has an automatically effective universal shelf registration statement filed with the Securities and Exchange Commission (SEC) in July 2024, registering debt and equity securities that the Company may issue from time to time in amounts to be determined. In February 2025, the Company issued $700 million principal amount of 5.5% senior notes due October 15, 2035, and in May 2025, the Company issued $500 million principal amount of 4.85% senior notes due October 15, 2030. The indenture governing the senior notes imposes restrictions on the creation of secured debt and liens.

In October 2024, the Company repaid $500 million principal amount of its 2.5% senior notes at maturity. In September 2025, the Company redeemed $500 million principal amount of its 2.6% senior notes due October 15, 2025 for $505.9 million, which included $5.9 million of accrued and unpaid interest.

The key terms of the Company's homebuilding senior notes outstanding as of September 30, 2025 are summarized below.

Notes Payable	Principal Amount	Date Issued	Date Due	Redeemable Prior to Maturity (1)	Effective Interest Rate (2)
	(In millions)				
1.3% senior notes	$600	August 2021	October 15, 2026	Yes	1.5%
1.4% senior notes	$500	October 2020	October 15, 2027	Yes	1.6%
4.85% senior notes	$500	May 2025	October 15, 2030	Yes	5.1%
5.0% senior notes	$700	August 2024	October 15, 2034	Yes	5.2%
5.5% senior notes	$700	February 2025	October 15, 2035	Yes	5.6%

(1) The Company may redeem the notes in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of their principal amount or the present value of the remaining scheduled payments discounted to the redemption date, plus accrued and unpaid interest. The 1.3% senior notes and the 4.85% senior notes are redeemable at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, on or after the date that is one month prior to the final maturity date of the notes. The 1.4% senior notes are redeemable at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, on or after the date that is two months prior to the final maturity of the notes. The 5.0% senior notes and the 5.5% senior notes are redeemable at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, on or after the date that is three months prior to the final maturity of the notes.

(2) Interest is payable semi-annually on each of the series of senior notes. The annual effective interest rate is calculated after giving effect to the amortization of debt issuance costs and the discount, if applicable.

All series of homebuilding senior notes and borrowings under the homebuilding revolving credit facility are senior obligations and rank *pari passu* in right of payment to all existing and future unsecured indebtedness and senior to all existing and future indebtedness expressly subordinated to them. The homebuilding senior notes and borrowings under the homebuilding revolving credit facility are guaranteed by entities that hold approximately 75% of the Company's assets at September 30, 2025. Upon the occurrence of both a change of control of the Company and a ratings downgrade event, as defined in the indenture governing its senior notes, the Company would be required in certain circumstances to offer to repurchase these notes at 101% of their principal amount, along with accrued and unpaid interest. Also, a change of control as defined in the revolving credit facility would constitute an event of default under the revolving credit facility, which could result in the acceleration of any borrowings outstanding under the facility and the termination of the commitments thereunder.

At September 30, 2025, the Company was in compliance with all of the covenants, limitations and restrictions of its homebuilding revolving credit facility and public debt obligations. The Company's homebuilding revolving credit facility and homebuilding senior notes are guaranteed by D.R. Horton, Inc.'s significant wholly owned homebuilding subsidiaries.

In July 2024, the Board of Directors authorized the repurchase of up to $500 million of the Company's debt securities. The authorization has no expiration date. All of the $500 million authorization was remaining at September 30, 2025.

Rental

The Company's rental subsidiary, DRH Rental, has a $1.05 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $2.0 billion, subject to certain conditions and availability of additional bank commitments. Availability under the rental revolving credit facility is subject to a borrowing base calculation based on the book value of DRH Rental's real estate assets and unrestricted cash. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is October 10, 2027. At September 30, 2025, there were $600 million of borrowings outstanding at a 6.2% annual interest rate and no letters of credit issued under the facility, resulting in available capacity of $450 million.

The rental revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require DRH Rental to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. At September 30, 2025, DRH Rental was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility.

The rental revolving credit facility is guaranteed by DRH Rental's wholly owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. The rental revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of the Company's homebuilding, Forestar or financial services operations.

Forestar

As of September 30, 2025, Forestar had a senior unsecured revolving credit facility that was amended in December 2024 to increase its capacity from $410 million to $640 million and to raise the uncommitted accordion feature that could increase the size of the facility to $1.0 billion, subject to certain conditions and availability of additional bank commitments. The amendment also extended the maturity date of the facility. Of the total commitments, $575 million mature on December 18, 2029, and $65 million mature on October 28, 2026. In October 2025, Forestar utilized the accordion feature and increased the size of its revolving credit facility to $665 million through an additional $25 million commitment that matures on December 18, 2029. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. Borrowings under the revolving credit facility are subject to a borrowing base calculation based on the book value of Forestar's real estate assets and unrestricted cash. Letters of credit issued under the facility reduce the available borrowing capacity. At September 30, 2025, there were no borrowings outstanding and $51.1 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $588.9 million.

As of September 30, 2025, Forestar had $800 million principal amount of senior notes issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, which represent unsecured obligations of Forestar. The key terms of Forestar's senior notes are summarized below.

Notes Payable	Principal Amount	Date Issued	Date Due	Redeemable Prior to Maturity (1)	Effective Interest Rate (2)
	(In millions)				
5.0% senior notes	$300	February 2020	March 1, 2028	Yes	5.2%
6.5% senior notes	$500	March 2025	March 15, 2033	Yes	6.7%

(1) Forestar's senior notes may be redeemed prior to maturity, subject to certain limitations and premiums defined in the indenture agreements.

(2) Interest is payable semi-annually on each of the series of senior notes. The annual effective interest rate is calculated after giving effect to the amortization of debt issuance costs.

The net proceeds from the 6.5% senior notes issued in March 2025 were primarily used to fund Forestar's tender offer to purchase any and all of its outstanding $400 million principal amount of 3.85% senior notes due 2026 (of which $329.4 million aggregate principal amount was tendered). The repurchase price of $333.4 million included accrued and unpaid interest of $4.2 million. In September 2025, Forestar redeemed the remaining $70.6 million principal amount of its 3.85% senior notes for $71.6 million, which included $1.0 million of accrued and unpaid interest. In fiscal 2025, Forestar recognized a $1.2 million loss on extinguishment of debt related to the repurchase and redemption of the notes.

Forestar's revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require Forestar to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity.

At September 30, 2025, Forestar was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility and senior note obligations. Forestar's revolving credit facility and its senior notes are guaranteed by Forestar's wholly owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. They are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of the Company's homebuilding, rental or financial services operations.

In April 2020, Forestar's Board of Directors authorized the repurchase of up to $30 million of Forestar's debt securities. The authorization has no expiration date. All of the $30 million authorization was remaining at September 30, 2025.

Financial Services

The Company's mortgage subsidiary, DHI Mortgage, has two mortgage repurchase facilities, one of which is committed and the other of which is uncommitted, that provide financing and liquidity to DHI Mortgage by facilitating purchase transactions in which DHI Mortgage transfers eligible loans to counterparties upon receipt of funds from the counterparties. DHI Mortgage then has the right and obligation to repurchase the loans upon their sale to third-party purchasers in the secondary market or within specified time frames in accordance with the terms of the mortgage repurchase facilities.

In May 2025, the committed mortgage repurchase facility was amended to reduce its capacity to $1.4 billion and extend its maturity date to May 6, 2026. The capacity of the facility can be increased to $2.0 billion subject to the availability of additional commitments. At September 30, 2025, DHI Mortgage had an obligation of $1.1 billion under the committed mortgage repurchase facility at a 5.8% annual interest rate.

At September 30, 2025, the uncommitted mortgage repurchase facility had a borrowing capacity of $500 million, of which DHI Mortgage had an obligation of $304.8 million at a 5.4% annual interest rate.

At September 30, 2025, $2.23 billion of mortgage loans held for sale with a collateral value of $2.19 billion were pledged under the committed mortgage repurchase facility, and $332.6 million of mortgage loans held for sale with a collateral value of $312.9 million were pledged under the uncommitted mortgage repurchase facility.

The facilities contain financial covenants as to the mortgage subsidiary's minimum required tangible net worth, its maximum allowable indebtedness to tangible net worth ratio and its minimum required liquidity. At September 30, 2025, DHI Mortgage was in compliance with all of the conditions and covenants of the mortgage repurchase facilities.

The mortgage repurchase facilities are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of the Company's homebuilding, rental or Forestar operations.

NOTE E – CAPITALIZED INTEREST

The following table summarizes the Company's interest costs incurred, capitalized and expensed during the years ended September 30, 2025, 2024 and 2023.

	Year Ended September 30,		
	2025	**2024**	**2023**
	(In millions)		
Capitalized interest, beginning of year	$ 355.1	$ 286.4	$ 237.4
Interest incurred (1)	241.7	203.7	203.5
Interest charged to cost of sales	(158.1)	(135.0)	(154.5)
Capitalized interest, end of year	$ 438.7	$ 355.1	$ 286.4

_____

(1) Interest incurred in fiscal 2025, 2024 and 2023 includes interest on the Company's mortgage repurchase facilities of $33.9 million, $58.6 million and $45.9 million, respectively, Forestar interest of $45.5 million, $32.7 million and $32.8 million, respectively, and interest on the rental revolving credit facility of $59.2 million, $61.9 million and $56.0 million, respectively.

NOTE F – PROPERTY AND EQUIPMENT

The Company's property and equipment balances and the related accumulated depreciation at September 30, 2025 and 2024 are summarized below.

	September 30,	
	2025	**2024**
	(In millions)	
Homebuilding		
Buildings and improvements	$ 524.4	$ 483.2
Model home furniture	189.8	171.2
Office furniture and equipment	135.5	111.1
Land	59.2	57.7
Accumulated depreciation	(365.9)	(323.0)
Total homebuilding	543.0	500.2
Rental, net	0.6	1.1
Forestar, net	8.1	7.1
Financial services, net	4.3	4.0
Other businesses and eliminations, net	22.9	18.6
Property and equipment, net	$ 578.9	$ 531.0

Depreciation expense was $90.9 million, $78.5 million and $82.9 million in fiscal 2025, 2024 and 2023, respectively.

NOTE G – MORTGAGE LOANS

Mortgage Loans Held for Sale and Related Derivatives

Mortgage loans held for sale consist primarily of single-family residential loans collateralized by the underlying property. The Company typically sells the servicing rights for the majority of loans when the loans are sold. Servicing rights retained are typically sold within six months of loan origination. At September 30, 2025, mortgage loans held for sale of $2.57 billion had an aggregate outstanding principal balance of $2.67 billion. At September 30, 2024, mortgage loans held for sale of $2.48 billion had an aggregate outstanding principal balance of $2.49 billion.

During the years ended September 30, 2025, 2024 and 2023, mortgage loans originated totaled $23.7 billion, $24.0 billion and $21.2 billion, respectively, and mortgage loans sold totaled $23.5 billion, $24.0 billion and $21.0 billion, respectively. The Company had gains on sales of loans and servicing rights of $566.3 million, $589.9 million and $538.4 million during the years ended September 30, 2025, 2024 and 2023, respectively. Net gains on sales of loans and servicing rights are included in revenues in the consolidated statements of operations. During fiscal 2025, approximately 71% of the Company's mortgage loans were sold directly to Fannie Mae, Freddie Mac or into securities backed by Ginnie Mae, and 27% were sold to one other major financial entity.

To manage the interest rate risk inherent in its mortgage operations, the Company hedges its risk using derivative instruments, generally forward sales of mortgage-backed securities (MBS), which are referred to as "hedging instruments" in the following discussion. The Company does not enter into or hold derivatives for trading or speculative purposes.

Newly originated loans that have been closed but not committed to third-party purchasers are hedged to mitigate the risk of changes in their fair value. Hedged loans are committed to third-party purchasers typically within three days after origination. The notional amounts of the hedging instruments used to hedge mortgage loans held for sale may vary in relationship to the underlying loan amounts, depending on the movements in the value of each hedging instrument relative to the value of the underlying mortgage loans. The fair value change related to hedging instruments generally offsets the fair value change in the mortgage loans held for sale. The net fair value change, which for the years ended September 30, 2025, 2024 and 2023 was not significant, is recognized in revenues in the consolidated statements of operations. At September 30, 2025 and 2024, the Company's mortgage loans held for sale that were not committed to third-party purchasers totaled $2.3 billion and $1.9 billion, respectively.

The Company also uses hedging instruments as part of a program to offer below market interest rate financing to its homebuyers. At September 30, 2025 and 2024, the Company had MBS totaling $677.5 million and $637.9 million, respectively, that did not yet have interest rate lock commitments (IRLCs) or closed loans created or assigned. The Company recorded an asset of $1.9 million and $2.4 million at September 30, 2025 and 2024, respectively, for the fair value of such MBS position.

Loan Commitments and Related Derivatives

The Company is party to IRLCs, which are extended to borrowers who have applied for loan funding and meet defined credit and underwriting criteria. At September 30, 2025 and 2024, the notional amount of IRLCs, which are accounted for as derivative instruments recorded at fair value, totaled $2.1 billion and $2.0 billion, respectively.

The Company manages interest rate risk related to its IRLCs through the use of best-efforts whole loan delivery commitments and hedging instruments. These instruments are considered derivatives in an economic hedge and are accounted for at fair value with gains and losses recognized in revenues in the consolidated statements of operations. At September 30, 2025 and 2024, the notional amount of best-efforts whole loan delivery commitments totaled $27.4 million and $11.5 million, respectively, and the notional amount of hedging instruments related to the remaining IRLCs totaled $1.93 billion and $1.90 billion, respectively.

Other Mortgage Loans and Loss Reserves

Mortgage loans are sold with limited recourse provisions derived from industry-standard representations and warranties in the relevant agreements. These representations and warranties primarily involve the absence of misrepresentations by the borrower or other parties, the appropriate underwriting of the loan and in some cases, a required minimum number of payments to be made by the borrower. The Company generally does not retain any other continuing interest related to mortgage loans sold in the secondary market. The majority of other mortgage loans consist of loans repurchased due to these limited recourse obligations. Typically, these loans are impaired, and some result in real estate owned through the foreclosure process. At September 30, 2025 and 2024, the Company's total other mortgage loans and real estate owned, before the related loss reserves, totaled $15.7 million and $18.9 million, respectively.

The Company has recorded reserves for estimated losses on other mortgage loans, real estate owned and future loan repurchase obligations due to the limited recourse provisions, all of which are recorded as reductions of revenue. The loss reserve for loan repurchase and settlement obligations is estimated based on historical experience, analysis of the volume of mortgages originated, discussions with mortgage purchasers and current housing and credit market conditions, as well as known and projected mortgage loan repurchase requests. The loss reserves for other mortgage loans, real estate owned and estimated future loan repurchase obligations totaled $16.2 million and $12.3 million at September 30, 2025 and 2024, respectively.

Other mortgage loans and real estate owned, net of the related loss reserves, are included in other assets, while loan repurchase obligations are included in accrued expenses and other liabilities in the Company's consolidated balance sheets.

NOTE H – INCOME TAXES

Income Tax Expense

The components of the Company's income tax expense are as follows:

		Year Ended September 30,	
	2025	**2024**	**2023**
		(In millions)	
Current tax expense:			
Federal	$ 821.4	$ 1,200.9	$ 1,293.0
State	174.4	258.8	272.4
	995.8	1,459.7	1,565.4
Deferred tax expense (benefit):			
Federal	104.8	15.5	(39.0)
State	18.4	3.5	(6.9)
	123.2	19.0	(45.9)
Total income tax expense	$ 1,119.0	$ 1,478.7	$ 1,519.5

The Company's effective tax rate was 23.6%, 23.5% and 24.1% in fiscal 2025, 2024 and 2023, respectively. The effective tax rates for all years include an expense for state income taxes and tax benefits related to stock-based compensation and federal energy efficient home tax credits.

Reconciliation of Expected Income Tax Expense

Differences between income tax expense and tax computed by applying the federal statutory rate of 21% to income before income taxes during each year is due to the following:

		Year Ended September 30,	
	2025	**2024**	**2023**
		(In millions)	
Income taxes at federal statutory rate	$ 995.4	$ 1,319.8	$ 1,326.1
Increase (decrease) in tax resulting from:			
State income taxes, net of federal benefit	154.1	205.8	208.1
Valuation allowance	(0.3)	0.1	(3.1)
Tax credits	(39.5)	(70.4)	(44.4)
Excess tax benefit from stock-based compensation	(16.0)	(42.7)	(25.6)
Tax contingencies	—	(1.4)	(1.5)
Other	25.3	67.5	59.9
Total income tax expense	$ 1,119.0	$ 1,478.7	$ 1,519.5

Deferred Income Taxes

Deferred tax assets and liabilities reflect the tax consequences of temporary differences between the financial statement bases of assets and liabilities and their tax bases, tax losses and credit carryforwards. Components of deferred income taxes are summarized as follows:

	September 30,	
	2025	**2024**
	(In millions)	
Deferred tax assets:		
Inventory costs	$ 39.6	$ 87.3
Inventory impairments	13.4	8.7
Warranty and construction defect costs	356.2	316.2
Net operating loss carryforwards	36.5	38.9
Tax credit carryforwards	22.1	6.9
Incentive compensation plans	105.0	93.7
Other	21.2	14.0
Total deferred tax assets	594.0	565.7
Valuation allowance	(14.6)	(14.9)
Total deferred tax assets, net of valuation allowance	579.4	550.8
Deferred tax liabilities:		
Deferral of profit on home closings	327.6	226.4
Depreciation of fixed assets	76.7	44.8
Deferral of income	31.9	29.3
Undistributed earnings of subsidiary	90.7	77.4
Other	8.0	5.4
Total deferred tax liabilities	534.9	383.3
Deferred income taxes, net	$ 44.5	$ 167.5

The Company has $25.4 million of tax benefits for a federal net operating loss (NOL) carryforward. The utilization of the federal NOL is subject to IRC Section 382 limitations; however, it is expected that all of the federal NOL will be utilized within the carryforward period. D.R. Horton has $10.4 million of tax benefits for state NOL carryforwards that expire at various times depending on the tax jurisdiction. Of this amount, $5.5 million of the tax benefits expire over the next ten years and the remaining $4.9 million expire from fiscal years 2036 to 2045. Forestar has $0.7 million of tax benefits for state NOL carryforwards that expire at various times depending on the tax jurisdiction. Forestar has $16.5 million of federal corporate alternative minimum tax credit carryforwards that do not expire.

The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on the Company's consolidated results of operations or financial position. Also, changes in existing federal and state tax laws and tax rates could affect future tax results and the valuation of the Company's deferred tax assets.

Valuation Allowance

The Company has a valuation allowance of $14.6 million and $14.9 million at September 30, 2025 and 2024, respectively, related to deferred tax assets for state NOL and tax credit carryforwards that are expected to expire before being realized. The Company will continue to evaluate both the positive and negative evidence in determining the need for a valuation allowance with respect to the remaining state NOL and tax credit carryforwards. Any reversal of the valuation allowance in future periods will impact the Company's effective tax rate.

Unrecognized Tax Benefits

Unrecognized tax benefits are the differences between tax positions taken or expected to be taken in a tax return and the benefits recognized in the financial statements. The Company had no unrecognized tax benefits and no accrued interest or penalties related to unrecognized tax benefits at September 30, 2025 or 2024. The Company classifies interest expense and penalties on income taxes as income tax expense.

Regulations and Legislation

D.R. Horton is subject to federal income tax and state income tax in multiple jurisdictions. The statute of limitations for the majority of D.R. Horton's tax jurisdictions remains open for examination for fiscal years 2022 through 2025. D.R. Horton is not currently under audit for federal income taxes. D.R. Horton is under audit by various states; however, the Company is not aware of any significant findings by the state taxing authorities.

Forestar is subject to federal income tax and state income tax in multiple jurisdictions. The statute of limitations for the majority of Forestar's tax jurisdictions remains open for examination for fiscal years 2022 through 2025. Forestar is not currently under audit for federal income taxes. Forestar is under audit by various states; however, Forestar is not aware of any significant findings by the state taxing authorities.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law (the new law). The new law terminates the energy efficient home tax credit for homes closing after June 30, 2026 and enacts certain other tax provisions that will impact the Company's financial statements. The Company's tax benefits related to the energy efficient home tax credit were $39.5 million and $70.4 million in fiscal 2025 and 2024, respectively. None of the other tax provisions enacted by the new law have a significant impact on the Company's financial statements.

NOTE I – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended September 30,		
	2025	**2024**	**2023**
	(In millions, except per share data)		
Numerator:			
Net income attributable to D.R. Horton, Inc.	$ 3,585.2	$ 4,756.4	$ 4,745.7
Denominator:			
Denominator for basic earnings per share — weighted average shares	308.5	329.5	340.7
Effect of dilutive securities:			
Employee stock awards	1.4	2.1	2.6
Denominator for diluted earnings per share — adjusted weighted average shares	309.9	331.6	343.3
Basic net income per share attributable to D.R. Horton, Inc.	$ 11.62	$ 14.44	$ 13.93
Diluted net income per share attributable to D.R. Horton, Inc.	$ 11.57	$ 14.34	$ 13.82

NOTE J – STOCKHOLDERS' EQUITY

D.R. Horton has an automatically effective universal shelf registration statement, filed with the SEC in July 2024, registering debt and equity securities that it may issue from time to time in amounts to be determined. At September 30, 2025, the Company had 404,031,443 shares of common stock issued and 294,475,153 shares outstanding. No shares of preferred stock were issued or outstanding.

In April 2025, the Board of Directors authorized the repurchase of up to $5.0 billion of the Company's common stock, replacing the previous authorization. The authorization has no expiration date. During fiscal 2025, the Company repurchased 30.7 million shares of its common stock at a total cost, including commissions and excise taxes, of $4.3 billion, of which $2.6 billion was repurchased under the previous authorization. At September 30, 2025, there was $3.3 billion remaining on the repurchase authorization.

The Board of Directors approved and the Company paid quarterly cash dividends of $0.40 per share in fiscal 2025 and $0.30 per share in fiscal 2024. Cash dividends declared and paid in fiscal 2025 totaled $494.8 million. In October 2025, the Board approved a quarterly cash dividend of $0.45 per share, payable on November 20, 2025 to stockholders of record on November 13, 2025.

Forestar has an effective shelf registration statement, filed with the SEC in September 2024, registering $750 million of equity securities, of which $300 million is reserved for sales under its at-the-market equity offering (ATM) program that was entered into in November 2024. During fiscal 2025, there were no shares issued under the ATM program. At September 30, 2025, the full $750 million remained available for issuance under Forestar's shelf registration statement, with $300 million reserved for sales under the ATM program.

NOTE K – EMPLOYEE BENEFIT PLANS

The Company offers its employees a comprehensive compensation and benefits package, which includes a broad range of benefits, including medical, dental and vision healthcare insurance and paid parental leave. In addition to base pay, eligible employees may participate in the Company's 401(k) plan, employee stock purchase plan, short-term incentive bonus program and/or its stock compensation plans as described below.

Deferred Compensation Plans

The Company has a 401(k) plan for all employees who have been with the Company for a period of six months or more. The Company matches portions of employees' voluntary contributions. The Company recorded $44.3 million, $43.8 million and $40.2 million of expense for matching contributions in fiscal 2025, 2024 and 2023, respectively.

The Company's Supplemental Executive Retirement Plan (SERP) is a non-qualified deferred compensation program that provides benefits payable to certain management employees upon retirement, death or termination of employment. Under the SERP, the Company accrues an unfunded benefit based on a percentage of the eligible employees' salaries, as well as an interest factor based upon a predetermined formula. The Company's liabilities related to the SERP were $64.2 million and $56.8 million at September 30, 2025 and 2024, respectively. The Company recorded $9.4 million, $8.9 million and $8.3 million of expense for this plan in fiscal 2025, 2024 and 2023, respectively.

The Company has a deferred compensation plan available to a select group of employees which allows participating employees to contribute compensation into the plan on a before tax basis and defer income taxation on the contributions until the funds are withdrawn from the plan. The participating employees designate investments for their contributions; however, the Company is not required to invest the contributions in the designated investments. The Company's net liabilities related to the deferred compensation plan were $206.9 million and $184.5 million at September 30, 2025 and 2024, respectively. The Company records as SG&A expense the amount that the employee contributions would have earned had the funds been invested in the designated investments. The Company recorded $18.1 million, $36.5 million and $17.0 million of expense for this plan in fiscal 2025, 2024 and 2023, respectively.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan provides eligible employees the opportunity to purchase common stock of the Company at a discounted price of 85% of the fair market value of the stock on the designated dates of purchase. The price to eligible employees may be further discounted depending on the average fair market value of the stock during the period and certain other criteria. Under the terms of the plan, the total fair market value of common stock that an eligible employee may purchase each year is limited to the lesser of 15% of the employee's annual compensation or $25,000. Under the plan, employees purchased 159,460 shares for $18.1 million in fiscal 2025, 137,347 shares for $15.3 million in fiscal 2024 and 143,960 shares for $11.0 million in fiscal 2023. At September 30, 2025, the Company had 2.1 million shares of common stock reserved for issuance pursuant to the Employee Stock Purchase Plan.

Incentive Bonus Plan

The Company's Incentive Bonus Plan provides for the Compensation Committee to award short-term performance bonuses to senior management based upon the level of achievement of certain criteria. For fiscal 2025, 2024 and 2023, the Compensation Committee approved awards whereby certain executive officers could earn performance bonuses based upon percentages of the Company's pre-tax income. Compensation expense related to these plans was $22.5 million, $29.9 million and $35.4 million in fiscal 2025, 2024 and 2023, respectively.

Stock-Based Compensation

The Company's Stock Incentive Plan provides for the granting of equity awards, such as stock options, performance stock units (PSUs) and restricted stock units (RSUs), to executive officers, other key employees and non-management directors. PSUs are earned by achieving key performance goals, and RSUs are earned through continued employment with the Company over a requisite time period. Each stock unit represents the contingent right to receive one share of the Company's common stock if the performance criteria and/or vesting conditions are satisfied. The stock units have no dividend or voting rights until vested. At September 30, 2025, the Company had 22.1 million shares of common stock reserved for issuance and 20.2 million shares available for future grants under the Stock Incentive Plan.

Restricted Stock Unit (RSU) Equity Awards

During fiscal 2025, 2024 and 2023, RSUs were granted to the Company's executive officers, other key employees and non-management directors (collectively, approximately 1,600, 1,470 and 1,380 recipients, respectively). These awards vest annually in equal installments over periods of three to five years.

The following table provides additional information related to RSU activity during fiscal 2025, 2024 and 2023. The number of RSUs vested includes shares of common stock withheld by the Company on behalf of employees to satisfy the tax withholding requirements.

	Year Ended September 30,					
	2025		2024		2023	
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	2,309,737	$ 95.28	2,966,925	$ 70.85	3,466,094	$ 57.50
Granted	608,835	156.12	663,860	147.79	877,131	93.44
Vested	(884,883)	79.17	(1,233,866)	65.51	(1,251,785)	50.61
Cancelled	(130,880)	112.49	(87,182)	85.12	(124,515)	61.95
Outstanding at end of year	1,902,809	$ 121.06	2,309,737	$ 95.28	2,966,925	$ 70.85

The total fair value of shares vested on the vesting date during fiscal 2025, 2024 and 2023 was $114.8 million, $184.7 million and $115.2 million, respectively. For fiscal 2025, 2024 and 2023, compensation expense related to RSUs was $80.6 million, $77.3 million and $65.7 million, respectively. At September 30, 2025, there was $170.3 million of unrecognized compensation expense related to unvested RSU awards. This expense is expected to be recognized over a weighted average period of 2.6 years.

Performance Stock Unit (PSU) Equity Awards

During fiscal 2025, 2024 and 2023, PSUs that vest at the end of three-year performance periods were granted to the Company's executive officers and other key employees. The number of units that ultimately vest depends on the Company's relative position as compared to its peers in achieving certain performance criteria and can range from 0% to 300% of the number of units granted. Compensation expense related to these grants is based on the Company's performance against a market index or its peer group, the elapsed portion of the performance period and the grant date fair value of the award. The performance criteria for the awards issued in fiscal 2023 were total shareholder return compared to the S&P 500 and return on investment, SG&A expense containment and homebuilding gross profit compared to homebuilding peers. The performance criteria for the awards issued in fiscal 2024 were total shareholder return compared to the S&P 500 and return on assets and operating margin compared to homebuilding peers. The performance criteria for the awards issued in fiscal 2025 were total shareholder return and return on assets compared to the S&P 500, pre-tax return on assets compared to homebuilding peers and earnings per share growth.

The following table provides additional information related to the PSUs outstanding at September 30, 2025.

Grant Date	Vesting Date	Target Number of Performance Stock Units	Grant Date Fair Value per Unit	Compensation Expense Year Ended September 30,		
				2025	2024	2023
				(In millions)		
October 2022	September 2025	600,000	$ 79.97	$ 7.8	$ 10.0	$ 11.6
October 2023 (1)	September 2026	277,779	146.72	13.1	13.1	—
October 2024	September 2027	327,717	176.39	19.3	—	—
				$ 40.2	$ 23.1	$ 11.6

_____

(1) The PSUs granted in October 2023 were subsequently modified in December 2023 to change the performance criteria to total shareholder return, return on assets and operating margin.

In October 2025, the Compensation Committee approved the issuance of the PSUs that vested in September 2025 in the form of 484,492 shares of common stock to satisfy the awards.

Stock Options

Stock options are granted at exercise prices which equal the market value of the Company's common stock at the date of the grant. The Company has not granted stock options in recent years and there were no options outstanding as of September 30, 2025.

NOTE L – COMMITMENTS AND CONTINGENCIES

Warranty Claims

The Company typically provides its homebuyers with warranties for defects in structural elements, mechanical systems and other construction components of the home. Warranty liabilities are established by charging cost of sales for each home delivered based on management's estimate of expected warranty-related costs and by accruing for existing warranty claims. The Company's warranty liability is based upon historical warranty cost experience in each market in which it operates. The estimation of these costs is subject to variability due to uncertainties related to these factors. Due to the judgment required in establishing the liability for warranty claims, actual future costs could differ from current estimated amounts, and it is not possible for the Company to make a reasonable estimate of the possible loss or range of loss in excess of its warranty liability.

Changes in the Company's warranty liability during fiscal 2025 and 2024 were as follows:

	September 30,	
	2025	2024
	(In millions)	
Warranty liability, beginning of year	$ 566.9	$ 512.4
Warranties issued	188.8	210.6
Changes in liability for pre-existing warranties	(68.5)	(36.0)
Settlements made	(121.0)	(120.1)
Warranty liability, end of year	$ 566.2	$ 566.9

Legal Claims and Insurance

The Company is named as a defendant in various claims, complaints and other legal actions in the ordinary course of business. At any point in time, the Company is managing several hundred individual claims related to construction defect matters, personal injury claims, employment matters, land development issues, contract disputes and other matters. The Company has established reserves for these contingencies based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. The estimated liabilities for these contingencies were $1.1 billion and $949.6 million at September 30, 2025 and 2024, respectively, and are included in accrued expenses and other liabilities in the consolidated balance sheets. Approximately 98% and 97% of these reserves related to construction defect matters at September 30, 2025 and 2024, respectively. Expenses related to the Company's legal contingencies were $240.1 million, $164.0 million and $139.7 million in fiscal 2025, 2024 and 2023, respectively.

The Company's reserves for construction defect claims include the estimated costs of both known claims and anticipated future claims. As of September 30, 2025, no individual existing claim was material to the Company's financial statements. The Company has closed a significant number of homes during recent years and may be subject to future construction defect claims on these homes. Although regulations vary from state to state, construction defect issues can generally be reported for up to ten years after the home has closed in many states in which the Company operates. Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where the Company operates are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Adjustments to estimated reserves are recorded in the accounting period in which the change in estimate occurs.

Historical trends in construction defect claims have been inconsistent, and the Company believes they may continue to fluctuate. The Company also believes that fluctuations in housing market conditions can affect the frequency and cost of construction defect claims. If the ultimate resolution of construction defect claims resulting from the Company's home closings in prior years varies from current expectations, it could significantly change the Company's estimates regarding the frequency and timing of claims incurred and the costs to resolve existing and anticipated future claims, which would impact the construction defect reserves in the future. If the frequency of claims incurred or costs of existing and future legal claims significantly exceed the Company's current estimates, they will have a significant negative impact on its future earnings and liquidity.

Changes in the Company's legal claims reserves during fiscal 2025 and 2024 were as follows:

	September 30,	
	2025	**2024**
	(In millions)	
Reserves for legal claims, beginning of year	$ 949.6	$ 858.9
Increase in reserves	262.7	169.7
Payments	(68.7)	(79.0)
Reserves for legal claims, end of year	$ 1,143.6	$ 949.6

Prior to June 1, 2021, in the majority of states in which it operates, the Company has general liability insurance policies to provide risk transfer against a portion of the risk of loss from construction defect and other claims. The Company also contractually requires major subcontractors in most markets to have general liability insurance which includes construction defect coverage. The Company estimates and records receivables under these policies for known claims and anticipated future construction defect claims on previously closed homes and other legal claims and lawsuits incurred in the ordinary course of business when recovery is probable. However, because the self-insured retentions under these policies are significant and the limits of the policies are finite, the Company anticipates it may be in large part self-insured. After June 1, 2021, except for contractual risk transfer, the Company is almost exclusively self-insured for construction defect exposures. The Company's estimated insurance receivables from estimated losses for pending legal claims and anticipated future claims related to previously closed homes totaled $167.0 million and $156.8 million at September 30, 2025 and 2024, respectively, and are included in other assets in the consolidated balance sheets.

In some states where the Company believes it is too difficult or expensive for its subcontractors to obtain general liability insurance, the Company has waived its normal subcontractor general liability insurance requirements to obtain lower costs from subcontractors. In these states, the Company purchases insurance policies from either third-party carriers or its wholly owned captive insurance subsidiary and names certain subcontractors as additional insureds. The policies issued by the captive insurance subsidiary and the policies issued on or after June 1, 2020 by third-party carriers essentially represent self-insurance of these risks by the Company.

The Company is self-insured for the deductible amounts under its workers' compensation insurance policies. The deductibles vary by policy year, but in no years exceed $0.5 million per occurrence. The deductible for the 2024, 2025 and 2026 policy years is $0.5 million per occurrence.

The estimation of losses related to these reserves and the related estimates of recoveries from insurance policies are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to the Company's markets and the types of products built, claim frequency, claim settlement costs and patterns, insurance industry practices and legal interpretations, among others. Due to the high degree of judgment required in establishing reserves for these contingencies, actual future costs and recoveries from insurance could differ significantly from current estimated amounts, and it is not possible for the Company to make a reasonable estimate of the possible loss or range of loss in excess of its reserves.

Land and Lot Purchase Contracts

The Company enters into land and lot purchase contracts to acquire land or lots for the construction of homes. At September 30, 2025, the Company had total deposits of $2.33 billion, consisting of cash deposits of $2.17 billion and promissory notes and surety bonds of $157.5 million, related to contracts to purchase land and lots with a total remaining purchase price of approximately $26.0 billion. The majority of land and lots under contract are currently expected to be purchased within three years. Of these amounts, $200.2 million of the deposits related to contracts with Forestar to purchase land and lots with a remaining purchase price of $2.0 billion. A limited number of the homebuilding land and lot purchase contracts at September 30, 2025, representing $99.7 million of remaining purchase price, were subject to specific performance provisions that may require the Company to purchase the land or lots upon the land sellers meeting their respective contractual obligations. Of the $99.7 million remaining purchase price subject to specific performance provisions, $43.0 million related to contracts between the homebuilding segment and Forestar.

During fiscal 2025 and 2024, Forestar reimbursed the homebuilding segment $20.6 million and $27.5 million, respectively, for previously paid earnest money and $26.5 million and $22.9 million, respectively, for pre-acquisition and other due diligence costs related to land purchase contracts whereby the homebuilding segment assigned its rights under contract to Forestar.

Other Commitments

At September 30, 2025, the Company had outstanding surety bonds of $3.5 billion and letters of credit of $282.3 million to secure performance under various contracts. Of the total letters of credit, $231.2 million were issued under the homebuilding revolving credit facility and $51.1 million were issued under Forestar's revolving credit facility.

The Company leases office space and equipment under non-cancelable operating leases. At September 30, 2025, the future minimum annual lease payments under these agreements are as follows (in millions):

Fiscal 2026	$	29.0
Fiscal 2027		19.3
Fiscal 2028		11.5
Fiscal 2029		6.8
Fiscal 2030		4.3
Thereafter		1.0
	$	71.9

Rent expense was $45.1 million, $44.3 million and $44.7 million for fiscal 2025, 2024 and 2023, respectively.

NOTE M – OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES

The Company's other assets at September 30, 2025 and 2024 were as follows:

	September 30,	
	2025	2024
	(In millions)	
Earnest money and refundable deposits	$ 2,362.9	$ 2,210.6
Water rights and other water-related assets	333.0	319.1
Pledged reimbursements asset (1)	251.4	—
Insurance receivables	167.0	156.8
Other receivables	164.0	147.1
Prepaid assets	134.5	117.9
Contract assets - insurance agency commissions	127.9	117.5
Lease right of use assets	63.0	51.4
Margin deposits related to hedging instruments	47.9	71.3
Interest rate lock commitments	42.7	44.5
Mortgage servicing rights	27.1	5.9
Mortgage hedging instruments and commitments	0.6	2.8
Other	75.2	72.7
	$ 3,797.2	$ 3,317.6

The Company's accrued expenses and other liabilities at September 30, 2025 and 2024 were as follows:

	September 30,	
	2025	2024
	(In millions)	
Reserves for legal claims	$ 1,143.6	$ 949.6
Employee compensation and related liabilities	598.7	569.7
Warranty liability	566.2	566.9
Inventory related accruals	497.3	451.2
Pledged reimbursements liability (1)	251.4	—
Accrued property taxes	82.7	77.6
Customer deposits	81.5	99.7
Lease liabilities	65.6	53.3
Accrued interest	60.5	34.8
Mortgage hedging instruments and commitments	34.1	63.0
Federal and state income tax liabilities	19.0	27.7
Other	141.0	123.2
	$ 3,541.6	$ 3,016.7

---

(1) In certain projects, the Company has entered into agreements to be reimbursed for eligible infrastructure costs from municipal districts as funds are available to the district. The Company has pledged certain of these future reimbursements as collateral to a third party, and the third party issued bonds against this collateral. The Company received the cash proceeds from the third-party bond issuance. The Company has no future performance obligations related to the cash proceeds received, no obligations related to any future interest or principal payments to the third-party bondholders, and the third party has no recourse against the Company for the reimbursement of these funds. However, under the applicable accounting rules, since the Company pledged only certain reimbursements and not the entire amount, the Company recorded a non-cash transaction to increase assets and a related liability for the amount of the unpaid balance of the third-party bonds. The asset and liability will be reduced as the third-party bonds are repaid by the municipal district.

NOTE N – FAIR VALUE MEASUREMENTS

Fair value measurements are used for the Company's mortgage loans held for sale, mortgage servicing rights, IRLCs and other derivative instruments on a recurring basis and are used for inventories, other mortgage loans and real estate owned on a nonrecurring basis, when events and circumstances indicate that the carrying value is not recoverable. The fair value hierarchy and its application to these Company assets and liabilities is as follows:

- Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities. The Company does not currently have any assets or liabilities measured at fair value using Level 1 inputs.

- Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market. The Company's assets and liabilities measured at fair value using Level 2 inputs on a recurring basis are as follows:

  ◦ *Mortgage loans held for sale* - The fair value of these loans is generally calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics. Closed mortgage loans are typically sold shortly after origination, which limits exposure to nonperformance by loan buyer counterparties to a short time period. In addition, the Company actively monitors the financial strength of its counterparties.

  ◦ *Loan sale commitments and hedging instruments* - The fair values of best-efforts and mandatory loan sale commitments and derivative instruments such as forward sales of MBS that are utilized as hedging instruments are calculated by reference to quoted prices for similar assets. The Company mitigates exposure to nonperformance risk associated with derivative instruments by limiting the number of counterparties and actively monitoring their financial strength and creditworthiness. Further, the Company's derivative contracts typically have short-term durations with maturities from one to four months. Accordingly, the Company's risk of nonperformance relative to its derivative positions is not significant.

The Company's assets measured at fair value using Level 2 inputs on a nonrecurring basis are a limited number of mortgage loans held for sale with some degree of impairment affecting their marketability and are reported at the lower of carrying value or fair value. When available, fair value is determined by reference to quoted prices in the secondary markets for such assets.

After consideration of nonperformance risk, no additional adjustments were made to the fair value measurements of mortgage loans held for sale or hedging instruments.

- Level 3 – Valuation is typically derived from model-based techniques in which at least one significant input is unobservable and based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

The Company's assets measured at fair value using Level 3 inputs on a recurring basis are as follows:

◦ *Mortgage loans held for sale* - For a limited number of mortgage loans held for sale with some degree of impairment affecting their marketability and for which reference to quoted prices in the secondary markets is not available, the fair value is calculated using an income approach whereby the net present value of the discounted cash flows is modeled using both a prepayment and a liquidation disposition. The cash flow is then adjusted based on the probability of each disposition.

◦ *Mortgage servicing rights* - The fair value of mortgage servicing rights is derived utilizing a third-party model which calculates the present value of estimated future cash flows associated with the servicing asset. Key assumptions to the model include prepayment rate, discount rate and delinquency rate.

◦ *IRLCs* - The fair value of IRLCs is calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics. These valuations do not contain adjustments for expirations as any expired commitments are excluded from the fair value measurement. The Company generally only issues IRLCs for products that meet specific purchaser guidelines. Should any purchaser become insolvent, the Company would not be required to close the transaction based on the terms of the commitment. Since not all IRLCs will become closed loans, the Company further adjusts its fair value measurements for the estimated amount of IRLCs that will not close.

The Company's assets measured at fair value using Level 3 inputs that are typically reported at the lower of carrying value or fair value on a nonrecurring basis are as follows:

◦ *Inventory held and used* - In assessing impairment indicators of its inventory held and used, the Company performs an analysis of the undiscounted cash flows estimated to be generated by those assets. The most significant factors used to estimate undiscounted future cash flows include pricing and incentive levels realized by the community, the rate at which the homes are sold and the costs incurred to develop the lots and construct the homes. Inventory held and used measured at fair value represents those communities for which the estimated undiscounted cash flows are less than their carrying amounts and therefore, the Company recorded impairments during the period to record the inventory at fair value calculated based on its discounted estimated future cash flows.

◦ *Inventory available for sale* - The factors considered in determining fair values of the Company's land held for sale primarily include actual sale contracts and recent offers received from outside third parties and may also include prices for land in recent comparable sales transactions and other market analysis. If the estimated fair value less the costs to sell an asset is less than the asset's current carrying value, the asset is written down to its estimated fair value less costs to sell.

◦ *Certain mortgage loans held for sale* - A limited number of mortgage loans held for sale have some degree of impairment affecting their marketability. For some of these loans, quoted prices in the secondary market are not available and therefore, a cash flow valuation model is used to determine fair value.

◦ *Certain other mortgage loans and real estate owned* - Other mortgage loans include performing and nonperforming mortgage loans, which often become real estate owned through the foreclosure process. The fair values of other mortgage loans and real estate owned are determined based on the Company's assessment of the value of the underlying collateral or the value of the property, as applicable. The Company uses different methods to assess the value of the properties, which may include broker price opinions, appraisals or cash flow valuation models.

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis at September 30, 2025 and 2024, and the changes in the fair value of the Level 3 assets during fiscal 2025 and 2024.

	Balance Sheet Location	Fair Value at September 30, 2025			
		Level 1	Level 2	Level 3	Total
		(In millions)			
Mortgage loans held for sale (1)	Mortgage loans held for sale	$ —	$ 2,504.7	$ 8.6	$ 2,513.3
Mortgage servicing rights (2)	Other assets	—	—	27.1	27.1
Derivatives not designated as hedging instruments (3):					
Interest rate lock commitments (4)	Other assets and other liabilities	—	—	42.4	42.4
Mortgage hedging instruments and commitments (5)	Other assets and other liabilities	—	(33.5)	—	(33.5)

	Balance Sheet Location	Fair Value at September 30, 2024			
		Level 1	Level 2	Level 3	Total
		(In millions)			
Mortgage loans held for sale (1)	Mortgage loans held for sale	$ —	$ 2,421.2	$ 10.6	$ 2,431.8
Mortgage servicing rights (2)	Other assets	—	—	5.9	5.9
Derivatives not designated as hedging instruments (3):					
Interest rate lock commitments (4)	Other assets	—	—	44.5	44.5
Mortgage hedging instruments and commitments (5)	Other assets and other liabilities	—	(60.2)	—	(60.2)

Level 3 Assets and Liabilities at Fair Value for the Year Ended September 30, 2025							
	Balance at September 30, 2024	Net realized and unrealized gains (losses)	Purchases / Originations	Sales and Settlements	Principal Reductions	Net transfers to (out of) Level 3	Balance at September 30, 2025
			(In millions)				
Mortgage loans held for sale (1)	$ 10.6	$ 3.0	$ —	$ (22.6)	$ —	$ 17.6	$ 8.6
Mortgage servicing rights (2)	5.9	0.8	50.8	(30.4)	—	—	27.1
Interest rate lock commitments (4)	44.5	(2.1)	—	—	—	—	42.4

Level 3 Assets and Liabilities at Fair Value for the Year Ended September 30, 2024							
	Balance at September 30, 2023	Net realized and unrealized gains (losses)	Purchases / Originations	Sales and Settlements	Principal Reductions	Net transfers to (out of) Level 3	Balance at September 30, 2024
			(In millions)				
Mortgage loans held for sale (1)	$ 11.6	$ 0.1	$ —	$ (0.9)	$ —	$ (0.2)	$ 10.6
Mortgage servicing rights (2)	11.1	(1.0)	19.2	(23.4)	—	—	5.9
Interest rate lock commitments (4)	(31.6)	76.1	—	—	—	—	44.5

---

(1) The Company typically elects the fair value option upon origination for mortgage loans held for sale. Interest income earned on mortgage loans held for sale is based on contractual interest rates and included in other income. Mortgage loans held for sale valued using Level 3 inputs at September 30, 2025 and 2024 include $8.6 million and $10.6 million, respectively, of loans for which the Company elected the fair value option upon origination and did not sell into the secondary market. Mortgage loans held for sale totaling $17.6 million were transferred to Level 3 during fiscal 2025 due to significant unobservable inputs used in determining the fair value of these loans. Mortgage loans held for sale totaling $0.2 million were transferred from Level 3 to Level 2 during fiscal 2024 due to significant observable inputs used in determining the fair value of these loans. The fair value of these mortgage loans held for sale is generally calculated considering pricing in the secondary market and adjusted for the value of the underlying collateral, including interest rate risk, liquidity risk and prepayment risk. The Company plans to sell these loans as market conditions permit.

(2) Although the majority of the Company's mortgage loans are sold on a servicing-released basis, when the servicing rights are retained, the Company records them at fair value using third-party valuations. The valuation at the time the servicing asset is retained is reflected in the purchases/originations column with subsequent changes in value classified as realized and unrealized gains (losses). The key assumptions used in the valuation, which are generally unobservable inputs, are mortgage prepayment rates, discount rates and delinquency rates, which were 6%, 11% and 5%, respectively, at September 30, 2025 and 13%, 11% and 9% at September 30, 2024.

(3) Fair value measurements of these derivatives represent changes in fair value, as calculated by reference to quoted prices for similar assets and are reflected in the balance sheet as other assets or accrued expenses and other liabilities. Changes in the fair value of these derivatives are included in revenues in the consolidated statements of operations. The net fair value change in fiscal 2025 and 2024 recognized in revenues in the consolidated statements of operations was not significant.

(4) The fair value of interest rate lock commitments at September 30, 2025 reflects a $42.7 million change in fair value in other assets and a $0.3 million change in fair value in other liabilities. The fair value of interest rate lock commitments at September 30, 2024 reflects a $44.5 million change in fair value in other assets.

(5) The fair value of mortgage hedging instruments and commitments at September 30, 2025 reflects a $0.6 million change in fair value in other assets and a $34.1 million change in fair value in other liabilities. The fair value of mortgage hedging instruments and commitments at September 30, 2024 reflects a $2.8 million change in fair value in other assets and a $63.0 million change in fair value in other liabilities.

The following table summarizes the Company's assets measured at fair value on a nonrecurring basis at September 30, 2025 and 2024.

		Fair Value at September 30,			
		2025		2024	
	Balance Sheet Location	Level 2	Level 3	Level 2	Level 3
		(In millions)			
Inventory held and used (1) (2)	Inventories	$ —	$ 66.3	$ —	$ 68.1
Mortgage loans held for sale (1) (3)	Mortgage loans held for sale	8.5	19.3	9.5	7.0
Other mortgage loans (1) (4)	Other assets	—	—	1.3	9.8
Real estate owned (1) (4)	Other assets	—	—	—	0.4

_____

(1) The fair values included in the table above represent only those assets whose carrying values were adjusted to fair value as a result of impairment at September 30, 2025 and 2024, respectively.

(2) In performing its impairment analysis of communities, discount rates ranging from 10% to 16% were used in the periods of impairment.

(3) These mortgage loans have some degree of impairment affecting their marketability and are valued at the lower of carrying value or fair value. When available, quoted prices in the secondary market are used to determine fair value (Level 2); otherwise, a cash flow valuation model is used to determine fair value (Level 3).

(4) The fair values of other mortgage loans and real estate owned were determined based on the value of the underlying collateral.

For the financial assets and liabilities that the Company does not reflect at fair value, the following tables present both their respective carrying value and fair value at September 30, 2025 and 2024.

	Carrying Value	Fair Value at September 30, 2025			
		Level 1	Level 2	Level 3	Total
		(In millions)			
Cash and cash equivalents (1)	$ 2,985.4	$ 2,985.4	$ —	$ —	$ 2,985.4
Restricted cash (1)	47.9	47.9	—	—	47.9
Notes payable (2) (3)	5,965.5	—	3,811.1	2,198.8	6,009.9

	Carrying Value	Fair Value at September 30, 2024			
		Level 1	Level 2	Level 3	Total
		(In millions)			
Cash and cash equivalents (1)	$ 4,516.4	$ 4,516.4	$ —	$ —	$ 4,516.4
Restricted cash (1)	27.6	27.6	—	—	27.6
Notes payable (2) (3)	5,917.7	—	3,413.7	2,440.6	5,854.3

_____

(1) The fair values of cash, cash equivalents and restricted cash approximate their carrying values due to their short-term nature and are classified as Level 1 within the fair value hierarchy.

(2) The fair value of the senior notes is determined based on quoted prices, which is classified as Level 2 within the fair value hierarchy.

(3) The fair values of other notes and borrowings on the revolving credit facilities and the mortgage repurchase facilities approximate carrying value due to their short-term nature or floating interest rate terms, as applicable, and are classified as Level 3 within the fair value hierarchy.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures as of September 30, 2025 were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files, furnishes, submits or otherwise provides the Securities and Exchange Commission (SEC) under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in reports filed by the Company under the Exchange Act is accumulated and communicated to the Company's management, including the CEO and CFO, in such a manner as to allow timely decisions regarding the required disclosure.

There have been no changes in the Company's internal controls over financial reporting during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2025.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of September 30, 2025, as stated in their report included herein.

ITEM 9B. OTHER INFORMATION

During the three months ended September 30, 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is set forth under the captions *"Proposal One — Election of Directors,"* *"Corporate Governance and Board Matters"* and *"Delinquent Section 16(a) Reports"* in the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the captions *"Executive Compensation"* and *"CEO Pay Ratio"* in the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes our equity compensation plans as of September 30, 2025.

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	3,108,305 (1)	$ — (2)	5,218,081 (3)
Equity compensation plans not approved by stockholders	—	n/a	—
Total	3,108,305	$ —	5,218,081

_____

(1) Amount represents the total number of restricted stock units (RSUs) and performance stock units (PSUs) outstanding. The number of PSUs outstanding is based on the number of performance shares issuable at target.

(2) RSUs and PSUs have no exercise price.

(3) Amount includes 2,109,776 shares reserved for issuance under the Company's Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan, employees purchased 159,460 shares of common stock in fiscal 2025.

The remaining information required by this item is set forth under the caption *"Beneficial Ownership of Common Stock"* in the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the captions *"Certain Relationships and Related Person Transactions"* and *"Corporate Governance and Board Matters"* in the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth under the caption *"Independent Registered Public Accountants"* in the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report.

    (1) *Financial Statements*

        Our consolidated financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K.

    (2) *Financial Statement Schedules*

        All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

    (3) *Exhibits*

        The exhibits listed in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

Exhibit Number	Exhibit
2.1	Agreement and Plan of Merger dated June 29, 2017 by and among the Company, Force Merger Sub, Inc. and Forestar Group Inc. (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2017).
3.1	Certificate of Amendment of the Amended and Restated Certificate of Incorporation, as amended, of the Company, dated January 31, 2006, and the Amended and Restated Certificate of Incorporation, as amended, of the Company dated March 18, 1992 (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed with the SEC on February 2, 2006).
3.2	Amended and Restated Bylaws of the Company, effective as of August 23, 2024 (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on August 28, 2024).
4.1	See Exhibit 3.1.
4.2	Senior Debt Securities Indenture, dated as of October 10, 2019, among the Company and Branch Banking and Trust Company, as trustee (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 10, 2019).
4.3	Third Supplemental Indenture, dated as of October 2, 2020, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee, relating to the 1.400% Senior Notes Due 2027 issued by the Company (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 2, 2020).
4.4	Fourth Supplemental Indenture, dated as of August 5, 2021, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee, relating to the 1.300% Senior Notes due 2026 issued by the Company (incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on August 5, 2021).
4.5	Fifth Supplemental Indenture, dated as of August 5, 2021, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee (incorporated by reference from Exhibit 4.3 of the Company's Current Report on Form 8-K filed with the SEC on August 5, 2021).
4.6	Sixth Supplemental Indenture, dated as of August 14, 2024, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee, relating to the 5.000% Senior Notes due 2034 issued by the Company (incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on August 14, 2024).
4.7	Seventh Supplemental Indenture, dated as of February 26, 2025, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee, relating to the 5.500% Senior Notes due 2035 issued by the Company (incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on February 26, 2025).

Exhibit Number	Exhibit
4.8	Eighth Supplemental Indenture, dated as of May 5, 2025, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee, relating to the 4.850% Senior Notes due 2030 issued by the Company (incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on May 5, 2025).
4.9	Indenture, dated as of February 25, 2020, by and among Forestar Group Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 of Forestar's Current Report on Form 8-K filed with the SEC on February 25, 2020).
4.10	Indenture, dated as of March 14, 2025, by and among Forestar Group Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference from Exhibit 4.1 of Forestar's Current Report on Form 8-K filed with the SEC on March 14, 2025).
4.11	Description of Securities (incorporated by reference from Exhibit 4.10 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2024, filed with the SEC on November 19, 2024).
10.1	Form of Indemnification Agreement between the Company and each of its directors and executive officers and schedules of substantially identical documents (incorporated by reference from Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, filed with the SEC on November 22, 1995 (file number 1-14122); Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 6, 1998; and Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001).
10.2 †	D.R. Horton, Inc. 1991 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 13, 2002).
10.3 †	Amendment No. 1 to 1991 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 13, 2002).
10.4 †	Form of Non-Qualified Stock Option Agreement under the D.R. Horton, Inc. 1991 Stock Incentive Plan (Term Vesting) (incorporated by reference from Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration No. 3-81856), filed with the SEC on July 22, 1994).
10.5 †	D.R. Horton, Inc. 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed with the SEC on February 2, 2006).
10.6 †	D.R. Horton, Inc. 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 26, 2011).
10.7 †	D.R. Horton, Inc. 2006 Stock Incentive Plan, as amended and restated, effective as of December 11, 2014 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 26, 2015).
10.8 †	Form of Non-Qualified Stock Option Agreement under the D.R. Horton, Inc. 2006 Stock Incentive Plan (Employee - Term Vesting 2006 Form) (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 8, 2006).
10.9 †	Form of Non-Qualified Stock Option Agreement under the D.R. Horton, Inc. 2006 Stock Incentive Plan (Director - Term Vesting 2006 Form) (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 8, 2006).
10.10 †	Form of Non-Qualified Stock Option Agreement (Employee-Term Vesting 2008 Form) pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 15, 2008).
10.11 †	Form of Non-Qualified Stock Option Agreement (Outside Director-Term Vesting 2008 Form) pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 15, 2008).

Exhibit Number		Exhibit
10.12	†	Form of Restricted Stock Unit Agreement pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2010).
10.13	†	Form of Restricted Stock Unit Agreement pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 16, 2011).
10.14	†	Form of Restricted Stock Unit Agreement (Outside Director) pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, filed with the SEC on January 29, 2013).
10.15	†	Form of Restricted Stock Unit Agreement (Employees) pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2014).
10.16	†	Form of Time-Based Restricted Stock Unit Agreement (Employees) pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on April 24, 2015).
10.17	†	Form of Stock Award Agreement pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2010).
10.18	†	D.R. Horton, Inc. 2024 Stock Incentive Plan, effective as of January 17, 2024 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 18, 2024).
10.19	†	Form of Performance Stock Units Award Agreement pursuant to the Company's 2024 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on April 23, 2025).
10.20	†	D.R. Horton, Inc. Supplemental Executive Retirement Plan No. 1 (incorporated by reference from the Company's Transitional Report on Form 10-K for the period from January 1, 1993 to September 30, 1993, filed with the SEC on December 28, 1993 (file number 1-14122)).
10.21	†	D.R. Horton, Inc. Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 16, 2008).
10.22	†	D.R. Horton, Inc. Amended and Restated Supplemental Executive Retirement Plan No. 2 (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 16, 2008).
10.23	†	D.R. Horton, Inc. 2018 Incentive Bonus Plan, dated November 6, 2018 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 9, 2018).
10.24	†	Summary of Executive Compensation Notification - Executive Chairman, CEO, COO and CFO (fiscal 2025) (incorporated by reference from Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended September 30, 2024, filed with the SEC on November 19, 2024).
10.25	†	Summary of Director Compensation (fiscal 2025) (incorporated by reference from Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended September 30, 2024, filed with the SEC on November 19, 2024).
10.26	*†	Summary of Executive Compensation Notification - Executive Chairman, CEO, COO and CFO (fiscal 2026).
10.27	*†	Summary of Director Compensation (fiscal 2026).
10.28		Grantor Trust Agreement, dated June 21, 2002, by and between the Company and Wachovia Bank, National Association, as Trustee (incorporated by reference from Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed with the SEC on December 13, 2002).

Exhibit Number	Exhibit
10.29	Credit Agreement, dated September 7, 2012, among the Company, the Lenders named therein and The Royal Bank of Scotland PLC, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 10, 2012).
10.30	Amendment No.1 to Credit Agreement, dated November 1, 2012, among the Company, The Royal Bank of Scotland PLC, as Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 5, 2012).
10.31	Amendment No. 2 to Credit Agreement, dated August 8, 2013, by and among the Company, The Royal Bank of Scotland PLC, as Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 13, 2013).
10.32	Amendment No. 3 to Credit Agreement, dated August 22, 2014, by and among the Company, The Royal Bank of Scotland PLC, as Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2014).
10.33	Amendment No. 5 to Credit Agreement, dated August 26, 2015, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2015).
10.34	Amendment No. 6 to Credit Agreement, dated September 25, 2017, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 28, 2017).
10.35	Amendment No. 7 to Credit Agreement, dated September 25, 2018, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2018).
10.36	Amendment No. 8 to Credit Agreement, dated February 15, 2019, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on April 30, 2019).
10.37	Amendment No. 9 to Credit Agreement, dated October 2, 2019, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2019).
10.38	Amendment No. 10 to Credit Agreement, dated April 20, 2021, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 22, 2021).
10.39	Amendment No. 11 to Credit Agreement, dated October 28, 2022, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.40	Amendment No. 12 to Credit Agreement, dated December 18, 2024, by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 23, 2024).
10.41	Second Amended and Restated Master Repurchase Agreement, dated February 27, 2015, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 4, 2015).
10.42	First Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 26, 2016, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 2, 2016).
10.43	Third Amendment to Second Amended and Restated Master Repurchase Agreement, dated September 23, 2016, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2016).

Exhibit Number	Exhibit
10.44	Fourth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 24, 2017, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 28, 2017).
10.45	Fifth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 23, 2018, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 28, 2018).
10.46	Sixth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 22, 2019, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 22, 2019).
10.47	Seventh Amendment to Second Amended and Restated Master Repurchase Agreement, dated March 26, 2019, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended September 30, 2019, filed with the SEC on November 25, 2019).
10.48	Eighth Amendment to Second Amended and Restated Master Repurchase Agreement, dated June 21, 2019, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 26, 2019).
10.49	Ninth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 21, 2020, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2020).
10.50	Tenth Amendment to Second Amended and Restated Master Repurchase Agreement, dated May 15, 2020, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 21, 2020).
10.51	Third Amended and Restated Master Repurchase Agreement, dated February 19, 2021, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 23, 2021).
10.52	Fourth Amended and Restated Master Repurchase Agreement, dated February 18, 2022, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 18, 2022).
10.53	First Amendment to Fourth Amended and Restated Master Repurchase Agreement, dated February 17, 2023, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2023).
10.54	Second Amendment to Fourth Amended and Restated Master Repurchase Agreement, dated February 16, 2024, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2024).
10.55	Third Amendment to Fourth Amended and Restated Master Repurchase Agreement, dated August 29, 2024, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 3, 2024).

Exhibit Number	Exhibit
10.56	Fourth Amendment to Fourth Amended and Restated Master Repurchase Agreement, dated May 8, 2025, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 9, 2025).
10.57	Amended and Restated Custody Agreement, dated March 1, 2013, by and between DHI Mortgage Company, Ltd. and U.S. Bank National Association, as Administrative Agent and representative of certain buyers (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 4, 2015).
10.58	Master Repurchase Agreement, dated April 4, 2023, between DHI Mortgage Company, Ltd. and Royal Bank of Canada (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 10, 2023).
10.59	Credit Agreement, dated March 4, 2022, among DRH Rental, Inc., Mizuho Bank, Ltd., as Administrative Agent and the Lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.60	Amendment No. 1 to Credit Agreement, dated October 10, 2023, among DRH Rental, Inc., Mizuho Bank, Ltd., as Administrative Agent and the Lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 12, 2023).
10.61	Amended and Restated Stockholder's Agreement, dated October 28, 2024, by and between the Company and Forestar Group Inc. (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 1, 2024).
10.62	Master Supply Agreement, dated June 29, 2017, by and between the Company and Forestar Group Inc. (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2017).
10.63	Credit Agreement, dated August 16, 2018, among Forestar Group Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of Forestar's Current Report on Form 8-K filed with the SEC on August 17, 2018).
10.64	Amendment No. 1 to Credit Agreement, dated October 2, 2019 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to Forestar's Current Report on Form 8-K filed with the SEC on October 3, 2019).
10.65	Amendment No. 2 to Credit Agreement, dated April 16, 2021 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to Forestar's Current Report on Form 8-K filed with the SEC on April 20, 2021).
10.66	Amendment No. 3 to Credit Agreement, dated October 28, 2022 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to Forestar's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.67	Amendment No. 4 to Credit Agreement, dated December 18, 2024 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to Forestar's Current Report on Form 8-K filed with the SEC on December 23, 2024).
19.1 *	Insider Trading Policy.
21.1 *	Subsidiaries of D.R. Horton, Inc.
22.1 *	List of Guarantor Subsidiaries.
23.1 *	Consent of Ernst & Young LLP, Fort Worth, Texas.
31.1 *	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 *	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 *	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number		Exhibit
32.2	*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	†	D.R. Horton, Inc. Clawback Policy (effective October 2, 2023) (incorporated by reference from Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended September 30, 2023, filed with the SEC on November 17, 2023).
101.INS	**	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	**	Cover Page Interactive Data File (embedded within the Inline XBRL document contained in Exhibit 101).

_____

*	Filed or furnished herewith.
**	Submitted electronically herewith.
†	Management contract or compensatory plan or arrangement.

ITEM 16.   10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.R. Horton, Inc.

Date: November 19, 2025

By: /s/ Bill W. Wheat

Bill W. Wheat

Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David V. Auld David V. Auld	Executive Chairman and Director	November 19, 2025
/s/ Paul J. Romanowski Paul J. Romanowski	President and Chief Executive Officer and Director (Principal Executive Officer)	November 19, 2025
/s/ Bill W. Wheat Bill W. Wheat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 19, 2025
/s/ Aron M. Odom Aron M. Odom	Senior Vice President and Controller (Principal Accounting Officer)	November 19, 2025
/s/ Brad S. Anderson Brad S. Anderson	Director	November 19, 2025
/s/ Michael R. Buchanan Michael R. Buchanan	Director	November 19, 2025
/s/ Benjamin S. Carson, Sr. Benjamin S. Carson, Sr.	Director	November 19, 2025
/s/ M. Chad Crow M. Chad Crow	Director	November 19, 2025
/s/ Elaine D. Crowley Elaine D. Crowley	Director	November 19, 2025
/s/ Maribess L. Miller Maribess L. Miller	Director	November 19, 2025
/s/ Barbara R. Smith Barbara R. Smith	Director	November 19, 2025

CORPORATE INFORMATION

D.R. Horton, Inc., America's Builder, has been the largest homebuilder by volume in the United States since 2002 and has closed more than 1.2 million homes in its 47-year history. D.R. Horton has operations in 126 markets in 36 states across the United States and is engaged in the construction and sale of high-quality homes through its diverse product portfolio with sales prices generally ranging from $250,000 to over $1,000,000. The Company also constructs and sells both single-family and multi-family rental properties. During fiscal 2025, D.R. Horton closed 84,863 homes in its homebuilding operations, in addition to 3,460 single-family rental homes and 2,947 multi-family rental units in its rental operations. D.R. Horton also provides mortgage financing, title services and insurance agency services for its homebuyers and is the majority-owner of Forestar Group Inc., a publicly traded national residential lot development company.

THE BOARD OF DIRECTORS

David V. Auld

Executive Chairman

Paul J. Romanowski

President and Chief Executive Officer

Brad S. Anderson (1)(2)

Vice Chair of Cushman & Wakefield
Director of KS StateBank

Michael R. Buchanan (3)

Former Managing Director, National Real Estate Banking Group, Bank of America

Benjamin S. Carson, Sr. (3)

Former Secretary of the U.S. Department of HUD
Retired pediatric neurosurgeon affiliated with the Johns Hopkins Medical Institutions
Director of Covenant Logistics Group, Inc.
Director of Sinclair Broadcast Group, Inc.
Director of Galectin Therapeutics Inc.

M. Chad Crow (2)

Former President and CEO, Builders FirstSource
Director of LOAR Holdings Inc.

Elaine D. Crowley (1)

Former Executive Vice President and CFO, Mattress Giant Corporation

Maribess L. Miller (1)(2)

Former Partner, PricewaterhouseCoopers
Director of Triumph Financial, Inc.

Barbara R. Smith (3)

Former Chairman and CEO, Commercial Metals Company
Director of Comerica Incorporated

Annual Meeting of Stockholders
January 15, 2026
At the corporate offices of D.R. Horton, Inc.
1341 Horton Circle
Arlington, Texas 76011

Investor Relations
Jessica L. Hansen
D.R. Horton, Inc.
1341 Horton Circle
Arlington, Texas 76011
(817) 390-8200

Website
www.drhorton.com

Form 10-K
The Annual Report on Form 10-K of D.R. Horton, Inc. may be accessed through the "Investor Relations" page of our website, or a copy is available upon request to our Investor Relations department at our corporate offices.

Public Debt Ratings
Senior Notes:
A-   Fitch Ratings
A3   Moody's Investors Service
BBB+ S&P Global Ratings

A rating is not a recommendation to buy, sell or hold a security, and ratings are subject to revision at any time by the assigning agency.

Transfer Agent and Registrar
Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, New Jersey 07660
(800) 937-5449

Member of the (1) Audit Committee (2) Compensation Committee (3) Nominating and Governance Committee





HOMEBUILDING OPERATIONS

D·R·HORTON®
America's Builder

NORTHWEST
Colorado Springs, CO
Denver, CO
Fort Collins, CO
Bend, OR
Eugene/Springfield, OR
Medford, OR
Portland/Salem, OR
Salt Lake City/Provo/Ogden, UT
St. George, UT
Bremerton, WA
Central Washington
Kennewick/Pasco/Richland, WA
Seattle/Tacoma/Everett/
Olympia, WA
Spokane, WA
Vancouver, WA

SOUTHWEST
Phoenix, AZ
Tucson, AZ
Bakersfield, CA
Bay Area, CA
Fresno/Tulare, CA
Los Angeles County, CA
Modesto/Merced/Stockton, CA
Redding/Chico/Yuba City, CA
Riverside County, CA
Sacramento, CA
San Bernardino County, CA
Oahu, HI
Las Vegas, NV
Reno, NV
Albuquerque, NM
Santa Fe, NM

SOUTH CENTRAL
Little Rock, AR
Northwest Arkansas
Oklahoma City, OK
Tulsa, OK
Abilene, TX
Austin, TX
Beaumont, TX
Bryan/College Station, TX
Corpus Christi, TX
Dallas, TX
East Texas
Fort Worth, TX
Houston, TX
Killeen/Temple/Waco, TX
Lubbock, TX
Midland/Odessa, TX
New Braunfels/San Marcos, TX
San Antonio, TX

SOUTHEAST
Baldwin County, AL
Birmingham, AL
Huntsville, AL
Mobile, AL
Montgomery, AL
Tuscaloosa, AL
Cape Coral/Fort Myers, FL
Deltona/Daytona Beach, FL
Gainesville, FL
Jacksonville, FL
Lakeland, FL
Miami/Fort Lauderdale, FL
Ocala, FL
Orlando, FL
Palm Bay/Melbourne, FL

SOUTHEAST (continued)
Panama City, FL
Pensacola, FL
Port St. Lucie, FL
Tallahassee, FL
Tampa/Sarasota/Punta Gorda, FL
West Palm Beach, FL
Baton Rouge, LA
Lake Charles/Lafayette, LA
Gulf Coast, MS
Hattiesburg, MS
Jackson, MS

EAST
Atlanta, GA
Augusta, GA
Central Georgia
Savannah/Brunswick, GA
Valdosta, GA
Asheville, NC
Charlotte, NC
Greensboro/Winston-Salem, NC
New Bern/Greenville, NC
Raleigh/Durham/Fayetteville, NC
Wilmington, NC
Charleston, SC
Columbia, SC
Greenville/Spartanburg, SC
Hilton Head, SC
Myrtle Beach, SC
Chattanooga, TN
Knoxville, TN
Memphis, TN
Nashville, TN
Northeast Tennessee

NORTH
Northern Delaware
Southern Delaware
Chicago, IL
Fort Wayne, IN
Indianapolis, IN
Northwest Indiana
Des Moines, IA
Iowa City/Cedar Rapids, IA
Kansas City, KS/MO
Louisville, KY
Baltimore, MD
Eastern Maryland
Suburban Washington, D.C.
Western Maryland
Minneapolis/St. Paul, MN
Omaha, NE
Northern New Jersey
Southern New Jersey
Cincinnati/Dayton, OH
Columbus, OH
Central Pennsylvania
Philadelphia, PA
Pittsburgh, PA
Northern Virginia
Richmond, VA
Virginia Beach/Williamsburg, VA
Western Virginia
Eastern West Virginia
Northern West Virginia
Southeast Wisconsin



1341 Horton Circle
Arlington, Texas 76011
(817) 390-8200
www.drhorton.com





2026
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

D·R·HORTON®
America's Builder









We Are America's Builder

Dear Fellow Stockholders,

Fiscal 2025 marked our 47th year in business, and our executive leadership and Board remained focused on our unwavering commitment to enabling more customers to achieve the dream of homeownership. The D.R. Horton team achieved solid financial results in fiscal 2025 despite housing market conditions that remained challenging due to ongoing affordability constraints and cautious consumer sentiment.

Fueling the American Dream of Homeownership

At the heart of our success is our purpose: enabling more customers to achieve the dream of homeownership. We strive to deliver compelling value across our broad product offerings to serve a diverse customer base and provide homes for every stage in life. With one of the lowest average selling prices in the industry, we remain focused on affordability, particularly for entry-level, first-time and first-time move-up homebuyers.

The D.R. Horton team was privileged to provide homeownership to nearly 85,000 individuals and families, including approximately 43,000 first-time homebuyers in fiscal 2025. In total, our homebuilding and rental operations provided more than 91,200 households a place to call home during the year.

Financial Excellence Drives Cash Returned to Stockholders

For fiscal 2025, earnings per diluted share totaled $11.57, and our consolidated pre-tax income was $4.7 billion on revenues of $34.3 billion, resulting in a pre-tax profit margin of 13.8%. Our homebuilding pre-tax return on inventory was 20.1%, return on equity was 14.6% and return on assets was 10.0%. Over the past three- and ten-year periods, both our return on assets and total shareholder returns placed us within the top 20% of all S&P 500 companies. We generated $3.4 billion of cash flow from operations during fiscal 2025, and returned all of it to stockholders through share repurchases and dividends. Fiscal 2025 stockholder distributions increased by $2.6 billion or 118% from the prior year.

Our Investments are Paying Off

Over the past five years, we have made significant investments in our housing platform as we entered 7 new states and 38 markets and increased our community count by 40%. Over that same period, we grew consolidated revenues at an 11% compound annual rate, more than doubled book value per share and returned $11.0 billion of operating cash flow to stockholders through share repurchases and dividends. These results reflect our consistent execution, operational efficiency and disciplined, balanced capital allocation.

Our strong liquidity, low leverage, experienced operators and national scale provide us with significant financial and operational flexibility. We will continue to focus on delivering value to our homebuyers, consistently capturing market share and generating attractive long-term returns for our stockholders.

Our Workforce is Committed to the Company and Community

Our employees are the foundation of our Company's resilience and reputation and continue to be the greatest strength of D.R. Horton. Their expertise, dedication and commitment to our values is reflected in our performance, the quality of our homes and through the positive impact we have in the communities where we operate. Beyond delivering quality homes at affordable price points, our employees contribute meaningfully to their communities through individual and team volunteer efforts, natural disaster recovery assistance and initiatives alongside our trade partners in supporting various charitable causes. Homebuilding is a local business, and we are proud to support the places where our employees and customers live and work.

Looking Ahead

Director Michael Buchanan, who has served on the Board since 2003, is not standing for re-election at the 2026 Annual Meeting. We are grateful for Mr. Buchanan's expertise and perspective he has shared for 22 years, and we thank him for his loyal service to the Board and Company.

As we look ahead, we remain committed to the highest standards of corporate governance, risk management and stakeholder engagement. We will strive to deliver value for our customers, communities and stockholders through disciplined growth and responsible stewardship.

On behalf of the entire D.R. Horton team, thank you for your continued trust and support.

The D.R. Horton Board of Directors

David V. Auld, Executive Chairman
Paul J. Romanowski, Chief Executive Officer
Brad S. Anderson
Michael R. Buchanan
Benjamin S. Carson, Sr.
M. Chad Crow
Elaine D. Crowley
Maribess L. Miller
Barbara R. Smith



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be Held on Thursday, January 15, 2026

Date and Time:



January 15, 2026
11:00 a.m. Central Time

Place:



1341 Horton Circle, Arlington, Texas 76011

Dear Stockholders of D.R. Horton:

You are invited to attend the 2026 Annual Meeting of Stockholders of D.R. Horton, Inc. Our 2026 Annual Meeting will be held at our corporate offices located at: 1341 Horton Circle, Arlington, Texas 76011, on Thursday, January 15, 2026, at 11:00 a.m. Central Time, for the following purposes:

	Board Recommendation
1. To elect the eight director nominees named in our proxy statement;	**FOR All Director Nominees**
2. To seek an advisory vote on the approval of our executive compensation;	**FOR**
3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2026; and	**FOR**
4. To conduct other business properly brought before the meeting.	**FOR**

Record Date:

Only stockholders of record at the close of business on Monday, December 1, 2025 are entitled to notice of and to vote at the 2026 Annual Meeting or any adjournment thereof. The Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of D.R. Horton. D.R. Horton expects that the Proxy Statement and the accompanying form of proxy will first be released to our stockholders of record on or about December 10, 2025.

Whether or not you plan to attend the meeting, your vote is very important. For the convenience of our stockholders, proxies may be submitted either by telephone, electronically through the Internet, or by mail. For casting your vote by mail, a form of proxy on which to indicate your vote and a postage-paid envelope in which to return your proxy are enclosed. WE URGE YOU TO COMPLETE AND RETURN YOUR PROXY BY ONE OF THESE METHODS SO THAT YOUR SHARES WILL BE REPRESENTED. If you decide later to attend the 2026 Annual Meeting, you may revoke your proxy at that time and vote your shares in person. If you desire any additional information concerning the 2026 Annual Meeting, we would be glad to hear from you.

Sincerely,

DAVID V. AULD

Executive Chairman of the Board

Arlington, Texas

December 10, 2025

Table of Contents

Proxy Statement Summary

Key Operating and Financial Highlights

The D.R. Horton team, led by our executive officers, delivered outstanding operating and financial results during fiscal 2025. D.R. Horton, Inc. is referred to as "D.R. Horton," the "Company," "we," and "our" in this Proxy Statement. Our results reflect the strength of our experienced operational teams, industry-leading market share, broad geographic footprint and diverse product offerings across multiple brands.

We closed 88,323 homes in our homebuilding and single-family rental operations during fiscal 2025, completing our 24th consecutive fiscal year as the largest homebuilder in the United States. Over the last five years, we have grown our revenues by 69% and our earnings per share by 80%. In fiscal 2025, we generated $3.4 billion of cash flow from operations, a 56% increase over fiscal 2024. We achieved a homebuilding pre-tax return on inventory of 20%, return on assets of 10% and return on equity of 15% while maintaining consolidated leverage below 20%. We have also delivered strong total shareholder returns of 545% and 135% for the last ten years and five years, respectively. Our return on assets ranks in the top 20% of all S&P 500 companies for the past three-, five- and ten-year periods, and our total shareholder returns rank in the top 20% for the last three- and ten-year periods.

Key Performance Highlights









Footnotes on following page.

(1)   Return on assets is calculated as net income attributable to D.R. Horton for the year divided by average consolidated assets, where average consolidated assets is the sum of total asset balances for the trailing five quarters divided by five.

(2)   Return on equity is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five.

(3)   Consolidated leverage ratio represents consolidated notes payable divided by total capital (stockholders' equity plus consolidated notes payable).

(4)   The TSR comparison assumes a hypothetical investment in D.R. Horton common stock and in the S&P 500 Index of $100 at September 30, 2020 and assumes that all dividends were reinvested.

						% Change	
						2025 vs 2024	2025 vs 2021
Stock Price and Other Data	As of and for the Fiscal Year Ended September 30,						
	2025	2024	2023	2022	2021		
Common stock price	$ 169.47	$ 190.77	$ 107.47	$ 67.35	$ 83.97	(11)%	102%
Equity market capitalization (millions)	$ 49,905	$ 61,815	$ 35,986	$ 23,165	$ 29,895	(19)%	67%
Book value per share	$ 82.15	$ 78.12	$ 67.78	$ 56.39	$ 41.81	5%	96%
Diluted earnings per share	$ 11.57	$ 14.34	$ 13.82	$ 16.51	$ 11.41	(19)%	1%
Cash dividends paid per share	$ 1.60	$ 1.20	$ 1.00	$ 0.90	$ 0.80	33%	100%

Corporate Governance Highlights

Our governance structures are based on our Corporate Governance Principles and are designed to ensure robust independent oversight of management and accountability to stockholders.

Governance Principles	Corporate Governance Practice
Accountability to our Stockholders	✓ One vote per share of common stock, our only class of stock. ✓ Stockholders elect all our directors for one-year terms by a majority vote standard. ✓ Bylaws permit stockholder proxy access. ✓ No "poison pill" or similar anti-takeover provision in place.
Board Composition and Independence*	✓ Six of our eight director nominees are independent. ✓ Five new independent directors appointed to the Board since 2018, including three new independent directors since 2024. ✓ Three of our eight director nominees are women, and one is ethnically diverse. ✓ Independent Directors regularly meet in executive session. ✓ Our three standing Board committees—Audit, Compensation and Nominating and Governance—are 100% independent. ✓ Separate roles of Chairman, CEO and an independent Presiding Director
Board Policies and Practices	✓ Annual evaluation of the Board and each standing committee's performance. ✓ Active CEO succession planning with annual reviews of succession plans for our other executives. ✓ Nominating and Governance Committee oversees risks associated with overall governance, Board succession planning and sustainability. ✓ Compensation Committee conducts an annual CEO performance review. ✓ Audit Committee oversees and monitors the quality and integrity of financial reporting and cybersecurity risk.
Risk Mitigation and Alignment of Interests	✓ Robust stock ownership guidelines for executive officers and directors. ✓ Clawback policy triggered by a financial restatement applies to cash and equity incentives. ✓ Directors and executive officers are prohibited from pledging, hedging, or other transactions designed to offset any decrease in the market value of our Company stock.

* As of the 2026 Annual Meeting.

Executive Compensation Highlights

Our Compensation Committee is committed to providing a fair and competitive compensation program for executive officers that rewards performance, promotes long-term stockholder value creation and attracts, motivates and retains highly qualified and experienced executives.

Executive Compensation Principles	Executive Compensation Objectives
Business Resilience	✓ Achieve long-term sustainability of our business
Alignment of Interests	✓ Align executive and stockholder interests with the goal of maximizing long-term stockholder value
Pay-for-Performance	✓ Recognize valuable short- and long-term individual contributions as well as overall Company performance
Attract and Retain	✓ Motivate and retain highly qualified and experienced executives who are capable of driving strategic objectives

To achieve these objectives, our executive compensation program incorporates the features below.

Feature	Rationale and Impact	Business Resilience	Alignment of Interests	Pay for Performance	Attract and Retain
Emphasize At-Risk and Performance-based Compensation	92% of fiscal 2025 CEO Target Pay is contingent on performance ("at-risk")	✓	✓	✓	
Balance Short- and Long-Term Incentives	Reward for actions that are intended to create short and long-term stockholder value	✓	✓	✓	✓
Equity Pay Mix	Majority of equity granted as Performance Stock Units ("PSUs")	✓	✓	✓	✓
Annual Cash and Equity Incentive Tied to Profitability	Reward for profitability that creates stockholder value No guaranteed bonuses	✓	✓	✓	✓
Stock Ownership Guidelines	Align executives' interests with those of long-term stockholders		✓	✓	✓
Clawback and Anti-hedging and Pledging Policies	Mitigate compensation risk and reinforce strong alignment with stockholder interests	✓	✓	✓	

Sustainability

Our management team and Board have focused on providing sustainability information to our stockholders, including metrics that may assist with evaluating and mitigating our impacts on the environment and climate.

As the largest homebuilder in the United States, our business activities, including the acquisition and development of land and the construction and sale of residential homes, may impact the environment. We consider environmental impacts in each phase of constructing our homes, from the performance of environmental studies during site selection through completion of our homes by including or offering energy efficient and energy-saving features.

Our Board, both directly and through the Nominating and Governance Committee, provides oversight of key sustainability matters. We continue to improve and expand upon our internal processes for tracking metrics related to the energy efficiency and environmental impacts of our operations, and we publish and update reporting and disclosures on an annual basis.

2025 and Beyond	• Published third annual Sustainability Report • Preparation for compliance with SB-253 and SB-261, the California Climate Laws, including data collection and an initial calculation of Scope 3 greenhouse gas ("GHG") emissions and obtaining limited assurance on Scopes 1 & 2 • Refresh Materiality Assessment • Refresh Climate Risk Assessment • Continued assessment and refreshment of key policy documents, including potentially establishing additional policies • Annual publication and disclosure of key sustainability and human capital disclosures and political contribution amounts • Consideration of GHG reduction targets
2024	• Completed Scope 1 & 2 GHG emissions calculation for fiscal 2023 • Completed and publicly disclosed a scored CDP Climate Questionnaire • Included in the Dow Jones Sustainability North America Index for second consecutive year (now renamed the Dow Jones Best-in-Class North America Index) • Hosted our biennial National Purchasing Trade Show and presented Sustainability Awards
2023	• Continued to refine and improve upon data collection processes • Collaborated with stakeholders to build reporting systems • Conducted a Vendor ESG Survey • Completed Scope 1 & 2 GHG emissions calculation for fiscal 2022 • Completed CDP Climate Questionnaire for the first time • Added to Dow Jones Sustainability North America Index • Published second annual ESG Report
2022	• Published Human Capital document with quantitative demographics and EEO-1 data • Refined/ increased internal data collection processes to enhance reporting of various metrics • Commenced data collection for baseline Scope 1 & 2 GHG emissions quantification • Conducted 2022 ESG Materiality Assessment and reported to Board of Directors • Published inaugural ESG Report
2021	• Adopted Human Rights Policy and published Political Contributions Policy Statement • Performed initial Climate and Human Capital Risk Assessment
2020	• Began internal tracking of certain social and environmental data and metrics • Updated our Corporate Code of Business Conduct and Ethics

Proposal One – Election of Directors

Our Board of Directors currently consists of nine directors, all of whom were elected by our stockholders at the 2025 Annual Meeting. The Board of Directors will be reduced to eight directors at the 2026 Annual Meeting. Following the recommendation by the Nominating and Governance Committee, the Board has nominated eight current directors for election at the 2026 Annual Meeting. Summary information about each of the nominees is provided under the heading *"Director Nominees"* on page 7. Michael Buchanan, who has served on our Board since 2003, is not standing for re-election at the 2026 Annual Meeting. Our directors elected at the 2026 Annual Meeting will serve until the 2027 Annual Meeting and until his or her successor has been elected and qualified.

After review and consideration by the Board of Directors, as recommended by the Nominating and Governance Committee, the Board has nominated the following eight nominees for election to our Board of Directors:

✓	**David V. Auld**	✓	**M. Chad Crow**
✓	**Paul J. Romanowski**	✓	**Elaine D. Crowley**
✓	**Brad S. Anderson**	✓	**Maribess L. Miller**
✓	**Benjamin S. Carson, Sr.**	✓	**Barbara R. Smith**

Unless otherwise specified in the accompanying proxy, the shares voted by proxy will be voted "FOR" each director nominee. We are not aware of any reason why any of the nominees would be unable to serve. However, if any nominee is unable or unwilling to serve as a director at the time of the 2026 Annual Meeting, the Board may designate a substitute nominee or reduce the size of the Board. If the Board designates a substitute nominee, the persons named as proxies may vote "FOR" that substitute nominee.

 **The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" Each of our Eight Director Nominees.**

Information Regarding the Director Nominees

The following table, matrix and biographical descriptions set forth certain information with respect to the nominees for election as directors at the 2026 Annual Meeting based upon information furnished by each director.

The matrix below represents some of the key skills, experience and attributes that our Board has identified as particularly valuable to the effective oversight of the Company and the execution of our strategy. This matrix highlights the depth and breadth of skills of our current directors. If an individual director is not listed as having a particular skill or experience, it does not signify an individual's lack of ability to contribute in that specific area. Rather, the matrix is intended to depict notable areas of expertise for each of our director nominees.

Board of Directors Summary

			Skills, Experience and Attributes				
Nominees and Primary Occupation	Independent	Committee Membership	Real Estate/ Home-building	Leadership & Strategy	Public Company Executive Officer Experience	Finance, Accounting and/or Investment	Outside Board Experience
David V. Auld Executive Chairman, D.R. Horton, Inc.		Executive (C)	✓	✓	✓	✓	
Paul J. Romanowski President and CEO, D.R. Horton, Inc.		Executive	✓	✓	✓	✓	
Brad S. Anderson Vice Chair, Cushman & Wakefield	✓	Audit, Compensation	✓	✓		✓	✓
Benjamin S. Carson, Sr. Former Secretary of U.S. Department of Housing and Urban Development (HUD)	✓	Nominating and Governance (C)	✓	✓		✓	✓
M. Chad Crow Retired President & CEO, Builders FirstSource	✓	Compensation (C)	✓	✓	✓	✓	✓
Elaine D. Crowley Retired CFO, Mattress Giant Corporation	✓	Audit*		✓	✓	✓	✓
Maribess L. Miller Retired Partner, PwC	✓	Audit (C)*, Compensation		✓		✓	✓
Barbara R. Smith Retired Chairman & CEO, Commercial Metals Company	✓	Nominating and Governance		✓	✓	✓	✓

(C) Committee Chair
* Audit Committee Financial Expert

Note: Michael Buchanan, who will have fulfilled his term as a director at the 2026 Annual Meeting, served as a member of the Nominating and Governance Committee through the 2026 Annual Meeting. A third member of the Nominating and Governance Committee will be appointed, effective January 15, 2026.

Director Nominees

David V. Auld
Executive Chairman, D.R. Horton, Inc.



Age
69

Director Since
2023

Board Committees
Executive (Chair)

Background and Experience

Mr. Auld has significant experience leading the Company and has unrivaled knowledge of all aspects of our business.

- Key Management roles, D.R. Horton, Inc. (since 1988):
    - Executive Chairman (since May 2024)
    - Executive Vice Chair (October 2023 to May 2024)
    - President and Chief Executive Officer (2014 to September 2023)
    - Executive Vice President and Chief Operating Officer (2013 to 2014)
    - Region President, Florida, North and South Carolina, Georgia and Alabama (2005 to 2013)
    - Division President (1988 to 2005)
- Texas American Bank (1982 to 1988) and General Dynamics (1979 to 1982)

Mr. Auld graduated from Texas Tech University in 1978 with a Bachelor of Business Administration in accounting.

Key Qualifications

As the former President and Chief Executive Officer of the Company, Mr. Auld has a deep knowledge of the Company's operations as well as all aspects of the homebuilding business, providing the Board with an in-depth perspective of operations, strategy, human capital and risk management.

Key Skills, Experience and Attributes

 Leadership & Strategy/ Public Company Executive Officer Experience

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

Paul J. Romanowski
President and Chief Executive Officer, D.R. Horton, Inc.



Age
55

Director Since
2023

Board Committees
Executive

Background and Experience

Mr. Romanowski has significant leadership experience in the Company and has extensive knowledge of our business.

- Key Management roles, D.R. Horton, Inc. (since 1999):
    - President and Chief Executive Officer (since October 2023)
    - Executive Vice President and Co-Chief Operating Officer (October 2021 to September 2023)
    - Region President, Florida and Gulf Coast (2014 to 2021), and five Mid-Atlantic states (2019 to 2021)
    - Division President, South Florida (1999 to 2014)
- Land Acquisition Manager, M/I Homes (1997 to 1999)
- South Florida Director, Metrostudy (1992 to 1997)

Mr. Romanowski graduated from Butler University in 1992 with a Bachelor of Business Administration in marketing.

Key Qualifications

As the President and Chief Executive Officer, and former Co-Chief Operating Officer, of the Company, Mr. Romanowski has a deep knowledge of the Company's operations as well as all aspects of the homebuilding business and has been vital to the successful expansion, improvement and diversification of D.R. Horton's operations, providing the Board with an in-depth perspective of homebuilding operations nationwide.

Key Skills, Experience and Attributes

 Leadership & Strategy/ Public Company Executive Officer Experience

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

Brad S. Anderson
Independent Director



Age
64

Director Since
1998

Board Committees
Audit, Compensation

Background and Experience

Mr. Anderson has significant experience in leadership roles in the homebuilding and real estate industries.

- Vice Chair of Cushman & Wakefield, a global real estate services firm (since 2021)
- Executive Vice President of CBRE Group, Inc., an international real estate brokerage company (2009 to 2021)
- Various leadership positions, CB Commercial Real Estate Group, Inc., (1987 to 2009)
- Director, KS StateBank (since 2016)
- Interim Chair of the Board of Continental Homes Holding Corp. (1997 to 1998 when it merged with D.R. Horton)

Key Qualifications

Mr. Anderson's extensive real estate industry experience and his current active leadership role with an international real estate services firm brings beneficial insight and perspective to the Board, as many factors similarly affect both the real estate services and homebuilding industries.

Key Skills, Experience and Attributes

 Leadership & Strategy

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

 Public Company Board/ Corporate Governance

Benjamin S. Carson, Sr.
Independent Director



Age
74

Director Since
2021

Board Committees
Nominating and Governance (Chair)

Background and Experience

Dr. Carson has significant leadership experience in governmental, regulatory and medical roles.

- 17th Secretary of U.S. HUD (2017 to 2021)
  - Led programs focused on advancing economic opportunity; providing safe, fair and affordable housing; spurring reinvestment in communities; reducing homelessness; assisting self-sufficiency to underserved and vulnerable populations; and helping disaster victims
  - Led the collaboration of eight federal agencies to establish the White House Council on Eliminating Regulatory Barriers to Affordable Housing
- Distinguished career in the field of medicine including:
  - Director of the Division of Pediatric Neurosurgery at the Johns Hopkins Medical Institutions (1984 to 2013)
  - Professor of Neurological Surgery, Oncology, Plastic Surgery and Pediatrics at the Johns Hopkins Medical Institutions (1999 to 2013)
- Director Experience:
  - Galectin Therapeutics Inc. (NASDAQ: GALT) (since 2023)
  - Sinclair Broadcast Group, Inc. (NYSE: SBGI) (since 2022)
  - Covenant Logistics Group, Inc. (NASDAQ: CVLG) (since 2021)
  - Costco Wholesale Corporation (NASDAQ: COST) (1999 to 2015)
  - Kellogg Company (NYSE: K) (1997 to 2015)

Key Qualifications

Dr. Carson gained extensive management and leadership experience during both his service as HUD Secretary and his many contributions to the medical field.

His leadership positions, particularly in overseeing significant capital investments, developing multiple housing initiatives, emphasizing fiscal responsibility and the reduction of regulatory barriers while at HUD, enable Dr. Carson to provide valuable perspective to the Board and its committees.

Dr. Carson also contributes governance expertise having served on the boards of directors of other S&P 500 companies.

Key Skills, Experience and Attributes

 Leadership & Strategy

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

 Public Company Board/ Corporate Governance

M. Chad Crow
Independent Director



Age
57

Director Since
2024

Board Committees
Compensation (Chair)

Background and Experience

Mr. Crow has significant public company executive leadership experience in the building products industry.

- Key Management roles, Builders FirstSource, a supplier and manufacturer of building materials and construction services, (NYSE: BLDR) (1999 until retirement in 2021):
    - President and Chief Executive Officer (2017 to 2021)
    - Chief Operating Officer (2014 to 2017)
    - Chief Financial Officer (2009 to 2014)
    - Various positions including Controller (1999 to 2009)
- Various roles, Pier 1 Imports (1995 to 1999)
- Various roles, Price Waterhouse LLP (now PwC) (1991 to 1995)
- Director, LOAR Holdings Inc. (NYSE: LOAR) (since April 2024)
- Director, Builders FirstSource (NYSE: BLDR) (2017 to 2021)

Key Qualifications

Mr. Crow has served as a public company senior executive for over two decades in the building products industry. His experience enhances the Board's oversight of strategy and operations including the supply chain for the homebuilding industry.

Key Skills, Experience and Attributes

 Leadership & Strategy/ Public Company Executive Officer Experience

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

 Public Company Board/ Corporate Governance

Elaine D. Crowley
Independent Director



Age
67

Director Since
2024

Board Committees
Audit (Financial Expert)

Background and Experience

Ms. Crowley, a certified public accountant, is an accomplished financial executive with deep expertise in accounting, finance, operational efficiency and public company leadership.

- Executive Vice President and Chief Financial Officer, Mattress Giant Corporation (2010 to 2012)
- Chief Financial Officer, Michaels Stores, Inc. (2008 to 2010)
- Key Management roles, The Bombay Company, Inc. (1990 to 2008):
    - Chief Financial Officer (2000 to 2008)
    - Various roles including Controller (1990 to 2000)
- Various roles including Senior Manager, Price Waterhouse (now PwC) (1981 to 1990)
- Director, Tandy Leather Factory, Inc. (NASDAQ: TLF) (2021 to 2024)
- Director, Stage Stores, Inc. (2014 to 2020)

Key Qualifications

Ms. Crowley's long tenure as a public company chief financial officer and director in the retail industry and significant experience in public accounting provide the Board with valuable leadership experience and financial and consumer products expertise.

Key Skills, Experience and Attributes

 Leadership & Strategy/ Public Company Executive Officer Experience

 Financial, Accounting and/or Investment

 Public Company Board/ Corporate Governance

Maribess L. Miller
Independent Director



Age
72

Director Since
2019

Board Committees
Audit (Chair and Financial Expert), Compensation

Background and Experience

Ms. Miller, a certified public accountant, has significant experience with both public and private companies gained from leading auditing and consulting engagements.

- Practice Partner, PricewaterhouseCoopers (PwC) (1984 until retirement in 2009)
  - Managing Partner, North Texas Market (2002 to 2009)
  - Practice Leader, the Southwest Region Consumer, Industrial and Energy practice (1998 to 2002)
  - Managing Partner of PwC's US Healthcare Audit Practice (1995 to 1998)
- Director, Triumph Financial, Inc. (NASDAQ: TFIN) (since 2014)
- Director, Zix Corporation (2010 to 2021)

Key Qualifications

Ms. Miller gained extensive experience in the auditing and business consulting fields, knowledge of public and private companies across multiple industries, and significant leadership experience as a managing partner for PwC in several key positions throughout her 34-year career.

Key Skills, Experience and Attributes

 Leadership & Strategy

 Financial, Accounting and/or Investment

 Public Company Board/ Corporate Governance

Barbara R. Smith
Independent Director



Age
66

Director Since
2024

Board Committees
Nominating and Governance

Background and Experience

Ms. Smith has significant business leadership and management experience as a public company executive in the metals manufacturing industry.

- Key Management roles, Commercial Metals Company, a global supplier of steel reinforcement products and construction services (NYSE: CMC) (2011 until retirement in 2024)
  - Chairman of the Board (2018 to 2024)
  - Chief Executive Officer (2017 to 2023)
  - Chief Operating Officer (2016 to 2017)
  - Chief Financial Officer (2011 to 2016)
- Chief Financial Officer, Gerdau Ameristeel Corporation (2007 to 2011)
- Chief Financial Officer, FARO Technologies, Inc. (2005 to 2006)
- Various Roles, Alcoa Inc. (1981 to 2005)
- Director, Comerica Incorporated (NYSE: CMA) (2017 to present))
- Director, Mineral Technologies Inc. (NYSE: MTX) (2011 to 2017)

Key Qualifications

Ms. Smith contributes extensive public company management experience in product, technology and process innovation and enhances the Board's oversight of strategy and operations.

Key Skills, Experience and Attributes

 Leadership & Strategy/ Public Company Executive Officer Experience

 Financial, Accounting and/or Investment

 Public Company Board/ Corporate Governance

Corporate Governance and Board Matters

Our governance structures are based on our Corporate Governance Principles ensure robust independent oversight of management and accountability to stockholders.

Governance Principles	Corporate Governance Practice
Accountability to our Stockholders	✓ One vote per share of common stock, our only class of stock. ✓ Stockholders elect all our directors for one-year terms by a majority vote standard. ✓ Bylaws permit stockholder proxy access. ✓ No "poison pill" or similar anti-takeover provision in place.
Board Composition and Independence*	✓ Six of our eight director nominees are independent. ✓ Five new independent directors appointed to the Board since 2018, including three new independent directors since 2024. ✓ Three of our eight director nominees are women, and one is ethnically diverse. ✓ Independent Directors regularly meet in executive session. ✓ Our three standing Board committees—Audit, Compensation and Nominating and Governance—are 100% independent. ✓ Separate roles of Chairman, CEO and an independent Presiding Director
Board Policies and Practices	✓ Annual evaluation of the Board and each standing committee's performance. ✓ Active CEO succession planning with annual reviews of succession plans for our other executives. ✓ Nominating and Governance Committee oversees risks associated with overall governance, Board succession planning and sustainability. ✓ Compensation Committee conducts an annual CEO performance review. ✓ Audit Committee oversees and monitors the quality and integrity of financial reporting and cybersecurity risk.
Risk Mitigation and Alignment of Interests	✓ Robust stock ownership guidelines for executive officers and directors. ✓ Clawback policy triggered by a financial restatement applies to cash and equity incentives. ✓ Directors and executive officers are prohibited from pledging, hedging, or other transactions designed to offset any decrease in the market value of our Company stock.

* As of the 2026 Annual Meeting.

Board Refreshment and Composition

The Nominating and Governance Committee continually reviews our Board's composition to identify the skills needed on the Board to help oversee our company both in the near term and into the future. Board succession planning is focused on ensuring that our Board continues to maintain an appropriate mix of skills, backgrounds, perspectives and experiences to provide effective oversight and guidance to management.

As part of this process, the Nominating and Governance Committee evaluates what additional skills and expertise may be needed near term and in the future based on the Company's strategy and potential director retirements and departures, and compares those skills to those of the current directors to identify additional skills and experiences that would be beneficial to our Board.

The Nominating and Governance Committee then utilizes a variety of methods to identify potential director nominees, including recommendations from current officers, directors, professional search firms, stockholders or other persons. Once identified, the Committee evaluates whether the nominee has appropriate qualifications, experience and characteristics to enhance the current Board. We believe that appropriate director qualifications and characteristics include a broad range of backgrounds, education, experiences, expertise, perspectives and leadership skills.

As a result of its proactive approach to Board refreshment, since 2018, five new independent directors have been appointed to the Board, including three new independent directors appointed in August 2024, each with professional experience that complements and enhances the Company's current Board. These directors were selected from a broad director candidate pool identified by our Executive Officers and current directors.

Director Candidate Search. The Company's Corporate Governance Principles require the inclusion of qualified diverse candidates with a broad range of backgrounds, experiences, expertise and perspectives to expand the initial pool from which director candidates are ultimately selected based on merit. This policy applies whether the candidates are sourced by the Board, the Nominating and Governance Committee, Executive Officers or third-party search consultants.

Key Qualifications and Experiences. We believe the qualifications and experience listed below are important to the overall capabilities of our Board. We do not require that each director possess every one of these attributes, but rather that our Board as a whole has a balanced mix of these qualifications.

Real Estate: Directors with deep real estate experience bring valuable insight core to our business. This includes backgrounds in homebuilding, land development, real estate services and sales, commercial development and leasing, real estate financing and banking or experience in analyzing or consulting in these areas. Real estate industry expertise enables our Board to understand and provide robust oversight of the key operational aspects of our national homebuilding business and provide perspectives from their relevant, hands-on experience.

Business, Management, Accounting and Finance: Directors with expertise or significant experience in business, management, accounting, finance or similar positions, particularly as a senior leader of a public company, enhances the Board's ability to oversee risks related to the Company's operations, financing and reporting.

Strategic Vision and Leadership: A strong Board must have members who excel in strategic vision, leadership and decision making. Many of our directors have developed these key qualifications through experience as executives, managers, entrepreneurs, business owners, directors, consultants, analysts or advisors. Their ability to make informed decisions and provide sound business judgment strengthens the Board and the Company.

Key Characteristics. In addition to the key qualifications and experiences discussed above, we also believe each member of the Board of Directors should have the following characteristics:

- high personal and professional ethical standards, integrity and values;
- commitment to representing the long-term interests of our stockholders;
- practical wisdom, mature judgment and collegiality;
- objectivity and inquisitiveness; and
- willingness to offer resignation in the event of any significant change in personal circumstances, including changes in principal job responsibilities, that could affect his or her ability to serve effectively.

Corporate Governance Standards

Our Board of Directors has adopted Governance Principles that comply with requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the New York Stock Exchange ("NYSE") listing standards and applicable Securities and Exchange Commission ("SEC") rules. The D.R. Horton Corporate Governance Principles incorporate these requirements that are designed to maintain high standards of corporate governance. The significant corporate governance initiatives adopted by the Board are discussed below.

Corporate Governance Website

The Corporate Governance Principles, Board Committee Charters, Codes of Ethics and Conduct, Complaint Procedures and other Corporate Governance documents discussed in this Proxy Statement have been posted to our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section.

Majority Vote Standard and Resignation Policy

The D.R. Horton Bylaws require that in uncontested director elections each nominee must receive a majority of the votes cast (the number of shares voted "for" must exceed the number of votes cast "against" that nominee) to be elected. In contested elections, where the number of nominees exceeds the number of directors to be elected (which is not the case for the 2026 Annual Meeting), the directors will be elected by a plurality of votes cast. Under the Corporate Governance Principles of the Company, any director who is not elected is required to tender his or her resignation to the Chairman of the Board within a reasonable time following certification of the vote. The Nominating and Governance Committee, which is composed of only independent directors, will make a recommendation to the Board whether the resignation should be accepted, rejected, or other action should be taken. The Board will act on the Nominating and Governance Committee's recommendation within 90 days following certification of the results, and will promptly publicly disclose its decision regarding the director's resignation offer (including the reason(s) for accepting or rejecting the resignation offer) in a filing with the SEC.

Procedures for Nominating or Recommending for Nomination Director Candidates

Our Bylaws provide, outside of the proxy access process, that any stockholder may make nominations for the election of directors if notice of such nominations is delivered to the principal executive offices of D.R. Horton not later than the close of business on the 90th calendar day or earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is changed by more than 30 calendar days from the anniversary date of the preceding year's meeting, for notice by the stockholder to be timely, it must be so delivered not earlier than the close of business on the 120th calendar day prior to such meeting and not later than the close of business on the later of the 90th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made. In addition, the notice must comply with our Bylaws (which includes the information required under Rule 14a-19 of the Exchange Act). Because no such nominations have been made in accordance with our Bylaws, only the nominations of the Board of Directors may be voted for at the 2026 Annual Meeting.

The Board of Directors has adopted proxy access, which allows a stockholder or group of up to 20 stockholders owning in the aggregate 3% or more of D.R. Horton's outstanding shares continuously for at least three years to nominate and include in the proxy materials director nominees constituting up to 20% of the number of directors in office, provided the stockholder(s) and nominee(s) satisfy the requirements in our Bylaws. In order for a stockholder or group of stockholders to nominate a director candidate to be included in D.R. Horton's proxy materials, notice of such nomination must be delivered to the principal executive offices of D.R. Horton not later than the close of business on the 120th calendar day or earlier than the close of business on the 150th calendar day prior to the first anniversary of the date that the definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting, and the nomination must otherwise comply with our Bylaws. However, in the event that the date of the annual meeting is changed by more than 30 calendar days from the anniversary date of the preceding year's annual meeting, for notice by the stockholder to be timely, it must be so delivered not earlier than the close of business on the 150th calendar day prior to such meeting and not later than the close of business on the later of the 120th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made.

In addition, the Nominating and Governance Committee has adopted a policy permitting stockholders to recommend candidates for director for consideration by the committee. The Nominating and Governance Committee will consider candidates recommended by stockholders on the same basis as candidates identified through other means. Stockholders wishing to recommend candidates for election must give notice to the Nominating and Governance Committee by following the same deadlines for notice to submit a nomination outlined in the advance notice requirements under our Bylaws. Each notice must set forth the same information required by our Bylaws to submit a nomination. All recommended candidates shall, at a minimum, possess the characteristics for directors discussed above. The Nominating and Governance Committee may request additional information to assist in the evaluation of the candidacy of such person.

Director Independence

Our Board of Directors is composed of a majority of independent directors in accordance with the NYSE Rules. Our Board made the independence determination of its members based on the "Independence Standards" discussed below.

Our Board has adopted a set of "Independence Standards," consistent with the NYSE Rules, to aid it in determining whether a member of the Board is independent under the NYSE Rules. In accordance with these Independence Standards, a director must not have a direct or indirect material relationship with the Company (including its consolidated subsidiaries) or its management, other than as a director. The Independence Standards specify the criteria by which the independence of our directors will be determined, including strict guidelines for directors and their immediate family members with respect to past employment or affiliation with the Company, its management or its independent auditor.

The Independence Standards include the following:

- A director who is an employee or whose immediate family member is an executive officer of D.R. Horton is not independent until three years after the end of such employment relationship.
- A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from D.R. Horton, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in compensation. Compensation received by an immediate family member for service as a non-executive employee or non-member of senior management of D.R. Horton will not be considered in determining independence under this test.

- A director is not independent if (i) the director or an immediate family member is a current partner of D.R. Horton's external audit firm, (ii) the director is a current employee of such firm, (iii) the director's immediate family member is a current employee of such firm and personally works on D.R. Horton's audit, or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on D.R. Horton's audit within that time.

- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of D.R. Horton's present executives serve on that company's compensation committee is not independent until three years after the end of such service or employment relationship.

- A director who is an executive officer or an employee or whose immediate family member is an executive officer of a company that makes payments to or receives payments from D.R. Horton for property or services in an amount that in any single fiscal year exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent until three years after falling below such threshold.

- If a director serves as an executive officer, director or trustee of a charitable or educational organization and D.R. Horton's contributions to the organization are less than $500,000, then the relationship will not be considered to be a material relationship that would impair a director's independence.

For purposes of these Independence Standards, references to D.R. Horton or the Company include all of D.R. Horton's consolidated subsidiaries, including Forestar Group Inc. ("Forestar"), and an "immediate family member" includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the director's home.

Audit Committee Independence, Financial Literacy and Audit Committee Financial Expert

In addition to being independent based on the Independence Standards, the NYSE Rules require that each member of an audit committee satisfy additional independence and financial literacy requirements and at least one of these members must satisfy the additional requirement of having accounting or related financial management expertise. This additional requirement can be satisfied by the Board determining that at least one Audit Committee member is an "Audit Committee Financial Expert" within the meaning of the SEC Rules. Accordingly, the Corporate Governance Principles contain a set of standards that relate to audit committee independence, financial literacy and audit committee accounting and financial management expertise. Generally, the additional independence standard provides that (i) a member of the Audit Committee is prohibited from receiving any direct or indirect compensation or fee from the Company, its subsidiaries or its affiliates, other than in his or her capacity as a member of the Audit Committee, the Board or any other committee of the Board, and (ii) he or she may not be an affiliated person of the Company or any of its subsidiaries. Generally, the financial literacy standard provides that the Board, in its business judgment, shall determine if each member is financially literate, taking into account factors such as the member's education, experience and ability to read and understand financial statements of public companies.

Audit Committee Financial Expert Attributes: Audit Committee Financial Experts must have five additional attributes, which are (i) an understanding of generally accepted accounting principles and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities, (iv) an understanding of internal control over financial reporting and (v) an understanding of audit committee functions. Altogether, attributes (i) through (v) are referred to as the "Financial Expert Attributes." The Audit Committee Financial Expert Attributes are set forth in the Corporate Governance Principles.

Compensation Committee Independence

In addition to being independent based on the Independence Standards, the NYSE Rules require that each member of a compensation committee satisfy additional independence requirements. The NYSE Rules require that the Board consider all factors specifically relevant to determining whether a director has a relationship to the Company or its subsidiaries or affiliates that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company or its subsidiaries or affiliates to such director and (ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

Board Determinations

Independence and Financial Literacy. Based on the independence and financial literacy standards discussed above, the Board has determined that Mr. Anderson, Dr. Carson, Mr. Crow, Ms. Crowley, Ms. Miller and Ms. Smith, and Mr. Buchanan, for the years he served, are (i) independent for purposes of serving as independent members of the Board of Directors and the Nominating and Governance Committees, (ii) independent for purposes of serving as independent members on the Audit Committee and the Compensation Committee and (iii) financially literate for purposes of serving on the Audit Committee.

The Board also determined that Mr. Auld and Mr. Romanowski are not independent because they are executive officers.

Audit Committee Financial Expert. Based on the Audit Committee Financial Expert Attributes discussed above, the Board has determined that Ms. Crowley and Ms. Miller have the Financial Expert Attributes to qualify as Audit Committee Financial Experts.

Retirement Age Policy

In 2007, our Board adopted a retirement age policy for directors. Under the policy, directors may not stand for re-election after they have reached the age of 75. The policy exempted the directors who were serving on the Board at the time the policy was adopted on January 25, 2007. Consequently, Mr. Anderson is exempt from this policy.

Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers

In accordance with SEC Rules, the Audit Committee and the Board have adopted the *Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers*. The Board believes that these individuals must set an exemplary standard of conduct for D.R. Horton, particularly in the areas of accounting, internal accounting control, auditing and finance. The ethics code sets forth ethical standards the designated officers must adhere to and other aspects of accounting, auditing and financial compliance. Information relating to any amendment to or waiver of a provision of the *Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers* will be, if required, disclosed on our website within four business days of such amendment or waiver. This *Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers* has been posted to our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section.

Corporate Code of Business Conduct and Ethics

The Board has adopted a *Corporate Code of Business Conduct and Ethics* ("Corporate Code of Conduct") for employees and directors of D.R. Horton in accordance with the NYSE Rules. The Board adopted the Corporate Code of Conduct to provide guidance to the Board and management in areas of ethical business conduct and risk and to provide guidance to employees and directors by helping them recognize and deal with ethical issues including, but not limited to, (i) conflicts of interest, (ii) corporate opportunities, (iii) confidentiality, (iv) fair dealing, (v) protection of corporate assets, (vi) compliance with rules and regulations, including insider trading of securities, and (vii) confidential reporting of unethical behavior and hotline telephone numbers. The Corporate Code of Conduct is reviewed at least annually to determine the need for any updates or revisions. The *Corporate Code of Business Conduct and Ethics* has been posted to our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section.

Insider Trading Policy

We have adopted an Insider Trading Policy applicable to our directors, officers, employees, consultants and certain other persons and entities, as well as to the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the listing standards of the NYSE. The Insider Trading Policy also prohibits covered persons from pledging or hedging transactions or engaging in other transactions designed to hedge or offset any decrease in the market value of our securities.

Procedures for Accounting, Internal Control, Auditing and Financial Matters

In accordance with SEC Rules, the Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal control, auditing or financial matters (collectively, "Accounting Matters") and (ii) the confidential, anonymous submission by employees of concerns regarding questionable Accounting Matters. The Audit Committee oversees treatment of complaints and concerns in this area. The *Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters* have been posted to our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section.

Executive Sessions of the Board of Directors

Our non-employee members of the Board hold regularly scheduled executive sessions of these independent directors. Dr. Carson, Chair of the Nominating and Governance Committee, serves as Presiding Director of these executive sessions, at which the Chairman of the Board and the CEO are not present. During fiscal 2025, the independent directors met three times in executive session without members of management present.

Active Stockholder Engagement and Feedback from Investors

During fiscal 2025, the Company's management and investor relations professionals attended investment conferences and participated in investor meetings and conference calls with hundreds of institutional investors. The Company's investor relations team strives to respond timely to investor requests for information and discussions. The Company has been named the Best Investor Relations Program in the Homebuilders and Building Products sector by Extel (previously Institutional Investor) multiple times in its annual surveys.

The Company values feedback from its stockholders, and regularly engages with stockholders to understand their perspectives and gather feedback. The input received regarding the Company's performance, sustainability reporting, executive compensation and other matters is regularly evaluated by management, the Board and its committees. During fiscal 2025, the Company had substantive conversations with stockholders owning approximately 41% of the Company's outstanding shares.

Communications with the Board of Directors and the Company

Stockholders and others who wish to contact any member of our Board or the independent directors as a group may send their correspondence to the Chair of the Nominating and Governance Committee, who also serves as the Presiding Director. Stockholders may send communications to: Presiding Director, c/o Thomas B. Montaño, Senior Vice President and Corporate Secretary, D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011 or email at *tbmontano@drhorton.com*. Communications will be promptly forwarded to such Board member(s) or the Presiding Director, as applicable. Stockholders and others who wish to contact our Investor Relations team may send communications to Jessica Hansen, Senior Vice President and Head of Investor Relations, D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011 or email *InvestorRelations@drhorton.com*. Further information may be obtained through our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section.

Board Leadership Structure, Board's Role in Risk Oversight and Board and Committee Meetings

Board Leadership Transition and Structure

Our Board and its Nominating and Governance Committee regularly review and evaluate the Board's leadership structure, including maintaining a succession plan for Board leadership to ensure appropriate governance. Our Board of Directors does not require a specific board leadership structure, nor does it require the roles of the Executive Chairman and CEO to be separated.

The Board believes the current separation of the roles of Chairman and CEO facilitates robust and effective communication between the Chairman, the Board's independent directors and management, and supports stockholder value creation. Given that our Chairman is not an independent director, the Chair of the Nominating and Governance Committee serves as the Presiding Director. The Nominating and Governance Committee believes that this leadership structure, supported by independent Board committee chairs, delivers independent Board leadership and engagement while also benefiting from our Executive Chairman's extensive experience, valuable insight and leadership.

Executive Chairman Responsibilities — Mr. Auld	Presiding Director Responsibilities — Dr. Carson
• Ensure alignment between the Board and the executive management team regarding the Company's vision, business model and strategic plans to enhance long-term stockholder value; • Lead Board oversight of key risk areas of the Company and executive management's accountability for the Company's performance and risk management; and • Actively work with the Company's executive officers and senior management team on the development of and adjustments to its strategic plans for its operations, capital structure, management personnel, leadership transitions and other significant transactions or risk areas.	• Preside at meetings of independent directors; • Call meetings of independent directors as needed; • Serve as a liaison between independent directors and Company management including the Executive Chairman; and • Work with key Board committee chairs to provide independent oversight of management.

Board's Role in Risk Oversight

Our Board and its committees oversee the Company's risk management framework, which addresses the Company's operations, financing and liquidity, financial reporting, internal controls, regulatory compliance, people, sustainability and cybersecurity. The risk management process is implemented by our executive officers and key managers. Risk oversight is reviewed in the key risk areas of the Company listed below.

Land and Lots. Our ability to build and sell homes that meet homebuyer demand relies on our ability to cost-effectively control, buy and develop land and lots. We manage the acquisition of land and lots through a process which requires divisional, regional and corporate approval before committing financial resources. Corporate approval includes review by corporate legal and accounting personnel and approval by our executive officers. Our executive team reports to the Board regarding our process of reviewing, approving and funding land and lot acquisitions, which we believe effectively manages land and lot acquisition risk.

Financing and Liquidity. Our Board oversees financing and liquidity risk to ensure we maintain the financial resources needed to fund our operations through changes in homebuilding industry conditions and home sales demand. Management reviews the Company's financial and liquidity position at least quarterly with the Board, which includes projected short- and long-term financing and liquidity needs. To further manage risk in this area, the Board approves a limit on the amount of debt and equity that may be repurchased. Public debt or equity issuances are approved by the Executive Committee. We believe these measures provide effective oversight of the Company's financing and liquidity risk.

Financial Reporting, Internal Control and Regulatory Compliance. The Audit Committee provides risk oversight with respect to financial reporting, internal control over financial reporting, internal audit and related regulatory compliance matters. Our Audit Committee discusses our interim financial information on a quarterly basis with our independent auditor and, after our fiscal year end, discusses its audit of our annual consolidated financial statements, including internal controls over financial reporting. During the fiscal year, our Audit Committee meets in private session (without management present) with our independent auditor to discuss any matters related to the audit of our annual consolidated financial statements and our internal controls over financial reporting.

The Audit Committee meets at least quarterly with our Vice President of Internal Audit and reviews the results of the internal audits of the Company's operating divisions and other matters that may affect the Company's key controls. Each year, the Audit Committee reviews and approves the internal audit plan for the forthcoming fiscal year. The internal audit plan focuses on key risk areas in the Company's homebuilding, rental, financial services, IT and other operations. The Audit Committee and Audit Committee Chair periodically meet in private session (without management present) with our Vice President of Internal Audit.

The Audit Committee periodically receives presentations on topics related to recent or anticipated changes to accounting rules and regulations, tax laws and regulations, corporate governance and financial reform rules and regulations. The Audit Committee discusses with management any actions necessary to maintain or become compliant with such matters.

People. The Board maintains awareness of significant decisions related to the appointment, promotion and retention of the Company's management and employees. The Nominating and Governance Committee also oversees executive management and director succession planning. The Compensation Committee provides risk oversight with respect to compensation of the Company's employees, including the named executive officers and other key officers, with the assistance of the Board. The Compensation Committee also reviews and approves all equity plan awards. We regularly review the Company's compensation policies and practices and believe that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. For a comprehensive compensation risk analysis, see page 38.

Sustainability. Key sustainability risks, including environmental and climate-related matters and employee health and safety, are overseen by the Nominating and Governance Committee, which has regular discussions on these matters with both internal and external personnel with relevant sustainability responsibilities and expertise. The Board supports and receives regular updates on progress in the Company's reporting of sustainability policies, metrics and related disclosures. In recent years, the Board has approved policies that enhance human rights protections and increase transparency of political contributions, and has reviewed enterprise-level sustainability risk and materiality assessments.

Cybersecurity. Our Company relies heavily on information technology ("IT"), and potential IT failures and data security breaches could harm our business. Cybersecurity risk is managed by the IT Cyber Security Risk Officer and Chief Information Officer ("CIO"), with Board oversight through the Audit Committee. Risks are monitored via regular discussions with and presentations as part of Internal Audit's materials and periodic presentations by the CIO and IT Cyber Security Risk Officer. The most recent formal presentation included highlights around the Company's preventative and defensive IT security measures and the formal incident response procedures in place. The Board also regularly inquires about changes, updates and potential issues in our cybersecurity strategy and the execution of cybersecurity risk management practices, and meets with the CIO as needed. Internal Audit conducts cybersecurity reviews as part of its audit procedures and presents its findings to the Board on a quarterly basis. Additionally, we conduct cybersecurity training for all employees at least annually. The Company has not had a material cybersecurity breach within the last three years. We believe these measures provide comprehensive oversight of the Company's information technology and cybersecurity risk management.

Board Meetings

During our fiscal year ended September 30, 2025, our Board of Directors held seven meetings and did not act by written consent. Each director attended at least 75% of the Board and committee meetings for the committees on which he or she served. Executive sessions with our independent directors are scheduled and chaired by our Presiding Director and are held regularly. While there is no formal policy requiring director attendance at our annual meeting of stockholders, then-serving directors typically attend the meeting in person. However, Barbara Allen did not attend the 2025 Annual Meeting, given that her term as a director ended on that date.

Committees of the Board

Our Board is currently composed of seven independent directors, six of whom are standing for re-election and one of whose term will expire at the 2026 Annual Meeting, and two management directors. The Presiding Director regularly chairs executive sessions with our independent directors without the presence of management and serves as liaison between our Executive Chairman and the independent directors.

The Board has designated four primary committees that are responsible for various duties of the Board or its committees, as applicable. The four committees of the Board are the Executive Committee, Nominating and Governance Committee, Compensation Committee and Audit Committee. The Board of Directors has adopted governing Charters for the Nominating and Governance Committee, the Compensation Committee and the Audit Committee.

Executive Committee

The Executive Committee, while the Board is not in session, possesses all of the powers and may carry out all of the duties of the Board of Directors in the management of the Company, except as limited by law and NYSE Rules. In fiscal 2025, the Executive Committee members were David Auld, our Executive Chairman, and Paul Romanowski, our CEO.

Nominating and Governance Committee

Committee Members:

Benjamin S. Carson, Sr.
(Chair and Presiding Director)
Michael R. Buchanan*
Barbara R. Smith

Committee Independence: 100%

Committee Meetings: 7

The Nominating and Governance Committee's primary duties are to:

- identify and recommend individuals qualified to become directors consistent with criteria approved by the Board;
- oversee the Board and key management evaluations;
- develop and recommend corporate governance principles applicable to the Company;
- establish and monitor stock ownership guidelines for executive officers and directors;
- oversee and administer the Company's Related Party Transaction Policy;
- oversee the Company's sustainability strategy and practices, including:
  - workforce health and safety;
  - business ethics and compliance;
  - home affordability, energy efficiency and environmental impact; and
  - data privacy and protection.

The Board has determined each member of the Nominating and Governance Committee to be independent in accordance with the corporate governance and independence standards adopted by the Board.

* Mr. Buchanan will not be standing for election at the 2026 Annual Meeting.

Compensation Committee

Committee Members:

M. Chad Crow *(Chair)*
Brad S. Anderson
Maribess L. Miller

Committee Independence: 100%

Committee Meetings: 8

The Compensation Committee's primary duties are to:

- analyze corporate priorities and objectives relevant to the CEO and other executive officers' compensation;
- determine the compensation of the CEO and other executive officers based on their performance relative to the established priorities and objectives;
- maintain awareness and oversight of key management compensation;
- monitor and administer executive officer incentive compensation and equity-based compensation plans;
- approve and revise the Company's clawback policy to recoup compensation in the event of financial statement restatement;
- prepare an executive compensation report to be included in the Company's proxy statement; and
- review and approve the compensation discussion and analysis to be included in the Company's proxy statement.

The Board has determined each member of the Compensation Committee to be independent in accordance with the corporate governance and independence standards adopted by the Board.

Audit Committee

Committee Members:

Maribess L. Miller *(Chair)*
Brad S. Anderson
Elaine D. Crowley

Committee Independence: 100%

Committee Meetings: 4

The Audit Committee's primary duties are to:

- assist the Board in fulfilling its oversight responsibilities relating to the:
  - integrity of the Company's financial statements;
  - independent auditor's qualifications, independence and engagement;
  - performance of the Company's internal audit function and independent auditor;
  - Company's compliance with legal and regulatory requirements;
- oversee the Company's management of IT and cybersecurity risk; and
- prepare an Audit Committee report to be included in the Company's annual proxy statement.

The Board has determined each member of the Audit Committee to be independent and financially literate in accordance with NYSE Rules, SEC Rules and corporate governance and independence standards adopted by the Board. For fiscal 2025, the Board has determined that Ms. Crowley and Ms. Miller are Audit Committee Financial Experts under the SEC's guidelines.

Compensation of Directors

Our Board of Directors approves the annual compensation and fees paid to our non-employee directors, as detailed in the *"Non-Employee Director Compensation for Fiscal 2025"* table. The Board's goal is to provide a mix of cash and equity compensation that appropriately reflects the responsibilities of each director's service to the Company and aligns with stockholder interest. Mr. Auld and Mr. Romanowski, as members of executive management, received no additional compensation for serving on the Board of Directors. The details of compensation for these individuals are discussed in the *Compensation Discussion and Analysis* ("CD&A") section beginning on page 25.

Director Fees Paid in Cash. Non-employee directors receive cash compensation for attending Board and committee meetings in person, by telephone conference or virtually. In fiscal 2025, compensation for attending the meetings was $20,000 for each of the four quarterly meetings, not to exceed $80,000 for the year. Additional annual compensation of $5,000 was paid for each committee on which a director serves and $2,500 was paid to each committee chair. Compensation is paid quarterly and is prorated if the composition of the committees changes during the year. For fiscal 2026, the Board determined to maintain the same cash compensation amounts for director fees.

Restricted Stock Units. Historically, our non-employee directors received retainer restricted stock unit awards every three years, vesting in equal installments over three years. These awards were last approved in January 2022 and no retainer grants were made during fiscal 2025. Historically, non-employee directors also received an annual award of restricted stock units concurrently with awards granted to a broad group of Company employees. In fiscal 2025, the Board revised its restricted stock unit awards practice for non-employee directors from a two-grant approach to a single-grant approach. In November 2024, the Board approved a restricted stock unit award of $235,000 or 1,445 restricted stock units for each non-employee director that vest ratably over five years, as reflected in table below. When a new non-employee director joins our Board, he or she is awarded restricted stock units at that time.

Expenses and Health Care Plan. Non-employee directors are entitled to be reimbursed for reasonable expenses relating to his or her service on the Board and any committee, including travel, meals and other related expenses. Non-employee directors are also eligible to participate in the Company's health insurance plan, and Mr. Anderson, Mr. Buchanan and Mr. Crow elected to participate in the plan in fiscal 2025.

Non-Employee Director Compensation for Fiscal 2025

Name	Fees Earned or Paid in Cash		Stock Awards[1]		Total	
Barbara K. Allen[2]	$	46,250		—	$	46,250
Brad S. Anderson	$	90,000	$	225,362	$	315,362
Michael R. Buchanan	$	85,000	$	225,362	$	310,362
Benjamin S. Carson, Sr.	$	90,000	$	225,362	$	315,362
M. Chad Crow	$	86,875	$	225,362	$	312,237
Elaine D. Crowley	$	85,000	$	225,362	$	310,362
Maribess L. Miller	$	92,500	$	225,362	$	317,862
Barbara R. Smith	$	85,000	$	225,362	$	310,362

(1) The amounts represent the grant date fair value of $155.96 per unit for the 1,445 restricted stock units granted to each non-employee director on November 20, 2024, which vest ratably on an annual basis over five years. Ms. Allen did not receive any restricted stock unit grants during fiscal 2025 because she did not stand for election at our 2025 Annual Meeting.

The grant date fair value of the restricted stock units was determined in accordance with the accounting guidance for share-based payments and reflects a discount for the lack of dividend accruals during the relevant vesting period. The Company recognizes expense for these awards over the respective vesting period.

As of September 30, 2025, each non-employee director held the following number of unvested restricted stock units:

Name	Unvested Restricted Stock Units
Barbara K. Allen[2]	—
Brad S. Anderson	2,885
Michael R. Buchanan	2,885
Benjamin S. Carson, Sr.	3,226
M. Chad Crow	2,501
Elaine D. Crowley	2,501
Maribess L. Miller	2,885
Barbara R. Smith	2,501

(2) Ms. Allen did not stand for re-election at our 2025 Annual Meeting and completed her term as a director on January 16, 2025.

Proposal Two – Advisory Vote on the Approval of Executive Compensation

As required by Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking our stockholders to approve, on a non-binding advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement. Although this "say-on-pay" resolution is non-binding, our Board of Directors and Compensation Committee value stockholder feedback and will consider the result of the vote when making future compensation decisions. Our Board has determined to hold an advisory vote on executive compensation annually, and we anticipate our next advisory vote on the approval of executive compensation after our 2026 Annual Meeting of Stockholders will be held at our 2027 Annual Meeting of Stockholders.

We encourage you to read the *Compensation Discussion and Analysis* beginning on page 25 of this Proxy Statement, as well as the Summary Compensation Table and other related compensation tables, notes and narrative. Together, these provide details on our executive compensation philosophy, objectives and structure. We believe our current executive compensation program achieves an appropriate balance of short-term and long-term compensation incentives, reinforces the link between executive pay and the Company's long-term performance and stock value and aligns the interests of our named executive officers with those of our stockholders.

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to approve the following advisory resolution at the 2026 Annual Meeting:

RESOLVED, that the stockholders of D.R. Horton, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders.

 **The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" Approval of the Advisory Resolution on Executive Compensation.**

Executive Officers

Our current executive officers are:

David V. Auld	Paul J. Romanowski	Michael J. Murray	Bill W. Wheat
Executive Chairman	President and Chief Executive Officer	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Financial Officer

Non-Director Executive Officers

Michael J. Murray

Executive Vice President and Chief Operating Officer

Mr. Murray, age 59, has served as Executive Vice President and Chief Operating Officer of D.R. Horton since 2014, including his service as Co-Chief Operating Officer in fiscal 2022 and 2023. He served as Senior Vice President of Business Development from 2012 to 2014, Vice President and Controller from 2004 to 2012 and Director of Internal Audit from 2002 to 2004.

Mr. Murray began his career at Price Waterhouse LLP (now PwC) and subsequently held finance and accounting roles at several other companies prior to joining D.R. Horton.

Mr. Murray graduated from the University of Texas at Arlington in 1988 with a Bachelor of Business Administration in accounting.

Bill W. Wheat

Executive Vice President and Chief Financial Officer

Mr. Wheat, age 59, has served as Executive Vice President and Chief Financial Officer of D.R. Horton since 2003. He was Senior Vice President and Controller from 2000 to 2003, after joining the Company in 1998 as an Accounting Manager. Mr. Wheat also served as a member of the Board of Directors of the Company from 2003 to 2011.

Mr. Wheat began his career at Price Waterhouse LLP (now PwC) and later held several financial and accounting positions at The Bombay Company prior to joining D.R. Horton.

Mr. Wheat graduated from Baylor University in 1988 with a Bachelor of Business Administration in accounting and finance.

The following table outlines the respective roles and responsibilities of each of our current named executive officers.

Roles and Responsibilities of our Named Executive Officers	
David V. Auld **Executive Chairman** Primary responsibilities include: • ensuring alignment between the Board and executive management regarding the Company's vision, business model and strategic plans to enhance long-term stockholder value; • leading the Board's oversight of key risk areas of the Company; • holding executive management accountable for the Company's performance and effectively managing risk; and • actively working with the Company's executive officers and senior management team to develop and adjust strategic plans for operations, capital structure, management personnel, leadership transitions and other significant transactions or risk areas.	**Paul J. Romanowski** **President & Chief Executive Officer** Primary responsibilities include: • leading the Company's management team and employees in executing operating strategies to drive performance in the Company's homebuilding, financial services, rental, Forestar and other businesses to enhance long-term stockholder value; • overseeing employee development and succession planning for future leadership of the Company's businesses, corporate functions and executive officer roles; • direct executive oversight of six of the Company's fourteen internal homebuilding operating regions, including approval of investments in land and lots; and • direct executive oversight of the Chief Operating Officer, Chief Financial Officer and two corporate departments.
Michael J. Murray **Executive Vice President & Chief Operating Officer** Primary responsibilities include: • shared executive coordination of the operations of the Company's homebuilding, financial services, rental, Forestar and other businesses; • overseeing employee development and succession planning for future leadership of the Company's businesses, corporate functions and executive officer roles; • direct executive oversight of six of the Company's fourteen internal homebuilding operating regions, including approval of investments in land and lots; and • direct executive oversight of the rental business management team and two corporate departments.	**Bill W. Wheat** **Executive Vice President & Chief Financial Officer** Primary responsibilities include: • shared executive coordination of the operations of the Company's homebuilding, financial services, rental, Forestar and other businesses; • overseeing employee development and succession planning for future management leadership across the Company; • direct executive responsibility for ensuring the Company's capital structure, leverage and liquidity appropriately support operational growth and strategic plans; • direct executive oversight of two of the Company's fourteen internal homebuilding operating regions, including approval of investments in land and lots; and • direct executive oversight of the financial services management team and a majority of the corporate departments.

Executive Compensation

Compensation Discussion and Analysis

Overview

Our Compensation Committee strives to design a fair and competitive compensation program for executive officers that will attract, motivate and retain highly qualified and experienced executives, reward superior performance and provide incentives that are aligned with the performance of the Company, with an overall emphasis on maximizing long-term stockholder value. This Compensation Discussion and Analysis ("CD&A") provides information regarding our compensation objectives and the relationship between executive performance and executive compensation.

Our named executive officers ("NEOs") for fiscal 2025 were as follows, which reflects all individuals who served as our executive officers during fiscal 2025:

David V. Auld	Executive Chairman
Paul J. Romanowski	President and Chief Executive Officer
Michael J. Murray	Executive Vice President and Chief Operating Officer
Bill W. Wheat	Executive Vice President and Chief Financial Officer

Our Executive Compensation Principles Drive our Compensation Design

Our Board and its Compensation Committee strongly believe that it is in the best interests of stockholders to incent our executives to take actions that create sustainable stockholder value and reward them accordingly. To achieve that, the Compensation Committee has designed a compensation structure that is grounded in compensation principles which in turn drive our executive compensation objectives.

Executive Compensation Principles	Executive Compensation Objectives
Business Resilience	✓ Achieve long-term sustainability of our business
Alignment of Interests	✓ Align executive and stockholder interests with the goal of maximizing long-term stockholder value
Pay-for-Performance	✓ Recognize valuable short- and long-term individual contributions as well as overall Company performance
Attract and Retain	✓ Motivate and retain highly qualified and experienced executives who are capable of driving strategic objectives

Our executive compensation design promotes alignment with stockholders and protects their interests.

Feature	Rationale and Impact	Business Resilience	Alignment of Interests	Pay for Performance	Attract and Retain
Emphasize At-Risk and Performance-based Compensation	92% of fiscal 2025 CEO Target Pay is contingent on performance ("at-risk")	✓	✓	✓	
Balance Short- and Long-Term Incentives	Reward for actions that are intended to create short and long-term stockholder value	✓	✓	✓	✓
Equity Pay Mix	Majority of equity granted as Performance Stock Units ("PSUs")	✓	✓	✓	✓
Annual Cash and Equity Incentive Tied to Profitability	Reward for profitability that creates stockholder value No guaranteed bonuses	✓	✓	✓	✓
Stock Ownership Guidelines	Align executives' interests with those of long-term stockholders		✓	✓	✓
Clawback and Anti-hedging and Pledging Policies	Mitigate compensation risk and reinforce strong alignment with stockholder interests	✓	✓	✓	

Key Performance Highlights



Key Financial Metrics

- Revenue (in billions)
- Pre-Tax Income (in billions)
- Pre-Tax Income as a % of Revenue

Key Cash Flow Metrics

- Cash Dividends Paid (in billions)
- Common Stock Repurchases (in billions)
- Cash Provided by Operations (in billions)

Key Return & Leverage Metrics

- Return on Assets (1)
- Return on Equity (2)
- Consolidated Leverage Ratio (3)

Cumulative Five-Year Total Shareholder Return (TSR) (4)

- D.R. Horton, Inc.
- S&P 500 Index

(1) Return on assets is calculated as net income attributable to D.R. Horton for the year divided by average consolidated assets, where average consolidated assets is the sum of total asset balances for the trailing five quarters divided by five.

(2) Return on equity is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five.

(3) Consolidated leverage ratio represents consolidated notes payable divided by total capital (stockholders' equity plus consolidated notes payable).

(4) The TSR comparison assumes a hypothetical investment in D.R. Horton common stock and in the S&P 500 Index of $100 on September 30, 2020 and assumes that all dividends were reinvested.



| | As of and for the Fiscal Year Ended September 30, | | | | | % Change | |
| | | | | | | 2025 vs 2024 | 2025 vs 2021 |
Stock Price and Other Data	**2025**	**2024**	**2023**	**2022**	**2021**		
Common stock price	$ 169.47	$ 190.77	$ 107.47	$ 67.35	$ 83.97	(11)%	102%
Equity market capitalization (millions)	$ 49,905	$ 61,815	$ 35,986	$ 23,165	$ 29,895	(19)%	67%
Book value per share	$ 82.15	$ 78.12	$ 67.78	$ 56.39	$ 41.81	5%	96%
Diluted earnings per share	$ 11.57	$ 14.34	$ 13.82	$ 16.51	$ 11.41	(19)%	1%
Cash dividends paid per share	$ 1.60	$ 1.20	$ 1.00	$ 0.90	$ 0.80	33%	100%

Fiscal 2025 Compensation Highlights

Pay Mix

David V. Auld, Executive Chairman



83% Equity

Performance Based - 63%

4% Salary		**37%** PSUs	
13% PTI Bonus (Cash)		**33%** RSUs	
13% PTI Bonus (Equity)			

Paul J. Romanowski, President and CEO



83% Equity

Performance Based - 92%

3% Salary		**64%** PSUs	
14% PTI Bonus (Cash)		**5%** RSUs	
14% PTI Bonus (Equity)			

Other Named Executive Officers
(average)




83% Equity

Performance Based - 91%



- **3%** Salary
- **14%** PTI Bonus (Cash)
- **14%** PTI Bonus (Equity)
- **63%** PSUs
- **6%** RSUs

Executive	Fixed[1]	At-Risk[1]	Cash[2]	Equity[2]
David V. Auld	37%	63%	17%	83%
Paul J. Romanowski	8%	92%	17%	83%
Michael J. Murray	8%	92%	16%	84%
Bill W. Wheat	10%	90%	18%	82%

(1) The fixed portion of compensation includes the executive's base salary and the grant date fair value of time-based restricted stock units ("RSUs") that vest based on continued employment with the Company. Once granted, the value of RSUs fluctuates based on the Company's stock price. Percentages are rounded to the next whole number.

   The at-risk portion of compensation includes the executive's annual PTI Bonus and PSUs, which are at-risk based on Company performance against preestablished performance goals or criteria.

(2) Cash compensation includes the executive's base salary and the portion of the PTI Bonuses paid in cash (50%).

   Equity compensation includes the remainder of the PTI Bonuses paid in common stock and the grant date fair value of PSUs and RSUs for each named executive officer.

The Compensation Committee reviewed the key operating and financial results achieved in fiscal 2025 and determined that the mix of cash bonus and equity bonus was appropriate based on the results achieved (see *"Fiscal 2025 — PTI Bonus Results and Payout"* on page 30).

Components of Compensation

Based on the objectives discussed above, our Compensation Committee structures executive pay to focus on, and reward executives for, actions that create sustainable stockholder value. For fiscal 2025, our executive compensation program included what the Compensation Committee believes to be an appropriate mix of cash and equity compensation, with a significant emphasis on performance-based incentives that are earned only when the Company achieves preestablished performance goals.

For fiscal 2025, the Compensation Committee designed a pay structure that it believes best serves the interests of stockholders as outlined in the table below:

Pay Element	At-Risk	Purpose of Pay Element	What the Pay Element Rewards	Key Highlights
Base Salary		Provide fixed base compensation for each executive	Skills, experience, competence, performance, responsibility, leadership and contribution to the Company	✓ Base salaries remained unchanged for all NEOs during fiscal 2025; amounts remain below comparable positions in our peer group
PTI Bonus	✓	Encourage profitable growth, disciplined operational efficiency and cost control	Annual achievement of metrics that measure execution and results of strategic goals	✓ Subject to dollar cap for all NEOs ✓ Payouts split equally between cash and equity
PSUs	✓	Focus on longer-term performance and alignment with long-term stockholders	Achievement of multi-year financial performance goals and value creation	✓ Three-year performance period ✓ PSUs comprise majority of target fiscal 2025 equity compensation ✓ Performance metrics for operating returns, earnings and shareholder returns
RSUs		Alignment with stockholders and long-term stockholder returns	Long-term stockholder value creation	✓ Three- to five-year vesting provides retentive value
Executive Chairman Pay At Risk %		63%		
CEO Pay At Risk %		92%		
Other NEOs Pay At Risk %		91%		

Cash Compensation: Base Salaries and Performance Bonuses

Base Salaries – Named Executive Officers

Base salaries provide a fixed level of annual cash compensation for our NEOs. When setting fiscal 2025 base salaries, we considered the following factors:

- level of experience, responsibility and tenure;
- national scope of the Company's operations;
- individual contributions to achieving Company objectives;
- amount of fixed cash compensation considered appropriate to retain the executive's services;
- average and median base salaries of comparable executives in our peer group; and
- recommendations of Mr. Auld, other than for himself.

The Compensation Committee did not assign specific weights to the factors listed above, did not target a specific percentile ranking based on peer group salaries, and did not target a percentage that the base salaries should be relative to total compensation. Rather, the review of base salaries is done on a holistic basis in light of all of the factors noted above. Following such review, the Compensation Committee determined that base salaries were at an appropriate level for all NEOs and thus did not make any adjustments to fiscal 2024 levels. Base salaries, which remained unchanged from fiscal 2024 for all our NEOs for fiscal 2025, are set forth in the following table:

| Name | Base Salary | |
	2025	2024
David V. Auld	$ 700,000	$ 700,000
Paul J. Romanowski	$ 700,000	$ 700,000
Michael J. Murray	$ 500,000	$ 500,000
Bill W. Wheat	$ 500,000	$ 500,000

Fiscal 2025 – Pre-Tax Income Performance Bonus

Consistent with our compensation philosophy to link pay with performance, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat each had the opportunity to earn a performance bonus ("PTI Bonus") based on the Company's pre-tax income ("PTI") earned during fiscal 2025. PTI is defined as consolidated income before income taxes, as reported by the Company in its consolidated financial statements prepared in accordance with generally accepted accounting principles. The Compensation Committee believes that strong profitability is a key driver of long-term stockholder value creation.

The payout percentages and the maximum potential payout dollar amounts for each executive were set by the Compensation Committee at the beginning of the fiscal year and were subjectively determined rather than based on a specific formulaic methodology. The fiscal 2025 payout percentages for each NEO remained the same as for fiscal 2024 and the maximum payout dollar amount remained the same for all NEOs except for Mr. Auld (decrease of $4 million) and Mr. Romanowski (increase of $1 million), which the Compensation Committee determined was appropriate in light of market practices and the NEOs' responsibilities. The Compensation Committee also reserves the right to decrease, but not increase, the final earned PTI Bonus amounts at its discretion. Positive PTI must be achieved for any PTI bonus to be earned. If the Company has a pre-tax loss, then no bonuses would be earned under the PTI Bonus program.

Consistent with fiscal 2024, earned PTI Bonuses are paid 50% in cash and 50% in Company stock for all NEOs. The maximum payout percentages for the PTI Bonus for each NEO and the bonuses earned under the PTI Bonus program in fiscal 2025 are shown in the following tables.

PTI Bonus Payout Rates and Maximum Potential Payouts

| Name | Percent of Pre-Tax Income | | |
	Fiscal 2025	Fiscal 2024	Fiscal 2023
David V. Auld	0.10%[1]	0.10%	0.20%
Paul J. Romanowski	0.15%[2]	0.15%	0.10%
Michael J. Murray	0.125%[3]	0.125%	0.10%
Bill W. Wheat	0.10%[1]	0.10%	N/A

(1) Payout capped at $10 million with the amount earned split equally between cash and Company stock.

(2) Payout capped at $15 million with the amount earned split equally between cash and Company stock.

(3) Payout capped at $12.5 million with the amount earned split equally between cash and Company stock.

Fiscal 2025 – PTI Bonus Results and Payout

The tables below set forth the Company's PTI and PTI Bonuses paid in cash and stock for fiscal 2025 to Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat:

David V. Auld

Semi-Annual Period	PTI	Maximum Bonus Percentage	Total Bonus Earned	Portion of Bonus Paid	
				Cash	Stock
1st Semi-Annual Period Ended March 31, 2025	$ 2,177,061,398	0.10%	$ 2,177,061	$ 1,088,525	$ 1,088,536
2nd Semi-Annual Period Ended September 30, 2025	$ 2,562,817,523	0.10%	$ 2,562,818	$ 1,281,376	$ 1,281,442
Annual Amount	**$4,739,878,921**	**0.10%**	**$ 4,739,879**	**$ 2,369,901**	**$ 2,369,978**

Paul J. Romanowski

Semi-Annual Period	PTI	Maximum Bonus Percentage	Total Bonus Earned	Portion of Bonus Paid	
				Cash	Stock
1st Semi-Annual Period Ended March 31, 2025	$ 2,177,061,398	0.15%	$ 3,265,592	$ 1,632,788	$ 1,632,804
2nd Semi-Annual Period Ended September 30, 2025	$ 2,562,817,523	0.15%	$ 3,844,226	$ 1,922,139	$ 1,922,087
Annual Amount	**$4,739,878,921**	**0.15%**	**$ 7,109,818**	**$ 3,554,927**	**$ 3,554,891**

Michael J. Murray

Semi-Annual Period	PTI	Maximum Bonus Percentage	Total Bonus Earned	Portion of Bonus Paid	
				Cash	Stock
1st Semi-Annual Period Ended March 31, 2025	$ 2,177,061,398	0.125%	$ 2,721,327	$ 1,360,657	$ 1,360,670
2nd Semi-Annual Period Ended September 30, 2025	$ 2,562,817,523	0.125%	$ 3,203,522	$ 1,601,833	$ 1,601,689
Annual Amount	**$4,739,878,921**	**0.125%**	**$ 5,924,849**	**$ 2,962,490**	**$ 2,962,359**

Bill W. Wheat

Semi-Annual Period	PTI	Maximum Bonus Percentage	Total Bonus Earned	Portion of Bonus Paid	
				Cash	Stock
1st Semi-Annual Period Ended March 31, 2025	$ 2,177,061,398	0.10%	$ 2,177,061	$ 1,088,525	$ 1,088,536
2nd Semi-Annual Period Ended September 30, 2025	$ 2,562,817,523	0.10%	$ 2,562,818	$ 1,281,376	$ 1,281,442
Annual Amount	**$4,739,878,921**	**0.10%**	**$ 4,739,879**	**$ 2,369,901**	**$ 2,369,978**

For fiscal 2025, the maximum PTI Bonus was capped at $10 million for Mr. Auld, $15 million for Mr. Romanowski, $12.5 million for Mr. Murray and $10 million for Mr. Wheat. The number of shares issued for the equity portion of the PTI bonus was calculated by dividing the applicable bonus amount by the Company's closing stock price on the date the Compensation Committee approved the award payout. Amounts attributable to any fractional shares for the equity component were paid in cash.

Equity Compensation: Performance and Time-Based

Our Compensation Committee believes that performance and time-based equity awards should be the primary long-term components of our executive compensation program. These awards are intended to align the financial interests of our executive officers with those of our stockholders by focusing on maximizing Company performance over an extended period and supporting the retention of our talented executives.

Performance Equity. Performance stock units ("PSUs") are earned by achieving defined performance goals over a three-year performance period. PSUs are designed to motivate our executives to deliver superior results on key metrics, measured relative to other companies or goals, which we believe will drive long-term value for stockholders.

Time-Based Equity. Restricted stock units ("RSUs") vest over a three- or five-year time period, contingent on continued service to the Company. RSUs promote the retention of our experienced, high-performing executive officers whose skills, significant industry experience and strong past performance have been instrumental in the Company's success.

Each year, the Compensation Committee determines the number and value of PSUs to be awarded for the upcoming three-year performance period, the maximum number of PSUs that could be earned and the number and value of RSUs to be awarded, as well as all other components of each executive's compensation.

Fiscal 2025 Equity Incentive Awards – Target 2027 PSUs and RSUs

In fiscal 2025, the Compensation Committee awarded the following target number of PSUs (the "2027 PSUs") and RSUs to each of the NEOs as follows:

Name	Target Number of 2027 PSUs	Grant Date Value of 2027 PSUs[1]	Number of RSUs	Grant Date Value of RSUs[2]	Equity Pay Mix (PSUs as % of Grant Date Value of Equity)
David V. Auld	36,079	$ 6,363,975	36,785	$ 5,835,572	52.2%
Paul J. Romanowski	90,198	$ 15,910,025	7,820	$ 1,219,607	92.9%
Michael J. Murray	75,165	$ 13,258,354	7,820	$ 1,219,607	91.6%
Bill W. Wheat	54,119	$ 9,546,050	7,055	$ 1,100,298	89.7%

(1) The grant date fair value of the 2027 PSUs is $176.39 per unit as determined in accordance with accounting guidance for share-based payments and takes into account the probable outcome of the applicable performance conditions at grant (which was determined to be target achievement).

(2) The grant date fair value of the November 20, 2024 RSUs is $158.64 per unit for those vesting in three years and $155.96 per unit for those vesting in five years as determined in accordance with accounting guidance for share-based payments and reflect discounts for the lack of dividend accruals during the relevant vesting period.

Fiscal 2025 – 2027 PSUs (Performance Period Ending September 30, 2027)

The 2027 PSU awards include four performance metrics and will vest based on the final performance rankings after the completion of the performance period, which is the three-year period from October 1, 2024 through September 30, 2027 (the "2027 Performance Period"). The 2027 PSU awards are subject to the following metrics and goals:

Metric (Weight)	Comparator Group	Threshold Performance	Threshold Vesting	Target Performance	Target Vesting	Maximum Performance	Maximum Vesting
Relative TSR Performance (30%)[1]	S&P 500 Index TSR	9 points below Index	6.67% of award	5 points above Index	100% of award	30 points above Index	300% of award
Relative ROA Performance (25%)	S&P 500 Companies	41st percentile	6.67% of award	55th percentile	100% of award	Greater than or equal to 90th percentile	200% of award
Relative PT-ROA Performance (20%)	Homebuilding Peer Group	6th rank out of 9 companies	50% of award	3rd rank out of 9 companies	100% of award	1st rank out of 9 companies	200% of award
EPS Growth Performance (25%)[2]	Prior 3-year performance period	0% Cumulative Growth	10% of award	10% Cumulative Growth	100% of award	Greater than or equal to 20% Cumulative Growth	200% of award

(1)   If performance is 15 points above the S&P 500 Index, vesting is 200% of award.

(2)   If cumulative EPS growth is 3%, vesting is 50% of award.

TSR:	means "total shareholder return" (stock price change plus dividends paid assuming reinvestment of dividends) of the Company over the 2027 Performance Period as determined by Standard and Poor's using the same methodology used in preparing the stock performance graph included each year in the Company's Form 10-K.
ROA:	means "return on assets" which is the Company's consolidated net income or loss divided by average total assets over the 2027 Performance Period.
PT-ROA:	means "pre-tax return on assets" which is the Company's consolidated pre-tax income or loss divided by average total assets net of cash over the 2027 Performance Period.
EPS Growth:	means the percentage increase in the Company's cumulative diluted earnings per share over the 2027 Performance Period as compared to its cumulative diluted earnings per share for the prior three-year performance period (October 1, 2021 to September 30, 2024).

Consistent with the prior year, the Compensation Committee utilized relative TSR and relative PT-ROA performance goals for the 2027 PSU awards granted in fiscal 2025. Relative TSR compares our TSR to the S&P 500 Index TSR and rewards returns that outperform a broad-based market benchmark. Relative PT-ROA measures how efficiently our non-cash assets are used to generate pre-tax income and rewards returns that outperform our homebuilding industry peers. The Company's homebuilding peer group for the 2027 PSU awards consists of the eight publicly traded homebuilding companies listed on page 37 plus D.R. Horton. Consistent with enhancements made to the 2026 PSUs based on feedback from our stockholders, the 2027 PSUs require a 6th rank out of 9 for vesting at threshold and a 3rd rank out of 9 for vesting at target for the relative PT-ROA.

For the 2027 PSUs, the Company reduced the weighting of the Relative PT-ROA performance goal, removed the relative Operating Margin performance goal and added performance goals for relative Return on Assets ("ROA") and EPS Growth. Relative ROA measures the Company's net income relative to total assets compared to the ROAs achieved by the largest U.S. companies in the S&P 500. EPS Growth measures the Company's increase in earnings per share to reward consistent long-term earnings growth.

The Compensation Committee believes that this set of balanced performance metrics directly links pay to superior operational execution, capital efficiency, sustained earnings growth and long-term value creation for our stockholders.

When determining the target number of 2027 PSUs to grant to each NEO in fiscal 2025, the Compensation Committee reviewed the estimated value of these awards in relation to the Company's consolidated revenue, pre-tax income and other operating results. The Compensation Committee chose to set the maximum payout at two times the target amounts for three performance goals and at three times the target amount for one performance goal to reward superior performance above the target levels. When the 2027 PSUs were granted, the target and maximum amounts were subjective determinations and not based on any formulaic method or benchmark. At the beginning of fiscal 2025, the Compensation Committee approved an increase to the target grant value of PSUs awards for all of the NEOs, other than Mr. Auld, to align to market practices and reinforce our pay for performance philosophy. For Mr. Auld, the Compensation Committee approved shifting a greater percentage of his pay mix to RSUs as his responsibilities as Executive Chairman continued to evolve since being appointed to such position in fiscal 2024. Additional information on the grant date fair value of the 2027 PSUs is set forth in the *"Summary Compensation Table"* on page 39 and the *"Grants of Plan-Based Awards in Fiscal 2025"* table on page 40.

2025 PSUs – Ranking Results and Vesting Based on Actual Performance

In October 2025, the Compensation Committee reviewed the performance achieved for the PSUs granted in October 2022 (the "2025 PSUs") to each of our then serving NEOs. The 2025 PSUs had a three-year performance period from October 1, 2022 through September 30, 2025 (the "2025 Performance Period"), and vested based on achieving performance under the four performance goals ("Performance Goals") in the table below. The number of shares earned and issued are set forth in the table under the heading *"Final Results"* on page 34.

Performance Goal	Performance Comparison	Weighting to Total Award
Relative TSR	S&P 500 Index TSR	25%
Relative ROI	Peer Group	25%
Relative SG&A	Peer Group	25%
Relative GP	Peer Group	25%

TSR:	means "total shareholder return" (stock price change plus dividends assuming reinvestment of dividends) of the Company over the 2025 Performance Period as determined by Standard and Poor's using the same methodology used by Standard and Poor's in preparing the stock performance graph included each year in the Company's Form 10-K.
ROI:	means "return on investment" which is consolidated pre-tax income or loss divided by average total assets over the 2025 Performance Period.
SG&A:	means consolidated "selling, general and administrative expense" (including corporate general and administrative expenses) as a percentage of consolidated revenues over the 2025 Performance Period.
GP:	means homebuilding segment "gross profit" defined as homebuilding revenues minus homebuilding cost of sales, including inventory and land option charges, divided by homebuilding revenues over the 2025 Performance Period.

The following tables set forth the number of 2025 PSUs that could have been earned based on the final performance rankings of the Company.

TSR Portion of Award (weighted 25% of target award)

Company TSR Relative to S&P 500 Index TSR	Percentage of Target Award		David V. Auld	Paul J. Romanowski and Michael J. Murray	Bill W. Wheat
				Number of PSUs Earned	
10 Points Below Index	*Forfeited*		Zero	Zero	Zero
9 Points Below Index	*Threshold*	10%	5,000	1,875	1,250
Equal to S&P 500 Index TSR	*Target*	100%	50,000	18,750	12,500
10 Points Above Index	*Maximum*	200%	100,000	37,500	25,000

Each of the ROI, SG&A and GP Portions of Award (each weighted 25% of target award)

Performance Level Compared to Peer Group	Percentage of Target Award		David V. Auld	Paul J. Romanowski and Michael J. Murray	Bill W. Wheat
				Number of PSUs Earned	
7th - 9th Ranks	*Forfeited*		Zero	Zero	Zero
6th Rank	*Threshold*	50%	25,000	9,375	6,250
3rd Rank	*Target*	100%	50,000	18,750	12,500
1st Rank	*Maximum*	200%	100,000	37,500	25,000

As set forth in the tables above, the number of 2025 PSUs could have been earned at a maximum of 400,000 for Mr. Auld, 150,000 for each of Mr. Romanowski and Mr. Murray, and 100,000 for Mr. Wheat upon maximum achievement of each of the four Performance Goals and forfeited by each executive in the event of below threshold performance of each of the four Performance Goals. For the 2025 PSUs, the Company's peer group consisted of the following publicly traded homebuilding companies: KB Home, Lennar, Meritage Homes, NVR, PulteGroup, Taylor Morrison, Toll Brothers, and Tri Pointe Homes. M.D.C. Holdings, Inc. was removed from the peer group following its acquisition by Sekisui House, Ltd. in April 2024. Each 2025 PSU represented the contingent right to receive one share of common stock if vesting was satisfied. The 2025 PSUs had no rights to dividends or voting prior to vesting and payout in common stock.

Vesting of the 2025 PSUs with respect to the TSR Performance Goal was determined after the 2025 Performance Period based on a comparison of the Company's TSR to the S&P 500 Index's TSR as computed by Standard and Poor's using their TSR methodology. Vesting of the 2025 PSUs with respect to the ROI, SG&A and GP Performance Goals was determined after the 2025 Performance Period based on the relative ranking of the Company's performance on each Performance Goal to each peer group company's performance on each Performance Goal.

The following tables set forth the final relative rankings for the relative TSR, ROI, SG&A and GP Performance Goals with respect to the 2025 PSUs:

Final Relative Rankings

Company / Index Name	Relative Total Shareholder Return	
	September 30, 2022	September 30, 2025
D.R. Horton, Inc.	100	259.05*
S&P 500 Index	100	195.01

* The TSR comparison between the Company and the S&P 500 Index is over the three-year performance period and assumes a hypothetical investment of $100 in the Company's common stock and a $100 investment in the S&P 500 Index on September 30, 2022 and assumes all dividends are reinvested. The Company's TSR was 64.04 points above the S&P 500 Index for the three-year period ending September 30, 2025, as reflected in the table above.

Performance Goal	ROI, SG&A and GP Rankings								
	9th Place	8th Place	7th Place	6th Place	5th Place	4th Place	3rd Place	2nd Place	1st Place
Relative ROI	33.46 %	34.51 %	37.50 %	38.16 %	41.62 %	46.29 %	**51.42 % ***	67.00 %	95.65 %
Relative SG&A	12.21 %	11.78 %	11.41 %	10.21 %	9.94 %	**9.90 % ***	9.27 %	9.08 %	6.83 %
Relative GP	20.78 %	21.88 %	**22.61 % ***	22.81 %	23.48 %	23.64 %	23.84 %	26.57 %	28.38 %

* Final performance goal ranking attained by the Company: 3rd place on ROI, 4th place on SG&A and 7th place on GP.

Final Results

The final payout was based on the three-year performance period ended September 30, 2025.

Final Company Performance Rankings	David V. Auld		Paul J. Romanowski and Michael J. Murray		Bill W. Wheat	
	Target Number of PSUs Awarded	Number of PSUs Earned	Target Number of PSUs Awarded	Number of PSUs Earned	Target Number of PSUs Awarded	Number of PSUs Earned
TSR = 10+ Points Above	50,000	100,000	18,750	37,500	12,500	25,000
ROI = 3rd Place	50,000	50,000	18,750	18,750	12,500	12,500
SG&A = 4th Place	50,000	41,667	18,750	15,625	12,500	10,417
GP = 7th Place	50,000	—	18,750	—	12,500	—
Total	**200,000**	**191,667**	**75,000**	**71,875**	**50,000**	**47,917**

After reviewing the rankings for the 2025 PSUs, on October 21, 2025, the Compensation Committee approved the issuance of 191,667, 71,875, 71,875 and 47,917 shares of common stock to Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat, respectively, which reflected a final payout of 95.8% of the target amount for these awards.

Retirement Benefits

Our executive officers participate in the retirement plans described below, each of which is available to numerous other company employees. We believe these retirement plans are important components of a competitive long-term compensation program that encourages saving for retirement and promotes long-term retention of our executive officers.

Profit Sharing Plus Plan (401(k) plan). Our executive officers participate in our Company-wide 401(k) plan. Executive officers, like all other eligible employees, may contribute between 1% and 75% of their earnings, on a pre-tax basis, into the 401(k) plan, subject to tax code limits. For 2025, the maximum amount that could be contributed was $23,500 ($31,000 for participants 50-59 years old or 64 years old or older, $34,750 for participants 60-63 years old). The Company makes a matching contribution to the participant's account in an amount of $0.50 for each $1.00 contributed by the participant up to 6% of his or her salary, subject to IRS limits. Matching contributions for executive officers are included in the *"All Other Compensation*" column in the *"Summary Compensation Table"* on page 39.

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified plan maintained for a select group of management or highly compensated employees, including executive officers, to provide deferred compensation benefits in excess of the IRS contribution limits in qualified retirement plans. The plan allows participants to defer a portion of current compensation to be paid at defined future dates or at retirement or separation of service.

SERP 2. The Amended and Restated Supplemental Executive Retirement Plan 2 ("SERP 2") is a nonqualified plan for eligible participants, including our executive officers, region presidents, division presidents and other key employees, to accrue supplemental Company benefits payable upon retirement, separation of service, death, disability or change in control of the Company. Under the SERP 2, if a participant is employed by the Company on the last day of the fiscal year, the Company will establish a liability equal to 10% of the participant's annual base salary as of the first day of such fiscal year. This liability will accrue earnings in future years at a rate established by the plan's administrative committee.

In fiscal 2025, the Compensation Committee reviewed the amounts listed in the column titled *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* in the *"Summary Compensation Table"* on page 39, which represents the above-market portion of earnings on SERP 2 balances. This review included data related to the dollar amounts disclosed in the same column titled *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* in the Summary Compensation Tables for each of the CEOs or principal executive officers of each company in our peer group in their most recently filed proxy statements. The Compensation Committee believes the amounts accrued for above-market earnings on SERP 2 balances are reasonable when compared to our peer group and the total compensation packages offered to our NEOs. The Company does not provide our NEOs with employment agreements, severance agreements or other forms of guaranteed retirement benefits other than the 401(k) matching contribution. As a result, our SERP 2 program serves as a useful and reasonable fixed component of our overall compensation package.

Other Compensation and Stock Matters

Stock Ownership Guidelines. Historically, our executive officers have maintained significant ownership of our common stock. See *"Beneficial Ownership of Common Stock"* on pages 53 and 54. Our Board has adopted Stock Ownership Guidelines for directors and executive officers, which are available on our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section. Our Stock Ownership Guidelines require that within five years of the election as a new director or appointment as an executive officer, such person shall maintain ownership of our common stock with a value equal to a multiple of (i) for non-employee directors, the annual cash board fee, and (ii) for executive officers, their annual base salary.

The multiples are as follows:
- Executive Chairman of the Board, 5x
- Chief Executive Officer, 4x
- Chief Operating Officer and Chief Financial Officer, 3x
- Other Executive Officers, 2x
- Non-Employee Directors, 3x

If after four years, the Nominating and Governance Committee determines a participant is unlikely to satisfy the ownership requirements within the five-year time frame, the Nominating and Governance Committee may require the participant to retain 25% of the net shares (after taxes) received as compensation or fees from the Company until ownership guidelines are met.

As of December 1, 2025, each of our executive officers and non-employee directors satisfied the stock ownership requirements, or was within the applicable five-year compliance window.

Double Trigger Acceleration of Vesting upon a Change in Control. All currently outstanding time-based equity awards held by our executive officers include a "double trigger" vesting provision. Under this provision, unvested time-based equity awards will vest only if both (i) a change in control occurs and (ii) within 24 months after the change in control the executive is either (a) terminated by the Company or its acquirer without cause, or (b) resigns for good reason. The Compensation Committee intends to include this provision in all time-based equity awards to executive officers.

Delinquent Section 16(a) Reports

Section 16 of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons holding more than 10% of our common stock to report their initial ownership of our common stock and any subsequent changes in ownership to the SEC within specified timeframes. We are required to disclose any filings that are not timely. Based on our review of forms filed with the SEC, we believe that all required Section 16(a) reports were filed timely during fiscal 2025, except that Chad Crow had one delinquent Section 16(a) report. Although Mr. Crow's initial Form 3 filing was timely made on August 28, 2024, the Company determined on October 30, 2024 that Mr. Crow in fact owned 134 shares of common stock as of the time of the original Form 3 filing and amended the Form 3 on that date to include those inadvertently omitted shares.

Process for Determining Compensation

Authority and Role of Compensation Committee

Our Compensation Committee evaluates the performance of, and approves compensation for, our Executive Chairman, our CEO and our other NEOs. The Compensation Committee also administers our equity compensation programs and our executive officer bonus plans. Our Compensation Committee has the authority to delegate any of its responsibilities to a subcommittee of the Compensation Committee comprised of at least two members and, in certain circumstances, to any other committee of directors. The duties of the Compensation Committee are summarized under *"Compensation Committee"* on page 19, and the complete list is set forth in the Compensation Committee Charter.

Roles of Executive Chairman and Chief Executive Officer

Our Executive Chairman and CEO review and discuss salary and bonus compensation of the other NEOs, and our Executive Chairman makes recommendations to the Compensation Committee regarding the salaries and incentive bonus compensation of our NEOs, other than for himself.

Review of Compensation; Role of Compensation Consultant

The Compensation Committee reviews executive officer compensation on a regular basis. The Compensation Committee met quarterly during fiscal 2025 and held additional conference calls and discussions with management as needed. During fiscal 2025, the Compensation Committee continued its engagement of Meridian Compensation Partners ("Meridian") to provide executive and director compensation consulting services, including advice regarding program design and implementation, market information, regulatory updates and trends in executive compensation and benefits. Interactions between Meridian and management are generally limited to discussions on behalf of, or at the direction of, the Compensation Committee to fulfill requests. During fiscal 2025, Meridian did not provide any other services to the Company. Based on these factors, the Compensation Committee's evaluation of Meridian's independence pursuant to the requirements approved and adopted by the SEC and NYSE, and information provided by Meridian, the Compensation Committee determined that Meridian is independent and the work performed did not raise any conflicts of interest.

Say-on-Pay Results and Stockholder Feedback

We value the opinions of our stockholders regarding our executive compensation policies and practices. At the 2025 Annual Meeting of Stockholders, approximately 92.6% of the votes cast in our say-on-pay advisory vote were in favor of our executive compensation policies and practices. Based on the support shown in our say-on-pay advisory vote, the Compensation Committee did not make any changes to our fiscal 2025 executive compensation program in specific response to such advisory vote.

Use of Compensation Peer Group Data

Our Board of Directors and Compensation Committee believe providing a competitive pay program is a key factor to developing and retaining our leadership team and has been a fundamental reason for our Company's success.

Our Compensation Committee considers a variety of factors when determining our peer groups including market capitalization, competition in our industry and operating markets and mergers, acquisitions and consolidations. The Compensation Committee primarily uses the Performance Peer Group below due to the competitive nature of the homebuilding industry. The Compensation Committee recognizes that the Company competes for talent not only within the homebuilding industry but also for executives with the requisite skills and experience who are employed at companies of comparable size outside of the sector, so the Company also utilizes a Benchmarking Peer Group to evaluate and compare executive pay.

The Compensation Committee utilizes compensation data from both our Performance and Benchmarking Peer Groups of publicly traded companies to analyze compensation decisions. However, the Compensation Committee does not target a specific percentile or ranking relative to either peer group.

Our Performance Peer Group for fiscal 2025 remained unchanged from fiscal 2024 and consisted of eight publicly traded homebuilding companies with market capitalizations ranging from approximately $3.0 billion to $32.0 billion as of September 30, 2025. Our market capitalization on that date was $49.9 billion. For fiscal 2026, our Performance Peer Group consists of these same eight publicly traded homebuilding companies.

In fiscal 2025, Meridian Compensation Partners provided additional market analysis and executive compensation data to the Compensation Committee to aid it in reviewing and analyzing compensation data for our NEOs. The market analysis provided by Meridian Compensation Partners included a broader set of S&P 500 companies of similar size, complexity and industry traits, from which the thirteen companies in the Benchmarking Peer Group table below were selected. When determining the peer group average, ranking and median, our Company is included with the companies in the Benchmarking Peer Group. Relative to fiscal 2024, Fiserv, Inc, PPG Industries, Inc, Quanta Services, Inc. and T-Mobile US, Inc. were added to the peer group and Masco Corporation was removed to better align with the benchmarking criteria discussed above.

Performance Peer Group	
KB Home	PulteGroup, Inc.
Lennar Corporation	Taylor Morrison Home Corporation
Meritage Homes Corporation	Toll Brothers, Inc.
NVR, Inc.	Tri Pointe Homes, Inc.

Benchmarking Peer Group	
Builders FirstSource, Inc.	Quanta Services, Inc.
Carrier Global Corp.	T-Mobile US, Inc.
Fiserv, Inc.	The Home Depot, Inc.
Lowes Companies, Inc.	The Sherwin-Williams Company
Mohawk Industries, Inc.	Trane Technologies Plc
NIKE, Inc.	Whirlpool Corporation
PPG Industries, Inc.	

Compensation Risk Analysis

The Compensation Committee has designed and established short- and long-term compensation programs intended to reward desired performance and mitigate inappropriate risk-taking. The Compensation Committee believes the following compensation components achieve this balance:

Base Salary:	The Compensation Committee sets fixed base salaries in amounts it believes are commensurate with each executive's level of experience, responsibility and tenure. The Compensation Committee believes providing an appropriate base salary mitigates inappropriate risk-taking by providing a fixed and certain level of semi-monthly income.
Annual Bonus Plan:	For fiscal 2025, the Compensation Committee approved an annual incentive bonus opportunity for each NEO based on the Company's pre-tax income with a maximum bonus cap for each executive. The Compensation Committee also retains sole discretion to reduce the payout when it believes the results achieved would result in an inappropriate level of annual pay when viewed in the context of the executive's total compensation, the Company's performance, as well as the individual's performance. The maximum bonus caps and the Compensation Committee's right to decrease, but not increase, the final earned PTI Bonus amounts at its discretion mitigates compensation risk related to the PTI Bonus program.
Long-Term Equity:	The Compensation Committee grants a combination of PSUs and RSUs to our NEOs to reward superior performance on key operational and financial objectives over a multi-year period. Measuring results over several fiscal years helps mitigate risk by allowing performance to be assessed in the context of sustained business results rather than short-term or one-time events that may not be indicative of long-term success.
Restricted Stock Units:	RSUs are included as a component of long-term compensation to support retention of key executives. We do not grant RSUs or PSUs in coordination with the release of material non-public information, nor time the disclosure of such information for the purpose of affecting the value of executive compensation. RSU grants undergo several levels of review, including legal, human resources and accounting, to ensure the terms of the RSUs approved by the Compensation Committee are consistent with the awards issued.
Performance Goals:	The performance goals for fiscal 2025 executive compensation were based on consolidated pre-tax income, relative total shareholder return, relative return on assets, relative pre-tax return on assets and EPS growth. The Company maintains robust internal controls to ensure the accuracy of the calculations and award payouts.
Discretion and Clawback:	The Compensation Committee has the sole discretion to reduce the final PTI Bonus payout, mitigating potential compensation risk. While the Compensation Committee does not have the discretion to reduce time-based equity awards or performance-based equity awards once earned, the payouts are subject to the Company's Clawback Policy and the clawback provisions of the Sarbanes-Oxley Act. The policy is posted on our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section.
Pledging/Hedging Company Securities:	Our directors, officers, employees, consultants and certain other persons and entities are prohibited from pledging or hedging Company securities, or engaging in other transactions designed to hedge or offset any decrease in the market value of our securities.

Compensation Committee Report

Based on our review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Annual Report on Form 10-K of D.R. Horton, Inc. for the fiscal year ended September 30, 2025 filed with the Securities and Exchange Commission.

Compensation Committee:

M. Chad Crow, Committee Chair

Brad S. Anderson

Maribess L. Miller

The Compensation Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Compensation Committee Report by reference therein.

Executive Compensation Tables

The following tables present the compensation we paid or awarded to our named executive officers during our fiscal years ended September 30, 2025, 2024 and 2023.

Summary Compensation Table

Name and Current Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total Compensation
David V. Auld	2025	$ 700,000	—	$ 14,569,525	$ 2,369,901	$ 216,377	$ 80,500	$ 17,936,303
Executive Chairman	2024	$ 700,000	—	$ 13,773,848	$ 3,142,380	$ 177,167	$ 80,350	$ 17,873,745
	2023	$ 700,000	—	$ 24,791,961	$ 6,314,709	$ 196,287	$ 79,900	$ 32,082,857
Paul J. Romanowski	2025	$ 700,000	—	$ 20,684,523	$ 3,554,927	$ 108,083	$ 80,500	$ 25,128,033
President and Chief Executive Officer	2024	$ 700,000	—	$ 19,565,399	$ 4,713,415	$ 86,905	$ 80,350	$ 25,146,069
	2023	$ 500,000	—	$ 7,219,367	$ 6,314,679	$ 95,396	$ 59,900	$ 14,189,342
Michael J. Murray	2025	$ 500,000	—	$ 17,440,320	$ 2,962,490	$ 90,715	$ 60,500	$ 21,054,025
Executive Vice President and Chief Operating Officer	2024	$ 500,000	—	$ 15,968,950	$ 3,927,981	$ 73,338	$ 60,350	$ 20,530,619
	2023	$ 500,000	—	$ 7,219,367	$ 6,314,679	$ 80,061	$ 59,900	$ 14,174,007
Bill W. Wheat	2025	$ 500,000	—	$ 13,016,326	$ 2,369,901	$ 127,495	$ 60,500	$ 16,074,222
Executive Vice President and Chief Financial Officer	2024	$ 500,000	—	$ 12,393,229	$ 3,142,380	$ 103,994	$ 60,350	$ 16,199,953
	2023	$ 500,000	$ 3,000,000	$ 4,812,911	—	$ 114,707	$ 59,900	$ 8,487,518

(1) The amount listed represents a performance cash bonus previously paid to Mr. Wheat. In fiscal 2024, Mr. Wheat began participating in the PTI Bonus plan.

(2) For fiscal 2025, the amounts include the grant date fair value of both the 2027 PSUs and the RSUs. The 2027 PSUs and RSUs grant date fair values and additional information regarding the 2027 PSUs and the RSUs are discussed in footnotes 2 and 3, respectively, to the *"Grants of Plan-Based Awards in Fiscal 2025"* table on page 40. The amounts also include the value of the stock portion of the PTI Bonus paid in the applicable fiscal year calculated using our stock price on the date of grant. See *"Fiscal 2025 – PTI Bonus Results and Payout"* on page 30 for additional information. If the maximum number of 2027 PSUs was used, the total grant date fair value of the 2027 PSUs would be $14,637,019 for Mr. Auld, $36,593,164 for Mr. Romanowski, $30,494,303 for Mr. Murray and $21,955,792 for Mr. Wheat.

(3) Amounts reflect the cash portion of the PTI Bonus. For fiscal 2025, the Compensation Committee determined for each NEO that 50% of the PTI Bonus was to be paid in cash and 50% was to be paid in stock. The portion of the PTI Bonus otherwise payable in stock, but for which a full share could not be purchased, was paid in cash and is reported in this column. See *"Fiscal 2025 – PTI Bonus Results and Payout"* on page 30 for additional information.

(4) Amounts reflect the above-market portion of earnings accrued on each NEO's outstanding balance under the SERP 2. This amount is further discussed under the heading *"SERP 2"* on page 35.

(5) For fiscal 2025, the amounts under *"All Other Compensation"* include the following components:

  (a) Credits made by the Company of $70,000, $70,000, $50,000 and $50,000 to the respective accounts of Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat under the SERP 2.

  (b) Matching contributions of $10,500 to the respective accounts of Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat under the D.R. Horton 401(k) plan.

  (c) Occasionally, our NEOs may have a guest or guests accompany them on business trips on Company leased aircraft. Because there is no incremental cost to the Company related to this travel, no separate value is reported.

Grants of Plan-Based Awards in Fiscal 2025

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Securities Underlying Stock Awards[3]	Grant Date Fair Value of Stock Awards[2][3]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
David V. Auld	10/23/24	—	—	$5,000,000	—	—	17,527	—	$ 2,369,978
	10/30/24	—	—	—	5,834	36,079	82,981	—	$ 6,363,975
	11/20/24	—	—	—	—	—	—	36,785	$ 5,835,572
Paul J. Romanowski	10/23/24	—	—	$7,500,000	—	—	26,290	—	$ 3,554,891
	10/30/24	—	—	—	14,584	90,198	207,456	—	$15,910,025
	11/20/24	—	—	—	—	—	—	7,820	$ 1,219,607
Michael J. Murray	10/23/24	—	—	$6,250,000	—	—	21,908	—	$ 2,962,359
	10/30/24	—	—	—	12,153	75,165	172,880	—	$13,258,354
	11/20/24	—	—	—	—	—	—	7,820	$ 1,219,607
Bill W. Wheat	10/23/24	—	—	$5,000,000	—	—	17,527	—	$ 2,369,978
	10/30/24	—	—	—	8,750	54,119	124,473	—	$ 9,546,050
	11/20/24	—	—	—	—	—	—	7,055	$ 1,100,298

(1) Represents the maximum cash portion of the PTI Bonus program approved on October 23, 2024. See *"Fiscal 2025 – PTI Bonus Results and Payout"* on page 30 for additional information. The actual earned cash payouts under the PTI Bonus program are included in the *"Non-Equity Incentive Plan Compensation"* column of the *"Summary Compensation Table"* on page 39.

(2) PTI Bonus Stock: The 17,527 shares for Mr. Auld, 26,290 shares for Mr. Romanowski, 21,908 shares for Mr. Murray and 17,527 shares for Mr. Wheat represent the portion of their PTI Bonus paid in stock. Such shares were approved on April 15, 2025 (9,044, 13,566, 11,305 and 9,044 shares, respectively) and October 21, 2025 (8,483, 12,724, 10,603 and 8,483 shares, respectively), and stock was granted on April 21, 2025 and October 29, 2025, respectively. The value reflected in the table is based on the Company's opening stock price on the grant dates of $120.36 and $151.06, respectively.

2027 PSUs: Our NEOs were each awarded a grant of 2027 PSUs on October 30, 2024, which were approved on October 23, 2024. The threshold, target and maximum amounts reflect the number of 2027 PSUs each executive could earn based on the level of performance attained with respect to four performance goals at the end of the three-year performance period.

The grant date fair value of the 2027 PSUs is $176.39 per unit and was determined in accordance with accounting guidance for share-based payments and is primarily based on the Company's stock price on the date of grant and the probable outcome of the applicable performance conditions at grant. These 2027 PSUs are discussed under the headings *"Fiscal 2025 Equity Incentive Awards – Target 2027 PSUs and RSUs"* on page 31 and *"Fiscal 2025 – 2027 PSUs (Performance Period Ending September 30, 2027)"* on page 32 and the related grant date fair value is included in the *"Stock Awards"* column in the *"Summary Compensation Table"* on page 39.

(3) RSUs: Our NEOs were each awarded RSUs on November 20, 2024. The RSUs for Mr. Auld vest in three equal annual installments on each of the first three anniversaries of the grant date. The RSUs for Mr. Romanowski, Mr. Murray and Mr. Wheat vest in five equal annual installments on each of the first five anniversaries of the grant date.

The grant date fair value of the November 20, 2024 RSUs vesting in three years is $158.64 per unit and $155.96 per unit for the RSUs vesting in five years. The grant date fair values were determined in accordance with accounting guidance for share-based payments and reflect discounts for the lack of dividend accruals during the relevant vesting period. The grant date fair values of these awards are included in the *"Stock Awards"* column in the *"Summary Compensation Table"* on page 39.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information about outstanding equity awards at September 30, 2025.

Name	Grant Date	Number of Time-Based Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Market or Payout Value of Unearned Shares, Units or Other Shares of Stock That Have Not Vested	
David V. Auld	11/20/2024	35,412	(1)	—		$ 6,001,272	(1)
	10/30/2024	—		36,079	(2)	$ 6,114,308	(2)
	12/12/2023	—		55,556	(3)	$ 9,415,075	(3)
	11/8/2023	13,176	(1)	—		$ 2,232,937	(1)
	4/20/2023	7,016	(1)	—		$ 1,189,002	(1)
Paul J. Romanowski	11/20/2024	7,820	(1)	—		$ 1,325,255	(1)
	10/30/2024	—		90,198	(2)	$ 15,285,855	(2)
	12/12/2023	—		92,912	(3)	$ 15,745,797	(3)
	11/8/2023	8,376	(1)	—		$ 1,419,481	(1)
	4/20/2023	7,110	(1)	—		$ 1,204,932	(1)
	3/23/2022	7,639	(1)	—		$ 1,294,581	(1)
	3/17/2021	1,734	(1)	—		$ 293,861	(1)
Michael J. Murray	11/20/2024	7,820	(1)	—		$ 1,325,255	(1)
	10/30/2024	—		75,165	(2)	$ 12,738,213	(2)
	12/12/2023	—		73,755	(3)	$ 12,499,260	(3)
	11/8/2023	8,376	(1)	—		$ 1,419,481	(1)
	4/20/2023	7,110	(1)	—		$ 1,204,932	(1)
	3/23/2022	7,639	(1)	—		$ 1,294,581	(1)
	3/17/2021	2,232	(1)	—		$ 378,257	(1)
Bill W. Wheat	11/20/2024	7,055	(1)	—		$ 1,195,611	(1)
	10/30/2024	—		54,119	(2)	$ 9,171,547	(2)
	12/12/2023	—		55,556	(3)	$ 9,415,075	(3)
	11/8/2023	7,552	(1)	—		$ 1,279,837	(1)
	4/20/2023	4,740	(1)	—		$ 803,288	(1)
	3/30/2022	5,070	(1)	—		$ 859,213	(1)
	3/17/2021	2,232	(1)	—		$ 378,257	(1)

(1) Represents the RSUs granted to our NEOs. The value of the RSUs is based on the closing price of our common stock on September 30, 2025 of $169.47. Mr. Auld's awards vest in three equal annual installments on each of the first three anniversaries of the grant date. Mr. Romanowski's, Mr. Murray's and Mr. Wheat's awards vest in five equal annual installments on each of the first five anniversaries of the grant date.

(2) Represents the target number of 2027 PSUs that may be earned. The 2027 PSUs are described under the headings *"Fiscal 2025 Equity Incentive Awards – Target 2027 PSUs and RSUs"* on page 31 and *"Fiscal 2025 – 2027 PSUs (Performance Period Ending September 30, 2027"* on page 32, and vest subject to attainment of applicable performance criteria following completion of a three-year performance period on September 30, 2027. The value of the 2027 PSUs is based on the closing price of our common stock on September 30, 2025 of $169.47.

(3) Represents the target number of 2026 PSUs that may be earned. The 2026 PSUs vest subject to attainment of applicable performance criteria following completion of a three-year performance period on September 30, 2026. The value of the 2026 PSUs is based on the closing price of our common stock on September 30, 2025 of $169.47.

Stock Vested

The following table presents information about stock vested for each of our named executive officers during the fiscal year ended September 30, 2025. None of our named executive officers exercised stock options during this period.

Name	Stock Awards	
	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting[2]
David V. Auld	236,752	$ 35,140,393
Paul J. Romanowski	112,028	$ 16,258,255
Michael J. Murray	109,247	$ 15,870,922
Bill W. Wheat	78,628	$ 11,356,935

(1) Number of shares that vested includes vesting of RSUs, 2025 PSUs and the portion of the executive's fiscal 2025 PTI Bonus paid in stock.

(2) Value reflects the stock price on the applicable vesting date (or the issuance date for the fiscal 2025 PTI Bonus paid in stock) multiplied by the number of shares vested (or issued).

Nonqualified Deferred Compensation Plans

D.R. Horton has established the following nonqualified deferred compensation plans:

Deferred Compensation Plan. The Deferred Compensation Plan permits participants, including D.R. Horton's executive officers and directors, to voluntarily defer up to 100% of cash bonuses or director fees and up to 90% of base salary. Deferred amounts earn a rate of return based on the participants' selection from a variety of independently managed funds. The Company does not provide a guaranteed rate of return on these deferred amounts. Actual returns depend on the market performance of fund selections.

Pursuant to an annual election, benefits under the plan are payable upon retirement, termination of employment or on a fixed date, subject to the six-month delay for certain employees, as required under Section 409A of the Internal Revenue Code. Payment may also be made upon death, disability or an unforeseeable emergency. The participants may elect to receive a lump sum payment or annual installments beginning either during employment or after the termination of employment or director service.

Amounts payable under the plan are unsecured, and the plan participants' rights to enforce payment are the same as a general unsecured creditor. However, upon a change in control (as defined in the Deferred Compensation Plan), all plan benefits will be fully funded through an irrevocable grantor trust (also known as a "Rabbi trust").

SERP 2. Under the Company's SERP 2 plan, eligible participants, including our executive officers, region presidents, division presidents and other key employees, to accrue supplemental Company benefits equal to 10% of his or her annual base salary as of the first day of the fiscal year, contingent upon the participant being employed by the Company on the last day of the fiscal year. This liability accrues earnings in future years at an annual rate established by the SERP 2 administrative committee.

Pursuant to an annual election, benefits under the plan are payable within 60 days following the participant's retirement or termination of employment, subject to the six-month delay for certain employees, as required under Section 409A of the Internal Revenue Code. Payments may also be made upon the death or disability of the participant or a change in control of the Company. The participants may elect to receive a lump sum payment or quarterly installments over a period not to exceed five years.

If a participant is terminated for cause, all benefits under the SERP 2 will be forfeited. Amounts payable under the SERP 2 are unsecured, and the plan participants' rights to enforce payment are the same as a general unsecured creditor.

The following table shows, for each named executive officer, aggregate contributions, earnings and withdrawals/distributions during fiscal 2025 and outstanding balances as of September 30, 2025 under both of our nonqualified deferred compensation plans.

Nonqualified Deferred Compensation

| Name | Contributions in Fiscal 2025 | | Aggregate Earnings in Fiscal 2025 | | Aggregate Withdrawals/ Distributions in Fiscal 2025 | Aggregate Balance at September 30, 2025 | |
	Executive Contributions to Deferred Compensation Plan	Company Contributions to SERP 2[(1)]	Deferred Compensation Plan[(2)]	SERP 2[(3)]		Deferred Compensation Plan	SERP 2
David V. Auld	—	$ 70,000	$ —	$ 411,954	—	$ —	$ 4,450,186
Paul J. Romanowski	—	$ 70,000	$ 2,979,828	$ 205,776	—	$ 33,848,196	$ 2,257,963
Michael J. Murray	—	$ 50,000	$ 6,505	$ 172,710	—	$ 113,980	$ 1,886,380
Bill W. Wheat	—	$ 50,000	$ —	$ 242,734	—	$ —	$ 2,630,922

(1) Represents the amount of unfunded, unsecured liabilities credited by the Company on behalf of each participant in fiscal 2025 under the SERP 2. Such amount is also included in the *"All Other Compensation"* column of the *"Summary Compensation Table"* on page 39.

(2) Represents the net amount of earnings resulting from the performance of a variety of independently managed funds available to and selected by each participant under the Deferred Compensation Plan.

(3) Represents the amount of earnings accrued under the SERP 2. The rate is determined by the SERP 2 plan administrative committee and is typically 10% per annum. The portion of earnings considered above-market are included in the *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* column of the *"Summary Compensation Table"* on page 39. The above-market portion of earnings for each of the above individuals for fiscal 2025 was: Mr. Auld: $216,377; Mr. Romanowski: $108,083; Mr. Murray: $90,715; and Mr. Wheat: $127,495.

Potential Payments Upon Termination or Change in Control

Our NEOs do not have employment, severance or change in control agreements providing severance payments upon involuntary termination of their employment. However, certain benefit and incentive plans include provisions regarding termination of employment or a change in control. Any additional severance payments would be at the discretion of the Compensation Committee at the time of termination. The following is a summary of the treatment of benefits under our benefit plans for various types of terminations, including upon a change in control.

Our benefit plans define "cause" as a violation of employee conduct standards within our employee manual and "change in control" as the occurrence of any of the following events:

(i) A merger, consolidation or reorganization in which our stockholders before the transaction own less than 50% of the combined voting power of the resulting entity immediately after the transaction or if their ownership percentages prior to the transaction change materially;

(ii) We sell all or substantially all of our assets or we completely liquidate or dissolve;

(iii) A person becomes the beneficial owner of at least 20% of the combined voting power of the resulting entity (except that the threshold for amounts deposited under our SERP 2 plan on or after January 1, 2005 is 50% of the combined voting power or 35% of the combined voting power acquired in a single transaction or series of transactions in any 12-month period); or

(iv) During any two-year period, a majority of the Board is replaced by individuals who were not nominated and approved by the incumbent Board.

2018 Incentive Bonus Plan

Our D.R. Horton, Inc. 2018 Incentive Bonus Plan, under which our PTI Bonus program is administered, provides that the Compensation Committee may, in its sole discretion, determine the effect of a participant's termination of employment, death or disability prior to the payment of an award.

In the event of a change in control of the Company, plan participants will become entitled to receive an amount equal to (i) the award the participant would have earned for the relevant performance period, based on the achievement of the performance goals as of the last calendar month end preceding the change in control, multiplied by (ii) a fraction, calculated as (a) the number of elapsed days in the applicable performance period as of the change in control, divided by (b) the number of days in the performance period. Such earned bonuses are payable within 15 days following a change in control and are not subject to any downward discretion.

2024 and 2006 Stock Incentive Plan

Our D.R. Horton 2024 Stock Incentive Plan, approved by the Company's stockholders at the 2024 Annual Meeting of Stockholders, is our primary equity compensation plan and permits the Compensation Committee to make appropriate adjustments, which may include accelerated vesting of awards. For our PSUs, in the event of an NEO's termination of employment on or after the first anniversary of the first day of the performance period due to (i) a termination by the Company without cause, (ii) the NEO's voluntary termination without cause, (iii) the NEO's retirement at the age of 65 or older, (iv) the NEO's disability, or (v) the NEO's death, a pro-rated portion of the target PSUs granted (prorated based on the number of full months completed during the performance period) will remain outstanding and eligible to vest following the end of the performance period based on actual achievement of the performance goals. For our RSUs, in the event of an NEO's termination of employment due to (i) the NEO's retirement at the age of 65 or older, (ii) the NEO's disability, or (iii) the NEO's death, the RSUs would accelerate and vest upon such termination.

We also maintain the D.R. Horton 2006 Stock Incentive Plan, under which our named executive officers have outstanding awards but no future awards will be made, which allows or provides for accelerated vesting of all outstanding unvested RSUs and options granted under the plan in the event of a change in control of the Company or in the event of a participant's death, disability or retirement age specified in the plan.

All currently outstanding time-based RSUs awarded to our executive officers include "double trigger" vesting whereby unvested equity awards will vest only if both (i) a change in control occurs and (ii) within 24 months after the change in control the executive is either (a) terminated by the Company or its acquirer without cause or (b) resigns for good reason.

Amended and Restated Supplemental Executive Retirement Plan No. 2 ("SERP 2")

Under the SERP 2, all deferred amounts are payable (either in a lump sum or in quarterly installments not to exceed five years, per the participant's election) within 60 days following the participant's retirement, termination of employment without cause, disability or death, subject to Section 409A of the Internal Revenue Code which requires a six month delay for certain employees before payments accrued on or after January 1, 2005 can be made. If a participant is terminated for cause, all benefits under the SERP 2 will be forfeited. In the event of a change in control, all deferred amounts are payable (in accordance with the participant's election) within 60 days following the change in control date.

A participant's payment election (lump sum or quarterly installment not to exceed five years) must be made at least 12 months prior to distribution. If no election has been made, pre-2005 accruals will be distributed on the first day of the thirteenth month after an election, and post-2004 accruals will be distributed in a lump sum upon termination of employment (or after the six-month delay, if applicable).

Potential Payments Upon Termination or Change in Control Table

The following table reflects estimated compensation to be paid to each of the NEOs in the event of certain terminations of employment, assuming a termination of employment and a change in control date of September 30, 2025, the last day of our fiscal year, and based on our closing common stock price of $169.47 on that date. As Mr. Auld had reached the retirement age specified in our benefit plans (65 years) before September 30, 2025, amounts payable upon retirement are shown for him. Amounts available to all salaried employees and distributions of vested SERP 2 balances are not included in the following table in accordance with SEC regulations.

Potential Payments Upon Termination or Change in Control

Name	Payments and Benefits	Termination of Employment					
		Voluntary	Normal Retirement	Without Cause	With Cause	Death or Disability	Following Change in Control
David V. Auld	2026 PSUs[1]	$ 6,276,660	$ 6,276,660	$ 6,276,660	$ —	$ 6,276,660	$ 6,276,660
	RSUs[2]	$ 9,423,210	$ 9,423,210	$ 9,423,210	$ —	$ 9,423,210	$ 9,423,210
	Total	**$ 15,699,870**	**$ 15,699,870**	**$ 15,699,870**	**$ —**	**$ 15,699,870**	**$ 15,699,870**
Paul J. Romanowski	2026 PSUs[1]	$ 10,497,141	$ —	$ 10,497,141	$ —	$ 10,497,141	$ 10,497,141
	RSUs[2]	$ —	$ —	$ —	$ —	$ 5,538,110	$ 5,538,110
	Total	**$ 10,497,141**	**$ —**	**$ 10,497,141**	**$ —**	**$ 16,035,251**	**$ 16,035,251**
Michael J. Murray	2026 PSUs[1]	$ 8,332,840	$ —	$ 8,332,840	$ —	$ 8,332,840	$ 8,332,840
	RSUs[2]	$ —	$ —	$ —	$ —	$ 5,622,506	$ 5,622,506
	Total	**$ 8,332,840**	**$ —**	**$ 8,332,840**	**$ —**	**$ 13,955,346**	**$ 13,955,346**
Bill W. Wheat	2026 PSUs[1]	$ 6,276,660	$ —	$ 6,276,660	$ —	$ 6,276,660	$ 6,276,660
	RSUs[2]	$ —	$ —	$ —	$ —	$ 4,516,206	$ 4,516,206
	Total	**$ 6,276,660**	**$ —**	**$ 6,276,660**	**$ —**	**$ 10,792,866**	**$ 10,792,866**

(1) Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat were awarded a target number of 55,556, 92,912, 73,755 and 55,556 2026 PSUs, respectively, for the performance period of October 1, 2023 through September 30, 2026. Pro-rata vesting based on actual performance after completion of the performance period will occur (pro-rated based on the number of months served from October 1, 2023) in the event of a termination listed above. Upon a change in control, the Compensation Committee may accelerate vesting of part or all of the 2026 PSUs.

(2) For Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat, the RSU amounts represent each officer's unvested portion of RSUs, as shown in the *"Number of Time-Based Shares or Units of Stock That Have Not Vested"* column of the *"Outstanding Equity Awards at Fiscal Year-End"* table on page 41, valued at $169.47 per unit, the closing price of our stock on September 30, 2025 . The value in the table reflects accelerated vesting if a voluntary termination, normal retirement, termination without cause, death or disability, or a qualifying termination following a change in control had occurred on September 30, 2025. All of our NEOs' outstanding RSUs require a double trigger event (i.e., a qualifying termination after a change in control) to accelerate vesting. Additional information on the RSUs granted in fiscal 2025 is set forth in footnote 3 to the *"Grants of Plan-Based Awards in Fiscal 2025"* table on page 40.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the total annual compensation of our median compensated employee in relation to the total annual compensation of Paul Romanowski, our President and Chief Executive Officer, for fiscal 2025.

To identify the median compensated employee, we used the following methodology:

- We determined the median employee as of September 30, 2025 from our approximately 14,263 full-time, part-time and temporary employees, excluding Mr. Romanowski.
- To identify the median employee from our employee population, we received a list of total compensation paid to each employee during fiscal 2025 from our payroll records. For this purpose, total compensation included salary or wages, as applicable, commissions, bonuses, equity awards that vested or were exercised during the year and any other cash compensation paid during the fiscal year. We annualized the salaries and wages of our full and part-time employees who were employed for part of the fiscal year. This methodology was consistently applied to all employees.

Once the median employee was identified, we calculated the employee's total annual compensation using the same methodology used to calculate the total compensation of our CEO in the *"Summary Compensation Table"* on page 39. In addition to the amounts required to be reported as compensation in the Summary Compensation Table, we included the dollar value of employer paid non-discriminatory health insurance benefits in the total annual compensation for both our median employee and Mr. Romanowski to better reflect our employee compensation practices.

For the fiscal year ended September 30, 2025:

- The total compensation of our median employee was $129,775.
- The total compensation of Mr. Romanowski was $25,162,355.

For fiscal 2025, the ratio of Mr. Romanowski's total compensation to the total compensation of the median of all employees (excluding Mr. Romanowski), was 194 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio disclosure may not be comparable to the pay ratio disclosures reported by other companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" (as defined under SEC rules) and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis section beginning on page 25.

The following table sets forth information regarding the compensation of our current President and Chief Executive Officer, Paul Romanowski, and our former President and Chief Executive Officer, David Auld, and the average compensation of our other named executive officers ("NEOs") for the years listed, as well as certain financial performance measures of the Company for the five most recently completed fiscal years. Mr. Romanowski was our principal executive officer ("PEO") in fiscal 2025 and 2024 and Mr. Auld was our PEO in fiscal 2023, 2022 and 2021.

| Year | Summary Compensation Table Total for PEO[1] | Compensation Actually Paid to PEO[2] | Average Summary Compensation Table Total for Non-PEO NEOs[3] | Average Compensation Actually Paid to Non-PEO NEOs[4] | Value of Initial Fixed $100 Investment Based On: | | Net Income[7] (in millions) | Pre-Tax Income[8] (in millions) |
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
2025	$ 25,128,033	$ 21,368,977	$ 18,354,850	$ 16,059,189	$ 235.46	$ 214.30	$ 3,620.9	$ 4,739.9
2024	$ 25,146,069	$ 40,606,598	$ 18,201,439	$ 36,962,537	$ 262.12	$ 182.23	$ 4,806.0	$ 6,284.7
2023	$ 32,082,857	$ 47,028,337	$ 17,370,023	$ 26,652,166	$ 146.46	$ 133.65	$ 4,795.2	$ 6,314.7
2022	$ 29,996,862	$ 26,181,129	$ 16,279,137	$ 13,299,571	$ 90.89	$ 109.89	$ 5,895.6	$ 7,629.7
2021	$ 30,571,596	$ 51,287,681	$ 23,003,394	$ 35,128,198	$ 112.08	$ 130.00	$ 4,191.2	$ 5,356.3

(1) Mr. Romanowski was our President and CEO in fiscal 2025 and 2024 and Mr. Auld was our President and CEO in fiscal 2023, 2022 and 2021. The dollar amounts in this column are the amounts reported for Mr. Romanowski and Mr. Auld, respectively, for each of the corresponding fiscal years in the *"Total Compensation"* column in the *"Summary Compensation Table"* on page 39.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to our PEO, as computed in accordance with Item 402(v) of Regulation S-K, and do not reflect the total compensation actually realized or received by our PEO. In accordance with these rules, these amounts reflect the *"Total"* as set forth in the *"Summary Compensation Table"* for each fiscal year, adjusted as shown below for fiscal 2025. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Please refer to our prior proxy statements for reconciliations of Summary Compensation Table total compensation to compensation actually paid in prior years.

Compensation Actually Paid to PEO	2025
Summary Compensation Table (SCT) total compensation	$ 25,128,033
Less: value of stock awards reported in SCT for the fiscal year	(20,684,523)
Plus: year-end fair value of outstanding and unvested stock awards granted in the fiscal year	16,611,110
Plus: fair value as of the vesting date of stock awards granted and vested in the fiscal year	3,554,891
Plus (or less, if negative): change in fair value from prior fiscal year end to the applicable fiscal year end of outstanding and unvested stock awards granted in prior fiscal years	(3,164,597)
Plus (or less, if negative): change in fair value from prior fiscal year end to vesting date of stock awards granted in prior fiscal years that vested in the fiscal year	(75,937)
Less: prior year-end fair value of any stock awards forfeited during the fiscal year	—
Compensation actually paid to PEO	$ 21,368,977

(3) The dollar amounts reported in this column represent the average of the amounts reported for the Company's NEOs as a group (excluding the PEO) (Non-PEO NEOs) in the *"Total"* column of the *"Summary Compensation Table"* in each applicable fiscal year. The Non-PEO NEOs for the fiscal years presented were as follows:

2025	2024	2023	2022	2021
David V. Auld	David V. Auld	Donald R. Horton	Donald R. Horton	Donald R. Horton
Michael J. Murray	Michael J. Murray	Michael J. Murray	Michael J. Murray	Michael J. Murray
Bill W. Wheat	Bill W. Wheat	Paul J. Romanowski	Paul J. Romanowski	Bill W. Wheat
		Bill W. Wheat	Bill W. Wheat	

(4)   The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect the *"Total"* as set forth in the *"Summary Compensation Table"* for each fiscal year, adjusted as shown below for fiscal 2025. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Please refer to our prior proxy statements for reconciliations of Summary Compensation Table total compensation to compensation actually paid in prior years.

Average Compensation Actually Paid to Non-PEO NEOs	2025
Average Summary Compensation Table (SCT) total compensation	$ 18,354,850
Less: average value of stock awards reported in SCT for the fiscal year	(15,008,724)
Plus: average year-end fair value of outstanding and unvested stock awards granted in the fiscal year	12,259,629
Plus: average fair value as of the vesting date of stock awards granted and vested in the fiscal year	2,644,683
Plus (or less, if negative): average change in fair value from prior fiscal year end to the applicable fiscal year end of outstanding and unvested stock awards granted in prior fiscal years	(2,210,204)
Plus (or less, if negative): average change in fair value from prior fiscal year end to vesting date of stock awards granted in prior fiscal years that vested in the fiscal year	18,955
Less: prior year-end fair value of any stock awards forfeited during the fiscal year	—
Average compensation actually paid to Non-PEO NEOs	**$ 16,059,189**

(5)   Total shareholder return ("TSR") is calculated by assuming that a $100 investment was made on September 30, 2020 and all dividends were reinvested until the last day of each reported fiscal year.

(6)   For purposes of this peer group TSR disclosure, we have used the S&P 500 Index, which is the peer group used in the Company's stock performance graph in our annual report on Form 10-K for fiscal 2025.

(7)   The dollar amounts reported in this column are the net income reflected in the Company's audited financial statements for the applicable fiscal year.

(8)   The dollar amounts reported in this column are the amount of pre-tax income reflected in the Company's audited financial statements for the applicable fiscal year. We selected pre-tax income as our company-selected financial measure because this is the key annual performance metric employed under our executive compensation program.

Relationship Between Compensation Actually Paid and Performance

As described in more detail in the Compensation Discussion and Analysis section, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as defined under SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following graphs to show the relationships between information presented in the Pay versus Performance table.





Compensation Actually Paid, TSR and Peer Group TSR

$60
$40
$20
$0
CAP (in millions)
$300
$200
$100
$0
TSR (per share)
2021
2022
2023
2024
2025
PEO CAP
Average Non-PEO NEO CAP
S&P 500 Index TSR
D.R. Horton, Inc. TSR

Compensation Actually Paid and Net Income

$60
$40
$20
$0
CAP (in millions)
$6
$4
$2
$0
Net Income (in billions)
2021
2022
2023
2024
2025
PEO CAP
Average Non-PEO NEO CAP
Net Income

Compensation Actually Paid and Pre-Tax Income

$60
$40
$20
$0
CAP (in millions)
$8
$6
$4
$2
$0
Pre-Tax Income (in billions)
2021
2022
2023
2024
2025
PEO CAP
Average Non-PEO NEO CAP
Pre-Tax Income

Financial Performance Measures

The most important financial performance measures used by the Company to link NEO compensation actually paid for the most recently completed fiscal year to the Company's performance are as follows:

- Pre-tax income
- Total shareholder return relative to the S&P 500 Index
- Return on assets relative to other S&P 500 companies
- Pre-tax return on assets relative to our performance peer group
- Company stock price
- EPS Growth

Independent Registered Public Accountants

Ernst & Young LLP has been engaged by the Audit Committee to serve through our fiscal year ending September 30, 2026. A representative of Ernst & Young LLP will be present in person or by conference call at the 2026 Annual Meeting and will have an opportunity to make a statement and to respond to appropriate questions from stockholders.

Audit Fees and All Other Fees

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Ernst & Young LLP for the last two fiscal years.

Fees	Fiscal Year Ended September 30,	
	2025	2024[4]
Audit fees[1]	$ 4,336,500	$ 3,768,410
Audit-related fees	—	—
Tax fees[2]	7,000	7,000
All other fees	—	—
Total[3]	$ 4,343,500	$ 3,775,410

(1) Includes audit fees of $1,025,000 and $980,410 incurred by Forestar in fiscal 2025 and 2024, respectively, for which Ernst & Young LLP also serves as the independent registered public accounting firm, as well as audit fees related to certain statutory audits for our rental and financial services operations.

(2) Tax fees are related to tax compliance services for the preparation of partnership tax returns.

(3) The amounts listed above were approved by the Audit Committee, and therefore, none were approved based on waiver of pre-approval under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

(4) The amounts shown for fiscal 2024 have been revised to reflect additional fees paid for audit services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee is responsible for appointing, approving fees and overseeing the independent auditor. The Audit Committee has established a policy to pre-approve audit and permissible non-audit services provided by the independent auditor.

In connection with the engagement of the independent auditor for fiscal 2026, the Audit Committee pre-approved the categories of services listed below, including associated fee limits. The Audit Committee's pre-approval process includes a review of the specific services to be performed within each category and the expected fees. Unless otherwise specified, the term of any pre-approval is 12 months from the date of the pre-approval. If circumstances arise during fiscal 2026 that require additional services not initially contemplated, the Audit Committee requires separate pre-approval before the independent auditor may be engaged.

The following services are pre-approved by the Audit Committee, which may be performed by the independent auditor during fiscal 2026.

Audit Services. Audit work performed related to the Company's financial statements (including quarterly reviews), as well as services that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultations regarding financial accounting and/or reporting standards.

Audit-Related Services. Assurance and related services traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

Tax Services. Services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, and include fees in the areas of tax compliance, tax planning, and tax advice.

All Other Fees. Permitted services not included in the categories above.

The Audit Committee may delegate pre-approval authority to one or more of its members. Any delegated approvals must be reported to the Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

Audit Committee Report

The Audit Committee has reviewed and discussed with management D.R. Horton's audited consolidated financial statements for the fiscal year ended September 30, 2025. Further, the Audit Committee has discussed with D.R. Horton's independent auditor the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board and SEC, including D.R. Horton's audited consolidated financial statements for the fiscal year ended September 30, 2025, the auditor's responsibility under generally accepted auditing standards, significant accounting policies, management's judgments and accounting estimates, any audit adjustments, other information in documents containing audited financial statements and other matters. Finally, the Audit Committee has received and reviewed the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the auditor's independence with the auditor.

Based on its review and discussion described above, the Audit Committee has recommended to the Board of Directors that the audited consolidated financial statements for fiscal 2025 be included in D.R. Horton's Annual Report on Form 10-K for the fiscal year ended September 30, 2025. Further, the Audit Committee approved the engagement of Ernst & Young LLP as D.R. Horton's independent auditor for the fiscal year ending September 30, 2026.

Audit Committee:

Maribess L. Miller, Committee Chair
Brad S. Anderson
Elaine D. Crowley

Proposal Three – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending September 30, 2026. During fiscal 2025, Ernst & Young LLP served as our independent registered public accounting firm and also provided certain tax services, as further discussed above under the heading *"Audit Fees and All Other Fees"* on page 50. A representative of Ernst & Young LLP is expected to be present in person or by conference call at the 2026 Annual Meeting, and to be available to respond to appropriate questions and, if he or she desires, make a statement.

Although not required, we are seeking stockholder ratification of Ernst & Young LLP's appointment as our independent registered public accounting firm as a part of our commitment to strong corporate governance. If Ernst & Young LLP's appointment is not ratified, the Audit Committee will consider whether to retain Ernst & Young LLP, but reserves the discretion to retain them. Similarly, even if the appointment of Ernst & Young LLP is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in our and our stockholders' best interests.

 **The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" the Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for our Fiscal Year Ending September 30, 2026.**

Beneficial Ownership of Common Stock

Management

The following table shows the beneficial ownership of the common stock of D.R. Horton as of December 1, 2025 by (i) each director, (ii) each named executive officer, and (iii) all directors and executive officers as a group. Unless stated otherwise, the shares are owned directly and the named beneficial owners possess sole voting and investment power with respect to the shares set forth in the table. The address for each beneficial owner in the table below is c/o D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011.

Name of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned[1]	
	Number of Shares Beneficially Owned	Percent of Class[2]
Brad S. Anderson	36,116	*
David V. Auld†	945,846	*
Michael R. Buchanan	4,078 (3)	*
Benjamin S. Carson, Sr.	8,752	*
M. Chad Crow	687	*
Elaine D. Crowley	553	*
Maribess L. Miller	21,633	*
Michael J. Murray†	379,500 (4)	*
Paul J. Romanowski†	196,972	*
Barbara R. Smith	553	*
Bill W. Wheat†	331,535	*
All directors and executive officers as a group (11 persons)	**1,926,225**	**0.66%**

*   Less than 1%.

†   A named executive officer for our fiscal year ended September 30, 2025.

(1)   Beneficial ownership includes 2,596 restricted stock units held by Mr. Buchanan that vest on or within 60 days after December 1, 2025 (such restricted stock units vest upon the completion of his term as a director on January 15, 2026). There were none for all other directors and executive officers.

(2)   The percentages are calculated based on 291,099,538 outstanding shares on December 1, 2025. For each person, separately, his or her percentage was calculated by including his or her restricted stock units set forth in note (1) in both the numerator and denominator, and for the group, the percentage was calculated by including the 2,596 restricted stock units set forth in note (1) in both the numerator and denominator.

(3)   These shares do not include 8,136 shares held in trust for the benefit of Mr. Buchanan's wife.

(4)   These shares include 249,825 shares held in a Limited Partnership controlled by Mr. Murray and his wife and do not include 32,340 shares held in a Foundation controlled by Mr. Murray and members of his immediate family.

(5)   As of December 1, 2025, with respect to the directors and executive officers in the table above, the following directors and executive officers beneficially own shares of common stock of Forestar, a consolidated subsidiary of the Company, as follows; Mr. Auld: 25,000 shares; Mr. Murray: 1,000 shares and Mr. Wheat: 20,000 shares.

Certain Other Beneficial Owners

Based on Schedule 13G filings under the Exchange Act, available as of December 1, 2025, the only known beneficial owners of more than 5% of D.R. Horton's outstanding common stock were the following.

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number	Percent[7]
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, Pennsylvania 19355	34,856,397	11.97%
Capital World Investors[2] 333 South Hope Street, 55th Floor Los Angeles, California 90071	30,441,897	10.46%
BlackRock, Inc.[3] 50 Hudson Yards New York, New York 10001	28,422,236	9.76%
Horton Family Limited Partnership and Affiliates[4] 1501 Alta Drive Fort Worth, Texas 76107	20,106,289	6.91%
Donald Ryan Horton[5] 1501 Alta Drive Fort Worth, Texas 76107	4,619,343	1.59%
Douglas Reagan Horton[6] 1501 Alta Drive Fort Worth, Texas 76107	4,587,376	1.59%

(1) Based solely upon information contained in the most recently filed Schedule 13G/A of The Vanguard Group, filed with the SEC on April 10, 2024. According to this Schedule 13G/A, The Vanguard Group reported the following beneficial ownership in shares of the Company's common stock: sole voting power 0 shares; shared voting power 361,868 shares; sole dispositive power 33,613,516 shares and shared dispositive power 1,242,881 shares.

(2) Based solely upon information contained in the Schedule 13G of Capital World Investors, filed with the SEC on October 3, 2025. According to this Schedule 13G, Capital World Investors reported the following beneficial ownership in shares of the Company's common stock: sole voting power 30,150,522 shares; shared voting power 0 shares; sole dispositive power 30,441,897 shares and shared dispositive power 0 shares.

(3) Based solely upon information contained in the most recently filed Schedule 13G/A of BlackRock, Inc., filed with the SEC on April 17, 2025. According to this Schedule 13G/A, BlackRock, Inc. reported the following beneficial ownership in the Company's common stock: sole voting power 26,487,353 shares; shared voting power 0 shares; sole dispositive power 28,422,236 shares and shared dispositive power 0 shares.

(4) Based upon information contained in the most recently filed Schedule 13G/A with the SEC on February 14, 2025, reporting the following beneficial ownership in the Company's common stock: (i) Horton Family Limited Partnership and Horton Family GP, L.L.C.: sole voting power 0 shares; shared voting power 16,649,319 shares; sole dispositive power 0 shares and shared dispositive power 16,649,319 shares and (ii) Horton Family Limited Partnership II and Double R GP, L.L.C.: sole voting power 0 shares; shared voting power 3,456,970 shares; sole dispositive power 0 shares and shared dispositive power 3,456,970 shares.

(5) Based upon information contained in the most recently filed Schedule 13G/A with the SEC on February 14, 2025, Donald Ryan Horton ("Ryan Horton") has sole voting power and sole dispositive power over 4,619,343 shares. Ryan Horton also has shared voting power and shared dispositive power over 21,474,294 shares, which includes 1,368,005 shares for the benefit of Martha Elizabeth Horton and held in trust for which Ryan Horton serves as co-trustee. The 20,106,289 shares listed in footnote 4 are included in the 21,474,294 shares in this footnote and the 21,474,294 shares in footnote 6. If the 21,474,294 shares are included in Ryan Horton's beneficial ownership, his shares beneficially owned would be 26,093,637 shares or 8.96%.

(6) Based upon information contained in the most recently filed Schedule 13G/A with the SEC on February 14, 2025, Douglas Reagan Horton ("Reagan Horton") has sole voting power and sole dispositive power over 4,587,376 shares. Reagan Horton also has shared voting power and shared dispositive power over 21,474,294 shares, which includes 1,368,005 shares for the benefit of Martha Elizabeth Horton and held in trust for which Reagan Horton serves as co-trustee. The 20,106,289 shares listed in footnote 4 are included in the 21,474,294 shares in this footnote and included in the 21,474,294 shares in footnote 5. If the 21,474,294 shares are included in Reagan Horton's beneficial ownership, his shares beneficially owned would be 26,061,670 shares or 8.96%.

(7) The percentages are calculated based on 291,099,538 outstanding shares at December 1, 2025.

Certain Relationships and Related Person Transactions

We have a Related Party Transaction Policy to govern the Company's practices related to reviewing and approving Related Party Transactions. Our Related Party Transaction Policy is available on our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section. The SEC requires the Company to disclose Related Party Transactions in its proxy statement.

Related Party Transactions and Related Parties. Under our policy, Related Party Transactions occur when any Related Party has a direct or indirect material interest in a transaction with the Company exceeding $120,000. A Related Party includes:

- any of our Directors or executive officers;
- any 5% or more beneficial stockholder of the Company;
- any immediate family member of such persons; and
- any entity controlled by such persons.

"Immediate family member" means a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer, nominee for director or beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee for director or beneficial owner. A Related Party also includes anyone who was a director (or director nominee), executive officer, or immediate family member of the forgoing at any time since the beginning of the Company's last fiscal year.

Procedures for Review of Related Party Transactions. Under our policy, a Related Party shall inform and provide the following information to a designated compliance person for any potential Related Party Transaction.

- the Related Party's relationship to the Company and their interest in the Related Party Transaction;
- approximate dollar value;
- material terms; and
- benefits to the Company.

Determination of Related Party Transaction and Submission to the Governance Committee. The designated compliance person determines if the proposed transaction is a Related Party Transaction. If it is, the Related Party Transaction shall be submitted to the Nominating and Governance Committee ("Governance Committee"), which is composed entirely of independent directors, for review and consideration of approval or ratification.

When reviewing a potential Related Party Transaction, our Governance Committee considers, among other factors:

- whether the Company and the Governance Committee reasonably believe the Related Party Transaction is in the best interest of the Company and its stockholders at the time of review;
- whether the Company has valid business reasons to enter into the Related Party Transaction; and
- applicable requirements under the rules, regulations, listing standards or statues of the SEC, NYSE and Section 144 of the Delaware General Corporation Law.

Approval or Disapproval of Related Party Transactions. A Related Party Transaction requires an approval or ratification by a majority vote of disinterested members of the Governance Committee (or Board, if applicable) where a quorum is present or by unanimous written consent. Once approved or ratified by the Governance Committee, the Company may proceed in accordance with the Related Party Transaction's terms, conditions, schedule and practices. If the transaction involves one or more phases or installments, a series of transactional steps or if it is of an ongoing nature, no further approval is required, provided that the terms and conditions have not materially changed from those previously approved by the Governance Committee. If a material change occurs, the Governance Committee must review and approve or ratify the revised terms and conditions.

If the Company enters a Related Party Transaction without obtaining the prior approval required under the Related Party Transaction Policy, the transaction will not automatically be deemed a violation of the Related Party Transaction Policy nor will it be void, invalid or unenforceable. Instead, the Related Party Transaction must be submitted to the Governance Committee as promptly as reasonably practicable after it is entered into, or after it becomes reasonably apparent that such transaction is covered by the Policy, for review and appropriate action. The Governance Committee may consider all alternatives including approving, ratifying, terminating or amending such Related Party Transaction.

Other Related Party Transactions - Delegation to Executive Officers. Authority to approve or ratify the following transactions has been delegated to any Executive Officer of the Company who is disinterested in the transaction. If any of the following transactions approved or ratified by an Executive Officer exceeds $120,000 and involves a Related Party, the Company will comply with Item 404 of Regulation S-K by disclosing the transaction in the Company's proxy statement.

- **Home Purchase and Construction Services.** Home purchases under the Company's employee home purchase program or construction services, both of which are available to all employees of the Company. Actual pricing is determined in each local market where the home is located based on prevailing market conditions and other relevant facts and circumstances by the Company's manager overseeing the project.

- **Employment.** Employment by the Company of an Executive Officer or any "immediate family member" who qualifies as a Related Party.

- **Other Transactions.** Transactions or services between the Company and a Related Party that are valued at $120,000 or less, provided that if the Related Party is an independent director, such transaction or services would not impair the director's independence.

Related Party Transactions – Land Transactions

The Company's homebuilding operations require significant investment in land and lots each year. During fiscal 2025, the Company's homebuilding operations purchased $5.9 billion of land and finished lots. At September 30, 2025, the remaining purchase price of lots controlled through land and lot purchase contracts was $26.0 billion. The Company routinely enters into contracts to purchase land or developed residential lots at predetermined prices on a defined schedule commensurate with planned development or anticipated housing demand. During the due diligence period prior to purchasing undeveloped land, the Company determines if the land has received, or is reasonably expected to receive soon, all significant entitlements or approvals necessary for the land to be used as residential lots for home construction. The Company generally does not purchase undeveloped land without these entitlements or approvals in place or reasonably expected to be in place soon.

In addition, the Company also evaluates whether the prospective development project meets the Company's investment criteria during the due diligence period. The projected financial performance must meet certain standards for return on investment and recovery of the Company's initial cash investment in land and development costs.

As part of its land purchasing strategies, the Company routinely utilizes third-party lot developers and land bankers to retain control of land parcels that have not received all significant entitlements or are too large to meet the Company's investment criteria if purchased outright. The Company typically assigns, in part or whole, land purchase contracts to a third-party developer or land banker, who then purchases the property from the original land seller. The Company subsequently enters into a purchase contract with the developer or land banker to purchase the land or lots typically after the necessary entitlements have been obtained at predetermined prices and schedules that allow the project to satisfy the Company's investment criteria. Generally, terms of a land purchase contract involving a land seller or land banker depend on the parcel's location and size, entitlement status, due diligence duration, contract terms and the willingness and capacity of a land banker to invest in and hold large parcels of unentitled land.

The Company has a strategic relationship with Ryan Horton and Reagan Horton and entities controlled by them (collectively, referred to as "R&R"). Ryan and Reagan Horton are the adult sons of the late Donald R. Horton, the Company's founder and former Chairman, and Martha Elizabeth Horton. Following Mr. Horton's passing, R&R continue to qualify as related parties under our Related Party Transaction Policy only due to their beneficial ownership, directly or indirectly, of more than 5% of the Company's stock. R&R do not have any employment relationship with the Company.

R&R has served as a land seller and a land banker to the Company. The relationship provides advantages to the Company compared to many third-party land sellers, lot developers and land bankers as R&R has the capital capacity and has demonstrated the ability to purchase and hold large tracts of unentitled land or land that does not currently meet the Company's investment criteria. The Company typically contracts with R&R to purchase the land in phases, on a defined schedule, after entitlements are secured, under terms that meet the Company's investment criteria.

The following Related Party Transactions between the Company and R&R involve land purchase contracts to be used primarily in the Company's homebuilding business. Each of these Related Party Transactions was approved by the Governance Committee, composed of disinterested and independent directors of the Board, in accordance with our Related Party Transaction Policy.

The land contract dates, acreage, purchase prices, purchases in fiscal 2025 and fiscal 2026 (to date) and remaining acres to be purchased in each transaction are summarized below.

Project Name	Approval Date	Location	Total Contract Amounts		Fiscal 2025 and Fiscal 2026 Purchases		Remaining to be Purchased	
			Number of Acres	Land Purchase Price (in millions)	Number of Acres	Land Purchase Price (in millions)	Number of Acres	Land Purchase Price (in millions)
Prairie Lakes[1]	Oct 2021	Kyle, TX	612	$ 6.6	—	—	534	$ 5.8
Silverthorne[2]	Dec 2021	Conroe, TX	1,127	$ 40.0	—	—	1,041	$ 37.0
Lone Star at Liberty Trails[3]	Oct 2022	Fort Worth, TX	495	$ 31.2	—	—	341	$ 21.5
Legends Ranch[4]	Apr 2023	Denton, TX	389	$ 23.3	—	—	302	$ 18.1
Tamarron[5]	Oct 2023	Fulshear, TX	245	$ 24.7	79	$ 8.0	166	$ 16.7
Crossmill[6]	Dec 2023	Princeton, TX	310	$ 21.7	—	—	204	$ 13.2
Suncrest[7]	Jan 2025	Princeton, TX	151	$ 14.0	—	—	—	—
River Rock Trails[8]	May 2025	Rockwall, TX	1,878	$ 93.9	—	—	1,878	$ 93.9
Wildflower[9]	Jul 2025	Josephine, TX	1,084	$ 43.3	—	—	1,084	$ 43.3
Silvertrails[10]	Sep 2025	McKinney, TX	123	$ 11.4	—	—	123	$ 11.4

(1) *Prairie Lakes - Kyle, TX.* In October 2021, the Company assigned its contractual rights to purchase 612 acres of unentitled land in Kyle, Texas to R&R. R&R then purchased the land from a third-party land seller for $6.6 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the land from R&R for $6.6 million plus a fee of approximately 12% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a five year period.

(2) *Silverthorne - Conroe, TX.* In December 2021, the Company assigned its contractual rights to purchase 1,127 acres of unentitled land in Conroe, Texas to R&R. R&R then purchased the land from a third-party land seller for $40.0 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the land from R&R for $40.0 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a four year period, subject to extensions.

(3) *Lone Star at Liberty Trails - Fort Worth, TX.* In October 2022, the Company assigned its contractual rights to purchase 495 acres of unentitled land in Fort Worth, Texas to R&R. R&R then purchased the land from two third-party land sellers for approximately $31.2 million, as provided in the terms of the assigned contracts. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 495 acres from R&R for $31.2 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a four year period.

(4) *Legends Ranch - Denton, TX.* In April 2023, the Company assigned its contractual rights to purchase 389 acres of unentitled land in Denton, Texas to R&R. R&R then purchased the land from a third-party land seller for approximately $23.3 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 389 acres from R&R for $23.3 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a six year period. In April 2025, the Company assigned its contractual right to purchase 87 acres of the land to Forestar, the Company's subsidiary, which is in the business of land and lot development. Forestar purchased the 87 acres from R&R and paid R&R the contract price. The 14.81 % accrual fee of approximately $1.8 million was paid by the Company to R&R at the assignment effective in April 2025. Forestar will develop the land into residential lots for future purchase by the Company.

(5) *Tamarron - Fulshear, TX.* In October 2023, the Company assigned its contractual rights to purchase 245 acres of unentitled land in Fulshear, Texas to R&R. R&R then purchased the land from a third-party land seller for approximately $24.7 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 245 acres from R&R for $24.7 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a four year period. In fiscal 2025, the Company purchased 54 acres from R&R for $5.4 million plus the 14.81% accrual fee of approximately $1.1 million on the land purchased. In fiscal 2026, the Company purchased 25 acres from R&R for $2.5 million plus the 14.81% accrual fee of approximately $751,000 on the land purchased.

(6) *Crossmill - Princeton, TX.* In December 2023, the Company assigned its contractual rights to purchase 310 acres of unentitled land in Princeton, Texas to R&R. R&R then purchased the land from a third-party land seller for approximately $21.7 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 310 acres from R&R for $21.7 million plus a fee of approximately 15% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a seven year period. In December 2024, the Company assigned its contractual rights to purchase 106 acres of the land to Forestar, the Company's subsidiary, which is in the business of land and lot development. Forestar purchased the 106 acres from R&R and paid R&R the contract price. The 15% accrual fee of approximately $1.3 million was paid by the Company to R&R at the assignment effective date in December 2024. Forestar will develop the land into residential lots for future purchase by the Company.

(7) *Suncrest - Princeton, TX.* In January 2025, the Company assigned its contractual rights to purchase 151 acres of unentitled land in Princeton, Texas to R&R. R&R then purchased the land from a third-party land seller for approximately $14.0 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 151 acres from R&R for $14.0 million plus a fee of approximately 15% annually on the remaining purchase price of the land. The Company had the right to buy the land in an installment or phase over a 150 day period. In June 2025, the Company assigned its contractual right to purchase 151 acres of land from R&R to a third-party land banker. The third-party land banker purchased the 151 acres from R&R and paid R&R the contract price plus the 15% accrual fee of approximately $778,000 on the land purchased, as provided in the terms of the assigned contract.

(8) *River Rock Trails - Rockwall, TX.* In May 2025, the Company entered into a contract with R&R whereby the Company has the right to purchase 1,878 acres of partially unentitled land in Rockwall, Texas owned by R&R for $93.9 million plus a fee of approximately 10% annually on the remaining purchase price of the land to commence five years after the Company purchases the first installment or phase. The Company has the right to buy the land in installments or phases over a twelve year period.

(9) *Wildflower - Josephine, TX.* In July 2025, the Company entered into a contract with R&R whereby the Company has the right to purchase 1,084 acres of unentitled land in Josephine, Texas owned by R&R for $43.3 million plus a fee of approximately 10% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a six year period.

(10) *Silvertrails - McKinney, TX.* In September 2025, the Company assigned its contractual rights to purchase 123 acres of unentitled land in McKinney, Texas to R&R. R&R then purchased the land from third-party land sellers for approximately $11.4 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 123 acres from R&R for $11.4 million plus a free of approximately 15% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over an eighteen month period.

Other Related Party Transactions

Employment. John Auld, adult son of David Auld, the Company's Executive Chairman, is employed by the Company as a Division President at the Orlando Division. In fiscal 2025, John Auld earned cash compensation of $3,261,115 and equity compensation valued at $215,225. His compensation is consistent with the compensation provided to other employees of the same level with similar responsibilities. John Auld's employment complied with our Related Party Transaction Policy.

Employment. Laura Brown, sister of Michael Murray, the Company's Chief Operating Officer, is employed by the Company at its Corporate office. In fiscal 2025, Laura Brown earned cash compensation of $155,991 and equity compensation valued at $83,439. Her compensation is consistent with the compensation provided to other employees of the same level with similar responsibilities. Laura Brown's employment complied with our Related Party Transaction Policy.

Construction Services. Paul Romanowski, the Company's President and CEO, entered into a construction services contract with the Company to repair and restore personal property damaged during the fall 2024 hurricane season. The estimated cost of the project is $300,000 and such costs will be paid by Mr. Romanowski to the Company. The transaction complied with the Company's Related Party Transaction Policy.

General Information

Time, Place and Purposes of Meeting

Our 2026 Annual Meeting of Stockholders will be held on Thursday, January 15, 2026, at 11:00 a.m. Central Time, at our corporate offices located at 1341 Horton Circle, Arlington, Texas 76011. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. If you require directions to our meeting, please call (817) 390-8200 and ask for our Investor Relations department. The purposes of the 2026 Annual Meeting are set forth in the Notice of Annual Meeting of Stockholders to which this Proxy Statement is attached.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of D.R. Horton. D.R. Horton expects that this Proxy Statement and the accompanying form of proxy will first be released to our stockholders of record on or about December 10, 2025. The cost of this solicitation will be paid by D.R. Horton. The solicitation of proxies will be made primarily by use of the mail. In addition, directors, officers and regular employees of D.R. Horton may make solicitations without special compensation by telephone, facsimile, e-mail or personal interview. They may request banks, brokers, fiduciaries and other persons holding stock in their names, or in the names of their nominees, to forward proxies and proxy materials to their principals and obtain authorization for the execution and return of such proxies to management. D.R. Horton will reimburse such banks, brokers and fiduciaries for their reasonable out-of-pocket expenses for this service. D.R. Horton has engaged Innisfree to act as D.R. Horton's proxy solicitor in connection with the proposals to be acted upon at the 2026 Annual Meeting. Pursuant to D.R. Horton's agreement with Innisfree, it will, among other things, provide advice regarding proxy solicitation issues and solicit proxies from D.R. Horton's stockholders on D.R. Horton's behalf in connection with the 2026 Annual Meeting. For these services, D.R. Horton will pay a fee estimated to be $30,000, plus expenses.

Revocation and Voting of Proxies

Stockholders may vote by marking, signing and dating each proxy card received and returning it in the prepaid envelope, by telephone or electronically through the Internet by following the instructions included on the enclosed proxy card or by casting votes in person at the meeting. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. The procedures, which are designed to comply with Delaware law, allow stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. Stockholders who hold shares in "street name" through a broker or other nominee may be able to vote by telephone or electronically through the Internet in accordance with the voting instructions provided by that institution.

Any proxy given may be revoked by a stockholder at any time before it is exercised by filing with D.R. Horton a notice in writing revoking it, by duly executing and returning a proxy bearing a later date or by voting by telephone or Internet. Proxies also may be revoked by any stockholder present at the 2026 Annual Meeting who expresses a desire to vote his or her shares in person. Subject to such revocation and except as otherwise stated herein or in the form of proxy, all proxies duly executed and received prior to or at the time of the 2026 Annual Meeting will be voted in accordance with the specifications of the proxies. If no specification is made, proxies will be voted as follows: (i) FOR each of the nominees for election of directors *(see Proposal One on page 5)*, (ii) FOR the adoption of the advisory resolution on executive compensation *(see Proposal Two on page 22)* and (iii) FOR ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm *(see Proposal Three on page 52)*, and at the discretion of the proxy holders on all other matters properly brought before the 2026 Annual Meeting or any adjournment or postponement thereof.

Outstanding Shares and Voting Rights

December 1, 2025 has been set as the record date for the purpose of determining stockholders entitled to notice of and to vote at the 2026 Annual Meeting. There were 291,099,538 shares of D.R. Horton's common stock, $.01 par value, issued and outstanding on the record date. On any matter submitted to a stockholder vote, each holder of common stock will be entitled to one vote, in person or by proxy, for each issued and outstanding share of common stock registered in his or her name on the books of D.R. Horton as of the record date. A list of such stockholders will be available for examination by any stockholder at the offices of D.R. Horton set forth above for at least ten days before the 2026 Annual Meeting. If you would like to view the stockholder list, please email Thomas B. Montaño, our Corporate Secretary, at *tbmontano@drhorton.com*.

Quorum Requirement

The D.R. Horton Bylaws provide that there will be a quorum if the holders of a majority of the issued and outstanding shares of common stock entitled to vote are present in person or represented by proxy. The aggregate number of votes entitled to be cast by all stockholders present in person or represented by proxy at the 2026 Annual Meeting, whether those stockholders vote for, against or abstain from voting on any matter, will be counted for purposes of determining whether a quorum exists. Broker non-votes, which are described below under "*Vote Required,*" will be considered present for purposes of determining whether a quorum exists.

Vote Required

NOTICE: Brokers and banks are not permitted to vote on certain proposals without instructions from the beneficial owner, as discussed in more detail below. Therefore, if your shares are held through a broker, bank or other nominee, your shares will not be voted on such proposals unless you provide voting instructions to your broker or bank as described herein.

If your shares are held in a brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in "street name." If a broker or bank holds your shares, you may have received this Proxy Statement directly from them, together with instructions as to how to direct the broker or bank to vote your shares. If you intend to have your vote counted, it is important that you return your voting instructions to your broker or bank. Brokers or banks holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If a broker or bank does not receive specific instructions, they may in some cases vote the shares in their discretion but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker or bank elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker or bank does not vote.

The following table reflects the vote required for each proposal and the effect of broker non-votes and abstentions on the vote, assuming a quorum is present at the meeting:

Proposal	Vote Required	Effect of Broker Non-Votes, if any, and Abstentions
(1) Election of Directors	(1) The number of shares voted "for" a director must exceed the number of shares voted "against" that director	(1) Broker non-votes have no effect Abstentions have no effect
(2) Advisory vote on the approval of executive compensation	(2) An affirmative vote of the holders of a majority of our common stock which has voting power present in person or represented by proxy and entitled to vote	(2) Broker non-votes have no effect Abstentions have the same effect as a vote against the proposal
(3) Ratification of Ernst & Young LLP as our independent registered public accounting firm	(3) An affirmative vote of the holders of a majority of our common stock which has voting power present in person or represented by proxy and entitled to vote	(3) Broker non-votes have no effect Abstentions have the same effect as a vote against the proposal

Stockholders Sharing the Same Address

The broker, bank or other nominee of any stockholder who is a beneficial owner, but not the record holder, of the Company's common stock may deliver only one copy of this Proxy Statement and our Annual Report to multiple stockholders sharing an address, unless the broker, bank or nominee has received contrary instructions from one or more of the stockholders.

In addition, with respect to record holders, in some cases, only one copy of this Proxy Statement and our Annual Report will be delivered to multiple stockholders sharing an address, unless the Company has received contrary instructions from one or more of the stockholders. Upon written or oral request, the Company will deliver promptly free of charge a separate copy of this Proxy Statement and our Annual Report to a stockholder at a shared address to which a single copy was delivered. You can notify your broker, bank or other nominee (if you are not the record holder) or the Company (if you are the record holder) that you wish to receive a separate copy of our proxy statements and annual reports in the future, or alternatively, that you wish to receive a single copy of the materials instead of multiple copies. The Company's contact information for these purposes is: D.R. Horton, Inc., Attention: Jessica Hansen, Senior Vice President and Head of Investor Relations, 1341 Horton Circle, Arlington, Texas 76011, telephone number: (817) 390-8200 or e-mail: *InvestorRelations@drhorton.com*.

Future Stockholder Communications through the Internet

Stockholders may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. The consent of stockholders who have previously consented to electronic delivery will remain in effect until withdrawn. To consent to electronic delivery:

- stockholders whose shares are registered in their own name, and not in "street name" through a broker or other nominee, may simply log in to www.proxyvote.com, the Internet site maintained by Broadridge Financial Solutions, Inc. and follow the step-by-step instructions; and

- stockholders whose shares are registered in "street name" through a broker or other nominee must first vote their shares using the Internet at: www.proxyvote.com, the Internet site maintained by Broadridge Financial Solutions, Inc., and immediately after voting, fill out the consent form that appears on-screen at the end of the Internet voting procedure.

The consent to receive stockholder communications through the Internet may be withdrawn at any time to resume receiving stockholder communications in printed form.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD JANUARY 15, 2026
The Notice, Proxy Statement and Annual Report on Form 10-K are available at
https://materials.proxyvote.com/23331A

Stockholder Proposals for 2027 Annual Meeting

Any stockholder who intends to present a proposal for action at D.R. Horton's 2027 Annual Meeting of Stockholders and to have D.R. Horton include such proposal in its proxy soliciting materials pursuant to Rule 14a-8 under the Exchange Act must deliver a copy of the proposal to the Corporate Secretary of D.R. Horton at 1341 Horton Circle, Arlington, Texas 76011 not later than the close of business on August 12, 2026. Further, all proposals submitted for inclusion in D.R. Horton's proxy soliciting materials relating to the 2027 Annual Meeting must comply with all of the requirements of Rule 14a-8 of the Exchange Act.

In addition, apart from the Rule 14a-8 process and director nominations made pursuant to the proxy access process, the Bylaws of D.R. Horton provide that any stockholder intending to propose any business at our 2027 Annual Meeting must submit written notice of that proposal in a timely manner to Corporate Secretary of D.R. Horton for such proposal to be acted upon at the meeting of stockholders. To be timely, a stockholder's notice for our 2027 Annual Meeting must be delivered to the principal executive offices of D.R. Horton not later than the close of business on October 17, 2026 and not earlier than the close of business on September 17, 2026. In the event that the date of the 2027 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the 2026 Annual Meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such meeting and not later than the close of business on the later of the 90th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made. In no event shall public disclosure of an adjournment, recess or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. The notice must include the information specified in our Bylaws, including information concerning the nominee or the proposal, and the stockholder and the beneficial owner, as the case may be and the information required under SEC Rule 14a-19, if applicable. We will not entertain any such proposals at the annual meeting that do not meet the requirements set forth in our Bylaws.

Pursuant to the proxy access provision in our Bylaws, in order for a stockholder or group of stockholders to nominate a director candidate to be included in the Company's proxy statement for the 2027 Annual Meeting, proper written notice of the nomination must be delivered to the Corporate Secretary of D.R. Horton not later than the close of business on August 12, 2026 and not earlier than the close of business on July 13, 2026, and the nomination must otherwise comply with our Bylaws. In the event that the date of the 2027 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the 2026 Annual Meeting, notice by the stockholder(s) to be timely must be so delivered not earlier than the close of business on the 150th calendar day prior to such meeting and not later than the close of business on the later of the 120th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made.

Requesting Documents from the Company

On our website at *investor.drhorton.com* under the *Policy Documents* link within the Corporate Governance section, you will find the following: (i) Corporate Governance Principles, (ii) Audit Committee Charter, (iii) Compensation Committee Charter, (iv) Nominating and Governance Committee Charter, (v) Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers, (vi) Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters and Complaint Procedures for Employee Matters, (vii) Corporate Code of Business Conduct and Ethics for Employees and Directors, (viii) Human Rights Policy, (ix) Related Party Transaction Policy, (x) Stock Ownership Guidelines, (xi) Political Contributions Policy Statement and (xii) Clawback Policy. You may obtain a copy of any of these documents at no charge through our website or by contacting us for a printed set. **In addition, a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2025, including the financial statements and the financial statement schedules included therein, is available without charge. The exhibits of the Annual Report on Form 10-K are available upon payment of charges that approximate our cost of reproduction.** You may contact us for these purposes at: Attention: Thomas B. Montaño, Senior Vice President and Corporate Secretary, D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011, (817) 390-8200 or e-mail: *tbmontano@drhorton.com*.

Other Matters

Management knows of no other matters to be voted upon at the 2026 Annual Meeting. If any other matter is properly brought before the 2026 Annual Meeting, it is the intention of the persons named as proxies in the form of proxy to vote in their discretion upon such matters in accordance with their judgment. The persons named as proxies are David V. Auld, Executive Chairman, and Paul J. Romanowski, President and Chief Executive Officer.

You are urged to sign, date and return the enclosed proxy in the envelope provided. No postage is required if the envelope is mailed from within the United States. If you subsequently decide to attend the 2026 Annual Meeting and wish to vote your shares in person, you may do so. Your cooperation in giving this matter your prompt attention is appreciated.

By Order of the Board of Directors,

Thomas B. Montaño

THOMAS B. MONTAÑO
Senior Vice President and Corporate Secretary

Arlington, Texas
December 10, 2025



1341 Horton Circle
Arlington, Texas 76011
(817) 390-8200
www.drhorton.com